None of the Canadian securities regulatory authorities nor the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the proposed arrangement involving International Royalty Corporation and Royal Gold, Inc., or passed upon the merits or fairness of the arrangement or upon the adequacy or accuracy of the information contained in this notice of special meeting and management proxy circular. Any representation to the contrary is a criminal offence.

ARRANGEMENT

involving

INTERNATIONAL ROYALTY CORPORATION

and

ROYAL GOLD, INC.

and

RG EXCHANGECO INC.,
a wholly-owned subsidiary of Royal Gold, Inc.

SPECIAL MEETING OF SECURITYHOLDERS OF
INTERNATIONAL ROYALTY CORPORATION
TO BE HELD ON FEBRUARY 16, 2010

NOTICE OF SPECIAL MEETING
AND
MANAGEMENT PROXY CIRCULAR

JANUARY 15, 2010

These materials are important and require your immediate attention. They require securityholders of International Royalty Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors. If you have any questions or require more information with regard to the procedures for voting or completing your transmitted documentation, please contact Georgeson our proxy solicitation agent, at 1-866-725-6575.

NOTICE TO UNITED STATES SECURITYHOLDERS

It may be difficult for securityholders of International Royalty Corporation who are resident in the United States to enforce their rights and any claim they may have arising under the United States federal securities laws, since International Royalty Corporation is incorporated and organized under the laws of Canada, some of its officers and directors may be resident outside of the United States and all or a substantial portion of the assets of such persons may be located outside the United States. Securityholders of International Royalty Corporation who are resident in the United States may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of the United States securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a United States court’s judgment.

January 15, 2010

Dear IRC Securityholder,

It is my pleasure to extend to you, on behalf of the board of directors of International Royalty Corporation (“IRC”), an invitation to attend a special meeting (the “Meeting”) of the shareholders and optionholders of IRC (“IRC Securityholders”) to be held at The Inverness Hotel and Conference Center, Evergreen Room, 200 Inverness Drive West, Englewood, Colorado, USA 80112 on Tuesday, February 16, 2010 at 9:00 a.m. (Mountain Standard Time).

At the Meeting, you will be asked to consider and, if thought advisable, approve, a special resolution (the “Arrangement Resolution”) with respect to the arrangement (the “Arrangement”) involving the acquisition by RG Exchangeco Inc. (“Canco”), a wholly-owned subsidiary of Royal Gold, Inc. (“Royal Gold”), of all of the outstanding common shares (the “IRC Common Shares”) of IRC, pursuant to an amended and restated arrangement agreement effective as of December 17, 2009 among IRC, Royal Gold and Canco.

Under the Arrangement, each holder of IRC Common Shares (an “IRC Shareholder”) may elect to receive either C$7.45 in cash or 0.1385 common shares of Royal Gold (“Royal Gold Shares”) or shares of Canco that are exchangeable for Royal Gold Shares (“Exchangeable Shares”), or a combination thereof, subject to a maximum of US$350 million in cash and a maximum of 7.75 million Royal Gold Shares and Exchangeable Shares. An IRC Shareholder’s consideration election will be subject to pro-ration if the aggregate number of Royal Gold Shares and Exchangeable Shares, or the aggregate amount of cash, as the case may be, elected by all IRC Shareholders exceeds either such maximum. If IRC Shareholders elect to receive more than approximately US$314 million in cash, the number of Royal Gold Shares and Exchangeable Shares issued pursuant to the Arrangement will be adjusted downward on a pro-rated basis until such cash election reaches a maximum of US$350 million. Assuming the maximum share election, the consideration under the Arrangement will consist, on average, of 0.0771 Royal Gold Shares or Exchangeable Shares plus US$3.12 in cash for each IRC Common Share, implying 56% share consideration. Assuming the maximum cash election, the consideration under the Arrangement will consist, on average, of 0.0700 Royal Gold Shares or Exchangeable Shares plus US$3.48 in cash for each IRC Common Share, implying 51% share consideration. All of the foregoing is subject to a further adjustment in the event that both the maximum cash consideration and the maximum share consideration would be exceeded as a result of elections by IRC Shareholders. This description of the pro-ration provisions of the Arrangement is subject to the detailed provisions of the Arrangement itself. See “The Arrangement — Election Procedure and Pro-ration” in the accompanying management proxy circular (the “Circular”). The actual consideration received by an IRC Shareholder will depend upon such IRC Shareholder’s consideration election and the effect of pro-ration (including the effects of the U.S. dollar – Canadian dollar exchange rate), if any.

Certain IRC Shareholders who are residents of Canada for purposes of the Income Tax Act (Canada) or, in the case of a partnership, a partnership that is a “Canadian partnership” for purposes of the Income Tax Act (Canada), will have the opportunity to elect to receive consideration that includes Exchangeable Shares and to make a valid tax election with Canco to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on an exchange of their IRC Common Shares for Royal Gold Shares. See “The Arrangement — Election Procedure and Pro-ration” and “Certain Canadian Federal Income Tax Considerations” in the Circular.

To become effective, the Arrangement Resolution must be approved by (A) at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) IRC Shareholders voting as a single class, and (ii) IRC Shareholders and holders of options to purchase IRC Common Shares (“IRC Options”) voting together as a single class, and (B) a simple majority of the votes cast at the Meeting in person or by proxy by all IRC Shareholders voting as a single class excluding the votes cast in respect of IRC Common Shares held by Douglas B. Silver, Chairman and Chief Executive Officer of IRC.

Royal Gold and Canco entered into voting agreements with each of the directors and officers of IRC and with certain other IRC Shareholders (collectively, the “Voting Shareholders”), pursuant to which the Voting Shareholders have agreed, subject to the terms and conditions thereof, to vote their IRC Common Shares and IRC Options in favour of the Arrangement Resolution. The Voting Shareholders collectively beneficially own or exercise control or direction over an aggregate of 29,686,446 IRC Common Shares and 4,422,000 IRC Options collectively representing approximately 34% of the IRC Common Shares on a fully-diluted basis.

The board of directors of IRC (the “IRC Board”) believes that the Arrangement is fair to IRC Shareholders and in the best interests of IRC. Accordingly, the IRC Board unanimously approved the Arrangement and recommends that IRC Shareholders vote their IRC Common Shares in favour of the Arrangement Resolution. In making its recommendation, the IRC Board considered a number of factors as described in the Circular under the heading “The Arrangement — Recommendation of the IRC Board”.

The accompanying Circular contains a detailed description of the Arrangement and other information relating to IRC, Royal Gold and Canco, including the Royal Gold Shares and the Exchangeable Shares. We urge you to consider carefully all of the information in the Circular. If you require assistance, please consult your financial, legal or other professional advisor. If you have any questions or require more information with regard to the procedures for voting or completing your transmitted documentation, please contact Georgeson our proxy solicitation agent, at 1-866-725-6575.

As you know, on December 14, 2009, Franco-Nevada Corporation through its wholly-owned subsidiary, 7293275 Canada Inc., formally commenced an unsolicited offer (the “Franco-Nevada Offer”) to purchase any and all of the outstanding IRC Common Shares. The IRC Board believes that the Arrangement is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders. As announced by IRC on December 29, 2009, the IRC Board unanimously recommends that IRC Shareholders REJECT the Franco-Nevada Offer and NOT TENDER their IRC Common Shares to the Franco-Nevada Offer.

If you are unable to be present at the Meeting in person, we encourage you to vote by completing the enclosed form of proxy (printed on blue paper). Voting by proxy will not prevent you from voting in person if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend. If you are a non-registered holder of IRC Common Shares and have received these materials through your broker or through another intermediary, please complete and return the proxy or other authorization provided to you by your broker or by such other intermediary in accordance with the instructions provided with the proxy. Failure to do so may result in your IRC Common Shares and IRC Options not being eligible to be voted at the Meeting. This is an important matter affecting the future of IRC and your vote is important regardless of the number of IRC Common Shares or IRC Options you own. To be eligible for voting at the Meeting, the form of proxy must be returned by mail or by facsimile to CIBC Mellon Trust Company (the “Depositary”) not later than 4:30 p.m. (Toronto time) on February 12, 2010, or if the Meeting is adjourned or postponed, prior to 4:30 p.m. (Toronto time) on the day (other than a Saturday, Sunday or any other holiday in Toronto, Ontario) preceding the date to which the Meeting is adjourned or postponed.

We also encourage IRC Shareholders to complete and return the enclosed letter of transmittal and election form (printed on yellow paper) (“Letter of Transmittal and Election Form”), together with the certificate(s) representing your IRC Common Shares, to the Depositary at the address specified in the Letter of Transmittal and Election Form. The Letter of Transmittal and Election Form contains other procedural information relating to the Arrangement and should be reviewed carefully. It is recommended that you complete, sign and return the Letter of Transmittal and Election Form with accompanying IRC Common Share certificate(s) to the Depositary as soon as possible. To make a valid election as to the consideration that you wish to receive under the Arrangement (subject to pro-ration), you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying IRC Common Share certificate(s) to the Depositary prior to 4:30 p.m. (Toronto time) on February 12, 2010, being the business day immediately prior to the date of the Meeting or, if the Meeting is adjourned or postponed, such time on the business day immediately prior to the date of such adjourned or postponed Meeting (the “Election Deadline”). IF YOU FAIL TO MAKE A PROPER ELECTION PRIOR TO THE ELECTION DEADLINE, YOU WILL BE DEEMED TO HAVE ELECTED TO RECEIVE CASH CONSIDERATION IN RESPECT OF EACH IRC COMMON SHARE AS TO 44.372823% (OR US$3.12 IN CASH) AND ROYAL GOLD SHARE CONSIDERATION IN RESPECT OF EACH IRC COMMON SHARE AS TO 55.627177% (OR 0.0771 ROYAL GOLD SHARES), SUBJECT TO PRO-RATION. Please be sure to use the Letter of Transmittal and Election Form (printed on yellow paper) and not the Letter of Transmittal in respect of the Franco-Nevada Offer.

Subject to obtaining court and other approvals and satisfaction or waiver of all other conditions precedent, if IRC Securityholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed in late February 2010.

On behalf of IRC, we would like to thank all IRC Securityholders for their ongoing support as we prepare to take part in this important event in the history of IRC.

Yours truly,

“Douglas B. Silver”

Douglas B. Silver
Chairman and Chief Executive Officer

INTERNATIONAL ROYALTY CORPORATION

NOTICE OF SPECIAL MEETING
OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of shareholders (“IRC Shareholders”) and optionholders (“IRC Optionholders”) of International Royalty Corporation (“IRC”) will be held at The Inverness Hotel and Conference Center, Evergreen Room, 200 Inverness Drive West, Englewood, Colorado, USA 80112 on Tuesday, February 16, 2010 at 9:00 a.m. (Mountain Standard Time) for the following purposes:

1.	to consider, pursuant to an order of the Ontario Superior Court of Justice (Commercial List) dated January 14, 2010 and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix D to the accompanying management proxy circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, as amended (the “CBCA”), all as more particularly described in the Circular, which resolution, to be effective, must be passed by an affirmative vote of the following:

(a)	at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) IRC Shareholders voting as a single class, and (ii) IRC Shareholders and IRC Optionholders voting together as a single class, and

(b)	a simple majority (“Minority Approval”) of the votes cast at the Meeting in person or by proxy by all IRC Shareholders excluding votes attaching to IRC Common Shares held by (i) any “interested party” to the Arrangement within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Ontario Securities Commission and l’Autorité des marchés financiers (Québec) (“MI 61-101”), (ii) any “related party” of an interested party within the meaning of MI 61-101 (subject to exceptions set out therein), and (iii) any person that is a joint actor with any of the foregoing for the purposes of MI 61-101; and

2.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

NOTES:

(1)	IRC has fixed January 14, 2010 as the record date for determining those IRC Shareholders and IRC Optionholders entitled to receive notice of and to vote at the Meeting.

(2)	Pursuant to an order of the Ontario Superior Court of Justice (Commercial List) dated January 14, 2010, registered IRC Shareholders have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered IRC Shareholder who dissents in respect of the Arrangement Resolution (a “Dissenting IRC Shareholder”) is entitled to be paid the fair value of such Dissenting IRC Shareholder’s IRC Common Shares, provided that such Dissenting IRC Shareholder has delivered a written objection to the Arrangement Resolution to IRC by 4:30 p.m. (Toronto time) on February 12, 2010, being the business day preceding the Meeting (or, if the Meeting is postponed or adjourned, the business day preceding the date of the postponed or adjourned Meeting) and has otherwise complied strictly with the dissent procedures described in the Circular, including the relevant provisions of Section 190 of the CBCA. This right is described in detail in the accompanying Circular under the heading “Rights of Dissenting IRC Shareholders”. The text of Section 190 of the CBCA, which will be relevant in any dissent proceeding, is set forth in Appendix I to the Circular. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent. Beneficial owners of IRC Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered owners of IRC Common Shares are entitled to dissent. The obligation of Royal Gold to complete the Arrangement is subject, among other matters, to there not having been delivered and not withdrawn notices of dissent in respect of more than 15% of the outstanding IRC Common Shares.

(3)	To the knowledge of the directors and officers of IRC, after reasonable inquiry, the only votes that are to be excluded in determining whether Minority Approval has been obtained are the votes in respect of 824,500 IRC Common Shares beneficially owned by Douglas B. Silver, Chairman and Chief Executive Officer of IRC.

(4)	IRC Shareholders and IRC Optionholders who are unable to be personally present at the Meeting are requested to date, complete, sign and return the form of proxy (printed on blue paper) in the prepaid envelope provided.

(5)	To be effective, proxies must be received before 4:30 p.m. (Toronto time) on February 12, 2010 (or on the last day (other than a Saturday, Sunday or any other holiday in Toronto, Ontario) preceding any adjournment or postponement of the Meeting).

DATED at Englewood, Colorado, this 15th day of January, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas B. Silver”

Douglas B. Silver
Chairman and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

This management proxy circular (“Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of International Royalty Corporation (“IRC”) for use at the special meeting of shareholders and optionholders (together referred to as “IRC Securityholders”) of IRC (the “Meeting”) to be held at The Inverness Hotel and Conference Center, Evergreen Room, 200 Inverness Drive West, Englewood, Colorado, USA 80112 on Tuesday, February 16, 2010 at 9:00 a.m. (Mountain Standard Time) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting.

DEFINED TERMS

This Circular contains defined terms. For a list of the defined terms used herein, see Appendix A to this Circular.

REPORTING CURRENCY AND FINANCIAL INFORMATION

Except as otherwise indicated in this Circular, references to “Canadian dollars”, “C$” and “$” are to the currency of Canada and references to “U.S. dollars” or “US$” are to the currency of the United States.

All financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to IRC have been prepared in accordance with Canadian generally accepted accounting principles and all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Royal Gold, including the unaudited pro forma consolidated financial statements of Royal Gold, have been prepared and presented in accordance with accounting principles generally accepted in the United States.

FORWARD-LOOKING STATEMENTS

Certain statements in this Circular, including the documents incorporated by reference herein, are forward-looking statements, including, but not limited to, those relating to the proposed Arrangement, the timing of the closing of the proposed Arrangement, information concerning the combined entity, projected revenues and other statements that are not historical facts. These statements are based upon certain material factors, assumptions and analyses that were applied in drawing a conclusion or making a forecast or projection, including IRC’s and Royal Gold’s experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of IRC, Royal Gold or the combined entity. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the control of IRC, Royal Gold and the combined entity, affect operations, business, financial condition, performance and results of IRC and Royal Gold or the combined entity that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: general economic, industry and market segment conditions; changes in applicable environmental, taxation and other laws and regulations, as well as how such laws and regulations are interpreted and enforced; changes in operating risks, including risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations;

increased competition; stock market volatility; ability to maintain current and obtain additional financing; industry consolidation; the execution of strategic growth plans; the outcome of legal proceedings; the ability of IRC, Royal Gold and the combined entity to continue to develop and grow; and management’s success in anticipating and managing the foregoing factors, as well as the risks described under “Risk Factors Relating to the Arrangement” in this Circular and “Risk Factors” in Appendix C to this Circular. In making these statements, IRC and Royal Gold have made assumptions with respect to: expected cash provided by continuing operations; future capital expenditures, including the amount and nature thereof; trends and developments in the mining industry; business strategy and outlook; expansion and growth of business and operations; accounting policies; credit risks; anticipated acquisitions; opportunities available to or pursued by the combined entity; and other matters.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Although the forward-looking statements contained in this Circular are based upon what management of IRC and Royal Gold currently believes to be reasonable assumptions, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These forward-looking statements are made as of the date of this Circular and, other than as specifically required by law, neither IRC nor Royal Gold assumes any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise, except as required by law.

EXCHANGE RATE DATA

The following table sets out the high and low exchange rates for one Canadian dollar expressed in U.S. dollars, for each of the periods indicated, the exchange rate at the end of each such period and, the average of such exchange rates for each such period, in each case, based upon the noon buying rates as quoted by the Bank of Canada.

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2009	2009	2008	2007	2006

High	0.9422	0.9716	1.0289	1.0905	0.9099
Low	0.7692	0.7692	0.7711	0.8437	0.8528
Rate at end of period	0.9327	0.9555	0.8166	1.0120	0.8581
Average rate per period	0.8546	0.8757	0.9381	0.9304	0.8817

On January 15, 2010, the exchange rate for one Canadian dollar expressed in U.S. dollars based upon the noon exchange rate as quoted by the Bank of Canada was US$0.9721.

NOTICE REGARDING INFORMATION

The information contained or incorporated by reference in this Circular concerning Royal Gold, including with respect to its directors, officers and affiliates, is based solely upon information provided to IRC by Royal Gold or upon publicly available information. With respect to this information, the IRC Board has relied exclusively upon Royal Gold, without independent verification by IRC.

Information in this Circular is given as at January 15, 2010 unless otherwise indicated and except for information contained in the documents incorporated herein by reference, which is given as at the respective dates stated therein.

No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

NOTICE TO U.S. IRC SHAREHOLDERS

Securities issued in the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the 1933 Act and applicable exemptions under state securities laws. Securities issued under the Arrangement will be freely transferable under United States federal securities laws, except for securities held by persons who are deemed to be “affiliates” of Royal Gold at the time of any resale of such securities. Such securities held by “affiliates” may be resold by them only in transactions permitted by the resale provisions of Rule 144 promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. See “Regulatory Matters — United States Securities Law Matters”.

The solicitation and transactions contemplated herein are made by IRC, a foreign issuer incorporated under the laws of Canada that has prepared this Circular in accordance with the disclosure requirements of Canada, including the multijurisdictional disclosure system established by National Instrument 71-101 — The Multijurisdictional Disclosure System of the Canadian Securities Administrators, which permits certain information contained herein (including in the documents incorporated herein by reference) concerning Royal Gold to be prepared and disclosed in accordance with the requirements of United States federal securities laws. IRC Securityholders resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of IRC incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). The principal differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles as they apply to IRC are summarized in Note 12 to IRC’s consolidated financial statements for the year ended December 31, 2008, which are incorporated by reference in this Circular.

IRC Shareholders resident in the United States should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for IRC Shareholders may not be described fully herein. For a general discussion of the Canadian income tax consequences to investors who are resident in the United States, see “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Not Resident in Canada”. For the United States federal income tax consequences to investors who are resident in the United States, see “Certain United States Federal Income Tax Considerations”. U.S. holders are urged to consult their own tax advisors with respect to such Canadian and United States federal and state income tax consequences.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that IRC is organized under the laws of a jurisdiction other than the United States, that some of its officers and directors are residents of countries other than the United States, that some or all of the experts named in the Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of IRC and such persons are located outside the United States. IRC Securityholders may not be able to sue IRC or its directors and officers in a foreign court for violations of U.S. securities laws. It may be difficult to compel IRC or its affiliates to subject themselves to a U.S. court’s judgment.

THE ROYAL GOLD SHARES AND EXCHANGEABLE SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT ARE BEING ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES IN WHICH IRC SHAREHOLDERS RESIDE AND THEY HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY OTHER JURISDICTION OUTSIDE OF CANADA. For a discussion of regulatory issues relating to U.S. IRC Shareholders, see “Regulatory Matters — United States Securities Law Matters”.

THE ROYAL GOLD SHARES AND EXCHANGEABLE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOTICE TO ALL IRC SECURITYHOLDERS

Royal Gold is incorporated under the laws of a foreign jurisdiction, and most of the directors and officers of Royal Gold and its experts named in the Circular reside outside of Canada. All of the assets of these persons and Royal Gold may be located outside Canada. Royal Gold has appointed Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 as its agent for service of process in Canada, but it may not be possible for investors to effect service of process within Canada upon all of the directors, officers and experts referred to above. It may also not be possible to enforce against Royal Gold, its directors and officers and such experts judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada. In addition, the rights of a stockholder of a Delaware corporation differ from the rights of a shareholder of a CBCA corporation. See Appendix B to the Circular for a summary comparison of the rights of IRC Shareholders and Royal Gold Stockholders.

QUESTIONS AND ANSWERS
ABOUT THE
MEETING AND THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Circular, including the Appendices hereto, together with some of the questions that you, as an IRC Securityholder, may have and answers to those questions. You are urged to read the remainder of the Circular, the form of proxy and the Letter of Transmittal and Election Form carefully, because the information contained below is of a summary nature and therefore is not complete, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, the form of proxy, the Letter of Transmittal and Election Form, all of which are important and should be reviewed carefully. Capitalized terms used in these Questions and Answers but not otherwise defined herein have the meanings set forth in Appendix A to this Circular.

Q:	Does the IRC Board support the Arrangement?

A:	Yes. The IRC Board has unanimously determined (i) that the Arrangement is fair to IRC Shareholders and in the best interests of IRC, (ii) that IRC should enter the Arrangement Agreement, and (iii) to recommend to IRC Shareholders to vote FOR the Arrangement Resolution.

Prior to entering into the Arrangement Agreement, the IRC Board established the Special Committee, comprised of four independent directors (Mr. Gordon Bogden, Mr. Gord Fretwell, Mr. Rene Carrier and Mr. Doug Hurst) and Mr. Douglas Silver, to oversee and supervise the process carried out by IRC in negotiating and entering into the Arrangement Agreement and to advise the IRC Board with respect to any recommendation that the IRC Board should make to IRC Securityholders. The Special Committee retained Scotia Capital as its financial advisor.

The Special Committee determined that the proposed Arrangement with Royal Gold was fair to IRC Shareholders, in the best interests of IRC and superior to the consideration being offered under the Franco-Nevada Offer. The Special Committee then recommended that the IRC Board approve the proposed Arrangement Agreement.

In making its recommendation, the IRC Board considered a number of factors as described in the Circular under the heading “The Arrangement — Recommendation of the IRC Board”, including an opinion of Scotia Capital which determined that the consideration offered to IRC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to IRC Shareholders other than Royal Gold and its affiliates.

See “The Arrangement — Background to the Arrangement”.

Q:	What should I do with respect to the Franco-Nevada Offer?

A:	The IRC Board unanimously recommends that you REJECT the Franco-Nevada Offer and NOT TENDER your IRC Common Shares. The IRC Board believes that the Arrangement is superior to the Franco-Nevada Offer and more attractive to IRC Shareholders. In addition, IRC has been advised by the directors and officers of IRC that they, together with their respective associates, intend to REJECT the Franco-Nevada Offer and NOT TENDER their respective IRC Common Shares. For more information with respect to the IRC Board’s recommendation to reject the Franco-Nevada Offer, including information regarding how to withdraw your IRC Common Shares from the Franco-Nevada Offer if you have tendered them, please refer to the IRC Directors’ Circular dated December 29, 2009 issued by IRC which is available on SEDAR at www.sedar.com under IRC’s profile.

Q:	When will the Arrangement become effective?

A:	Subject to obtaining Court and other approvals as well as the satisfaction of all other conditions precedent, if IRC Securityholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed in late February 2010.

Q:	What will I receive for my IRC Common Shares under the Arrangement?

A:	If the Arrangement is completed, each IRC Shareholder may elect to receive either C$7.45 in cash or 0.1385 Royal Gold Shares or Exchangeable Shares, or a combination thereof, subject to a maximum of US$350 million in cash and a maximum of 7.75 million Royal Gold Shares and Exchangeable Shares. An IRC Shareholder’s consideration election will be subject to pro-ration if the aggregate number of Royal Gold Shares and Exchangeable Shares, or the aggregate amount of cash, as the case may be, elected by all IRC Shareholders exceeds either such maximum.

If IRC Shareholders elect to receive more than approximately US$314 million in cash, the number of Royal Gold Shares and Exchangeable Shares issued pursuant to the Arrangement will be adjusted downward on a pro-rated basis until such cash election reaches a maximum of US$350 million. Assuming the maximum share election, the consideration under the Arrangement will consist, on average, of 0.0771 Royal Gold Shares or Exchangeable Shares plus US$3.12 in cash for each IRC Common Share, implying 56% share consideration. Assuming the maximum cash election, the consideration under the Arrangement will consist, on average, of 0.0700 Royal Gold Shares or Exchangeable Shares plus US$3.48 in cash for each IRC Common Share, implying 51% share consideration. All of the foregoing is subject to a further adjustment in the event that both the maximum cash consideration and the maximum share consideration would be exceeded as a result of elections by IRC Shareholders. This description of the pro-ration provisions of the Arrangement is subject to the detailed provisions of the Arrangement itself. See “The Arrangement — Election Procedure and Pro-ration”. The actual consideration received by an IRC Shareholder will depend upon such IRC Shareholder’s consideration election and the effect of pro-ration (including the effects of the U.S. dollar – Canadian dollar exchange rate), if any.

See “The Arrangement — Description of the Arrangement”.

Q:	How do I elect to receive my consideration under the Arrangement?

A:	Each registered holder of IRC Common Shares prior to the Election Deadline, being 4:30 p.m. (Toronto time) on February 12, 2010 (being the business day immediately prior to the date of the Meeting or, if the Meeting is adjourned or postponed, such time on the business day immediately prior to the date of such adjourned or postponed Meeting) will have the right to elect in the Letter of Transmittal and Election Form delivered to the Depositary to receive the consideration set out below depending on whether the IRC Shareholder is an Eligible Holder. An “Eligible Holder” is an IRC Shareholder who is (i) a person who is a resident of Canada for purposes of the ITA or, in the case of a partnership, a partnership that is a “Canadian partnership” for purposes of the ITA, and (ii) not exempt from tax under Part I of the ITA or, in the case of a partnership, a partnership none of the partners of which is exempt from tax under Part I of the ITA.

Non-Eligible Holders

Each IRC Shareholder who is not an Eligible Holder, may elect in respect of each IRC Common Share held by such person, 0.1385 Royal Gold Shares, the Cash Consideration or a combination thereof, subject to pro-ration as described below.

Eligible Holders

Each IRC Shareholder who is an Eligible Holder may elect (i) in respect of each Exchangeable Elected Share, 0.1385 Exchangeable Shares (and the Ancillary Rights), or a combination of Cash Consideration and Exchangeable Shares (and the Ancillary Rights), subject to pro-ration, and (ii) in respect of each IRC Common Share that is not an Exchangeable Elected Share, if any, 0.1385 Royal Gold Shares, the Cash Consideration or a combination thereof, subject to pro-ration as described below.

IRC Shareholders who are Eligible Holders wishing to obtain a full or partial tax deferral in respect of the transfer of their IRC Common Shares must elect to receive consideration that includes or is exclusively Exchangeable Shares as all or part of the consideration.

Q:	What will happen to my IRC Options under the Arrangement?

A:	Under the terms of the Arrangement, IRC Options that are not exercised prior to the Effective Time will be cancelled for no consideration.

Q:	What are the Canadian federal income tax consequences of the elections that I make with respect to the Arrangement?

A:	IRC Shareholders who are residents of Canada for purposes of the ITA (other than Eligible Holders discussed below) will realize a taxable disposition of their IRC Common Shares under the Arrangement regardless of whether they elect, or are deemed to elect, to receive cash and/or Royal Gold Shares.

IRC Shareholders who are Eligible Holders may elect to receive consideration that includes Exchangeable Shares (and the Ancillary Rights). The exchangeable share structure is designed to provide an opportunity for such Eligible Holders who make a valid tax election with Canco to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on an exchange of their IRC Common Shares for Royal Gold Shares under the Arrangement.

IRC Shareholders who are not residents of Canada for purposes of the ITA, and do not hold their IRC Common Shares as “taxable Canadian property” will not be subject to tax under the ITA on the disposition of their IRC Common Shares under the Arrangement regardless of whether they elect, or are deemed to elect, to receive cash and/or Royal Gold Shares.

See “Certain Canadian Federal Income Tax Considerations”.

Q:	What are the United States federal income tax consequences of the Arrangement?

A:	IRC Shareholders who are U.S. Holders will recognize a taxable disposition of their IRC Common Shares under the Arrangement regardless of whether they elect, or are deemed to elect, to receive cash and/or Royal Gold Shares.

IRC Shareholders who are not U.S. Holders generally will not be subject to U.S. federal income tax on the disposition of their IRC Common Shares under the Arrangement regardless of whether they elect, or are deemed to elect to receive cash, Exchangeable Shares and/or Royal Gold Shares unless (i) the gain realized is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder, in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

See “Certain United States Federal Income Tax Considerations” for the definition of U.S. Holder and a general summary of certain U.S. federal income tax consequences relating to the Arrangement.

Q:	What will happen to IRC if the Arrangement is completed?

A:	If the Arrangement is completed, Canco will acquire all of the IRC Common Shares and IRC will become an indirect, wholly-owned subsidiary of Royal Gold. Canco and IRC intend to have the IRC Common Shares de-listed from the TSX and AMEX, IRC will apply to cease to be a reporting issuer (or the equivalent) in all jurisdictions in which it is a reporting issuer (or the equivalent) in Canada and will suspend its reporting obligations in the United States under Sections 13(a) and 15(d) of the Securities Exchange Act. See “Effect of the Arrangement on Markets and Listings”.

Q:	Will the Royal Gold Shares and Exchangeable Shares be listed on a stock exchange?

A:	Yes. Royal Gold will apply to list the Royal Gold Shares issuable by Royal Gold under the Arrangement (including upon the exchange of the Exchangeable Shares for Royal Gold Shares) on NASDAQ and the TSX. Royal Gold will also apply to list the Exchangeable Shares issuable by Canco under the Arrangement on the TSX (which listing is subject to Canco fulfilling all of the requirements of the TSX, including distribution of the Exchangeable Shares to a minimum number of public shareholders). It is also a condition of closing that Royal Gold shall have obtained approval for listing of the Royal Gold Shares issuable to IRC Shareholders pursuant to the Arrangement on the NASDAQ and conditional approval for listing of the Royal Gold Shares and Exchangeable Shares issuable to IRC Shareholders pursuant to the Arrangement on the TSX.

Q:	What approvals are required by IRC Securityholders at the Meeting?

A:	To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of (A) at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) IRC Shareholders voting as a single class, and (ii) IRC Shareholders and IRC Optionholders voting together as a single class; and (B) a simple majority of the votes cast on the Arrangement Resolution in person or by proxy at the Meeting by Minority Shareholders. See “The Arrangement — IRC Securityholder Approval”.

Royal Gold and Canco entered into voting agreements (the “Voting Agreements”) with each of the directors and officers of IRC and with certain other IRC Shareholders (collectively, the “Voting Shareholders”), pursuant to which the Voting Shareholders have agreed, subject to the terms and conditions thereof, to vote their IRC Common Shares and IRC Options in favour of the Arrangement Resolution. The Voting Shareholders collectively beneficially own or exercise control or direction over an aggregate of 29,686,446 IRC Common Shares and 4,422,000 IRC Options representing approximately 34% of the IRC Common Shares on a fully-diluted basis.

Q:	Are IRC Shareholders entitled to dissent rights?

A:	Yes. Under the Interim Order, IRC Shareholders are entitled to dissent rights only if they follow the procedures specified in the CBCA, as modified by the Interim Order. If you wish to exercise dissent rights, you should review the requirements summarized in the Circular carefully and consult with legal counsel. See “Rights of Dissenting IRC Shareholders”.

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:	If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. If this occurs, IRC will continue to carry on its business operations in the normal and usual course. See “Risk Factors Relating to the Arrangement”. In certain circumstances, IRC will be required to pay to Royal Gold a termination fee or reimburse Royal Gold for certain of its expenses. See “The Arrangement Agreement — Termination Fee and Reimbursement of Expenses”.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this Circular. IRC Securityholders should then complete, sign and date the enclosed form of proxy (printed on blue paper) and return it in the enclosed return envelope or by facsimile as indicated in the Notice of Meeting as soon as possible so that your IRC Common Shares and IRC Options may be represented at the Meeting. To be eligible for voting at the Meeting, the form of proxy must be returned by mail or by facsimile to the Depositary not later than 4:30 p.m. (Toronto time) on February 12, 2010, or if the Meeting is adjourned or postponed, prior to 4:30 p.m. (Toronto time) on the day (other than a Saturday, Sunday or any other holiday in Toronto, Ontario) preceding the date to which the Meeting is adjourned or postponed. See “General Information Concerning the Meeting and Voting — Appointment of Proxyholder”.

Q:	If my IRC Common Shares are held in street name by my broker, will my broker vote my IRC Common Shares for me?

A:	A broker will vote the IRC Common Shares held by you only if you provide instructions to your broker on how to vote. Without instructions, those IRC Common Shares will not be voted. IRC Shareholders should instruct their brokers to vote their IRC Common Shares by following the directions provided to them by their brokers. Unless your broker gives you its proxy to vote the IRC Common Shares at the Meeting, you cannot vote those IRC Common Shares owned by you at the Meeting. See “General Information Concerning the Meeting and Voting — Explanation of Voting Rights for Beneficial Owners of IRC Common Shares”.

Q:	Should I send in my Letter of Transmittal and Election Form and IRC Common Share certificates now?

A:	Yes. It is recommended that you complete, sign and return the Letter of Transmittal and Election Form with accompanying IRC Common Share certificate(s) to the Depositary as soon as possible. To make a valid election as to the consideration that you wish to receive under the Arrangement (subject to pro-ration), you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying IRC Common Share certificate(s) to the Depositary prior to the Election Deadline, being 4:30 p.m. (Toronto time) on February 12, 2010, being the business day immediately prior to the date of the Meeting or, if the Meeting is adjourned or postponed, such time on the business day immediately prior to the date of such adjourned or postponed Meeting. If you fail to make a proper election by the Election Deadline, you will be deemed to have elected to receive cash consideration in respect of each IRC Common Share as to 44.372823% (or US$3.12 in cash) and Royal Gold Share Consideration in respect of each IRC Common Share as to 55.627177% (or 0.0771 Royal Gold Shares), subject to pro-ration. Please be sure to use the Letter of Transmittal and Election Form (printed on yellow paper) and not the Letter of Transmittal in respect of the Franco-Nevada Offer.

See “The Arrangement — Election Procedure and Pro-ration”.

Q:	Should I send in my proxy now?

A:	Yes. To ensure the Arrangement Resolution is passed, you need to complete and submit the enclosed form of proxy (printed on blue paper) or, if applicable, provide your broker with voting instructions. See “General Information Concerning the Meeting and Voting — Appointment of Proxyholder; — Explanation of Voting Rights for Beneficial Owners of IRC Common Shares”.

Q:	When will I receive the consideration payable to me under the Arrangement for my IRC Common Shares?

A:	You will receive the consideration due to you under the Arrangement promptly after the Arrangement Resolution is approved, Court and other approvals have been obtained, the Arrangement becomes effective and your Letter of Transmittal and Election Form and IRC Common Share certificate(s) and all other required documents are received by the Depositary. See “The Arrangement — Procedure for Arrangement to Become Effective”.

Q:	What happens if I send in my IRC Common Share certificates and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your IRC Common Share certificates will be returned promptly to you by the Depositary.

Q:	Can I change my vote after I have voted by proxy?

A:	Yes. An IRC Securityholder executing the enclosed form of proxy has the right to revoke it under subsection 148(4) of the CBCA. An IRC Securityholder may revoke a proxy by depositing an instrument in writing executed by him or her, or by his or her attorney authorized in writing, at the registered office of IRC at any time up to and including the last day (other than a Saturday, Sunday or other holiday in Toronto, Ontario) preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Q:	Who can help answer my questions?

A:	IRC Securityholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement, including the procedures for voting IRC Common Shares and IRC Options, should contact their broker or Georgeson Shareholder Communications Canada Inc. toll free at one of the numbers below. In addition, Georgeson is available to answer any questions you might have in respect of the information contained in the Circular.

North American Toll-Free Number 1-866-725-6575
Banks, Brokers and Collect Calls: 1-212-806-6859

SUMMARY OF CIRCULAR

The following is a summary of certain information contained elsewhere in, or incorporated by reference into, this Circular, including the Appendices hereto. Certain capitalized terms used in this summary are defined in the Glossary of Defined Terms or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Circular.

Purpose of the Meeting

The purpose of the Meeting is for IRC Securityholders to consider and, if thought advisable, pass, with or without variation, the Arrangement Resolution to approve the Arrangement under Section 192 of the CBCA.

Date, Time and Place

The Meeting will be held at The Inverness Hotel and Conference Center, Evergreen Room, 200 Inverness Drive West, Englewood, Colorado, USA 80112 on February 16, 2010 at 9:00 a.m. (Mountain Standard Time).

IRC Securityholder Approval

The IRC Board recommends that IRC Shareholders vote their IRC Common Shares in favour of the Arrangement Resolution. To be effective, the Arrangement Resolution must be approved, with or without variation, by (A) the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by (i) IRC Shareholders voting as a single class, and (ii) IRC Shareholders and IRC Optionholders voting together as a single class, in each case present in person or represented by proxy at the Meeting and (B) Minority Approval.

The Arrangement Resolution must be passed in order for IRC to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order.

See “The Arrangement — IRC Securityholder Approval”.

Effects of the Arrangement

If the Arrangement Resolution is passed and all of the other conditions to closing of the Arrangement are satisfied, Canco will acquire all of the outstanding IRC Common Shares in exchange for a combination of cash, Royal Gold Shares and Exchangeable Shares to be issued to the IRC Shareholders. Thereupon, IRC will become an indirect wholly-owned subsidiary of Royal Gold.

See “The Arrangement — Description of the Arrangement”.

Description of the Arrangement

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Toronto time) on a date to be determined which is expected to be in late February 2010, but in any case, not later than April 16, 2010). At the Effective Time, the following shall be deemed to occur in the following order (except that steps 2, 3, 4 and 5 shall be deemed to occur simultaneously at a time referred to herein as the “Exchange Time”):

1.	the IRC Rights Plan shall be deemed to have been terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect;

2.	each outstanding IRC Option shall be cancelled and the holder thereof shall have no further rights or benefits in respect of such IRC Option;

3.	each IRC Common Share (other than an Exchangeable Elected Share or an IRC Common Share held by Royal Gold or an affiliate thereof or a Dissenting IRC Shareholder) shall be transferred to Canco in consideration for the Royal Gold Share Consideration, the Cash Consideration, or a combination of the foregoing (as described below);

4.	each IRC Common Share that is an Exchangeable Elected Share (other than an IRC Common Share held by Royal Gold or an affiliate thereof or a Dissenting IRC Shareholder) shall be transferred to Canco in consideration for the Exchangeable Share Consideration or a combination of Cash Consideration and Exchangeable Share Consideration (as described below); and

5.	Royal Gold, Canco and Callco shall execute the Support Agreement and Royal Gold, Canco and the Transfer Agent shall execute the Voting and Exchange Trust Agreement and Royal Gold shall issue to and deposit with the Transfer Agent the Special Voting Share in consideration of the payment to Royal Gold by IRC on behalf of the IRC Shareholders of one United States dollar (US$1.00), to be thereafter held on record by the Transfer Agent as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement.

See “The Arrangement — Description of the Arrangement”.

IRC

IRC is a corporation existing under the CBCA. IRC has acquired a royalty portfolio diversified over five continents and fifteen countries, including seventeen different commodities. The portfolio includes royalties on forty-six exploration stage properties, nineteen in the feasibility stage, eight in the development stage, and twelve currently in production (including two placed on care and maintenance by the operator). Economically, the primary minerals in the portfolio are nickel, copper, gold and cobalt.

See “Information Relating to IRC”.

Royal Gold

Royal Gold is a corporation existing under the laws of the State of Delaware. Royal Gold is engaged in the business of acquiring and managing precious metals royalties. Royal Gold owns royalties on 21 producing properties, 13 development stage properties and over 80 exploration stage properties, of which Royal Gold considers 25 to be evaluation stage projects. Royal Gold uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. Royal Gold does not conduct mining operations and is not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on the properties on which it holds royalty interests. For the three months ended September 30, 2009, Royal Gold derived 86% of its total revenue from gold royalties, 2% of its total revenue from silver royalties, 7% of its total revenue from copper royalties, and 5% of its total revenue from other royalties.

See Appendix C — “Information Relating to Royal Gold and Canco”.

Canco

Canco is a corporation incorporated under the CBCA and an indirect wholly-owned subsidiary of Royal Gold, which will, among other things, issue the Exchangeable Shares pursuant to the Arrangement.

See Appendix C — “Information Relating to Royal Gold and Canco”.

Scotia Capital Fairness Opinion

Scotia Capital was engaged by IRC on December 1, 2009 as its financial advisor to advise and assist IRC in connection with IRC’s initiation of a process to consider strategic alternatives, including, if requested, providing opinions as to the fairness, from a financial point of view, of the consideration to be received in respect of any transaction that emerged from such process.

Scotia Capital delivered its opinion orally to the Special Committee and the IRC Board on December 16, 2009. Scotia Capital subsequently confirmed its opinion by delivery of a written opinion to the Special Committee and the IRC Board dated December 17, 2009, a copy of which is attached as Appendix H. Based upon and subject to the assumptions made and the matters considered in the Scotia Capital Fairness Opinion, Scotia Capital is of the opinion that the consideration offered to IRC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to IRC Shareholders other than Royal Gold and its affiliates.

The Scotia Capital Fairness Opinion does not constitute a recommendation to IRC Shareholders with respect to the Arrangement Resolution.

See “The Arrangement — Scotia Capital Fairness Opinion”.

Recommendation of the IRC Board

The IRC Board believes that the Arrangement is fair to IRC Shareholders and in the best interests of IRC. Accordingly, the IRC Board unanimously approved the Arrangement and recommends that IRC Shareholders vote their IRC Common Shares in favour of the Arrangement Resolution.

Reasons for the Recommendation of the IRC Board

In making its recommendation, the IRC Board considered a number of factors, including:

1.	The Arrangement values IRC at approximately C$749 million (based on the closing price of Royal Gold Shares on NASDAQ of US$50.79 and the currency exchange rate on December 14, 2009). This represents a premium of approximately 70% over IRC’s 20-day volume-weighted average trading price on the TSX through December 4, 2009, the last trading day prior to the public announcement by Franco-Nevada of its intention to make the Franco-Nevada Offer.

2.	The Arrangement arose out of a competitive auction process conducted by IRC in which interested parties were asked to provide written proposals for the acquisition of all of the IRC Common Shares and given multiple opportunities to enhance their proposals. The Arrangement was the most attractive proposal to arise out of the auction process conducted by IRC.

3.	The Scotia Capital Fairness Opinion, which concluded that the consideration offered to IRC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to IRC Shareholders other than Royal Gold and affiliates. See “The Arrangement — Scotia Capital Fairness Opinion” and Appendix H “Scotia Capital Inc. Fairness Opinion”.

4.	IRC Securityholders holding an aggregate of approximately 34% of the IRC Common Shares on a fully-diluted basis, including the three largest IRC Shareholders and each director and officer of IRC, have signed Voting Agreements pursuant to which, and subject to the terms thereof, they have agreed to vote their IRC Common Shares and IRC Options in favour of the Arrangement Resolution. See “Voting Agreements”.

5.	IRC Shareholders who receive Royal Gold Shares or Exchangeable Shares under the Arrangement may benefit from the greater trading liquidity of Royal Gold Shares as compared to IRC Common Shares. In that regard, the average daily trading value of the Royal Gold Shares on the NASDAQ and the TSX over the twelve-month period ended December 4, 2009 (the last trading day prior to the public announcement by Franco-Nevada of its intention to make the Franco-Nevada Offer) was approximately US$35 million compared to the average daily trading value of the IRC Common Shares on the TSX and AMEX of approximately US$1 million during the same twelve-month period.

6.	IRC Shareholders who receive Royal Gold Shares or Exchangeable Shares under the Arrangement will be provided with increased exposure to revenues and cash flows from gold royalties and the opportunity to participate in the future performance of Royal Gold Shares.

7.	IRC Shareholders who are Eligible Holders will have the opportunity to elect to receive consideration that includes Exchangeable Shares (and the Ancillary Rights) and to make a valid tax election with Canco to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on an exchange of their IRC Common Shares for Royal Gold Shares. See “The Arrangement — Election Procedure and Pro-ration” and “Certain Canadian Federal Income Tax Considerations”.

8.	Industry, economic and market conditions and trends.

9.	Historical market prices and trading information with respect to the IRC Common Shares and the Royal Gold Shares.

10.	Information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of IRC and Royal Gold.

11.	The likelihood that the Arrangement will be completed, given the conditions and other approvals necessary to complete the Arrangement.

12.	The terms of the Arrangement Agreement, which permit the IRC Board to consider and respond to a Superior Proposal subject to the payment of the Termination Fee to Royal Gold in certain circumstances.

13.	The requirement that the Arrangement Resolution be passed by (A) at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) IRC Shareholders voting as a single class, and (ii) IRC Shareholders and IRC Optionholders voting together as a single class; and (B) Minority Approval.

14.	The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered.

15.	The availability of rights of dissent to the registered IRC Shareholders with respect to the Arrangement.

See “The Arrangement — Recommendation of the IRC Board”.

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form (printed on yellow paper) is being mailed, together with this Circular, to each person who was a registered holder of IRC Common Shares on the Record Date. Each IRC Shareholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying IRC Common Share certificates, in order to receive the consideration to which such IRC Shareholder is entitled under the Arrangement. It is recommended that IRC Shareholders complete, sign and return the Letter of Transmittal and Election Forms with accompanying IRC Common Share certificates to the Depositary as soon as possible.

See “The Arrangement — Letter of Transmittal and Election Form” and “The Arrangement — Election Procedure and Pro-ration”.

Election Procedure and Pro-ration

Available Elections and Procedure

Each registered holder of IRC Common Shares will have the right, prior to the Election Deadline, to elect in the Letter of Transmittal and Election Form delivered to the Depositary to receive the consideration set out below depending on the status of the IRC Shareholder. To make a valid election as to the consideration that you wish to receive under the Arrangement (subject to pro-ration), you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying IRC Common Share certificate(s) to the Depositary prior to the Election Deadline, being 4:30 p.m. (Toronto time) on February 12, 2009, being the business day immediately prior to the date of the Meeting or, if the Meeting is adjourned or postponed, such time on the business day immediately prior to the date of such adjourned or postponed Meeting.

Non-Eligible Holders

Each IRC Shareholder who is not an Eligible Holder, may elect in respect of each IRC Common Share held by such person, the Royal Gold Share Consideration, the Cash Consideration or a combination thereof, subject to pro-ration as described below.

Eligible Holders

Each IRC Shareholder who is an Eligible Holder may elect, (i) in respect of each Exchangeable Elected Share, the Exchangeable Share Consideration, or a combination of Cash Consideration and Exchangeable Share Consideration, subject to pro-ration as described below, and (ii) in respect of each IRC Common Share that is not an Exchangeable Elected Share, if any, the Royal Gold Share Consideration, the Cash Consideration or a combination thereof, subject to pro-ration as described below.

IRC Shareholders who are Eligible Holders wishing to obtain a full or partial tax deferral in respect of the transfer of their IRC Common Shares must elect to receive Exchangeable Shares as all or part of the consideration in respect of such transfer.

See “Certain Canadian Federal Income Tax Considerations.”

An election will have been properly made only if the Depositary has received, by the Election Deadline, a Letter of Transmittal and Election Form properly completed and signed and accompanied by the certificate(s) for the IRC Common Shares to which the Letter of Transmittal and Election Form relates, properly endorsed or otherwise in proper form for transfer.

The determination of the Depositary as to whether elections have been properly made or revoked and when elections and revocations were received by it will be binding. IRC SHAREHOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM THE DEPOSITARY DETERMINES THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY IRC COMMON SHARES, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE CASH CONSIDERATION IN RESPECT OF EACH IRC COMMON SHARE AS TO 44.372823% (OR US$3.12 IN CASH) AND ROYAL GOLD SHARE CONSIDERATION IN RESPECT OF EACH IRC COMMON SHARE AS TO 55.627177% (OR 0.0771 ROYAL GOLD SHARES), SUBJECT TO PRO-RATION AS DESCRIBED BELOW. The Depositary may, with the mutual agreement of IRC and Royal Gold, make such rules as are consistent with the Arrangement for the implementation of the elections contemplated by the Arrangement and as are necessary or desirable to fully effect such elections.

Pro-ration

An IRC Shareholder may elect in accordance with the holder’s Letter of Transmittal and Election Form, or be deemed to have elected, to receive a percentage (the “Elected Percentage”) of (i) Cash Consideration, and (ii) Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, in exchange for each IRC Common Share held by such IRC Shareholder, provided that:

(a)	the maximum aggregate amount of Cash Consideration to be paid to the IRC Shareholders shall be the Canadian Dollar Equivalent as of the Effective Date of US$350 million (the “Maximum Aggregate Cash Consideration”), and

(b)	the maximum aggregate number of Royal Gold Shares and Exchangeable Shares that may be issued to the IRC Shareholders is the lesser of (i) 7,750,000, and (ii) in the event the maximum aggregate amount of Cash Consideration to be paid to the IRC Shareholders is greater than the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761, the greater of (A) 7,040,919 and (B) 7,750,000 less one for every Canadian Dollar Equivalent as of the Effective Date of US$50.79 of incremental cash election in the aggregate above the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761 (the “Maximum Aggregate Number of Shares”).

As described in greater detail under “The Arrangement — Election Procedure and Pro-ration — Pro-ration”, in situations where the Maximum Aggregate Cash Consideration and/or the Maximum Aggregate Number of Shares are exceeded:

(i)	if the cash election is above US$350,000,000 but the share election is below 7,750,000, pro-ration first is applied using US$350,000,000 as the Maximum Aggregate Cash Consideration, and thus the Maximum Aggregate Number of Shares is 7,040,919;

(ii)	if the share election is above 7,750,000 but the cash election is below US$350,000,000, pro-ration first is applied using 7,750,000 as the Maximum Aggregate Number of Shares, and thus the Maximum Aggregate Cash Consideration is US$313,985,761; and

(iii)	if the cash election is above US$350,000,000 and the share election is above 7,750,000, then, notwithstanding the definitions of Maximum Aggregate Cash Consideration in (a) above and Maximum Aggregate Number of Shares in (b) above, the Maximum Number of Shares will be the mid-point between 7,750,000 and 7,040,919, which is 7,395,459, and the corresponding Maximum Aggregate Cash Consideration will thus be US$331,992,888.

In the event of pro-ration of either the amount of (a) Cash Consideration, (b) Royal Gold Share Consideration or Exchangeable Share Consideration, or (c) both (a) and (b), the actual consideration received by IRC Shareholders will be affected by the U.S. dollar – Canadian dollar exchange rate.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the IRC Board with respect to the Arrangement, IRC Securityholders should be aware that certain members of the IRC Board and of IRC’s management have interests in connection with the transactions contemplated in the Arrangement that may create actual or potential conflicts of interest in connection with such transactions. The Board is aware of these interests and considered them along with the other matters described above in “The Arrangement — Recommendation of the IRC Board”.

See “The Arrangement — Interests of Certain Persons in the Arrangement” and “Regulatory Matters  — Canadian Securities Law Matters — Special Transaction Rules”.

The Arrangement Agreement

The Arrangement Agreement provides for the Arrangement and matters related thereto. Under the Arrangement Agreement, IRC has agreed to, among other things, call the Meeting to seek approval of IRC Securityholders for the Arrangement Resolution and if, approved, apply to the Court for the Final Order. See “The Arrangement Agreement.”

IRC Secured Debentures

The IRC Indenture limits IRC from participating in certain reorganization transactions. Under the Arrangement Agreement, IRC has agreed that, prior to the Effective Time, IRC shall use its commercially reasonable efforts to obtain the approval of the Debentureholders (as defined in the IRC Indenture) under the IRC Indenture to the consummation of the Arrangement and to deliver to the Trustee (as defined in the IRC Indenture) any documentation required under the terms of the IRC Indenture in connection with seeking such approval. In addition, the Arrangement Agreement includes a condition in favour of Royal Gold and Canco that the Debentureholders shall have provided approval under the IRC Indenture to the consummation of the Arrangement and that no event of default shall have occurred under the IRC Indenture prior to, or be occurring as of, the Effective Time. IRC is seeking approval from Debentureholders by way of Extraordinary Resolution (as defined in the IRC Indenture) to amend the IRC Indenture to expressly exclude the Arrangement from the class of reorganization transactions for which the limitations would apply.

See “IRC Secured Debentures”.

Unaudited Pro Forma Consolidated Financial Statements of Royal Gold

The unaudited pro forma consolidated financial statements of Royal Gold that give effect to the Arrangement are set forth in Appendix C to this Circular.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Circular, IRC obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix G. A copy of the Notice of Application applying for the Final Order is attached hereto as Appendix F.

Subject to the approval of the Arrangement Resolution by IRC Securityholders at the Meeting, the hearing in respect of the Final Order is expected to take place on February 19, 2010 in the Court at 393 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable. Any IRC Securityholder who wishes to appear or be represented and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof will be based on the Final Order granted by the Court.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is currently anticipated that Articles of Arrangement for IRC will be filed with the Director under the CBCA to give effect to the Arrangement in late February 2010.

See “The Arrangement — Court Approval and Completion of the Arrangement”.

Fractional Shares

No fractional Exchangeable Shares or fractional Royal Gold Shares will be issued upon the surrender for exchange of certificates representing IRC Common Shares and no dividend, stock split or other change in the capital structure of Canco or Royal Gold will relate to any such fractional security and such fractional interests will not entitle the owner thereof to vote or to exercise any rights as a security holder of Canco or Royal Gold. In lieu of any such fractional securities, each person otherwise entitled to a fractional interest in an Exchangeable Share or a Royal Gold Share will receive a cash payment equal to such person’s pro rata portion of the net proceeds after expenses (including any commissions of sale but excluding the fees of the Depositary, which shall be paid by Canco) received by the Depositary upon the sale of whole Royal Gold Shares representing an accumulation of all fractional interests in Exchangeable Shares or Royal Gold Shares, as the case may be, to which all such persons would otherwise be entitled.

See “The Arrangement — Exchange Procedure”.

Dissent Rights

The Interim Order expressly provides registered holders of IRC Common Shares with the right to dissent with respect to the Arrangement. As a result, any Dissenting IRC Shareholder is entitled to be paid the fair value (determined as of the Exchange Time) of all, but not less than all, of the shares of the same class beneficially held by it in accordance with Section 190 of the CBCA, if the IRC Shareholder dissents with respect to the Arrangement and the Arrangement becomes effective.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a registered IRC Shareholder may only exercise the dissent rights under Section 190 of the CBCA (as modified by the Plan of Arrangement and the Interim Order) in respect of IRC Common Shares that are registered in that IRC Shareholder’s name.

The execution or exercise of a proxy does not constitute a written objection for purposes of the right to dissent under the CBCA.

The Interim Order and the CBCA require adherence to the procedures established therein and failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each IRC Shareholder who might desire to exercise rights of dissent should carefully consider and comply with the provisions of Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, and consult its legal advisors.

Notwithstanding subsection 190(5) of the CBCA (pursuant to which a written objection may be provided at or prior to the Meeting), a Dissenting IRC Shareholder who seeks payment of the fair value of its IRC Common Shares is required to deliver a written objection to the Arrangement Resolution to IRC by 4:30 p.m. (Toronto time) on the business day preceding the Meeting (or, if the Meeting is postponed or adjourned, the business day preceding the date of the reconvened or postponed Meeting). IRC’s address for such purpose is 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA 80112. A vote against the Arrangement Resolution or a withholding of votes does not constitute a written objection.

A Dissenting IRC Shareholder who fails to send to IRC, within the appropriate time frame, a dissent notice, demand for payment and certificates representing the shares in respect of which the IRC Shareholder dissents forfeits the right to make a claim under Section 190 of the CBCA as modified by the Plan of Arrangement and the Interim Order. The transfer agent of IRC will endorse on the share certificates received from a Dissenting IRC Shareholder a notice that the holder is a Dissenting IRC Shareholder and will forthwith return the certificates to the Dissenting IRC Shareholder.

Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent. Beneficial owners of IRC Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered owners of IRC Common Shares are entitled to dissent. The obligation of Royal Gold to complete the Arrangement is subject, among other matters, to there not having been delivered and not withdrawn notices of dissent in respect of more than 15% of the outstanding IRC Common Shares.

See “Right of Dissenting IRC Shareholders”.

De-listing of IRC Common Shares

If the Arrangement is completed, the IRC Common Shares will be de-listed from the TSX and AMEX, IRC will apply to cease to be a reporting issuer (or the equivalent) in all jurisdictions in Canada in which it is a reporting issuer (or the equivalent) and will suspend its reporting obligations in the United States under Sections 13(a) and 15(d) of the Securities Exchange Act.

See “Effect of the Arrangement on Markets and Listings”.

Certain Canadian Federal Income Tax Considerations

IRC Shareholders who are residents of Canada for purposes of the ITA (other than Eligible Holders discussed below) will realize a taxable disposition of their IRC Common Shares under the Arrangement regardless of whether they elect, or are deemed to elect, to receive cash and/or Royal Gold Shares.

IRC Shareholders who are Eligible Holders may elect to receive consideration that includes Exchangeable Shares (and the Ancillary Rights). The exchangeable share structure is designed to provide an opportunity for such Eligible Holders who make a valid tax election with Canco to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on an exchange of their IRC Common Shares for Royal Gold Shares under the Arrangement.

IRC Shareholders who are not residents of Canada for purposes of the ITA, and do not hold their IRC Common Shares as ‘‘taxable Canadian property” will not be subject to tax under the ITA on the disposition of their IRC Common Shares under the Arrangement regardless of whether they elect, or are deemed to elect, to receive cash and/or Royal Gold Shares.

See “Certain Canadian Federal Income Tax Considerations” for a general summary of the principal Canadian federal income tax considerations relevant to IRC Shareholders who are either residents or non-residents of Canada for purposes of the ITA.

Certain United States Federal Income Tax Considerations

The exchange of IRC Common Shares for cash and/or Royal Gold Shares pursuant to the Arrangement will be a taxable transaction to U.S. Holders of IRC Common Shares for U.S. federal income tax purposes.

A Non-U.S. Holder of IRC Common Shares will generally not be subject to U.S. federal income tax in respect of the exchange of IRC Common Shares for cash and/or Royal Gold Shares or Exchangeable Shares unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder, in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

See “Certain United States Federal Income Tax Considerations” for a general summary of certain United States federal income tax considerations relevant to IRC Shareholders.

Risk Factors

There are a number of risk factors relating to the Arrangement, the business of Royal Gold, the Royal Gold Shares and the Exchangeable Shares all of which should be carefully considered by IRC Shareholders.

See “Risk Factors Relating to the Arrangement” and Appendix C — “Information Relating to Royal Gold and Canco — Risk Factors”.

THE ARRANGEMENT

Background to the Arrangement

The terms of the Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of IRC and Royal Gold and their respective advisors. The following is a summary of the material meetings, negotiations, discussions and actions among the parties that preceded the execution and public announcement of the Arrangement Agreement.

From time to time over the past few years, IRC has been approached by other industry participants to explore the possibility of undertaking a transaction involving the acquisition of IRC. Prior to October 2009, none of these approaches resulted in any extensive negotiations or discussions.

In October 2009, IRC was independently approached by Royal Gold and Franco-Nevada, each of which privately requested the opportunity to review a limited number of documents of IRC in anticipation of making an acquisition proposal for IRC.

On October 28, 2009, Mr. David Harquail, Chief Executive Officer of Franco-Nevada, and Mr. Douglas Silver, Chairman and Chief Executive Officer of IRC, attended a meeting in Toronto at which Mr. Harquail suggested the possibility of a business combination involving Franco-Nevada and IRC. Mr. Silver indicated that he would consider the suggestion.

On November 3, 2009, Mr. Silver contacted Mr. Tony Jensen, President and Chief Executive Officer of Royal Gold, and indicated that IRC was agreeable to permitting Royal Gold to conduct limited due diligence on certain matters related to IRC’s business so that Royal Gold could evaluate the terms on which it might propose a transaction for IRC to consider.

Also on November 4, 2009, Mr. Silver spoke with Mr. Harquail and indicated that IRC was agreeable to permitting Franco-Nevada to conduct limited due diligence on certain matters related to IRC’s business so that Franco-Nevada could evaluate the terms on which it might propose a transaction for IRC to consider.

On November 13, 2009, Royal Gold signed a confidentiality agreement with IRC and was given access to limited due diligence information.

On November 18, 2009, Franco-Nevada signed a similar form of confidentiality agreement with IRC and was given access to limited due diligence information.

On November 22, 2009, Mr. Jensen contacted Mr. Silver to advise him that he had learned that a large IRC Shareholder was offering its IRC Common Shares for sale. Mr. Jensen and Mr. Silver also agreed to meet on November 24, 2009.

On November 23, 2009, following receipt of the information by Mr. Silver from Mr. Jensen, Mr. Silver had a discussion with Mr. Harquail in which Mr. Harquail confirmed to Mr. Silver that “one or more large blocks” of IRC Common Shares may be available. On this basis, Mr. Silver suggested that Mr. Harquail accelerate his due diligence and decision-making process in order to make an acquisition proposal.

Also on November 23, 2009, IRC’s Chief Financial Officer, Mr. Ray Jenner, met with senior financial officers of Franco-Nevada to discuss the IRC information to which they had been given access. On November 24, 2009, Mr. Jenner held a similar meeting with senior financial officers of Royal Gold. Also on November 24, 2009, IRC’s Executive Committee, consisting of Mr. Silver, Mr. Paul Zink, President of IRC, and Mr. Jenner, met with Royal Gold. At the meeting, Royal Gold orally presented a non-binding proposal to acquire all of the outstanding IRC Common Shares for a combination of cash and Royal Gold Shares.

On November 25, 2009, after the Executive Committee had provided feedback to Royal Gold on the terms of Royal Gold’s initial proposal, Royal Gold orally communicated to the Executive Committee a non-binding proposal reflecting increased consideration compared to its initial non-binding proposal. Following this meeting, the Executive Committee called an IRC Board meeting to be held on November 27, 2009 to consider Royal Gold’s improved proposal.

On November 26, 2009, Royal Gold provided a written non-binding proposal to Mr. Silver in which Royal Gold confirmed the terms of its non-binding proposal that had been communicated orally on November 25, 2009.

Also on November 26, 2009, Mr. Harquail called Mr. Silver and requested a meeting on November 30, 2009 for the purpose of presenting IRC with a non-binding proposal to acquire all of the outstanding IRC Common Shares in consideration for a combination of cash and Franco-Nevada shares.

On November 27, 2009, the IRC Board met with IRC’s legal counsel, Fasken Martineau DuMoulin LLP, to discuss Royal Gold’s proposal and to discuss a strategy for managing the process going forward. At this meeting, the Special Committee consisting of four independent directors (Mr. Gordon Bogden, Mr. Gord Fretwell, Mr. Rene Carrier and Mr. Doug Hurst) and Mr. Silver. Mr. Bogden was selected as the Special Committee’s Chair. Following this meeting, Mr. Silver and Mr. Bogden called Mr. Tony Jensen to inform them of potential competing proposals and requested additional information relating to Royal Gold’s proposal. At the request of the Special Committee, Mr. Silver also contacted a third company, Company C, to determine if it would be interested in submitting an indicative proposal to acquire IRC. At the request of the Special Committee, Mr. Silver also contacted Scotia Capital later that day and requested that it serve as IRC’s financial advisor in respect of the process.

On November 28, 2009, Mr. Silver received a call from Company C in which Company C expressed an interest in submitting a proposal for the acquisition of IRC. A confidentiality agreement was forwarded to Company C for execution.

Also on November 28, 2009, Mr. Silver contacted Mr. Harquail and informed him, without referring to Royal Gold by name, that IRC had received a very attractive proposal from another interested party and that IRC had established a Special Committee.

On November 29, 2009, Company C returned an executed copy of the confidentiality agreement to IRC.

On November 30, 2009, representatives of IRC and Franco-Nevada met, and Franco-Nevada presented a non-binding proposal to acquire all of the issued and outstanding IRC Common Shares for consideration consisting of a combination of cash and Franco-Nevada shares. At that meeting, Mr. Silver advised Mr. Harquail that the other proposal that IRC had received had a substantially higher value than Franco-Nevada’s proposal and indicated that IRC would provide Franco-Nevada and the other party with an opportunity to conduct certain additional due diligence and to submit revised final non-binding proposals by December 2, 2009. In that context, Franco-Nevada and IRC exchanged further due diligence information.

On December 1, 2009, IRC formally retained Scotia Capital as its financial advisor. IRC also participated in a conference call later that day with Royal Gold to discuss certain issues that had been raised by the IRC Board and its advisors. Later that day, the Special Committee met with the Executive Committee and its financial and legal advisors to discuss the ongoing auction process.

Also on December 1, 2009, IRC sent to each of the three interested parties a bidding protocol letter that requested final non-binding proposals to be provided by 5:00 p.m. (Denver time) on December 2, 2009. In addition, on December 1, 2009, IRC entered into amended confidentiality agreements with each of Royal Gold and Franco-Nevada so that each could conduct more extensive due diligence on IRC.

On December 2, 2009, both Royal Gold and Franco-Nevada submitted revised non-binding proposals as requested in the bidding protocol letter. Royal Gold’s proposal contemplated consideration consisting of a combination of cash and Royal Gold Shares. Franco-Nevada’s proposal contemplated consideration consisting of a combination of cash, Franco-Nevada shares, and listed Franco-Nevada warrants expiring in 2017. Company C advised that it would not be submitting a proposal.

On December 3, 2009, the Special Committee met with the Executive Committee and its financial and legal advisors to discuss the proposals that had been received the previous day from Royal Gold and Franco-Nevada. Based on the discussions at the meeting, the Special Committee instructed Scotia Capital to contact each party to see if it would consider any further improvements to its proposal. Each party was also informed that the Special Committee would reconvene later that evening to review any subsequent proposals that might be received.

Later on December 3, 2009, IRC received revised proposals from both Royal Gold and Franco-Nevada. Each of the revised proposals included a combination of cash and shares of the interested party. Each proposal also required IRC to enter into an exclusivity agreement with the interested party in order to negotiate a definitive acquisition agreement with the interested party.

Following receipt of the revised proposals on December 3, 2009, the Special Committee reconvened with the Executive Committee and its financial and legal advisors to discuss the revised proposals received from Royal Gold and Franco-Nevada. The Special Committee, after consulting with its financial and legal advisors and the Executive Committee, concluded that Royal Gold’s was the more attractive of the two proposals. In addition, the Special Committee unanimously determined to recommend to the IRC Board that IRC pursue exclusive negotiations with Royal Gold with respect to its proposal.

On December 4, 2009, the IRC Board met to discuss the proposals received from Royal Gold and Franco-Nevada and to receive the recommendation of the Special Committee. After presentations by management and Scotia Capital and a discussion about the merits of each proposal, Mr. Bogden, as the Chair of the Special Committee, delivered the Special Committee’s recommendation that, as Royal Gold’s proposal was the more attractive of the two proposals, IRC enter into the requested exclusivity agreement with Royal Gold for purposes of negotiating an acquisition agreement. Following receipt of the Special Committee’s recommendation and after consulting with its legal and financial advisors, the IRC Board unanimously authorized the entering into of the exclusivity agreement with Royal Gold in order to pursue negotiations with Royal Gold concerning its proposal. Late that evening, IRC entered into an exclusivity agreement with Royal Gold which provided for a 10-day exclusivity period expiring at 5:00 p.m. (Toronto time) on December 14, 2009.

Early on December 5, 2009, Scotia Capital advised Franco-Nevada’s financial advisor that IRC had elected to proceed with a different party.

Between December 4 and December 8, 2009, IRC and Royal Gold conducted detailed due diligence on each other’s assets. During this same period, legal counsel to the parties began drafting and negotiating a draft Arrangement Agreement.

On December 6, 2009, Franco-Nevada publicly announced its intention to make the Franco-Nevada Offer.

On December 7, 2009, IRC issued a press release responding to Franco-Nevada’s announcement of its intention to make the Franco-Nevada Offer. IRC announced that the IRC Board would be meeting with its legal and financial advisors to consider an appropriate response to Franco-Nevada’s announced intention and advised that the IRC Board would communicate further with IRC Securityholders in due course.

Between December 7 and December 9, 2009, IRC, Royal Gold and their respective legal and financial advisors continued to negotiate a draft Arrangement Agreement and a draft form of Voting Agreement.

On December 10, 2009, Royal Gold asked IRC to extend the exclusivity period on the basis that Royal Gold would provide an improved proposal to IRC during the extended exclusivity period. On December 11, 2009, IRC and Royal Gold formally extended the exclusivity period to 5:00 p.m. (Denver time) on December 16, 2009. Between December 10 and December 16, 2009, IRC, Royal Gold and their respective legal and financial advisors continued to negotiate the terms of draft Arrangement Agreement and the terms of the Voting Agreements.

On December 14, 2009, Franco-Nevada formally commenced the Franco-Nevada Offer by advertisement and delivered a copy of the Franco-Nevada Circular to IRC at its office in Denver, Colorado. In addition, in accordance with the procedures under the CBCA, Franco-Nevada requested that IRC provide Franco-Nevada with a list of registered IRC Shareholders and IRC Optionholders, which IRC subsequently provided.

Later on December 14, 2009, Mr. Jensen met with Mr. Silver and provided an improved non-binding proposal which contemplated the acquisition of all of the issued and outstanding IRC Common Shares for the consideration contemplated by the Arrangement Agreement consisting of a combination of cash, Royal Gold Shares and exchangeable shares, subject to the restrictions contained in the Arrangement Agreement.

On December 15, 2009, IRC issued a press release advising IRC Shareholders that the IRC Board, together with its financial and legal advisors, would review the full terms of the Franco-Nevada Offer and urged IRC Shareholders to take no action relating to the Franco-Nevada Offer until the IRC Board had the opportunity to review and consider the Franco-Nevada Offer and had made its recommendation to IRC Shareholders.

On December 16, 2009, the IRC Board and Special Committee held a meeting with its Executive Committee, legal and financial advisors to discuss the terms of the draft Arrangement Agreement. At this meeting, the Special Committee received the Scotia Capital Fairness Opinion orally from its financial advisor, Scotia Capital, that the consideration offered under the proposed Arrangement with Royal Gold was fair, from a financial point of view, to IRC Shareholders other than Royal Gold and its affiliates. Following the receipt of such opinion, the Special Committee determined that the proposed Arrangement with Royal Gold was fair to IRC Shareholders, in the best interests of IRC and superior to the consideration being offered under the Franco-Nevada Offer. The Special Committee then recommended that the IRC Board approve the proposed Arrangement Agreement, subject to satisfaction of certain conditions, including the satisfactory settlement of certain outstanding issues under the draft Arrangement Agreement and the draft Voting Agreements. The IRC Board, after receiving the recommendation of the Special Committee and in consultation with its financial and legal advisors, then determined that (i) the proposed Arrangement with Royal Gold was fair to IRC Shareholders and in the best interests of IRC, (ii) IRC should enter into the Arrangement Agreement with Royal Gold in the form previously provided to the IRC Board, subject to satisfaction of certain conditions, including the satisfactory settlement of certain outstanding issues under the draft Arrangement Agreement and the execution and delivery of the Voting Agreements, and (iii) to recommend to IRC Shareholders that they vote their IRC Common Shares in favour of the Arrangement Resolution.

Also on December 16, 2009, IRC announced that the IRC Board had elected to defer the “Separation Time” under the IRC Rights Plan that would otherwise have occurred by reason of the Franco-Nevada Offer until the earlier of (i) such date as may be determined in good faith by the IRC Board prior to the time any person becomes an “Acquiring Person” under the IRC Rights Plan, or (ii) unless otherwise determined by the IRC Board, the day immediately prior to the date on which an “Acquiring Person” becomes such.

Following the meetings of the Special Committee and IRC Board, IRC extended the period of exclusivity with Royal Gold to 5:00 p.m. (Denver time) on December 17, 2009. IRC and Royal Gold and their respective advisors thereafter continued to negotiate the final issues on the Arrangement Agreement and the Voting Agreements and, once finalized, proceeded to obtain executed Voting Agreements from each director and officer of IRC.

After the close of trading on North American markets on December 17, 2009, IRC, Royal Gold and Canco executed the definitive Arrangement Agreement and Royal Gold, Canco and the directors and officers of IRC party to the Voting Agreements executed the Voting Agreements. The parties then publicly announced the execution of the Arrangement Agreement prior to the opening of trading on North American markets on December 18, 2009.

On December 23, 2009, Royal Gold issued a press release announcing that it had entered into Voting Agreements with additional IRC Shareholders. These Voting Agreements, together with those previously entered into with each director and officer of IRC, result in the holders of approximately 34% of the IRC Common Shares on a fully-diluted basis having agreed to vote their IRC Common Shares and IRC Options in favour of the Arrangement Resolution.

On December 28, 2009, the IRC Board met to consider further the terms of the Franco-Nevada Offer. Following receipt of an opinion from Scotia Capital to the effect that, as of December 28, 2009, the consideration offered by Franco-Nevada under the Franco-Nevada Offer was inadequate, from a financial point of view, to IRC Shareholders other than Franco-Nevada and its affiliates, and consideration of a number of other factors described in the IRC Directors’ Circular, the IRC Board formally resolved to unanimously recommend to IRC Shareholders that they reject the Franco-Nevada Offer and not tender their IRC Common Shares.

On December 29, 2009, IRC issued a press release prior to the opening of trading on North American markets announcing the IRC Board’s recommendation that IRC Shareholders reject the Franco-Nevada Offer. Later that day, IRC mailed the IRC Directors’ Circular containing the IRC Board’s recommendation and reasons therefor to IRC Securityholders.

On January 15, 2010, IRC, Royal Gold and Canco amended and restated the Arrangement Agreement with effect as of December 17, 2009 to make certain changes of a technical nature to such agreement.

Scotia Capital Fairness Opinion

Scotia Capital was engaged by IRC on December 1, 2009 as its financial advisor to advise and assist IRC in connection with IRC’s initiation of a process to consider strategic alternatives, including, if requested, providing opinions as to the fairness, from a financial point of view, of the consideration to be received in respect of any transaction that emerged from such process. The Special Committee requested that Scotia Capital provide an opinion to the Special Committee and the IRC Board as to the fairness, from a financial point of view, of the consideration offered to IRC Shareholders pursuant to the Arrangement. Scotia Capital delivered its opinion orally to the Special Committee and the IRC Board on December 16, 2009. Scotia Capital subsequently confirmed its opinion by delivery of a written opinion to the Special Committee and the IRC Board dated December 17, 2009, a copy of which is attached as Appendix H. Based upon and subject to the assumptions made and the matters considered in the Scotia Capital Fairness Opinion, Scotia Capital is of the opinion that the consideration offered to IRC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to IRC Shareholders other than Royal Gold and its affiliates.

In rendering the Scotia Capital Fairness Opinion, Scotia Capital relied, without independent verification, on financial and other information that was obtained by Scotia Capital from public sources or that was provided to Scotia Capital by IRC, Royal Gold and their respective affiliates, associates, advisors or otherwise. Scotia Capital assumed that this information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading.

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group, one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Scotia Capital Fairness Opinion represents the opinion of Scotia Capital and the form and content thereof has been approved for release by a committee of officers of Scotia Capital who are experienced in mergers and acquisitions, capital markets, fairness opinions and valuation matters.

The Scotia Capital Fairness Opinion does not constitute a recommendation to IRC Shareholders with respect to the Arrangement Resolution.

The full text of the Scotia Capital Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Scotia Capital, is reproduced as Appendix H to this Circular. The Scotia Capital Fairness Opinion should be read in its entirety by IRC Shareholders. This summary of the Scotia Capital Fairness Opinion is qualified in its entirety by reference to the full text of the Scotia Capital Fairness Opinion. IRC has agreed to pay Scotia Capital a fee for providing its opinion and for its financial advisory services which is, in part, contingent on the successful completion of the Arrangement. Scotia Capital has advised that it believes that notwithstanding this fee arrangement, it is independent for purposes of providing the Scotia Capital Fairness Opinion in connection with the Arrangement. IRC has also agreed to indemnify Scotia Capital in respect of certain liabilities that may be incurred by Scotia Capital in connection with the provision of its services.

Recommendation of the IRC Board

The IRC Board believes that the Arrangement is fair to IRC Shareholders and in the best interests of IRC. Accordingly, the IRC Board unanimously approved the Arrangement and recommends that IRC Shareholders vote their IRC Common Shares in favour of the Arrangement Resolution.

In making its recommendation, the IRC Board considered a number of factors, including:

1.	The Arrangement values IRC at approximately C$749 million (based on the closing price of Royal Gold Shares on NASDAQ of US$50.79 and the currency exchange rate on December 14, 2009). This represents a premium of approximately 70% over IRC’s 20-day volume-weighted average trading price on the TSX through December 4, 2009, the last trading day prior to the public announcement by Franco-Nevada of its intention to make the Franco-Nevada Offer.

2.	The Arrangement arose out of a competitive auction process conducted by IRC in which interested parties were asked to provide written proposals for the acquisition of all of the IRC Common Shares and given multiple opportunities to enhance their proposals. The Arrangement was the most attractive proposal to arise out of the auction process conducted by IRC.

3.	The Scotia Capital Fairness Opinion, which concluded that the consideration offered to IRC Shareholders pursuant to the Arrangement is fair, from a financial point of view, to IRC Shareholders other than Royal Gold and affiliates. See “The Arrangement — Scotia Capital Fairness Opinion” and Appendix H — “Scotia Capital Inc. Fairness Opinion”.

4.	IRC Securityholders holding an aggregate of approximately 34% of the IRC Common Shares on a fully-diluted basis, including the three largest IRC Shareholders and each director and officer of IRC, have signed Voting Agreements pursuant to which, and subject to the terms thereof, they have agreed to vote their IRC Common Shares and IRC Options in favour of the Arrangement Resolution. See “Voting Agreements”.

5.	IRC Shareholders who receive Royal Gold Shares or Exchangeable Shares under the Arrangement may benefit from the greater trading liquidity of Royal Gold Shares as compared to IRC Common Shares. In that regard, the average daily trading value of the Royal Gold Shares on the NASDAQ and the TSX over the twelve-month period ended December 4, 2009 (the last trading day prior to the public announcement by Franco-Nevada of its intention to make the Franco-Nevada Offer) was approximately US$35 million, compared to the average daily trading value of the IRC Common Shares on the TSX and AMEX of approximately US$1 million during the same twelve-month period.

6.	IRC Shareholders who receive Royal Gold Shares or Exchangeable Shares under the Arrangement will be provided with increased exposure to revenues and cash flows from gold royalties and the opportunity to participate in the future performance of Royal Gold Shares.

7.	IRC Shareholders who are Eligible Holders will have the opportunity to elect to receive consideration that includes Exchangeable Shares (and the Ancillary Rights) and to make a valid tax election with Canco to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on an exchange of their IRC Common Shares for Royal Gold Shares. See “The Arrangement — Election Procedure and Pro-ration” and “Certain Canadian Federal Income Tax Considerations”.

8.	Industry, economic and market conditions and trends.

9.	Historical market prices and trading information with respect to the IRC Common Shares and the Royal Gold Shares.

10.	Information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of IRC and Royal Gold.

11.	The likelihood that the Arrangement will be completed, given the conditions and other approvals necessary to complete the Arrangement.

12.	The terms of the Arrangement Agreement, which permit the IRC Board to consider and respond to a Superior Proposal subject to the payment of the Termination Fee to Royal Gold in certain circumstances.

13.	The requirement that the Arrangement Resolution be passed by (A) at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) IRC Shareholders voting as a single class, and (ii) IRC Shareholders and IRC Optionholders voting together as a single class; and (B) Minority Approval.

14.	The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered.

15.	The availability of rights of dissent to the registered IRC Shareholders with respect to the Arrangement.

IRC Securityholder Approval

At the Meeting, IRC Securityholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require (A) the affirmative vote of at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) IRC Shareholders voting as a single class, and (ii) IRC Shareholders and IRC Optionholders voting together as a single class, and (B) Minority Approval. The Arrangement Resolution must be passed in order for IRC to seek the Final Order and to implement the Arrangement on the Effective Date in accordance with the Final Order.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which forms part of Appendix E of this Circular.

The Plan of Arrangement includes, among other things, (i) an exchange of each IRC Common Share (other than Exchangeable Elected Shares) for either the Cash Consideration of C$7.45, the Royal Gold Share Consideration of 0.1385 Royal Gold Shares or a combination thereof, and (ii) an exchange of each Exchangeable Elected Share for either the Exchangeable Share Consideration of 0.1385 Exchangeable Shares or a combination of Cash Consideration and Exchangeable Share Consideration, subject in each case to certain limitations described below under the heading “Election Procedure and Pro-ration”. If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Toronto time) on a date to be determined in late February 2010, but in any case, not later than April 16, 2010). At the Effective Time, the following shall be deemed to occur in the following order (except that steps 2, 3, 4 and 5 shall be deemed to occur simultaneously at a time referred to herein as the “Exchange Time”):

1.	the IRC Rights Plan shall be deemed to have been terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect;

2.	each outstanding IRC Option shall be cancelled and the holder thereof shall have no further rights or benefits in respect of such IRC Option;

3.	each IRC Common Share (other than an Exchangeable Elected Share or an IRC Common Share held by Royal Gold or an affiliate thereof or a Dissenting IRC Shareholder) shall be transferred to Canco in consideration for the Royal Gold Share Consideration, the Cash Consideration, or a combination of the foregoing (as described below);

4.	each IRC Common Share that is an Exchangeable Elected Share (other than an IRC Common Share held by Royal Gold or an affiliate thereof or a Dissenting IRC Shareholder) shall be transferred to Canco in consideration for the Exchangeable Share Consideration or a combination of Cash Consideration and Exchangeable Share Consideration (as described below); and

5.	Royal Gold, Canco and Callco shall execute the Support Agreement and Royal Gold, Canco and the Transfer Agent shall execute the Voting and Exchange Trust Agreement and Royal Gold shall issue to and deposit with the Transfer Agent the Special Voting Share in consideration of the payment to Royal Gold by IRC on behalf of the IRC Shareholders of one United States dollar (US$1.00), to be thereafter held on record by the Transfer Agent as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement.

In addition, each IRC Common Share held by a Dissenting IRC Shareholder who is ultimately determined to be entitled to be paid fair value for his, her or its IRC Common Shares shall be deemed to have been transferred to Canco as of the Exchange Time for the fair value of the IRC Common Share determined as of the Exchange Time. See “Rights of Dissenting IRC Shareholders”. Each IRC Common Share in respect of which the IRC Shareholder has exercised his, her or its right of dissent and is ultimately determined not to be entitled to be paid fair value for their IRC Common Shares shall be deemed to be transferred to Canco as of the Exchange Time for the consideration payable to an IRC Shareholder who has not deposited with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline (as described below).

If the IRC Securityholders approve the Arrangement Resolution on the basis described herein and all other conditions precedent are satisfied or waived, it is expected that the Arrangement will be effected in late February 2010.

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form (printed on yellow paper) is being mailed, together with this Circular, to each person who was a registered holder of IRC Common Shares on the Record Date. Each registered IRC Shareholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying IRC Common Share certificates, in order to receive the consideration to which such IRC Shareholder is entitled under the Arrangement. It is recommended that IRC Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying IRC Common Share certificates to the Depositary as soon as possible. To make a valid election as to the consideration that you wish to receive under the Arrangement (subject to pro-ration), you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying IRC Common Share certificate(s) to the Depositary prior to the Election Deadline, being 4:30 p.m. (Toronto time) on February 12, 2010, being the business day immediately prior to the date of the Meeting or, if the Meeting is adjourned or postponed, such time on the business day immediately prior to the date of such adjourned or postponed Meeting. See “The Arrangement — Election Procedure and Pro-ration”.

Any use of the mail to transmit a certificate for IRC Common Shares and a related Letter of Transmittal and Election Form is at the risk of the IRC Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Whether or not IRC Shareholders forward the certificates representing their IRC Common Shares, upon completion of the Plan of Arrangement on the Effective Date, IRC Shareholders will cease to be IRC Shareholders as of the Effective Date and will only be entitled to receive the cash and/or that number of Royal Gold Shares or Exchangeable Shares to which they are entitled under the Plan of Arrangement or, in the case of IRC Shareholders who properly exercise dissent rights, the right to receive fair value for their IRC Common Shares in accordance with the dissent procedures. See “Rights of Dissenting IRC Shareholders”.

The instructions for making elections, exchanging certificates representing IRC Common Shares and depositing such share certificates with the Depositary are set out in the Letter of Transmittal and Election Form. The Letter of Transmittal and Election Form provides instructions with regard to lost certificates. See “The Arrangement — Exchange Procedure”.

Election Procedure and Pro-ration

Available Elections and Procedure

Each registered holder of IRC Common Shares will have the right to elect in the Letter of Transmittal and Election Form delivered to the Depositary to receive the consideration set out below depending on the status of the IRC Shareholder. To make a valid election as to the consideration that you wish to receive under the Arrangement (subject to pro-ration), you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying IRC Common Share certificate(s) to the Depositary prior to the Election Deadline, being 4:30 p.m. (Toronto time) on February 12, 2010, being the business day immediately prior to the date of the Meeting or, if the Meeting is adjourned or postponed, such time on the business day immediately prior to the date of such adjourned or postponed Meeting.

Non-Eligible Holders

Each IRC Shareholder who is not an Eligible Holder may elect in respect of each IRC Common Share held by such person, the Royal Gold Share Consideration, the Cash Consideration or a combination thereof, subject to pro-ration as described below.

Eligible Holders

Each IRC Shareholder who is an Eligible Holder may elect, (i) in respect of each Exchangeable Elected Share, the Exchangeable Share Consideration, or a combination of Cash Consideration and Exchangeable Share Consideration, subject to pro-ration as described below, and (ii) in respect of each IRC Common Share that is not an Exchangeable Elected Share, if any, the Royal Gold Share Consideration, the Cash Consideration or a combination thereof, subject to pro-ration as described below.

IRC Shareholders who are Eligible Holders wishing to obtain a full or partial tax deferral in respect of the transfer of their IRC Common Shares must elect to receive Exchangeable Shares as all or part of the consideration in respect of such transfer.

See “Certain Canadian Federal Income Tax Considerations”.

An election will have been properly made only if the Depositary has received, by the Election Deadline, a Letter of Transmittal and Election Form properly completed and signed and accompanied by the certificate(s) for the IRC Common Shares to which the Letter of Transmittal and Election Form relates, properly endorsed or otherwise in proper form for transfer.

Any IRC Shareholder who has made an election by submitting a Letter of Transmittal and Election Form to the Depositary may revoke such election by written notice or by filing a later-dated Letter of Transmittal and Election Form received by the Depositary prior to the Election Deadline. In addition, all Letter of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by IRC and Royal Gold that the Arrangement Agreement has been terminated. If a Letter of Transmittal and Election Form is revoked, the certificate(s) for the IRC Common Shares received with the Letter of Transmittal and Election Form will be promptly returned to the IRC Shareholder submitting the same to the address specified in the Letter of Transmittal and Election Form.

The determination of the Depositary as to whether elections have been properly made or revoked and when elections and revocations were received by it will be binding. IRC SHAREHOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM THE DEPOSITARY DETERMINES THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY IRC COMMON SHARES, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE CASH CONSIDERATION IN RESPECT OF EACH IRC COMMON SHARE AS TO 44.372823% (OR US$3.12 IN CASH) AND ROYAL GOLD SHARE CONSIDERATION IN RESPECT OF EACH IRC COMMON SHARE AS TO 55.627177% (OR 0.0771 ROYAL GOLD SHARES), SUBJECT TO PRO-RATION AS DESCRIBED BELOW. The Depositary may, with the mutual agreement of IRC and Royal Gold, make such rules as are consistent with the Arrangement for the implementation of the elections contemplated by the Arrangement and as are necessary or desirable fully to effect such elections.

Pro-ration

An IRC Shareholder may elect in accordance with the holder’s Letter of Transmittal and Election Form, or be deemed to have elected, to receive a percentage (the “Elected Percentage”) of (i) Cash Consideration, and (ii) Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, in exchange for each IRC Common Share held by such IRC Shareholder, provided that:

(a)	the maximum aggregate amount of Cash Consideration to be paid to the IRC Shareholders shall be the Canadian Dollar Equivalent as of the Effective Date of US$350 million (the “Maximum Aggregate Cash Consideration”), and

(b)	the maximum aggregate number of Royal Gold Shares and Exchangeable Shares that may be issued to the IRC Shareholders is the lesser of (i) 7,750,000, and (ii) in the event the maximum aggregate amount of Cash Consideration to be paid to the IRC Shareholders is greater than the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761, the greater of (A) 7,040,919 and (B) 7,750,000 less one for every Canadian Dollar Equivalent as of the Effective Date of US$50.79 of incremental cash election in the aggregate above the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761 (the “Maximum Aggregate Number of Shares”).

In the event that the aggregate amount of Cash Consideration elected or deemed to be elected by IRC Shareholders pursuant to the Plan of Arrangement exceeds the Maximum Aggregate Cash Consideration, but the aggregate number of Royal Gold Shares and Exchangeable Shares elected or deemed to be elected pursuant to the Plan of Arrangement does not exceed 7,750,000, in each case prior to giving effect to this paragraph, then (i) the Elected Percentage of the Cash Consideration in respect of an IRC Common Share held by an IRC Shareholder will be determined by multiplying the Elected Percentage of the Cash Consideration otherwise determined in respect of such IRC Common Share by a fraction, rounded to ten decimal places, the numerator of which is the Maximum Aggregate Cash Consideration and the denominator of which is the aggregate amount of the Cash Consideration otherwise payable to all IRC Shareholders (the “Deemed Cash Consideration Elected Percentage”), (ii) the holder of such IRC Common Share, other than an IRC Shareholder who has elected to receive a percentage of Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of such holder’s IRC Common Shares equal to 100% (for the purpose of this paragraph only, an “All Share Electing IRC Shareholder”), will be deemed to have elected to receive (A) if such IRC Common Share is not an Exchangeable Elected Share, a percentage of Royal Gold Share Consideration in respect of such IRC Common Share equal to 100% less the Deemed Cash Consideration Elected Percentage, and (B) if such IRC Common Share is an Exchangeable Elected Share, a percentage of Exchangeable Share Consideration equal to 100% less the Deemed Cash Consideration Elected Percentage (and provided that an IRC Common Share is deemed to be an Exchangeable Elected Share if an Eligible Holder has elected to receive Cash Consideration only for such IRC Common Share but has elected, in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline, to receive Exchangeable Share Consideration in the event and to the extent that the Cash Consideration is pro-rated), and (iii) each All Share Electing IRC Shareholder will be deemed to have elected to receive (A) a percentage of Royal Gold Share Consideration, in respect of such holder’s IRC Common Shares that are not Exchangeable Elected Shares, equal to 100%, and (B) a percentage of Exchangeable Share Consideration, in respect of such holder’s IRC Common Shares that are Exchangeable Shares, equal to 100%; provided, however, that in the event that the aggregate number of Royal Gold Shares and Exchangeable Shares that would be issuable to IRC Shareholders pursuant to the Plan of Arrangement exceeds the Maximum Aggregate Number of Shares after giving effect to the foregoing pro-ration provisions of this paragraph, (x) the Deemed Cash Consideration Elected Percentage in respect of each IRC Common Share will equal the percentage calculated in accordance with clause (i) above, (y) the holder of such IRC Share, other than an All Share Electing IRC Shareholder, will be deemed to have elected to receive a percentage of Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of such IRC Common Share determined by multiplying (A) 100% less the Deemed Cash Consideration Elected Percentage, by (B) a fraction, rounded to ten decimal places, the numerator of which is the Maximum Aggregate Number of Shares less the aggregate number of Royal Gold Shares and Exchangeable Shares elected by all All Share Electing IRC Shareholders, and the denominator of which is the aggregate number of Royal Gold Shares and Exchangeable Shares that would be issuable to IRC Shareholders pursuant to the Plan of Arrangement as a result of applying the calculation described in clause (ii) above, less the aggregate number of Royal Gold Shares and Exchangeable Shares elected by all All Share Electing IRC Shareholders, and (z) each All Share Electing IRC Shareholder will be deemed to have elected to receive a percentage of Royal Gold Share Consideration (in respect of such holder’s IRC Common Shares which are not Exchangeable Elected Shares) or Exchangeable Share Consideration (in respect of such holder’s IRC Common Shares which are Exchangeable Elected Shares), as the case may be, equal to 100%.

In the event that the aggregate number of Royal Gold Shares and Exchangeable Shares elected or deemed to be elected by IRC Shareholders pursuant to the Plan of Arrangement exceeds 7,750,000, but the aggregate amount of Cash Consideration elected or deemed to be elected pursuant to the Plan of Arrangement does not exceed the Maximum Aggregate Cash Consideration, in each case prior to giving effect to this paragraph, then (i) the Elected Percentage of the Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of an IRC Common Share held by an IRC Shareholder will be determined by multiplying the Elected Percentage of the Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, otherwise determined in respect of such IRC Common Share by a fraction, rounded to ten decimal places, the numerator of which is the Maximum Aggregate Number of Shares and the denominator of which is the aggregate number of Royal Gold Shares and Exchangeable Shares otherwise issuable to all IRC Shareholders as Royal Gold Share Consideration or Exchangeable Share Consideration (the “Deemed Share Consideration Elected Percentage”), and (ii) the holder of such IRC Share, other than an IRC Shareholder who has elected to receive a percentage of Cash Consideration in respect of such holder’s IRC Common Shares equal to 100% (for the purpose of this paragraph only, an “All Cash Electing IRC Shareholder”), will be deemed to have elected to receive a percentage of Cash Consideration in respect of such IRC Common Share equal to 100% less the Deemed Share Consideration Elected Percentage, and (iii) each All Cash Electing IRC Shareholder will be deemed to have elected to receive a percentage of Cash Consideration in respect of such holder’s IRC Common Shares equal to 100%; provided, however, that in the event that the aggregate amount of Cash Consideration that would be payable to IRC Shareholders pursuant to the Plan of Arrangement exceeds US$313,985,761 after giving effect to the foregoing pro-ration provisions of this paragraph, the aggregate amount of Cash Consideration, notwithstanding the provisions of Section 2.4(b) of the Plan of Arrangement, will be US$313,985,761, and (x) the Deemed Share Consideration Elected Percentage of the Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of an IRC Common Share held by an IRC Shareholder will equal the percentage thereof calculated in accordance with clause (i) above, (y) the holder of such IRC Share, other than an All Cash Electing IRC Shareholder, will be deemed to have elected to receive a percentage of Cash Consideration in respect of such IRC Common Share determined by multiplying (A) 100% less the Deemed Share Consideration Elected Percentage, by (B) a fraction, rounded to ten decimal places, the numerator of which is US$313,985,761 less the aggregate Cash Consideration elected by all All Cash Electing IRC Shareholders, and the denominator of which is the aggregate amount of Cash Consideration that would be payable to IRC Shareholders pursuant to the Plan of Arrangement as a result of applying the calculation described in clause (ii) above, less the aggregate Cash Consideration elected by all All Cash Electing IRC Shareholders, and (z) each All Cash Electing IRC Shareholder will be deemed to have elected to receive a percentage of Cash Consideration in respect of such holder’s IRC Common Shares equal to 100%.

In the event that the aggregate number of Royal Gold Shares and Exchangeable Shares elected or deemed to be elected by IRC Shareholders pursuant to the Plan of Arrangement exceeds 7,750,000, and the aggregate amount of Cash Consideration elected or deemed to be elected by IRC Shareholders pursuant to the Plan of Arrangement exceeds the Maximum Aggregate Cash Consideration, then, notwithstanding the definitions of Maximum Aggregate Cash Consideration and Maximum Aggregate Number of Shares in Sections 2.4(a) and (b) of the Plan of Arrangement, respectively, the Maximum Aggregate Cash Consideration will be the Canadian Dollar Equivalent as of the Effective Date of US$331,992,888 and the Maximum Aggregate Number of Shares will be 7,395,459; and the Deemed Cash Consideration Elected Percentage in respect of an IRC Common Share held by an IRC Shareholder will be determined by multiplying the Elected Percentage of the Cash Consideration otherwise determined in respect of such IRC Common Share by a fraction, rounded to ten decimal places, the numerator of which is the Maximum Aggregate Cash Consideration pursuant to this paragraph, and the denominator of which is the aggregate amount of Cash Consideration otherwise payable to all IRC Shareholders; and the Deemed Share Consideration Elected Percentage of the Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of an IRC Common Share held by an IRC Shareholder will be determined by multiplying the Elected Percentage of the Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, otherwise determined in respect of such IRC Common Share by a fraction, rounded to ten decimal places, the numerator of which is the Maximum Aggregate Number of Shares pursuant to this paragraph, and the denominator of which is the aggregate number of Royal Gold Shares and Exchangeable Shares otherwise issuable to all IRC Shareholders as Royal Gold Share Consideration or Exchangeable Share Consideration.

In the event of pro-ration of either the amount of (a) Cash Consideration, (b) Royal Gold Share Consideration or Exchangeable Share Consideration, or (c) both (a) and (b), the actual consideration received by IRC Shareholders pursuant to the Arrangement will be affected by the U.S. dollar – Canadian dollar exchange rate.

The pro-ration provisions described above are illustrated in Appendix II to the Plan of Arrangement, which forms part of Appendix E of this Circular.

IRC Shareholders must complete and return the Letter of Transmittal and Election Form prior to the Election Deadline in order to make a valid election regarding the Elected Percentage. IRC Shareholders who do not make an election prior to the Election Deadline, or for whom the Depositary determines that their election was not properly made with respect to any IRC Common Shares, will be deemed to have elected to receive Cash Consideration in respect of each IRC Common Share as to 44.372823% (or US$3.12 in cash) and Royal Gold Share Consideration in respect of each IRC Common Share as to 55.627177% (or 0.0771 Royal Gold Shares), subject to pro-ration as described above.

Exchange Procedure

At the Effective Time, Canco will deposit or cause to be deposited with the Depositary (i) the aggregate number of Royal Gold Shares issuable to all IRC Shareholders who elected (or are deemed to have elected) to receive Royal Gold Shares under the Arrangement, (ii) the aggregate number of Exchangeable Shares issuable to all IRC Shareholders who elected (or are deemed to have elected as a result of pro-ration) to receive Exchangeable Shares under the Arrangement, and (iii) sufficient funds representing the aggregate Cash Consideration to satisfy payment to all IRC Shareholders who elected (or are deemed to have elected) to receive the Cash Consideration under the Arrangement.

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented IRC Common Shares that were exchanged under the Arrangement, together with a duly completed Letter of Transmittal and Election Form and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive, and promptly after the Effective Time the Depositary will deliver to such holder, written evidence of the book entry issuance in uncertificated form to, or certificates registered in the name of, such holder representing that number (rounded down to the nearest whole number) of Royal Gold Shares and/or Exchangeable Shares which such holder is entitled to receive (together with any cash in lieu of fractional Royal Gold Shares or Exchangeable Shares as described below) and a cheque for the Cash Consideration which such holder is entitled to receive, less any applicable tax withholdings, and the surrendered certificate will be cancelled.

In the event of a transfer of ownership of IRC Common Shares that was not registered in the transfer records of IRC, written evidence of the book entry issuance of, or certificates representing, the number of Royal Gold Shares and/or Exchangeable Shares issuable to the registered holder may be registered in the name of and issued to, and a cheque for the Cash Consideration payable to the registered holder may be made payable to, the transferee if the certificate representing such IRC Common Shares is presented to the Depositary, accompanied by a duly completed Letter of Transmittal and Election Form and all documents required to evidence and effect such transfer.

IRC Shareholders who hold IRC Common Shares registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact the intermediary for instructions and assistance in providing details for registration and delivery of the Royal Gold Shares, Exchangeable Shares and/or Cash Consideration to which the registered holder is entitled.

Until surrendered, each certificate that immediately prior to the Effective Time represented IRC Common Shares will be deemed, following the Effective Time, to represent only the right to receive upon such surrender (i) the consideration to which the holder is entitled under the Arrangement, and (ii) any dividends or other distributions with a record date after the Effective Time paid or payable with respect to any Royal Gold Shares or Exchangeable Shares issued in exchange therefor, in each case less any applicable tax withholdings.

No dividends or other distributions paid, declared or made with respect to Exchangeable Shares or Royal Gold Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered IRC Common Shares exchanged pursuant to the Arrangement, and no cash payment in lieu of fractional shares will be paid to any such holder, unless and until the holder of record of the certificate representing such IRC Common Shares surrenders such certificate. Subject to applicable Law, at the time of surrender of any such certificate, the holder of record of the certificate will be paid, without interest (i) the amount of any cash payable in lieu of a fractional Exchangeable Share or Royal Gold Share to which such holder is entitled, (ii) the amount of dividends or other distributions with a record date after the Effective Time which have been paid or made prior to such surrender with respect to the whole number of Exchangeable Shares or Royal Gold Shares, as the case may be, and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but which have not been paid or made prior to such surrender.

If any certificate that immediately prior to the Effective Time represented outstanding IRC Common Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, and upon contacting the Depositary toll free at 1-800-387-0825, or in the Toronto area at (416) 643-5500, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash and/or Exchangeable Shares or Royal Gold Shares deliverable in respect thereof in accordance with such holder’s Letter of Transmittal and Election Form, as determined in accordance with the Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such payment is to be delivered must, as a condition precedent to the issuance thereof, give a bond satisfactory to IRC, Royal Gold and Canco in such amount as IRC, Royal Gold or Canco may direct or otherwise indemnify IRC, Royal Gold and Canco in a manner satisfactory to them against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Any certificate which immediately prior to the Effective Time represented outstanding IRC Common Shares that were exchanged pursuant to the Arrangement and which has not been surrendered on or prior to the date of the notice of the Redemption Date sent by Canco, shall cease to represent a claim or interest of any kind or nature as a shareholder of Canco or Royal Gold. On such date, the cash and/or Exchangeable Shares and/or Royal Gold Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Canco together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

IRC, Royal Gold, Callco, Canco and the Depositary are entitled to deduct and withhold from any dividend, price or consideration otherwise payable under the Arrangement to any holder of IRC Common Shares, Royal Gold Shares or Exchangeable Shares such amounts as IRC, Royal Gold, Callco, Canco or the Depositary are required to deduct and withhold with respect to such payment under the ITA, United States tax laws or any other applicable law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, IRC, Royal Gold, Callco, Canco and the Depositary are authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to IRC, Royal Gold, Callco, Canco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and IRC, Royal Gold, Callco, Canco or the Depositary will notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

Under no circumstances will interest accrue or be paid by Canco or the Depositary to persons depositing IRC Common Shares on the Cash Consideration for IRC Common Shares, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited IRC Common Shares pursuant to the Arrangement for the purpose of receiving the Royal Gold Share Consideration, Exchangeable Share Consideration and Cash Consideration and transmitting the Royal Gold Share Consideration, Exchangeable Share Consideration and Cash Consideration to such persons and receipt of the Royal Gold Share Consideration, Exchangeable Share Consideration and Cash Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing IRC Common Shares.

Settlement with persons who deposit IRC Common Shares will be effected by the Depositary forwarding cheques representing the Cash Consideration and/or written evidence of the book entry issuance in uncertificated form of, or certificates representing, the Royal Gold Share Consideration and/or Exchangeable Share Consideration by first class insured mail, postage prepaid.

Fractional Shares

No fractional Exchangeable Shares or fractional Royal Gold Shares will be issued upon the surrender for exchange of certificates representing IRC Common Shares and no dividend, stock split or other change in the capital structure of Canco or Royal Gold will relate to any such fractional security and such fractional interests will not entitle the owner thereof to vote or to exercise any rights as a security holder of Canco or Royal Gold. In lieu of any such fractional securities, each person otherwise entitled to a fractional interest in an Exchangeable Share or a Royal Gold Share will receive a cash payment equal to such person’s pro rata portion of the net proceeds after expenses (including any commissions of sale but excluding the fees of the Depositary, which shall be paid by Canco) received by the Depositary upon the sale of whole Royal Gold Shares representing an accumulation of all fractional interests in Exchangeable Shares or Royal Gold Shares, as the case may be, to which all such persons would otherwise be entitled. The Depositary will sell such Royal Gold Shares as soon as reasonably practicable following the Effective Time. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among the persons otherwise entitled to receive fractional interests in Exchangeable Shares or Royal Gold Shares, as the case may be. No interest will accrue or be paid in respect of any such cash amount, regardless of any delay in selling the Royal Gold Shares or making any delivery or payment in respect of such shares.

Arrangements Respecting IRC Options

Pursuant to the Arrangement Agreement, prior to the Effective Time, the IRC Board will accelerate the vesting of otherwise unvested IRC Options and provide for the exercise of IRC Options conditional on all conditions precedent to the Arrangement being satisfied or waived such that, immediately prior to the Effective Time, such IRC Options that have been so conditionally exercised shall be deemed to have been exercised and the IRC Common Shares issuable on exercise of such IRC Options shall be deemed to be issued and outstanding. Options that are not exercised will be cancelled at the Effective Time under the Plan of Arrangement.

Pursuant to the Arrangement Agreement, prior to the Effective Time and pursuant to Rule 16b-3(d) of the Securities Exchange Act, the board of directors of Royal Gold will adopt a resolution approving the issuance pursuant to the Plan of Arrangement of Royal Gold Shares to any parties that will become executive officers or directors of Royal Gold and their affiliates so that such issuances are exempt from application of Section 16b of the Securities Exchange Act.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the IRC Board with respect to the Arrangement, IRC Shareholders should be aware that certain members of the IRC Board and of IRC’s management have interests in connection with the transactions contemplated in the Arrangement, including those referred to below, that may create actual or potential conflicts of interest in connection with such transactions. The IRC Board is aware of these interests and considered them along with the other matters described above in “The Arrangement — Recommendation of the IRC Board”.

Employment Agreements

IRC has written employment agreements with the following officers of IRC: (i) Douglas B. Silver, Chairman and Chief Executive Officer, (ii) Paul H. Zink, President, (iii) Ray W. Jenner, Chief Financial Officer, (iv) James A. Lydic, Vice President, Business Development, and (v) David R. Hammond, Vice President, Strategic Planning. The agreements for Messrs. Silver, Jenner, Lydic and Hammond are for a five year term of service with annual renewals thereafter, and for minimum annual salary increases of not less than inflation. Mr. Silver’s five-year term expired on December 31, 2008 and was renewed on an annual basis. Mr. Zink’s agreement calls for a three-year term of service with annual renewals thereafter and for minimum salary increments of not less than inflation. Each agreement also provides that in the event of the termination of the executive’s employment by IRC (except for cause or voluntary resignation or retirement) or, if the executive resigns anytime within 30 days of a change in control of IRC, such executive is entitled to receive an amount equal to three times his current annual salary plus the maximum possible bonus. Based upon their current salaries, these arrangements would result in payments to Messrs. Silver, Zink, Jenner, Lydic and Hammond of US$2,760,780; US$1,929,262; US$1,932,546; US$1,375,889 and US$1,380,390, respectively. These amounts include a gross-up amount to account for applicable excise taxes exigible on the applicable severance payments. The transactions contemplated by the Arrangement will constitute a change of control of IRC for purposes of the employment agreements.

IRC Options

Pursuant to the Arrangement Agreement, the IRC Board is required to accelerate the vesting of otherwise unvested IRC Options and provide for the exercise of IRC Options. See “The Arrangement — Arrangements Respecting IRC Options”.

Directors’ and Officers’ Insurance

The Arrangement Agreement provides that, without limiting the right of IRC to do so prior to the Effective Time, Royal Gold will cause IRC to secure directors’ and officers’ liability insurance coverage by not later than the Effective Time from a reputable and financially sound insurance carrier and containing terms and conditions that are no less advantageous to the directors and officers of the IRC Entities than those contained in IRC’s policy in effect on the date of the Arrangement Agreement for the current and former directors and officers of each member of the IRC Entities on a six-year “trailing” (or “run-off”) basis with respect to any claim related to any period or time at or prior to the Effective Time; provided that (i) Royal Gold and IRC are not required to maintain or obtain policies providing such coverage except to the extent such coverage can be provided at an annual cost of no greater than 200% of the most recent annual premium paid by IRC prior to the date of the Arrangement Agreement (the “Cap”); and (ii) if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Royal Gold will only be required to cause IRC to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

Indemnification of Directors and Officers

The Arrangement Agreement provides that, from and after the Effective Time, and subject to certain restrictions provided in the Arrangement Agreement, Royal Gold will, and will cause IRC to, indemnify and hold harmless and provide advancement of expenses to, and Royal Gold will not do anything to prevent IRC from indemnifying and holding harmless and providing advancement of expenses to, all present and past directors and officers of any member of the IRC Entities (the “Indemnified Persons”) to the maximum extent permitted by Law and in accordance with the terms of any such arrangements between IRC and its present and past directors and officers existing on the date hereof, against any and all liabilities and obligations, costs or expenses (including reasonable legal fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of or related to such Indemnified Person’s service as a director or officer of any member of the IRC Entities or services performed by such persons at the request of any member of the IRC Entities at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval of the Arrangement Agreement, the Arrangement or the other transactions contemplated by the Arrangement Agreement or arising out of or related to the Arrangement Agreement and the transactions contemplated thereby.

The Arrangement Agreement also provides that, subject only to certain limitations provided in the Arrangement Agreement, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto existing in favour of any Indemnified Person as provided in the articles of incorporation or by-laws of any member of the IRC Entities or any indemnification contract or policy between such Indemnified Person and any member of the IRC Entities existing on the date of the Arrangement Agreement will survive the Effective Time and will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

Intention of IRC Directors and Officers

The directors and officers of IRC, who collectively beneficially own or exercise control or direction over 13,556,966 IRC Common Shares and 4,422,000 IRC Options, which represent in the aggregate approximately 17.88% of the IRC Common Shares on a fully-diluted basis, have entered into Voting Agreements pursuant to which, and subject to the terms thereof, they have agreed to vote all of their IRC Common Shares and IRC Options in favour of the Arrangement Resolution. See “Voting Agreements”. In addition, to the knowledge of the directors and officers of IRC, associates of the directors and officers who collectively beneficially own or exercise control over 7,651 IRC Common Shares have advised that they currently intend to vote such IRC Common Shares in favour of the Arrangement Resolution.

Procedure for Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Court must grant the Final Order approving the Arrangement;

(b)	all conditions precedent to the Arrangement further described in the Arrangement Agreement must be satisfied or waived by the appropriate party; and

(c)	the Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director under the CBCA.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Circular, IRC obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix G. A copy of the Notice of Application applying for the Final Order is attached hereto as Appendix F.

Subject to the approval of the Arrangement Resolution by IRC Securityholders at the Meeting, the hearing in respect of the Final Order is expected to take place on February 19, 2010 in the Court at 393 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable. Any IRC Securityholder who wishes to appear or be represented and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof will be based on the Final Order granted by the Court.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is currently anticipated that Articles of Arrangement for IRC will be filed with the Director under the CBCA to give effect to the Arrangement in late February 2010.

Although IRC’s objective is to have the Effective Date occur as soon as possible after the Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required approvals. IRC and Royal Gold may terminate the Arrangement Agreement whereby the Arrangement will not become effective without prior notice to or action on the part of IRC Securityholder. See “The Arrangement Agreement — Termination”.

Depositary

IRC will retain the services of the Depositary for the receipt of the Letter of Transmittal and Election Forms and the certificates representing IRC Common Shares and for the delivery and payment of the consideration payable for the IRC Common Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Expenses of the Arrangement

The combined estimated fees, costs and expenses of IRC and Royal Gold in connection with the Arrangement including, without limitation, financial advisory fees, filing fees, legal and accounting fees, and printing and mailing costs are anticipated to be approximately US$12,500,000.

DESCRIPTION OF EXCHANGEABLE SHARES AND RELATED AGREEMENTS

Description of Exchangeable Shares

The Exchangeable Shares, together with the Ancillary Rights, represent securities of a Canadian issuer having economic rights that are, as nearly as practicable, equivalent to those of Royal Gold Shares. The receipt of Exchangeable Shares (as opposed to Royal Gold Shares) permits IRC Shareholders that are Eligible Holders to take advantage of a full or partial tax deferral available under the ITA. IRC Shareholders resident in Canada for purposes of the ITA may wish to elect to receive Exchangeable Shares rather than Royal Gold Shares. A disadvantage of holding Exchangeable Shares is the possibility that there may be a limited or no active trading market for the shares. Moreover, if the Call Rights are not exercised on redemption or retraction of the Exchangeable Shares, a holder of Exchangeable Shares may be deemed to receive a taxable dividend for Canadian tax purposes that may exceed the holder’s economic gain. See “Certain Canadian Federal Income Tax Considerations” and Appendix C — “Information Relating to Royal Gold and Canco — Risk Factors — Risks Related to Exchangeable Shares”.

The following is a summary description of certain material provisions of the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, is not comprehensive and is qualified in its entirety by reference to the complete text thereof which is attached as Appendix I to the Plan of Arrangement which forms part of Appendix E of this Circular.

Ranking

The Exchangeable Shares shall be entitled to a preference over the common shares of Canco and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Canco, whether voluntary or involuntary, or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs.

Dividends and Other Distributions

A holder of an Exchangeable Share shall be entitled to receive and the board of directors of Canco shall declare, subject to applicable law, on each date (an “RG Dividend Declaration Date”) on which the board of directors of Royal Gold declares a dividend on the Royal Gold Shares:

(a)	in case of a cash dividend declared on the Royal Gold Shares, a cash dividend on the Exchangeable Shares in an amount for each Exchangeable Share equal to the cash dividend declared on each Royal Gold Share on the RG Dividend Declaration Date;

(b)	in the case of a stock dividend declared on the Royal Gold Shares to be paid in Royal Gold Shares, a stock dividend of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Royal Gold Shares to be paid on each Royal Gold Share unless in lieu of such stock dividend Canco elects to effect a corresponding and contemporaneous and economically equivalent (as determined by the board of directors of Canco) subdivision of the outstanding Exchangeable Shares; or

(c)	in the case of a dividend declared on the Royal Gold Shares in property other than cash or Royal Gold Shares, a dividend in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the board of directors of Canco) to the type and amount of property declared as a dividend on each Royal Gold Share.

Such dividends shall be paid out of money, assets or property of Canco properly applicable to the payment of dividends or other distribution, or out of authorized but unissued shares of Canco, as applicable. The holders of Exchangeable Shares will not be entitled to any dividends or other distribution other than or in excess of the foregoing.

The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares will be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the Royal Gold Shares.

If on any payment date for any dividends declared on the Exchangeable Shares, the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid will be paid on a subsequent date or dates determined by the board of directors of Canco on which Canco has sufficient moneys, assets or property properly applicable to the payment of such dividends.

The board of directors of Canco is required to determine, in good faith and in its sole discretion, economic equivalence for the purposes of the Exchangeable Shares and each such determination will be conclusive and binding on Canco and its shareholders. In making each such determination, a number of factors set out in the rights, privileges, restrictions and conditions attaching to the Exchangeable Share provisions are, without excluding other factors determined by the board of directors of Canco to be relevant, to be considered by the board of directors of Canco.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, Canco shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares:

(a)	pay any dividends on the common shares of Canco or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares of Canco or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)	redeem or purchase or make any capital distribution in respect of common shares of Canco or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase any other shares of Canco ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of Canco, whether voluntary or involuntary, or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs;

(d)	issue any Exchangeable Shares or any other shares of Canco ranking equally with the Exchangeable Shares other than by way of stock dividend to the holders of such Exchangeable Shares; or

(e)	issue any shares of Canco ranking superior to the Exchangeable Shares.

The restrictions listed in (a), (b), (c) and (d) above shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid to date on the Royal Gold Shares shall have been declared and paid on the Exchangeable Shares.

Distribution on Liquidation and Associated Call Right

In the event of the liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, subject to the exercise by Callco of its Liquidation Call Right (as such term is defined in the Support Agreement), a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of Canco in respect of each Exchangeable Share held by such holder on the Liquidation Date before any distribution of any part of the assets of Canco among the holders of the common shares of Canco or any other shares ranking junior to the Exchangeable Shares, an amount per share equal to the Current Market Price of a Royal Gold Share on the last business day prior to the Liquidation Date plus declared and unpaid dividends on an Exchangeable Share (the “Dividend Amount”), which shall be satisfied in full by Canco delivering or causing to be delivered to such holder one Royal Gold Share, plus any Dividend Amount.

Callco shall have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is Royal Gold or an affiliate of Royal Gold) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco of an amount per share (the “Liquidation Call Purchase Price”) equal to the Current Market Price of Royal Gold Shares on the last business day prior to the Liquidation Date plus the Dividend Amount, which shall be satisfied in full by Callco delivering or causing to be delivered to such holder one Royal Gold Share plus any Dividend Amount. In the event of the exercise of the Liquidation Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the Liquidation Date on payment by Callco to the holder of the Liquidation Call Purchase Price for each such share, and Canco shall have no obligation to pay any Liquidation Amount or Dividend Amount to the holders of such shares so purchased by Callco.

To exercise the Liquidation Call Right, Callco must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Canco of Callco’s intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of Canco or any other voluntary distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, and at least five business days before the

Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of Canco or any other involuntary distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Callco has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Liquidation Call Right, then on the Liquidation Date, Callco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

Retraction and Redemption of Exchangeable Shares and Associated Call Rights

Holders of Exchangeable Shares will be entitled at any time following the Effective Time to retract (i.e., to require Canco to redeem) any or all Exchangeable Shares registered in their names and to receive an amount per share equal to the Retraction Price (which shall be satisfied in full by Canco delivering or causing to be delivered to such holder one Royal Gold Share, plus any Dividend Amount) therefor, subject to the Retraction Call Right described below. Holders of Exchangeable Shares may effect such retraction by presenting to Canco or the Transfer Agent the certificate(s) representing the Exchangeable Shares the holder desires to have Canco redeem, together with such other documents and instruments as may be required under the CBCA or the articles or by-laws of Canco or by the Transfer Agent, and a duly executed Retraction Request (i) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares redeemed by Canco, (ii) stating the Retraction Date, provided that the Retraction Date is not less than ten business days nor more than fifteen business days after the date on which the Retraction Request is received by Canco and further provided that, in the event that no such business day is specified by the holder in the Retraction Request, the Retraction Date will be deemed to be the fifteenth business day after the date on which the Retraction Request is received by Canco, and (iii) acknowledging the overriding Retraction Call Right of Callco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request will be deemed to be a revocable offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the terms and conditions described below.

Upon receipt by Canco of a Retraction Request, Canco will immediately notify Callco of the Retraction Request. If Callco exercises the Retraction Call Right and provided that the Retraction Request is not revoked by the holder in the manner described below, Canco will not redeem the Retracted Shares and Callco will purchase from such holder, and such holder will sell to Callco, on the Retraction Date the Retracted Shares for a purchase price equal to the Retraction Price. In the event that Callco does not exercise the Retraction Call Right, and provided that the Retraction Request is not revoked by the holder in the manner described below, Canco will redeem the Retracted Shares on the Retraction Date for the Retraction Price, which shall be satisfied in full by Canco delivering or causing to be delivered to such holder one Royal Gold Share, plus any Dividend Amount for each Retracted Share.

A holder of Retracted Shares may, by notice in writing given by the holder to Canco before the close of business on the business day immediately preceding the Retraction Date, withdraw such holder’s Retraction Request, in which event such Retraction Request will be null and void and the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Callco will be deemed to have been revoked.

Subject to applicable law, and provided that Callco has not exercised the Redemption Call Right, Canco will, on the Redemption Date, if any, established by the board of directors of Canco, which date will not be earlier than the seventh anniversary of the date on which the Exchangeable Shares are first issued (except as described in the following paragraph), upon at least 60 days prior notice to the holders of the Exchangeable Shares (except as provided below), redeem the whole of the then outstanding Exchangeable Shares by delivery of the Redemption Price to each holder thereof, which shall be satisfied in full by Canco causing to be delivered to each holder of Exchangeable Shares one Royal Gold Share for each Exchangeable Share, together with an amount equal to the Dividend Amount.

The Redemption Date may be earlier than the seventh anniversary of the date on which Exchangeable Shares are first issued, if prior to such date:

(a)	there are fewer than 750,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by Royal Gold or its affiliates and subject to necessary adjustments to such number of shares to reflect permitted changes to Exchangeable Shares), in which case the board of directors of Canco may accelerate such redemption date as it may determine, upon at least 60 days prior written notice to the holders of the Exchangeable Shares and the Voting and Exchange Trustee;

(b)	any merger, amalgamation, arrangement, take-over bid or tender offer, material sale of shares or rights or interest therein or thereto or similar transactions involving Royal Gold, or any proposal to do so occurs, in which case, provided that the board of directors of Canco determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such transaction in accordance with its terms, the board of directors of Canco may accelerate the Redemption Date to such date as it may determine, upon such number of days’ prior written notice to the holders of the Exchangeable Shares and the Voting and Exchange Trustee as the board of directors of Canco may determine to be reasonably practicable in such circumstances;

(c)	an Exchangeable Share Voting Event (as defined below) that is not an Exempt Exchangeable Share Voting Event (as defined below) is proposed and (i) the holders of the Exchangeable Shares fail to take the necessary action, at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exchangeable Share Voting Event or the holders of the Exchangeable Shares do take the necessary action but in connection therewith, more than 2% of the holders of Exchangeable Shares exercise rights of dissent under the CBCA, and (ii) the board of directors of Canco determines in good faith that it is not reasonably practicable to accomplish the business purpose (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the Redemption Date) intended by the Exchangeable Share Voting Event in a commercially reasonable manner that does not result in an Exchangeable Share Voting Event, in which case the Redemption Date shall be the business day following the day on which the holders of the Exchangeable Shares failed to take such action, or the board of directors of Canco makes its determination, as applicable; or

(d)	an Exempt Exchangeable Share Voting Event (as defined below) is proposed and holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the Redemption Date shall be the business day following the day on which the holders of the Exchangeable Shares failed to take such action.

For the purposes of paragraphs (c) and (d) above, the term “Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Canco and in respect of which the board of directors of Canco determines that after giving effect to such matter the economic equivalence of the Exchangeable Shares and the Royal Gold Shares is maintained for the holders of Exchangeable Shares (other than Royal Gold and its affiliates) and the term “Exempt Exchangeable Share Voting Event” means an Exchangeable Share Voting Event in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable Shares and the Royal Gold Shares.

Notice of the Redemption Date will be sent to Royal Gold and Callco at the same time as it is sent to the holders of Exchangeable Shares and, notwithstanding any proposed redemption of the Exchangeable Shares, Callco will have the Redemption Call Right to purchase all, but not less than all, of the outstanding Exchangeable Shares on the Redemption Date, which shall be satisfied in full by Callco delivering or causing to be delivered to such holder one Royal Gold Share plus the Dividend Amount for each Exchangeable Share.

Royal Gold shall also have the overriding right (the “Change of Law Call Right”), in the event of a Change of Law, to purchase (or to cause Callco to purchase) from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is an affiliate of Royal Gold) all but not less than all of the Exchangeable Shares held by each such holder upon payment by Royal Gold or Callco, as the case may be, of an amount per share which will be satisfied in full by delivering one Royal Gold Share plus an amount equal to declared and unpaid dividends on the Exchangeable Share.

Unless the relevant Canadian tax legislation is amended, any Canadian tax deferral obtained by an IRC Shareholder who receives Exchangeable Shares under the Arrangement will end on the exchange or redemption of Exchangeable Shares for Royal Gold Shares. Moreover, if the Call Rights are not exercised on redemption of the Exchangeable Shares by Canco, a holder of Exchangeable Shares may realize a dividend for Canadian tax purposes that may exceed the holder’s economic gain. See “Certain Canadian Federal Income Tax Considerations”.

Voting Rights

Except as required by applicable law and in respect of certain matters as further described in the share provisions of the Exchangeable Shares, the holders of the Exchangeable Shares will not be entitled as such to receive notice of or to attend any meeting of the shareholders of Canco or to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the Exchangeable Shares will not have class votes except as required by applicable law.

Amendment and Approval

Any approval required to be given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable law will be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares are present or represented by proxy.

Voting and Exchange Trust Agreement

The following is a summary description of certain material provisions of the Voting and Exchange Trust Agreement, is not comprehensive and is qualified in its entirety by reference to the complete text of the Voting and Exchange Trust Agreement, which is attached as Schedule J to the Arrangement Agreement.

The purpose of the Voting and Exchange Trust Agreement is to create a trust for the benefit of the registered holders from time to time of Exchangeable Shares (other than Royal Gold or affiliates of Royal Gold). The Voting and Exchange Trustee will hold the Special Voting Share in order to enable the Voting and Exchange Trustee to exercise the voting rights attached thereto and will hold the Exchange Right and the Automatic Exchange Right (as such terms are defined in the Voting and Exchange Trust Agreement) in order to enable the Voting and Exchange Trustee to exercise such rights, in each case as trustee for and on behalf of such registered holders.

Voting Rights

Pursuant to the Voting and Exchange Trust Agreement, Royal Gold will issue to the Voting and Exchange Trustee the Special Voting Share to be held of record by the Voting and Exchange Trustee as trustee for and on behalf of, and for the use and benefit of, the registered holders from time to time of Exchangeable Shares (other than Royal Gold or affiliates of Royal Gold) and in accordance with the provisions of the Voting and Exchange Trust Agreement.

Under the Voting and Exchange Trust Agreement, the Voting and Exchange Trustee will be entitled to all of the voting rights, including the right to vote in person or by proxy, attaching to the Special Voting Share on any matters that may properly come before the shareholders of Royal Gold at a meeting of shareholders.

With respect to all meetings of shareholders of Royal Gold at which holders of Royal Gold Shares are entitled to vote and with respect to all written consents sought from shareholders of Royal Gold, each registered holder of Exchangeable Shares shall be entitled to instruct the Trustee to cast and exercise for each Exchangeable Share owned of record by such holder on the record date established by Royal Gold in respect of each matter to be voted at such meeting (or consented to in writing), a pro rata number of voting rights attached to the Special Voting Share to be determined by reference to the total number of outstanding Exchangeable Shares not owned by Royal Gold and its affiliates on the record date established by Royal Gold or by applicable law. The aggregate voting rights attached to the Special Voting Share at a Royal Gold meeting in which shareholders of Royal Gold are entitled to vote shall consist of a number of votes equal to one vote per outstanding Exchangeable Share from time to time not owned by Royal Gold and its affiliates on the record date established by Royal Gold, and for which the Trustee shall have received voting instructions from the holder of the Exchangeable Share.

The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, the Voting and Exchange Trustee will not have voting rights with respect to such Exchangeable Share. A holder may, upon instructing the Voting and Exchange Trustee, obtain a proxy from the Voting and Exchange Trustee entitling the holder to vote directly at the relevant meeting the votes attached to the Special Voting Share to which the holder is entitled.

The Voting and Exchange Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Royal Gold shareholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Share, at the same time as Royal Gold sends such notice and materials to the Royal Gold shareholders. The Voting and Exchange Trustee will also send to the holders of Exchangeable Shares copies of all information statements, interim and annual financial statements, reports and other materials sent by Royal Gold to the Royal Gold shareholders at the same time as such materials are sent to the Royal Gold shareholders. To the extent such materials are provided to the Voting and Exchange Trustee by Royal Gold, the Voting and Exchange Trustee will also send to the holders all materials sent by third parties to Royal Gold shareholders generally, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Royal Gold shareholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Share will cease upon the exchange of such holder’s Exchangeable Shares for Royal Gold Shares.

Exchange upon Canco Insolvency Event

Royal Gold will agree in the Voting and Exchange Trust Agreement that, upon the occurrence of a Canco Insolvency Event, the Trustee shall have the right to require Royal Gold to purchase all or any part of the Exchangeable Shares from each or any holder, provided that the Voting and Exchange Trustee may exercise such right only on the basis of instructions received from each such holder. The purchase price payable by Royal Gold for each Exchangeable Share purchased pursuant to the Canco Insolvency Event will be satisfied by the delivery of one Royal Gold Share to the holder thereof, together with an amount equal to the Dividend Amount, if any.

As soon as practicable following the occurrence of a Canco Insolvency Event or any event that with the passage of time or the giving of notice or both would be a Canco Insolvency Event, Canco and Royal Gold will give written notice thereof to the Voting and Exchange Trustee. As soon as practicable after receiving such notice, or upon the Trustee becoming aware of a Canco Insolvency Event, the Voting and Exchange Trustee will give notice to each holder of Exchangeable Shares of such event and will advise the holder of its rights with respect to the Exchange Right.

Automatic Exchange upon Liquidation of Royal Gold

Royal Gold will agree in the Voting and Exchange Trust Agreement that, in the event of a Royal Gold Liquidation Event, Royal Gold will purchase all of the Exchangeable Shares from the holders thereof immediately prior to the effective date of such Royal Gold Liquidation Event. The purchase price payable by Royal Gold for each Exchangeable Share purchased pursuant to the Royal Gold Liquidation Event will be satisfied by the delivery of one Royal Gold Share for each Exchangeable Share purchased, together with an amount equal to the Dividend Amount, if any. In connection with each exercise of the Exchange Right, Royal Gold shall provide to the Trustee an officer’s certificate setting forth the calculation of the purchase price for each Exchangeable Share.

Support Agreement

The following is a summary description of certain material provisions of the Support Agreement, is not comprehensive and is qualified in its entirety by reference to the complete text of the Support Agreement, which is attached as Schedule I to the Arrangement Agreement.

Pursuant to the Support Agreement, Royal Gold has covenanted that, so long as any Exchangeable Shares not owned by Royal Gold or its affiliates are outstanding, Royal Gold will, among other things: (a) not declare or pay any dividend on the Royal Gold Shares unless (i) on the same day Canco declares or pays, as the case may be, an equivalent dividend on the Exchangeable Shares and (ii) Canco has sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of an equivalent dividend on the Exchangeable Shares; (b) advise Canco in advance of the declaration of any dividend on the Royal Gold Shares and take other actions reasonably necessary to ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as those for any corresponding dividends on the Royal Gold Shares; (c) ensure that the record date for any dividend declared on the Royal Gold Shares is not less than seven days after the declaration date of such dividend; (d) take all actions and do all things necessary to enable and permit Canco, in accordance with applicable law, to pay the Liquidation Amount, the Retraction Price or the Redemption Price to the holders of the Exchangeable Shares in the event of a liquidation, dissolution or winding-up of Canco, a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Canco, as the case may be; (e) take all actions and do all things necessary or desirable to enable and permit Callco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, or the Change of Law Call Right (as such terms are defined in the Plan of Arrangement), as the case may be; and (f) except in connection with any event, circumstance or action which causes or could cause the occurrence of a Redemption Date, not exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding up of Canco or any other distribution of the assets of Canco, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of Canco or any other distribution of the assets of Canco among its shareholders for purpose of winding up its affairs.

In order to protect the economic equivalence of the Exchangeable Shares, the Support Agreement provides that, so long as any Exchangeable Shares not owned by Royal Gold or its affiliates are outstanding:

(a)	Royal Gold will not without prior approval of Canco and the prior approval of the holders of the Exchangeable Shares given in accordance with the terms of the Exchangeable Shares:

(i)	issue or distribute Royal Gold Shares (or securities exchangeable for or convertible into or carrying rights to acquire Royal Gold Shares) to the holders of all or substantially all of the then outstanding Royal Gold Shares by way of stock dividend or other distribution, other than an issue of Royal Gold

Shares (or securities exchangeable for or convertible into or carrying rights to acquire Royal Gold Shares) to holders of Royal Gold Shares (A) who exercise an option to receive dividends in Royal Gold Shares (or securities exchangeable for or convertible into or carrying rights to acquire Royal Gold Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or similar arrangement; or

(ii)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Royal Gold Shares entitling them to subscribe for or to purchase Royal Gold Shares (or securities exchangeable for or convertible into or carrying rights to acquire Royal Gold Shares); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding Royal Gold Shares (A) shares or securities (including evidences of indebtedness) of Royal Gold of any class (other than Royal Gold Shares or securities convertible into or exchangeable for or carrying rights to acquire Royal Gold Shares), or (B) rights, options, warrants or other assets other than those referred to in clause (a)(ii) above, unless in each case the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares and at least seven days’ prior written notice thereof is given to the holders of Exchangeable Shares.

(b)	Royal Gold will not without the prior approval of Canco and the prior approval of the holders of the Exchangeable Shares given in accordance with the terms of the Exchangeable Shares:

(i)	subdivide, redivide or change the then outstanding Royal Gold Shares into a greater number of Royal Gold Shares; or

(ii)	reduce, combine, consolidate or change the then outstanding Royal Gold Shares into a lesser number of Royal Gold Shares; or

(iii)	reclassify or otherwise change Royal Gold Shares or effect an amalgamation, merger, arrangement, reorganization or other transaction affecting Royal Gold Shares;

unless the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares and at least seven days prior written notice is given to the holders of Exchangeable Shares.

(c)	Royal Gold will ensure that the record date for any event referred to in paragraphs (a) or (b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than five business days after the date on which such event is declared or announced by Royal Gold (with contemporaneous notification thereof by Royal Gold to Canco).

(d)	The board of directors of Canco will be entitled to determine, acting in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in paragraphs (a) or (b) above and each such determination will be conclusive and binding on Royal Gold.

(e)	Canco agrees that, to the extent required, upon due notice from Royal Gold, Canco will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Canco, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the Royal Gold Shares and Exchangeable Shares.

The Support Agreement provides that in the event that a tender offer, share exchange offer, issuer bid, takeover bid or similar transaction with respect to Royal Gold Shares is proposed by Royal Gold or is proposed to Royal Gold or its shareholders and is recommended by the board of directors of Royal Gold, or is otherwise effected or to be effected with the consent or approval of the board of directors of Royal Gold, and the Exchangeable Shares are not redeemed by Canco or purchased by Callco pursuant to the Redemption Call Right, Royal Gold will expeditiously and in good faith take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Royal Gold and its affiliates) to participate in such offer to the same extent and on an economically equivalent basis as the holders of Royal Gold Shares, without discrimination. Without limiting the generality of the foregoing, Royal Gold will take all such actions and do all such things as are necessary or desirable to ensure that holders of Exchangeable Shares may participate in each such offer without being required to retract Exchangeable Shares as against Canco (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such offer and only to the extent necessary to tender or deposit to the offer).

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Royal Gold or any of its affiliates, Royal Gold will, unless approval to do otherwise is obtained from the holders of the Exchangeable Shares in accordance with the terms of the Exchangeable Shares, remain the direct or indirect beneficial owner of all issued and outstanding voting shares of Canco and Callco.

With the exception of changes for the purpose of (i) adding to the covenants of any or all of the parties, (ii) making certain necessary amendments, or (iii) curing ambiguities or clerical errors (provided, in each case, that the board of directors of each of Royal Gold, Canco and Callco are of the opinion that such amendments are not prejudicial to the rights or interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended except by agreement in writing executed by Canco, Callco and Royal Gold and approved by the holders of the Exchangeable Shares.

Under the Support Agreement, Royal Gold will not exercise, and will prevent its affiliates from exercising, any voting rights which may be exercisable by holders of Exchangeable Shares from time to time with respect to any Exchangeable Shares owned by Royal Gold or its affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

THE ARRANGEMENT AGREEMENT

The following is a summary description of certain material provisions of the Arrangement Agreement, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix E to this Circular.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties, given by each of IRC, on the one hand, and Royal Gold and Canco, on the other hand, in respect of matters pertaining to, among other things, organization, standing and corporate power, due authorization of the transaction, subsidiaries, capitalization, publicly filed documents, disclosure and other matters relating to the business and operations of IRC and Royal Gold, which representations and warranties will not survive the completion of the Arrangement.

Conditions Precedent

Mutual Conditions Precedent

The Arrangement Agreement provides that completion of the Arrangement is subject to the satisfaction or waiver of a number of conditions precedent, which may only be waived by mutual consent of the parties, including:

(a)	approval of the Arrangement by IRC Securityholders, with or without amendment, at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order each having been obtained on terms consistent with the Arrangement Agreement, and not having been set aside or modified in a manner unacceptable to IRC and Royal Gold, acting reasonably, on appeal or otherwise;

(c)	approval for listing of the Royal Gold Shares issuable to the IRC Shareholders pursuant to the Arrangement on the NASDAQ, subject to official notice of issuance, and conditional approval for listing of the Royal Gold Shares and Exchangeable Shares issuable to the IRC Shareholders pursuant to the Arrangement on the TSX;

(d)	no applicable Law having been enacted, which continues to be in effect through the Outside Date, that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins IRC or Royal Gold from consummating the Arrangement;

(e)	the Arrangement Agreement not having been terminated in accordance with its terms; and

(f)	the availability of exemptions from the prospectus and registration requirements of applicable Law in connection with the distribution and first trade of the Royal Gold Shares and the Exchangeable Shares pursuant to the Arrangement.

Conditions Precedent in Favour of IRC

The Arrangement Agreement provides that IRC’s obligation to complete the Arrangement is also subject to the satisfaction or waiver of a number of additional conditions, each of which may only be waived by IRC, including:

(a)	performance by each of Royal Gold and Canco of all of the obligations to be performed by it under the Arrangement Agreement on or prior to the Effective Time, except where failure to perform is not Materially Adverse to Royal Gold and its subsidiaries, taken as a whole;

(b)	receipt of all waivers, consents, permits, orders and approvals of any Agency, and the expiry of any waiting periods (whether regulatory or contractual), the failure of which to obtain or receive, or the non-expiry of which, would or would reasonably be expected to be Materially Adverse to IRC or Royal Gold and their respective subsidiaries, in each case taken as a whole;

(c)	the truth and correctness of all representations and warranties of Royal Gold and Canco contained in the Arrangement Agreement, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to be Materially Adverse to Royal Gold and its subsidiaries, taken as a whole (provided that the representations and warranties of Royal Gold and Canco in relation to their financing commitments and the availability to Royal Gold of sufficient financing to complete the Arrangement must in any event be true and correct in all respects);

(d)	there not having occurred, since the date of the Arrangement Agreement, any event, change, effect or development that individually or in the aggregate, has had a Materially Adverse effect on Royal Gold and its subsidiaries, taken as a whole; and

(e)	Canco being a “taxable Canadian corporation” and not a “mutual fund corporation”, each within the meaning of the ITA, at the Effective Time.

Conditions Precedent in Favour of Royal Gold and Canco

The Arrangement Agreement provides that the obligations of Royal Gold and Canco to complete the Arrangement are also subject to the satisfaction or waiver of a number of additional conditions, each of which may only be waived by Royal Gold (for itself and on behalf of Canco), including:

(a)	performance by IRC of all of the obligations to be performed by it under the Arrangement Agreement on or prior to the Effective Date, except where failure to perform is not Materially Adverse to IRC and its subsidiaries, taken as a whole;

(b)	the truth and correctness of all representations and warranties of IRC under the Arrangement Agreement, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to be Materially Adverse to IRC and its subsidiaries, taken as a whole;

(c)	there not having been delivered and not withdrawn notices of dissent with respect to the Arrangement in respect of more than 15% of the IRC Common Shares;

(d)	there not having occurred, since the date of the Arrangement Agreement, any event, change, effect or development that individually or in the aggregate, has had a Materially Adverse effect on IRC and its subsidiaries, taken as a whole;

(e)	receipt of all waivers, consents, permits, orders and approvals of any governmental agency, and the expiry of any waiting periods (whether regulatory or contractual), the failure of which to obtain or receive, or the non-expiry of which, would or would reasonably be expected to be Materially Adverse to IRC or Royal Gold and their respective subsidiaries, in each case taken as a whole; and

(f)	approval of the Arrangement by holders of IRC Secured Debentures and there not having occurred under the IRC Indenture prior to, or be occurring as of, the Effective Time any event of default.

Covenants

Each of IRC and Royal Gold has agreed to certain covenants under the Arrangement Agreement, including customary negative and affirmative covenants relating to the operation of their respective businesses, and using commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement.

Financing Commitment

Concurrently with the execution and delivery of the Arrangement Agreement, Royal Gold delivered to IRC a copy of the executed Commitment Letter, evidencing the commitment of HSBC Bank U.S.A., N.A. to provide Royal Gold and Canco with the Debt Financing, subject to the terms and conditions set forth therein. Royal Gold has represented in the Arrangement Agreement that the Debt Financing, when funded in accordance with the Commitment Letter, together with cash on hand at Royal Gold and IRC, will provide Royal Gold and Canco with cash proceeds at the Effective Time sufficient to consummate the Arrangement on the terms contemplated by the Arrangement Agreement.

Royal Gold has agreed under the Arrangement Agreement to use commercially reasonable efforts to complete definitive documentation with respect to the Debt Financing, or alternative financing in the aggregate amount of $100 million on or before January 18, 2010. If Royal Gold is unable to complete definitive documentation with respect to either the Debt Financing or such alternative financing by January 18, 2010, Royal Gold has agreed to use commercially reasonable efforts to arrange the Debt Financing or obtain alternative financing in the aggregate amount of $100 million as promptly as practicable and in any event prior to the Outside Date, which Debt Financing or alternative financing shall be on terms acceptable to Royal Gold and IRC, acting reasonably.

Royal Gold has also agreed under the Arrangement Agreement to at all times maintain in good standing and in full force and effect its senior secured revolving credit facility and not to draw any amounts thereunder except to finance the cash portion of the consideration payable under the Arrangement.

If the Debt Financing or any alternative financing is not obtained, Royal Gold and Canco will continue to be obligated to consummate the Arrangement on the terms contemplated by the Arrangement Agreement and the failure to obtain the Debt Financing or any alternative financing is not a condition to the obligations of Royal Gold or Canco under the Arrangement Agreement, including their obligations to complete the Arrangement.

Alternative Transactions

Non-Solicitation

Except in respect of any action or inaction that is permitted by the Arrangement Agreement, IRC has agreed that it shall not (and shall not permit any of its subsidiaries to), directly or indirectly, through any of its or its subsidiaries’ Representatives or otherwise, take any action that would reasonably be expected to in any way reduce the likelihood of the successful completion of the Transactions. Without limiting the foregoing, IRC has agreed that it shall not (and shall not permit any of its subsidiaries to), directly or indirectly, including through any of its or its subsidiaries’ Representatives:

(a)	solicit, initiate, knowingly encourage, or facilitate (including by way of furnishing non-public information) any inquiries or the making by any third party of any proposals regarding an Alternative Transaction;

(b)	participate in any discussions or negotiations regarding any Alternative Transaction;

(c)	approve or recommend any Alternative Transaction; or

(d)	accept or enter into any agreement, arrangement or understanding related to any Alternative Transaction.

In addition, IRC has agreed to:

(a)	immediately cease and cause to be terminated any existing discussions or negotiations, directly or indirectly, with any person with respect to any Alternative Transaction; and

(b)	not, directly or indirectly, waive or vary any terms or conditions of any confidentiality or standstill agreement that it has entered into with any person considering any Alternative Transaction and to promptly request the return (or the deletion from retrieval systems and data bases or the destruction) of all information, in each case subject to the terms and conditions of each such agreement.

Permitted Actions

Notwithstanding anything in the Arrangement Agreement, nothing shall prevent IRC, its subsidiaries or its or their Representatives or the IRC Board from:

(a)	complying with the obligations of the IRC Board under applicable securities Law to prepare and deliver a directors’ circular in response to a take-over bid;

(b)	participating in any proceeding in respect of the IRC Rights Plan in accordance and consistent with IRC’s obligations under the Arrangement Agreement; and

(c)	considering, participating in discussions or negotiations and entering into confidentiality agreements and providing information, in each case pursuant to the provisions of Section 6 of the Arrangement Agreement, regarding a bona fide written Acquisition Proposal that (i) did not result from a breach of the provisions of the Arrangement Agreement described under the heading “The Arrangement Agreement — Alternative Transactions” prior thereto, and (ii) the IRC Board has determined by formal resolution, in good faith and after consultation with its financial advisors and outside legal counsel, is or is reasonably likely to result in a Superior Proposal, but only to the extent that the IRC Board also has determined by formal resolution, in good faith after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties.

Notification of Acquisition Proposal

IRC has agreed under the Arrangement Agreement to promptly notify Royal Gold, at first orally and then promptly thereafter in writing, of any Acquisition Proposal made after the date of the Arrangement Agreement and any inquiry that IRC reasonably expects to lead to any Alternative Transaction, or any amendments to the foregoing, or any request for information relating to IRC or any of its subsidiaries in connection with any Alternative Transaction or for access to the properties, books, or records of IRC or any of its subsidiaries by any person that IRC reasonably believes is proposing to make, or has made, any Alternative Transaction. Such notices must include a description of the material terms and conditions of any proposal and the identity of the person making such proposal or inquiry. IRC has also agreed to (i) provide such other details of the proposal or inquiry, discussions or negotiations as Royal Gold may reasonably request, (ii) attach copies of all letters, agreements and other documentation (whether executed or in draft) exchanged by or on behalf of IRC and the party making the Acquisition Proposal in respect of such Alternative Transaction, and (iii) keep Royal Gold reasonably informed by way of further notices of the status, including any change to the material terms of, any such Alternative Transaction.

Access to Information

If IRC receives a request for information from a person that has made a bona fide written Acquisition Proposal that complies with the requirements described in subparagraphs (c)(i) and (ii) under the heading “The Arrangement Agreement — Alternative Transactions — Permitted Actions”, then, and only in such case, the IRC Board may provide such person with access to information regarding IRC and its subsidiaries, provided that IRC:

(a)	requires any such person, if such person is not already a party to a confidentiality agreement with IRC, to execute a confidentiality agreement containing a commercially reasonable standstill provision (which, for greater certainty, shall in no event prevent or restrict such person, IRC, its subsidiaries or its or their Representatives, or the IRC Board from engaging in any of the activities described above in subparagraph (c) under the heading “The Arrangement Agreement — Alternative Transactions — Permitted Actions”), terms at least as favourable to IRC as those contained in the Confidentiality Agreement, and a prohibition on such person’s use of any information regarding IRC or its subsidiaries for any reason other than for purposes of evaluating and consummating the transaction that is the subject of the Acquisition Proposal; and

(b)	sends a copy of any such confidentiality agreement to Royal Gold promptly upon its execution, provides Royal Gold (to the extent it has not already done so) with copies of the information (other than any Proprietary Information) provided to such person and promptly provides Royal Gold with access to all information to which such person is provided access (other than any Proprietary Information).

Implementation of Superior Proposal

Subject to the rights of Royal Gold described below under the heading “The Arrangement Agreement — Alternative Transactions — Response by Royal Gold”, IRC may accept, approve or recommend (and thereby change its recommendation regarding the Arrangement) or enter into a definitive agreement, undertaking or arrangement in respect of a Superior Proposal in respect of which there has been no breach of Section 6 of the Arrangement Agreement if:

(a)	IRC has complied with its obligations under the Arrangement Agreement with respect to the Superior Proposal, including by providing Royal Gold with all documentation required to be delivered to it under the Arrangement Agreement and a copy of the Superior Proposal (including any draft agreement to be entered into by IRC which governs the Superior Proposal);

(b)	a period expiring at 5:00 p.m. (Toronto time) on the fifth business day (the “Response Period”) after the later of (i) the date on which Royal Gold received written notice from the IRC Board that it has resolved to accept, or enter into a definitive agreement, undertaking or arrangement in respect of, a Superior Proposal, and (ii) the date Royal Gold received a copy of the Superior Proposal as contemplated above, has elapsed; and

(c)	the IRC Board has considered any amendment to the terms of the Arrangement Agreement proposed in writing by Royal Gold (or on its behalf) before the end of the Response Period and determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Superior Proposal remains a Superior Proposal (as assessed against the Arrangement Agreement, together with the written amendments, if any, proposed by Royal Gold before the end of the Response Period) and that it would be inconsistent with its fiduciary duties not to enter into a binding agreement in respect of such Superior Proposal.

If the Response Period would not terminate before the Meeting, at the request of Royal Gold, IRC shall adjourn the Meeting to a date that is no less than two and no more than five business days after the Response Period.

Response by Royal Gold

During the Response Period, Royal Gold has the right, but not the obligation, to offer in writing to amend the terms of the Arrangement Agreement. The IRC Board must review any such written offer by Royal Gold to amend the Arrangement agreement in good faith, in consultation with its financial advisors and outside legal counsel, to determine whether the Acquisition Proposal to which Royal Gold is responding would be a Superior Proposal when assessed against the Arrangement Agreement, as it would be amended in accordance with the written amendments, if any, proposed by Royal Gold before the end of the Response Period. If the IRC Board does not so determine by formal resolution, it must enter into an amended agreement with Royal Gold and Canco reflecting Royal Gold’s proposed written amendments. Provided that neither Royal Gold nor Canco is in breach of or has failed to perform any of its representations, warranties, covenants or agreements set forth in the Arrangement Agreement, where such breach or failure would render Royal Gold and Canco incapable of consummating the Transactions, if the IRC Board does so determine then, subject only to IRC paying (or causing to be paid) to Royal Gold US$32 million (the “Termination Fee”) in immediately available funds to an account designated by Royal Gold, IRC may enter into a definitive agreement, undertaking or arrangement in respect of a Superior Proposal; provided that in no event shall the IRC Board take any action prior to the end of the Response Period that may obligate IRC or any other person to seek to interfere with the completion of the Transactions, or impose any “break-up”, “hello” or other fees or options or rights to acquire assets or securities, or any other obligations that would survive completion of the Transactions, on IRC or any of its subsidiaries, property or assets.

Termination

The Arrangement Agreement (other than certain specified terms which survive) may be terminated at any time before the Effective Time:

(a)	by mutual agreement in writing executed by IRC and Royal Gold (for itself and on behalf of Canco);

(b)	by IRC:

(i)	after the Outside Date, subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if the mutual conditions precedent or the conditions precedent in favour of IRC have not been satisfied or waived by IRC on or before the Outside Date, provided that IRC’s failure to fulfill any of its obligations under the Arrangement Agreement or its breach of any of its representations and warranties under the Arrangement Agreement has not been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)	if any applicable Law is enacted or made that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins IRC, Canco or Royal Gold from consummating the Arrangement and such applicable Law or enjoinment has become final and non-appealable;

(iii)	if the IRC Board authorizes IRC to enter into a definitive agreement, undertaking or arrangement in respect of a Superior Proposal in the circumstances described above under the heading “The Arrangement — Alternative Transactions — Implementation of Superior Proposal”;

(iv)	following the Meeting, if IRC Securityholders do not cast (or do not cause to be cast) sufficient votes at the Meeting to permit completion of the Arrangement; or

(v)	at any time, subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if Royal Gold or Canco has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Arrangement Agreement, which breach or failure is, or would reasonably be expected to be, Materially Adverse to Royal Gold and its subsidiaries as a whole; and

(c)	by Royal Gold:

(i)	after the Outside Date, subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if the mutual conditions precedent or the conditions precedent in favour of Royal Gold and Canco have not been satisfied or waived by Royal Gold on or before the Outside Date, provided that a failure by either Royal Gold or Canco to fulfill any of its obligations under the Arrangement Agreement or a breach by either of any of its representations and warranties under the Arrangement Agreement has not been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)	if any applicable Law is enacted that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins IRC, Canco or Royal Gold from consummating the Arrangement and such applicable Law or enjoinment has become final and non-appealable;

(iii)	if the IRC Board, or IRC, as applicable:

(A)	(1) withdraws or modifies in a manner adverse to Royal Gold its recommendation that IRC Shareholders vote in favour of the Arrangement, or (2) refuses to affirm such recommendation within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

(B)	does not recommend against IRC Shareholders voting in favour of an Alternative Transaction within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

(C)	approves, recommends, accepts or enters into any agreement, undertaking or arrangement in respect of an Alternative Transaction (other than a confidentiality agreement permitted by the terms of the Arrangement Agreement); or

(D)	breaches or fails to perform (or, in certain cases, materially breaches or fails to perform in all material respects) certain covenants and agreements set forth in the Arrangement Agreement in respect of non-solicitation, Acquisition Proposals and Superior Proposals;

(iv)	if the Meeting is cancelled, adjourned or delayed by IRC except as expressly permitted or contemplated by the Arrangement Agreement or agreed to by Royal Gold in writing or requested by Royal Gold;

(v)	following the Meeting, if IRC Securityholders do not cast (or do not cause to be cast) sufficient votes at the Meeting to permit completion of the Arrangement; and

(vi)	at any time, subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if IRC has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Arrangement Agreement, which breach or failure is, or would reasonably be expected to be, Materially Adverse to IRC and its subsidiaries as a whole.

Termination Fee and Reimbursement of Expenses

Provided that neither Royal Gold nor Canco is in breach of or has failed to perform any of its representations, warranties, covenants or agreements set forth in the Arrangement Agreement, where such breach or failure would render Royal Gold and Canco incapable of consummating the transactions contemplated by the Arrangement Agreement, IRC must pay the Termination Fee to Royal Gold if:

(a)	IRC enters into a definitive agreement, undertaking or arrangement in respect of a Superior Proposal; or

(b)	Royal Gold terminates the Arrangement Agreement as a result of:

(i)	the IRC Board (a) withdrawing or modifying in a manner adverse to Royal Gold its recommendation that IRC Shareholders vote in favour of the Arrangement, or (b) refusing to affirm such recommendation within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

(ii)	the IRC Board not recommending against IRC Shareholders voting in favour of an Alternative Transaction within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

(iii)	the IRC Board approving, recommending, accepting or entering into any agreement, undertaking or arrangement in respect of an Alternative Transaction (other than a confidentiality agreement permitted by the terms of the Arrangement Agreement); or

(iv)	the Meeting being cancelled, adjourned or delayed by IRC except as expressly permitted or contemplated by the Arrangement Agreement or agreed to by Royal Gold in writing or requested by Royal Gold.

In addition, provided that neither Royal Gold nor Canco is in breach of or has failed to perform any of its representations, warranties, covenants or agreements set forth in the Arrangement Agreement, where such breach or failure would render Royal Gold and Canco incapable of consummating the transactions contemplated by the Arrangement Agreement, if either IRC or Royal Gold terminates the Arrangement Agreement as a result of IRC Securityholders not casting (or not causing to be cast) sufficient votes at the Meeting to permit completion of the Arrangement, IRC must pay Royal Gold’s reasonable and documented out-of-pocket expenses incurred in connection with the Arrangement Agreement (excluding any fees of financial advisors) to a maximum of US$5 million (the “Expenses”).

If the Expenses become payable as a result of the foregoing and:

(X)	prior to the time of the Meeting, a bona fide written Acquisition Proposal was publicly announced and was not withdrawn; and

(Y)	at any time within the six months after the date of termination of the Arrangement Agreement by either IRC or Royal Gold for the reasons described in the preceding paragraph, IRC approves, recommends, accepts, enters into any agreement, undertaking or arrangement in respect of, or consummates such an Acquisition Proposal;

then IRC must pay (or cause to be paid) to Royal Gold an additional cash amount equal to the difference between the Termination Fee and the Expenses.

VOTING AGREEMENTS

Royal Gold and Canco entered into the Voting Agreements with each of the Voting Shareholders pursuant to which the Voting Shareholders have agreed, subject to the terms and conditions thereof, to vote their IRC Common Shares and IRC Options in favour of the Arrangement Resolution. The Voting Shareholders collectively beneficially own or exercise control or direction over an aggregate of 29,686,446 IRC Common Shares and 4,422,000 IRC Options, collectively representing approximately 34% of the IRC Common Shares on a fully-diluted basis.

Voting Agreements with Directors and Officers of IRC

The following is a summary description of certain material provisions of the Voting Agreements with directors and officers of IRC and is not comprehensive.

Each director and officer of IRC has entered into a Voting Agreement pursuant to which he has agreed, on and subject to the terms thereof, to vote his IRC Common Shares and IRC Options in favour of the Arrangement Resolution. In addition, any securities of IRC purchased by the Voting Shareholder in the market, by private agreement or otherwise, or acquired by the Voting Shareholder upon the exercise of IRC Options, shall be deemed to be subject to their respective Voting Agreement. In addition, each of the Voting Shareholders agreed that, except as permitted by their respective Voting Agreement, until the earlier of the Effective Date and the termination of the Voting Agreement, such Voting Shareholder will, except as required pursuant to any fiduciary duties or other legal obligation to act in the best interests of IRC that the Voting Shareholder may have as a director or officer of IRC, will: (a) not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any of the Voting Shareholder’s IRC Common Shares or IRC Options, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing; (b) not grant or agree to grant any proxy or other right to vote any of the Voting Shareholder’s IRC Common Shares or IRC Options, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Voting Shareholder’s IRC Common Shares or IRC Options that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and the Voting Agreement; (c) not vote or cause to be voted any of the Voting Shareholder’s IRC Common Shares or IRC Options in respect of any proposed action by IRC or IRC Shareholders or affiliates or any other person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and the Voting Agreement; (d) irrevocably waive to the fullest extent permitted by law any and all dissent rights with respect to the Arrangement Resolution and not exercise any such right with respect to any such resolution; (e) take all such steps as are necessary or advisable to ensure that at the Effective Time, its IRC Common Shares will be held by such Voting Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such IRC Common Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such IRC Common Shares or IRC Options.

When not in material default in the performance of its obligations under the Voting Agreement to which it is a party, each Voting Shareholder may, without prejudice to any of its rights under its Voting Agreement and in its sole discretion, terminate its Voting Agreement by written notice to Royal Gold if: (a) any representation or warranty of Royal Gold is not true and correct in all material respects, or if Royal Gold has not complied with its covenants in all material respects, subject in each case to a cure period; or (b) Royal Gold has not complied with certain specified covenants in all respects. When not in material default in the performance of its obligations under the respective Voting Agreement or the Arrangement Agreement, Royal Gold may, without prejudice to any of its rights under the respective Voting Agreement and in its sole discretion, terminate the respective Voting Agreement by written notice to the Voting Shareholder if any of the representations and warranties of such Voting Shareholder under the Voting Agreement are not true and correct in all material respects; or if such Voting Shareholder has not complied with its covenants to Royal Gold contained in the Voting Agreement in all material respects.

Unless extended by mutual agreement of the applicable Voting Shareholder, Royal Gold and Canco, each of the Voting Agreements shall automatically terminate on the earlier of (a) the termination of the Arrangement Agreement in accordance with its terms; and (b) the Outside Date. Each Voting Agreement may also be terminated by written agreement between the respective Voting Shareholder, Royal Gold and Canco.

Other Voting Agreements

The following is a summary description of certain material provisions of the Voting Agreements with certain other Voting Shareholders and is not comprehensive and is based solely on a description of the Voting Agreements provided to IRC by Royal Gold.

To IRC’s knowledge, Royal Gold also entered into Voting Agreements with certain other Voting Shareholders. Pursuant to such Voting Agreements, each Voting Shareholder agreed, subject to the terms and conditions thereof, to vote its IRC Common Shares in support of the Plan of Arrangement and to elect to receive pursuant to the Plan of Arrangement, Exchangeable Shares in respect of 100% of the IRC Common Shares held by the Voting Shareholder; provided that, in the event that the value of such all share election would be equal to or less than 95% of the value of an all cash election on the final date on which an election can be made under the Arrangement, the Voting Shareholder will not be required to make such election. Each of the foregoing Voting Agreements may be terminated (i) by either party if the Arrangement Agreement is terminated; (ii) by the Voting Shareholder if (a) a superior bid for 100% of the IRC Common Shares is made by a third party and Royal Gold does not exercise its right to match such competing bid within 5 business days of notice from the Voting Shareholder (or, if earlier, by such time as would be sufficient for the Voting Shareholder to deposit its IRC Common Shares into the competing bid prior to the expiry thereof or withdraw any proxies previously delivered in favour of the Transaction and to deliver a proxy in favour of the competing bid), (b) the terms of the Plan of Arrangement are modified in a manner that diminishes the value of the consideration to be received by the Voting Shareholder, or (c) subject to certain exceptions, if the Plan of Arrangement is not consummated within 150 days of the execution of the Voting Agreement; or (iii) by Royal Gold if any representation or warranty of the Voting Shareholder is untrue or inaccurate in any material respect, or if the Voting Shareholder has not materially complied with its covenants.

REGULATORY MATTERS

The consummation of the Arrangement is, or may be, conditional upon certain filings with, notices to and consents, approvals and actions of, various Agencies with respect to the transactions contemplated by the Arrangement Agreement being made and received prior to the Effective Time. These approvals are summarized below.

Canadian Securities Law Matters

Resale of Exchangeable Shares and Royal Gold Shares

The Exchangeable Shares and Royal Gold Shares to be issued to IRC Shareholders pursuant to the Arrangement, together with the Royal Gold Shares issuable on the exchange of the Exchangeable Shares, will be issued pursuant to an exemption from the prospectus and registration requirements of applicable securities Laws of the provinces and territories of Canada under Sections 2.11 and 3.11, respectively, of NI 45-106 — Prospectus and Registration Exemptions and will generally not be subject to any resale restrictions under such securities Laws (provided that (i) the issuer of such shares is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade (pursuant to Section 2.9 of NI 45-102, upon completion of the Arrangement Canco will be deemed to have been a reporting issuer from the time that IRC became a reporting issuer); (ii) the trade is not a control distribution; (iii) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade; (iv) no extraordinary commission or consideration is paid to a person or company in respect of the trade; (v) if the selling security holder is an insider or officer of the issuer, the selling security holder has no reasonable grounds to believe that the issuer is in default of securities legislation; and (vi) such holder is not a person or company engaged in or holding itself out as engaging in the business of trading securities or such trade is made in accordance with applicable dealer registration requirements or in reliance upon an exemption from such requirements). IRC Shareholders should consult with their own financial and legal advisors with respect to any restrictions on the resale of Exchangeable Shares and Royal Gold Shares received on completion of the Arrangement and Royal Gold Shares issued on exchange of Exchangeable Shares.

Ongoing Canadian Reporting Obligations of Royal Gold and Canco

Royal Gold is currently a reporting issuer in all of the provinces of Canada except for Québec and will continue to be a reporting issuer in such jurisdictions upon completion of the Arrangement. Upon completion of the Arrangement, Canco will become a reporting issuer in all of the provinces of Canada by virtue of the completion of the Arrangement with IRC and in the Province of Ontario as a result of the Exchangeable Shares being listed on the TSX (which listing is subject to

Canco fulfilling all of the requirements of the TSX, including distribution of the Exchangeable Shares to a minimum number of public shareholders). Pursuant to Section 2.9 of NI 45-102, Canco will be deemed to have been a reporting issuer from the time that IRC became a reporting issuer.

Pursuant to NI 71-102, Royal Gold is, and will continue to be upon completion of the Arrangement, generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Royal Gold to file reports with respect to trades of Royal Gold securities, provided Royal Gold complies with the requirements of U.S. securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters and Royal Gold files with the relevant provincial securities regulatory authorities copies of its documents filed with or furnished to the SEC under the Exchange Act.

Pursuant to Section 13.3 of NI 51-102, Canco will be exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Canco to file reports with respect to trades of Canco securities, so long as the conditions prescribed by Section 13.3 of NI 51-102 are satisfied, including that Canco concurrently sends to holders of Exchangeable Shares all financial and other continuous and timely disclosure documents that Royal Gold sends to holders of Royal Gold Shares in the manner and at the time required by NI 71-102. In the event Canco is not able to rely on Section 13.3 of NI 51-102, management of IRC expects that Canco will apply to the applicable Canadian securities regulatory authorities for exemptive relief from the continuous disclosure obligations imposed by NI 51-102 similar to that provided by Section 13.3 of NI 51-102.

Special Transaction Rules

Since IRC is a reporting issuer in the provinces of Ontario and Québec, the Arrangement is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure that all securityholders are treated in a manner that is fair, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to “business combinations” (as such term is defined in MI 61-101).

The Arrangement is a business combination under MI 61-101 since, as described below under the heading “Regulatory Matters — Canadian Securities Law Matters — Special Transaction Rules — Disclosure Concerning Certain Benefits”, Douglas B. Silver, Chairman and Chief Executive Officer of IRC is a related party of IRC and is entitled to receive a “collateral benefit” (as such term is defined in MI 61-101) as a consequence of the Arrangement.

Minority Approval

MI 61-101 requires that, in addition to any other required securityholder approval, a business combination is subject to Minority Approval. In relation to the Arrangement and for purposes of the required IRC Securityholder approval for the Arrangement, the “minority” shareholders of IRC are all IRC Shareholders other than (i) IRC, (ii) any interested party to the Arrangement within the meaning of MI 61-101, (iii) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein), and (iv) any person that is a joint actor with a person referred to in the foregoing clauses (ii) or (iii) for the purposes of MI 61-101.

As described below, Mr. Silver is an interested party in connection with the Arrangement and is entitled to receive a “collateral benefit” such that any IRC Common Shares beneficially owned, or over which control or direction is exercised by Douglas B. Silver or any of his joint actors must be excluded for purposes of determining whether Minority Approval has been obtained.

Accordingly, to the knowledge of the directors and executive officers of IRC, after reasonable inquiry, an aggregate of 824,500 votes attached to the IRC Common Shares beneficially owned or over which control or direction is exercised by Mr. Silver, representing approximately 0.87% of the issued and outstanding IRC Common Shares, will be excluded in determining whether Minority Approval has been obtained for purposes of MI 61-101.

Formal Valuation Requirements

MI 61-101 requires in certain circumstances that an issuer carrying out a business combination obtain a formal valuation prepared by an independent valuator. The Arrangement is not a prescribed class of business combination for which a formal valuation is required pursuant to MI 61-101.

Disclosure Concerning Certain Benefits

Pursuant to MI 61-101, votes attached to IRC Common Shares held by IRC Shareholders that receive a “collateral benefit” (as defined in MI 61-101) in connection with a business combination must be excluded in determining whether Minority Approval has been obtained. A “collateral benefit”, as defined under MI 61-101, includes any benefit that a

“related party” of IRC (which includes the directors and senior officers of IRC and its subsidiaries) is entitled to receive as a consequence of the Arrangement, including a lump sum payment or an enhancement in benefits related to past or future services as an employee, director or consultant of IRC; however, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

Under MI 61-101, a benefit received by a related party of IRC is not considered to be a collateral benefit if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of IRC or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in this Circular, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding IRC Common Shares, or (B) (x) the related party discloses to an independent committee of IRC the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the IRC Common Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (x), and (z) the independent committee’s determination is disclosed in this Circular.

The payments that each of Douglas B. Silver, Paul H. Zink, Ray W. Jenner, James A. Lydic and David R. Hammond, each being a director and/or senior officer of IRC and IRC Securityholder, may receive under the terms of his employment agreement as a result of the completion of the Arrangement (the “Employment Benefits”) may result in such payments being characterized as “collateral benefits”. See “The Arrangement — Interests of Certain Persons in the Arrangement — Employment Agreements”.

The Employment Benefits were not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to such individuals for securities relinquished under the Arrangement and the conferring of such benefits was not conditional on any of such individuals supporting the Arrangement.

As each of Messrs. Zink, Jenner, Lydic, and Hammond beneficially owns or exercises control or direction over less than 1% of the outstanding IRC Common Shares, the Employment Benefits payable to these individuals do not constitute a collateral benefit within the meaning of MI 61-101.

For the purposes of MI 61-101, Mr. Silver is considered to beneficially own more than 1% of the IRC Common Shares (comprised of 824,500 IRC Common Shares and 1,478,600 IRC Options which, for purposes of MI 61-101, are deemed to have been exercised into IRC Common Shares). Further, the value of the Employment Benefit to be received by Mr. Silver, net of any offsetting costs, is more than 5% of the amount of the consideration that Mr. Silver expects he will be beneficially entitled to receive under the terms of the Arrangement in exchange for the IRC Common Shares that he beneficially owns.

Accordingly, the Employment Benefit that Douglas B. Silver may receive as a result of the completion of the Arrangement constitutes a collateral benefit under MI 61-101. Accordingly, any IRC Common Shares beneficially owned, or over which control or direction is exercised by Douglas B. Silver will be excluded for the purposes of determining whether Minority Approval of the Arrangement Resolution has been obtained.

Prior Valuations and Prior Offers

Neither IRC nor any director or senior officer of IRC, after reasonably inquiry, has knowledge of any “prior valuation” (as defined in MI 61-101) in respect of IRC that has been made in the 24 months before the date of this Circular. Except as described in this Circular, IRC has not received any bona fide prior offer during the 24 months before the date of the Arrangement Agreement that relates to the subject matter of or is otherwise relevant to the Arrangement.

United States Securities Law Matters

Exemption from U.S. Registration

The Royal Gold Shares and Exchangeable Shares issuable in connection with the Arrangement will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States in which IRC Shareholders reside. Section 3(a)(10) of the 1933 Act exempts from registration a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. The Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the Royal Gold Shares and Exchangeable Shares issued in connection with the Arrangement.

Resale of Royal Gold Shares and Exchangeable Shares in the United States

In certain circumstances, the 1933 Act will impose restrictions on the resale of Royal Gold Shares and Exchangeable Shares received pursuant to the Arrangement in the United States. The restrictions on resale imposed by the 1933 Act will depend on whether the recipients of Royal Gold Shares and Exchangeable Shares are “affiliates” of Royal Gold. For the purpose of the 1933 Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Royal Gold. “Control” means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise.

IRC Shareholders who are not affiliates of Royal Gold after consummation of the Arrangement may freely resell Royal Gold Shares or Exchangeable Shares received pursuant to the Arrangement in the United States. Any IRC Shareholder who is or becomes an affiliate of Royal Gold may not resell Royal Gold Shares or Exchangeable Shares received pursuant to the Arrangement except in transactions permitted by the resale provisions of Rule 144 promulgated under the 1933 Act.

Registration of Royal Gold Shares Issued Upon Exchange of the Exchangeable Shares

The Royal Gold Shares to be issued upon exchange of the Exchangeable Shares are not covered by the Section 3(a)(10) exemption from registration referenced above and are subject to the registration requirements of the 1933 Act. Pursuant to the Arrangement Agreement, Royal Gold has covenanted to file a registration statement on Form S-3 in order to register under the 1933 Act the Royal Gold Shares issued upon exchange of the Exchangeable Shares from time to time after the Effective Time, to use its commercially reasonable efforts to cause such registration statement to become effective at or prior to the Effective Time and to maintain the effectiveness of such registration for the period that the Exchangeable Shares remain outstanding.

The foregoing discussion is only a general overview of the requirements of the U.S. securities laws that may be applicable to the resale of Royal Gold Shares or Exchangeable Shares received pursuant to the Arrangement. Recipients of Royal Gold Shares and Exchangeable Shares are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. securities laws. Further information applicable to U.S. IRC Shareholders is disclosed in this Circular under the heading “Notice to U.S. IRC Shareholders”.

Stock Exchange Approval

Royal Gold will apply to list the Royal Gold Shares issuable by Royal Gold under the Arrangement (including upon the exchange of the Exchangeable Shares for Royal Gold Shares) on NASDAQ and the TSX. Royal Gold will also apply to list the Exchangeable Shares issuable by Canco under the Arrangement on the TSX (which listing is subject to Canco fulfilling all of the requirements of the TSX, including distribution of the Exchangeable Shares to a minimum number of public shareholders).

Other Regulatory Matters

Competition Act (Canada)

Part IX of the Competition Act requires that, subject to certain limited exceptions, the Commissioner of Competition (“Commissioner”) be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the Competition Act (“Notifiable Transactions”) by the parties to the transaction.

Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated or waived by the Commissioner, provided that there is no order in effect prohibiting completion at the relevant time. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not, pursuant to subsection 114(2) of the Competition Act, notified the parties that she requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that she does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act.

Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or a “no-action” letter (and a waiver by the Commissioner of the applicable waiting period), which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction under Section 92 of the Competition Act.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that (except in limited circumstances) the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under Section 92 of the Competition Act, but subject to an efficiencies defence, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action.

Royal Gold and IRC have concluded that the Arrangement is not a Notifiable Transaction. IRC and Royal Gold believe that there is no basis for challenging the transaction contemplated by the Arrangement under the Competition Act, although there can be no assurance that a challenge will not be made.

ELIGIBILITY FOR INVESTMENT IN CANADA

Based on the current provisions of the ITA and the regulations thereunder, the Royal Gold Shares and Exchangeable Shares, if acquired on the date hereof and if listed on a designated stock exchange for purposes of the ITA (which currently includes the TSX and NASDAQ) will be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts, each as defined in the ITA (“Registered Plans”). It is possible that the Exchangeable Shares will not be listed on a designated stock exchange in which case the Exchangeable Shares will not be qualified investments under the ITA for Registered Plans.

The Ancillary Rights will not be qualified investments under the ITA for Registered Plans. However, IRC is of the view that the fair market value of such rights is nominal. Provided such view is correct, there should be no material adverse consequences under the ITA to Registered Plans holding such non-qualified investments other than a registered education savings plan (“RESP”). A RESP acquiring such non-qualified investments may realize adverse consequences, including potential revocation, regardless of the fair market value of such non-qualified investments and, accordingly, RESPs should consult their own tax advisors.

Notwithstanding that Royal Gold Shares and Exchangeable Shares may be qualified investments for a trust governed by a tax-free savings account (“TFSA”), the holder of a TFSA will be subject to a penalty tax on such shares if such shares are a “prohibited investment” for the TFSA. Royal Gold Shares and Exchangeable Shares will generally be a “prohibited investment” if the holder of a TFSA does not deal at arm’s length with Royal Gold for purposes of the Tax Act or the holder of the TFSA has a “significant interest” (as defined in the ITA) in Royal Gold or a corporation, partnership or trust with which Royal Gold does not deal at arm’s length for purposes of the ITA.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel for IRC, the following is a summary of the principal Canadian federal income tax considerations relating to the Arrangement under the ITA that generally apply to IRC Shareholders who, for purposes of the ITA, and at all relevant times, hold their IRC Common Shares, and will hold their Royal Gold Shares and Exchangeable Shares, as capital property and deal at arm’s length with, and are not affiliated with, IRC, Royal Gold, Callco or Canco.

This summary does not apply to: (i) an IRC Shareholder with respect to whom Royal Gold is or will be a “foreign affiliate” within the meaning of the ITA, (ii) an IRC Shareholder that is a “financial institution”, for the purposes of the mark-to-market rules in the ITA, (iii) an IRC Shareholder an interest in which is a “tax shelter investment” as defined in the

ITA, (iv) an IRC Shareholder that is a “specified financial institution” as defined in the ITA, (v) an IRC Shareholder who has made a “functional currency” election under Section 261 of the ITA, (vi) an IRC Shareholder who received IRC Common Shares upon exercise of a stock option or (vii) an IRC Shareholder who, alone or together with persons with whom the holder does not deal at arm’s length for purposes of the ITA or any partnership or trust of which such holder or such person is a member or beneficiary, will hold more than 10% of the issued and outstanding Exchangeable Shares at any time following the Arrangement. Any such IRC Shareholder should consult its own tax advisor with respect to the Arrangement.

IRC Common Shares, Royal Gold Shares, and Exchangeable Shares will generally be considered to be capital property unless such securities are held in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain IRC Shareholders who are residents of Canada for purposes of the ITA and whose IRC Common Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the ITA to have their IRC Common Shares, and every “Canadian security” (as defined in the ITA) owned by such IRC Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where an IRC Shareholder makes an election with Canco under Section 85 of the ITA in respect of their IRC Common Shares as described below, the Exchangeable Shares received under the Arrangement in exchange for such IRC Common Shares will not be Canadian securities to such holder for this purpose and therefore will not be deemed to be capital property under subsection 39(4) of the ITA. IRC Shareholders who do not hold their IRC Common Shares as capital property or who will not hold their Royal Gold Shares and/or Exchangeable Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is based on the facts set out in this document, the current provisions of the ITA and the regulations thereunder and counsel’s understanding of the published administrative policies and assessing practices of the CRA publicly available prior to the date of this document. This summary takes into account all proposed amendments to the ITA and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Proposed Amendments”) and assumes that such Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and/or the holding of Royal Gold Shares or Exchangeable Shares. Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular IRC Shareholder. IRC Shareholders should consult their own tax advisors as to the tax consequences to them of the Arrangement and the holding of Royal Gold Shares and/or Exchangeable Shares.

For purposes of the ITA, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted into Canadian dollars generally based on the Bank of Canada noon spot exchange rate on the date such amounts arise.

IRC Shareholders Resident in Canada

The following section of the summary only applies to an IRC Shareholder who, for purposes of the ITA and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times.

Receipt of Ancillary Rights

A holder of IRC Common Shares who receives Exchangeable Shares under the Arrangement will also receive the Ancillary Rights. An IRC Shareholder will be required to account for these Ancillary Rights in determining the proceeds of disposition of such holder’s IRC Common Shares and the cost of Exchangeable Shares received in consideration therefor. IRC is of the view that the Ancillary Rights have nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Counsel expresses no opinion on such matters of factual determination.

Grant of Call Rights

An IRC Shareholder who receives Exchangeable Shares and the Ancillary Rights under the Arrangement will grant the Call Rights to Callco and Royal Gold. IRC is of the view that the Call Rights have only a nominal fair market value and accordingly no amount should be allocated to the Call Rights. Provided that this view with respect to the value of such Call

Rights is correct, the granting of the Call Rights should not result in any material adverse income tax consequences to an IRC Shareholder who acquires Exchangeable Shares. This summary assumes that the Call Rights have nominal value.

This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Should the CRA challenge this view and ultimately succeed in establishing that the Call Rights have a fair market value in excess of a nominal amount, an IRC Shareholder who acquires Exchangeable Shares under the Arrangement will realize a capital gain in an amount equal to the fair market value of the Call Rights. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below.

Exchange of IRC Common Shares for Cash Consideration or Royal Gold Shares or a Combination of Cash Consideration and Royal Gold Shares

An IRC Shareholder who exchanges some or all of its IRC Common Shares with Canco under the Arrangement for Cash Consideration or Royal Gold Shares or any combination of Cash Consideration and Royal Gold Shares will be considered to have disposed of such IRC Common Shares for proceeds of disposition equal to the sum of (i) any Cash Consideration received on the exchange (including cash received in lieu of fractional shares) and (ii) the fair market value at the Exchange Time of any Royal Gold Shares acquired by such IRC Shareholder on the exchange. As a result, the IRC Shareholder will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the IRC Shareholder of such IRC Common Shares.

For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below.

The cost to an IRC Shareholder of Royal Gold Shares acquired on the exchange will be equal to the fair market value of the Royal Gold Shares at the Exchange Time, and will generally be averaged with the adjusted cost base of any other Royal Gold Shares held at that time by the IRC Shareholder as capital property for the purposes of determining the holder’s adjusted cost base of such Royal Gold Shares.

Exchange of IRC Common Shares for Cash Consideration or Exchangeable Shares and Ancillary Rights or a Combination of Cash Consideration, Exchangeable Shares and Ancillary Rights — Non-Rollover Transaction

An IRC Shareholder who exchanges some or all of its IRC Common Shares with Canco under the Arrangement for Cash Consideration or Exchangeable Shares and Ancillary Rights or any combination of Cash Consideration and Exchangeable Shares and Ancillary Rights will, unless such IRC Shareholder makes a valid joint election under subsection 85(1) or 85(2) of the ITA as discussed below, be considered to have disposed of such IRC Common Shares for proceeds of disposition equal to the sum of (i) any Cash Consideration received on the exchange (including cash received in lieu of fractional shares), (ii) the fair market value at the Exchange Time of any Exchangeable Shares received by the IRC Shareholder on the exchange, and (iii) the fair market value at the Exchange Time of any Ancillary Rights received by the IRC Shareholder on the exchange.

As a result, the IRC Shareholder will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the IRC Shareholder of the IRC Common Shares.

For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below.

In such circumstances, the cost to a holder of Exchangeable Shares and Ancillary Rights acquired on the exchange will be equal to the fair market value of such shares and rights at the Exchange Time.

Exchange of IRC Common Shares for Consideration Including Exchangeable Shares and Ancillary Rights — Rollover Transaction Joint Tax Elections

An IRC Shareholder who is an Eligible Holder and who exchanges some or all of its IRC Common Shares (i.e., Exchangeable Elected Shares) with Canco under the Arrangement for consideration including Exchangeable Shares and Ancillary Rights may make a valid joint election with Canco pursuant to subsection 85(1) of the ITA (or, in the case of an Eligible Holder that is a Canadian partnership, pursuant to subsection 85(2) of the ITA) (a “Joint Tax Election”) and thereby obtain a full or partial tax deferral of a capital gain otherwise arising on the exchange of such IRC Common Shares as described above under “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Exchange of IRC Common Shares for Cash Consideration or Exchangeable Shares and Ancillary Rights or a Combination of Cash Consideration, Exchangeable Shares and Ancillary Rights — Non-Rollover Transaction”, depending on the Elected Amount (as defined below) and the adjusted cost base to the holder of the IRC Common Shares at the time of the exchange.

Canco will only make a Joint Tax Election with an Eligible Holder. Eligible Holders who wish to make a Joint Tax Election with Canco should give their immediate attention to this matter following the Effective Time. For further information respecting the Joint Tax Elections, see Interpretation Bulletin IT-291R3 “Transfer of Property to a Corporation under Subsection 85(1)” (January 12, 2004) and Information Circular IC 76-19R3 “Transfer of Property to a Corporation under Section 85” (June 17, 1996) issued by the CRA.

The comments made herein with respect to such elections are provided for general information only. The law in this area is complex and contains numerous technical requirements. Eligible Holders wishing to make a Joint Tax Election should consult their own tax advisors.

Elected Amount

An Eligible Holder may elect an amount which, subject to certain limitations contained in the ITA, will be treated as the proceeds of disposition of such Eligible Holder’s Exchangeable Elected Shares (the “Elected Amount”). The limitations imposed by the ITA in respect of the Elected Amount are that the Elected Amount may not:

(a)	be less than the sum of (i) any Cash Consideration (including cash received in lieu of fractional shares) received on the exchange of the Exchangeable Elected Shares and (ii) the fair market value at the Exchange Time of the Ancillary Rights acquired on the exchange;

(b)	be less than the lesser of (i) the adjusted cost base to the holder of the holder’s Exchangeable Elected Shares at the Exchange Time, and (ii) the fair market value of the Exchangeable Elected Shares at that time; and

(c)	exceed the fair market value of the Exchangeable Elected Shares at the Exchange Time.

As discussed above under “The Arrangement — Election Procedure and Pro-ration” in the event that the aggregate number of Royal Gold Shares and Exchangeable Shares to be issued under the Arrangement would exceed the Maximum Aggregate Number of Shares, an Eligible Holder would receive fewer Exchangeable Shares and correspondingly more Cash Consideration. In such circumstances, since the Elected Amount can not be less than the Cash Consideration (plus other amounts noted in (a) above), the Eligible Holder will be required, if the Cash Consideration exceeds the adjusted cost base to the Eligible Holder of the Exchangeable Elected Shares, to select an Elected Amount greater than the Eligible Holder would otherwise select which will result in the Eligible Holder realizing a larger capital gain than desired.

Tax Treatment to IRC Shareholders

Where an Eligible Holder and Canco make a valid Joint Tax Election in respect of the Eligible Holder’s Exchangeable Elected Shares, the tax treatment to such holder will generally be as follows:

(a)	the Eligible Holder will be deemed to have disposed of the Exchangeable Elected Shares for proceeds of disposition equal to the Elected Amount;

(b)	the Eligible Holder will not realize a capital gain (or a capital loss), provided that the Elected Amount is equal to the sum of (i) the aggregate adjusted cost base to the Eligible Holder of its Exchangeable Elected Shares immediately before the Exchange Time and (ii) any reasonable costs of disposition;

(c)	the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the sum of (i) the aggregate adjusted cost base to the Eligible Holder of its Exchangeable Elected Shares immediately before the Exchange Time and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below;

(d)	the cost to the Eligible Holder of the Ancillary Rights received on the exchange will be equal to the fair market value thereof at the Exchange Time; and

(e)	the cost to the Eligible Holder of the Exchangeable Shares received on the exchange will be equal to the amount by which the Elected Amount exceeds the aggregate of (i) the amount of any Cash Consideration (including any cash received in lieu of fractional shares) received on the exchange of the Exchangeable Elected Shares and (ii) the fair market value at the Exchange Time of the Ancillary Rights received on the exchange.

Procedure for Making an Election

To make a Joint Tax Election, the Eligible Holder must provide two signed copies of the applicable tax election forms to the Depositary within 90 days following the Effective Date, duly completed and including (i) the required information concerning the Eligible Holder, (ii) the details of the number of Exchangeable Elected Shares transferred in respect of which the Eligible Holder is making a Joint Tax Election, and (iii) the applicable Elected Amounts for such Exchangeable Elected Shares. An Eligible Holder interested in making the Joint Tax Election in respect of the Exchangeable Shares it receives in the Arrangement should so indicate on the Letter of Transmittal and Election Form. A tax election package, consisting of the relevant federal tax election forms and a letter of instructions, may be sent by mail to such holder. A tax election package may also be obtained by mail from the Depositary or via the internet on IRC’s website at www.internationalroyalty.com. The relevant federal tax election form is form T2057 (or, in the event that the IRC Common Shares are held by an Eligible Holder that is a “Canadian partnership” within the meaning of the ITA, form T2058).

Joint Ownership

Where the IRC Common Shares are held in joint ownership and two or more of the co-owners wish to make a Joint Tax Election, a co-owner designated for such purpose should file a copy of the federal election form T2057 (and any other relevant provincial or territorial forms) for each co-owner. Such election forms must be accompanied by a list of the names, addresses and social insurance numbers or tax account numbers of each of the co-owners, along with a letter signed by each of the co-owners authorizing the designated co-owner to complete, sign and file the forms.

Partnerships

Where the IRC Common Shares are held by an Eligible Holder that is a “Canadian partnership” within the meaning of the ITA and the partnership wishes to make a Joint Tax Election, a partner designated by the partnership must file a copy of the federal election form T2058 (and any other relevant provincial or territorial forms) on behalf of all members of the partnership. Such election forms must be accompanied by a list of the names, addresses, social insurance numbers or tax account numbers of each of the partners, along with a letter signed by each partner authorizing the designated partner to complete, sign and file the forms.

Additional Provincial or Territorial Election Forms

Certain provinces or territories may require that a separate joint tax election be filed for provincial or territorial income tax purposes. Canco will also make a joint tax election with an Eligible Holder under the provisions of any relevant provincial or territorial income tax law having similar effect to section 85 of the ITA, subject to the same limitations as described herein. Eligible Holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority and to determine the procedure for filing any such separate election form. It will be the sole responsibility of each Eligible Holder who wishes to make such an election to obtain the appropriate provincial or territorial election forms and to duly complete and submit such forms to Canco for its execution at the same time as the federal election forms.

Execution by Canco of Election Form

Subject to the election forms being correct and complete and complying with the provisions of the applicable income tax law and the Arrangement, Canco will sign the tax election forms received from an Eligible Holder within 90 days following the Effective Date and return them to the Eligible Holder within 90 days of receipt thereof by the Depositary.

Canco will not be responsible for the proper or accurate completion of the tax election forms or to check or verify the content of any election form and, except for Canco’s obligation to return duly completed tax election forms (which are received by the Depositary within 90 days after the Effective Date) within 90 days after the receipt thereof by the Depositary, Canco will not be responsible for any taxes, interest or penalties or any other costs or damages resulting from the failure by an Eligible Holder to properly and accurately complete or file the necessary election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, Canco may choose to sign and return tax election forms received more than 90 days following the Effective Date, but Canco will have no obligation to do so.

Filing of Election Forms

For the CRA to accept a tax election form without a late filing penalty being paid by an Eligible Holder, the election form, duly completed and executed by both the Eligible Holder and Canco must be received by the CRA on or before the earliest due date for the filing of either Canco’s or the Eligible Holder’s income tax return for the taxation year in which the exchange takes place.

In the absence of a transaction subsequent to the Effective Date but prior to July 1, 2010 that results in a taxation year end for Canco, the taxation year of Canco is expected to end on June 30, 2010. In such circumstances, the Joint Tax Election generally must, in the case of an Eligible Holder who is an individual (other than a trust), be received by the CRA by December 31, 2010 (being generally the deadline when Canco will be required to file a tax return for its 2010 taxation year).

Information concerning the filing deadline will be included in the tax election package that will be available on IRC’s website at www.internationalroyalty.com and may be mailed to Eligible Holders.

Eligible Holders are strongly advised to consult their own tax advisors as soon as possible respecting the deadlines applicable to their own particular circumstances, including any similar deadlines required under any provincial or territorial tax legislation for provincial or territorial tax elections. However, regardless of such deadlines, properly completed tax election forms must be received by the Depositary at the address set out in the tax election package (which may be obtained by mail from IRC or the Depositary and will also be available via the internet on IRC’s website at www.internationalroyalty.com) within 90 days following the Effective Date of the Arrangement. Any Eligible Holder who does not ensure that the Depositary has received the properly completed tax election forms within 90 days following the Effective Date of the Arrangement may not be able to benefit from the rollover provisions of the ITA and any applicable provincial or territorial tax legislation.

Ancillary Rights

Counsel has been advised that the Joint Tax Elections will be executed by Canco on the basis that the fair market value of the Ancillary Rights is a nominal amount per Exchangeable Share issued on the exchange. This amount will be provided to IRC Shareholders in the letter of instructions included in the tax election package.

Redemption, Exchange and Disposition of Exchangeable Shares

A holder will be considered to have disposed of Exchangeable Shares:

(i)	on a redemption (including pursuant to a Retraction Request) of such Exchangeable Shares by Canco and

(ii)	on an acquisition of such Exchangeable Shares by Royal Gold or Callco.

However, as discussed below, the Canadian federal income tax consequences of the disposition for the holder will be different depending on whether the event giving rise to the disposition is a redemption or retraction by Canco or an acquisition by Royal Gold or Callco.

A holder who exercises the right to require the redemption of an Exchangeable Share by giving a Retraction Request cannot control whether the Exchangeable Share will be acquired by Callco under the Retraction Call Right or redeemed by Canco.

Redemption or Retraction of Exchangeable Shares

On a redemption (including a retraction) of an Exchangeable Share by Canco, the holder of that Exchangeable Share will be deemed to have received a dividend equal to the amount, if any, by which the “redemption proceeds” exceed the paid-up capital (for purposes of the ITA) of the Exchangeable Share at the time of redemption. See “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Dividends on Exchangeable Shares” below. On the redemption, the holder of an Exchangeable Share will also be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the “redemption proceeds” less the amount of such deemed dividend. The holder will in general realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Shares. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below.

Dividends on Exchangeable Shares

In the case of an IRC Shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the IRC Shareholder’s income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by Canco at the time the dividend or deemed dividend is paid, such dividend will be treated as an “eligible dividend” for the purposes of the ITA and a holder who is an individual resident in Canada will be entitled to an enhanced dividend tax credit in respect of such dividend. There are limitations on the ability of a corporation to designate dividends and deemed dividends as eligible dividends.

In the case of an IRC Shareholder that is a corporation, dividends received or deemed to be received on the Exchangeable Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and such dividends will generally be deductible in computing the corporation’s taxable income. It is possible that the Exchangeable Shares will not be listed on a designated stock exchange for purposes of the ITA in which case dividends received or deemed to be received on Exchangeable Shares by an IRC Shareholder that is a corporation may not be deductible in computing the corporation’s taxable income. Such holders should consult their own tax advisors concerning this possibility. In the case of a holder of Exchangeable Shares that is a corporation, in some circumstances the amount of any deemed dividend arising on the redemption of Exchangeable Shares may be treated as proceeds of disposition and not as a dividend in accordance with specific rules in the ITA.

Corporate shareholders should consult their own tax advisors for advice with respect to the potential application of these provisions.

An IRC Shareholder that is a “private corporation” (as defined in the ITA) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the IRC Shareholder’s taxable income. An IRC Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the ITA), including any dividends that are not deductible in computing taxable income.

The Exchangeable Shares will be taxable preferred shares and short-term preferred shares for the purpose of the ITA. However, a holder of Exchangeable Shares who receives or is deemed to receive dividends on such shares will not be subject to the 10% tax under Part IV.1 of the ITA.

Exchange of Exchangeable Shares with Royal Gold or Callco

On the exchange of an Exchangeable Share by the holder with Royal Gold or Callco for Royal Gold Shares, the holder will generally realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share. For these purposes, the proceeds of disposition will be the fair market value of the Royal Gold Shares received upon exchange plus an amount equal to declared and unpaid dividends on the Exchangeable Share. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below. The acquisition by Royal Gold or Callco of an Exchangeable Share from the holder thereof will not result in a deemed dividend to the holder.

On October 18, 2000, the Minister of Finance (Canada) announced that the Department of Finance would consider future amendments to the ITA to allow holders of shares of a Canadian corporation to exchange such shares for shares of a non-Canadian corporation on a tax-deferred basis. No specifics have been announced regarding these contemplated amendments and in particular with respect to the various requirements that would have to be satisfied in order to permit a holder of Exchangeable Shares to exchange such shares on a tax deferred basis or whether these requirements could be satisfied in the circumstances. In the event of a Change of Law, Royal Gold may exercise its Change of Law Call Right to purchase (or to cause Callco to purchase) from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is an affiliate of Royal Gold) all but not less than all of the Exchangeable Shares held by each such holder upon payment by Royal Gold or Callco, as the case may be, of an amount per share which will be satisfied in full by delivering one Royal Gold Share plus an amount equal to declared and unpaid dividends on the Exchangeable Share.

Disposition of Exchangeable Shares other than on Redemption, Retraction or Exchange

A disposition or deemed disposition of Exchangeable Shares by a holder, other than on the redemption, retraction or exchange of the shares, will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those Exchangeable Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below.

Dividends on Royal Gold Shares

Dividends on Royal Gold Shares will be included in the recipient’s income for the purposes of the ITA. Such dividends received by an IRC Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the ITA. An IRC Shareholder that is a corporation must include such dividends in computing its income and will not be entitled to deduct the amount of the dividends in computing its taxable income.

An IRC Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the ITA), including dividends received on Royal Gold Shares that are not deductible in computing taxable income.

Any United States non-resident withholding tax on these dividends generally will be eligible for foreign tax credit or deduction treatment to the extent and under the circumstances provided in the ITA.

Acquisition and Disposition of Royal Gold Shares

The cost of Royal Gold Shares received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Royal Gold Shares at the time of such event and will generally be averaged with the adjusted cost base of any other Royal Gold Shares held at that time by the holder as capital property for the purpose of determining the holder’s adjusted cost base of such Royal Gold Shares.

A disposition or deemed disposition of Royal Gold Shares by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Royal Gold Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Taxation of Capital Gains or Capital Losses” below.

Taxation of Capital Gains or Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a holder in a taxation year must be included in the holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a holder in a taxation year must be deducted from taxable capital gains realized by the holder in that year (subject to and in accordance with rules contained in the ITA). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the ITA.

A holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the ITA), including any taxable capital gains.

If the holder of an IRC Common Share or an Exchangeable Share is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Holders to whom these rules may be relevant should consult their own tax advisors.

Foreign Property Information Reporting

In general, a “specified Canadian entity” for a taxation year or fiscal period whose total cost amount of “specified foreign property” (both as defined in the ITA) at any time in the year or fiscal period exceeds C$100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year in respect of such property. With some exceptions, an IRC Shareholder resident in Canada in the year will be a specified Canadian entity.

Exchangeable Shares, Ancillary Rights, and Royal Gold Shares will constitute specified foreign property to a holder. Accordingly, holders of Exchangeable Shares, Ancillary Rights and Royal Gold Shares should consult their own tax advisors regarding compliance with these rules.

Foreign Investment Entity Draft Legislation

The Proposed Amendments contain provisions that relate to the taxation of certain interests held by Canadian residents in certain non-resident entities, applicable for taxation years commencing after 2006 (the “FIE Proposals”), notwithstanding that they have yet to be passed into law. The January 27, 2009 Federal Budget announced that the Government of Canada will review the existing FIE Proposals in light of submissions that it has received before proceeding with measures in the area. In general, the FIE Proposals, as currently drafted, apply to a Canadian resident holder of a “participating interest” in a “foreign investment entity” in which case the holder will generally be required to include in income annually an imputed return at the prescribed rate on the “designated cost” of such interest unless such holder can qualify for and elects on a timely basis to use certain alternative methods of taxation. A corporation is not a foreign investment entity if: (i) at the end of the corporation’s taxation year the “carrying value” of all of its “investment property” is not greater than one-half of the “carrying value” of all of its property or (ii) if, throughout the corporation’s taxation year, its principal undertaking is not an “investment business” within the meaning of those terms in the Proposed Amendments.

The determination of whether or not Royal Gold is a foreign investment entity must be made on an annual basis at the end of each taxation year of Royal Gold, and no assurances can be given that Royal Gold will not be a foreign investment entity at the end of any of its taxation years. In any event, in general, the FIE Proposals will not apply to a holder in respect of Royal Gold Shares so long as: (i) such shares qualify as an “arm’s length interest” to the holder under the FIE Proposals; (ii) the Royal Gold Shares are listed on a designated stock exchange (which includes NASDAQ); (iii) Royal Gold remains resident in the U.S. for the purposes of the ITA; and (iv) it is reasonable to conclude that the holder has no tax avoidance motive in respect of the Royal Gold Shares. The determination of whether a holder of Royal Gold Shares will have a tax avoidance motive in respect of the Royal Gold Shares within the meaning of the FIE Proposals will depend upon the particular circumstances of the holder. Holders of Royal Gold Shares should consult their own tax advisors regarding the determination of whether they have such a tax avoidance motive. The Royal Gold Shares will generally qualify as an “arm’s length interest” at any time in respect of a holder for purposes of the FIE Proposals provided: (i) it is reasonable to conclude that there are at least 150 persons each of which holds at that time Royal Gold Shares having a total fair market value of at least $500; (ii) it is reasonable to conclude that the Royal Gold Shares can normally be acquired and sold by members of the public in the open market; and (iii) the aggregate fair market value at that time of the Royal Gold Shares that are held by the holder, or an entity or individual with whom the holder does not deal at arm’s length for purposes of the ITA, does not exceed 10% of the aggregate fair market value of all the shares of Royal Gold Shares at that time.

Provided that the FIE Proposals do not apply to a holder of Royal Gold Shares, they will generally not apply to a holder of Exchangeable Shares. No assurance can be given that the Royal Gold Shares or the Exchangeable Shares will qualify for these exemptions. The FIE Proposals relating to foreign investment entities are complex. No assurances can be given that the FIE Proposals will be enacted in the form currently proposed.

Holders should consult their own tax advisors regarding the application of the FIE Proposals in their particular circumstances.

Dissenting IRC Shareholders

A Dissenting IRC Shareholder will be deemed to have transferred its IRC Common Shares to Canco as of the Exchange Time and will receive a cash payment from Canco in respect of the fair value of the Dissenting IRC Shareholder’s IRC Common Shares. Such a Dissenting IRC Shareholder will be considered to have disposed of the IRC Common Shares for proceeds of disposition equal to the amount received by the Dissenting IRC Shareholder (less any interest awarded by a court). As a result, such Dissenting IRC Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition received exceed (or is less than) the aggregate of (i) the adjusted cost base to the Dissenting IRC Shareholder of the IRC Common Shares; and (ii) any reasonable costs of disposition.

Interest awarded to a Dissenting IRC Shareholder by a court will be included in the Dissenting Shareholder’s income for the purposes of the ITA. In addition, a Dissenting IRC Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the ITA), including interest income.

An IRC Shareholder who exercises his or her dissent rights but who is not ultimately determined to be entitled to be paid fair value for the IRC Common Shares held by such IRC Shareholder will be deemed to have participated in the Arrangement and will receive Cash Consideration and Royal Gold Shares. Such an IRC Shareholder will be considered to have disposed of the IRC Common Shares for proceeds of disposition equal to the aggregate of the Cash Consideration and the fair market value of the Royal Gold Shares so received. As a result, such IRC Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition received exceed (or is less than) the aggregate of (i) the adjusted cost base to the Dissenting Shareholder of the IRC Common Shares; and (ii) any reasonable costs of disposition.

IRC Shareholders Not Resident in Canada

The following section of the summary only applies to a holder of IRC Common Shares who, (i) for the purposes of the ITA and any applicable income tax treaty and at all relevant times, is not, and is not deemed to be, a resident of Canada (ii) does not, and is not deemed to, use or hold IRC Common Shares and Royal Gold Shares received pursuant to the Arrangement in or in the course of, carrying on a business in Canada, (iii) is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere, and (iv) does not hold IRC Common Shares as “taxable Canadian property” for purposes of the ITA (in this section, a “Non-Resident Shareholder”).

Generally, IRC Common Shares will not be “taxable Canadian property” of a Non-Resident Shareholder at a particular time provided that the IRC Common Shares are listed on a designated stock exchange (which includes the TSX) at that time, unless: (i) at any time during the sixty-month period immediately preceding the disposition of the IRC Common Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm’s length with such Non-Resident Shareholder, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of IRC; or (ii) the Non-Resident Shareholder’s IRC Common Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Disposition of Common Shares

A Non-Resident Shareholder who participates in the Arrangement will not be subject to tax under the ITA on the disposition of IRC Common Shares.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who is a Dissenting IRC Shareholder or who exercises his or her right of dissent and is ultimately determined not to be entitled to be paid fair value of their IRC Common Shares will not be subject to tax under the ITA on the deemed disposition of IRC Common Shares held by such Non-Resident Shareholder.

Interest awarded to a Non-Resident Holder who is a Dissenting IRC Shareholder by a court will not be subject to Canadian withholding tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Notice Pursuant To Treasury Department Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and cannot be used by an IRC Shareholder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code of 1986, as amended (the “Code”). This summary was written to support the promotion or marketing of the transactions or matters addressed herein. Each IRC Shareholder should seek U.S. federal tax advice, based on the IRC Shareholder’s particular circumstances, from an independent tax advisor.

The following is a summary of certain U.S. federal income tax consequences relating to the Arrangement that generally apply to IRC Shareholders who, at all relevant times, hold their IRC Common Shares, and will hold their Royal Gold Shares and/or Exchangeable Shares, if any, as capital assets within the meaning of Section 1221 of the Code. This summary assumes that IRC is not, and has not been, a controlled foreign corporation for U.S. federal income tax purposes and that IRC has never been treated as a U.S. domestic corporation pursuant to Section 897(i) of the Code. If IRC is a controlled foreign corporation or was a controlled foreign corporation during the period that U.S. Holders have held their IRC Common Shares, special U.S. tax rules not discussed herein may substantially affect the tax consequences of the Arrangement to U.S. Holders. If IRC is treated as a U.S. domestic corporation pursuant to Section 897(i) of the Code, the U.S. tax consequences of the Arrangement to non-U.S. Holders may differ from those described below.

This summary is based on provisions of the Code, Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), judicial authority and administrative interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This summary does not comment on all aspects of U.S. federal income taxation which may be important to particular IRC Shareholders in light of their individual circumstances, such as IRC Shareholders that are subject to special provisions under the Code, including: (i) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (iii) dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (iv) shareholders with a “functional currency” other than the U.S. dollar; (v) shareholders who own IRC Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) shareholders that acquired their IRC Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) U.S. expatriates or former long-term residents of the U.S.; (viii) shareholders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of IRC; or (ix) an S corporation, an entity taxable as a partnership for U.S. federal income tax purposes or other pass-through entity or an owner thereof. If a partnership (including an entity classified as a partnership for U.S. federal income tax purposes) holds IRC Common Shares, the U.S. federal income tax consequences relating to the Arrangement generally will depend on the activities of the partnership and the status of the partners. IRC Shareholders that are partnerships for U.S. federal income tax purposes, and partners in any such partnership, should consult their own tax advisors concerning the U.S. federal tax consequences relating to the Arrangement.

This summary does not discuss any U.S. state or local, estate or alternative minimum tax consequences relating to the Arrangement. Each IRC Shareholder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences relating to the Arrangement.

Tax Consequences to U.S. Holders Relating to the Arrangement

For purposes of this summary, a “U.S. Holder” is a beneficial owner of IRC Common Shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the U.S., (ii) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either has a valid election in effect to be treated as a U.S. person or is subject to the supervision of a court within the U.S. and which has one or more U.S. persons with authority to control all of its substantial decisions. For purposes of this summary, U.S. Holders do not include residents of Canada. Further, this summary does not address the tax consequences to a U.S. Holder who receives Exchangeable Shares.

In General

The exchange of IRC Common Shares for cash and/or Royal Gold Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. Accordingly, subject to the PFIC rules discussed below, a U.S. Holder will recognize gain or loss equal to the difference, if any, between (i) the amount of cash plus the fair market value of Royal Gold Shares (determined as of the Effective Date) received and (ii) the U.S. Holder’s tax basis in its IRC Common Shares surrendered in the Arrangement. A U.S. Holder’s tax basis in the Royal Gold Shares received, if any, will equal their fair market value on the Effective Date. A U.S. Holder’s holding period for the Royal Gold Shares received, if any, will begin on the day after the Effective Date.

Subject to the PFIC rules discussed below, any gain or loss recognized in the exchange of IRC Common Shares for cash and/or Royal Gold Shares generally will be capital gain or loss, which will be long-term capital gain or loss if the IRC Common Shares were held for more than one year. In the case of a non-corporate U.S. Holder, long-term capital gain will generally be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Application of the PFIC Rules

In General

The tax rules generally applicable to a PFIC are highly complex and in some cases, uncertain. Each U.S. Holder should consult its own tax advisor regarding the consequences to such holder of the PFIC rules, taking into account such holder’s particular situation.

IRC generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, “passive income” includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For purposes of the PFIC income and asset tests described above, if IRC owns, directly or indirectly, 25% or more of the total value of the outstanding shares of other corporations, IRC will be treated as if it (i) held a proportionate share of the assets of these corporations and (ii) received directly a proportionate share of the income of these corporations. IRC believes that it has been since its inception, and continues to be, a PFIC.

If IRC is a PFIC, the U.S. federal income tax consequences to a U.S. Holder as a result of the exchange of IRC Common Shares for cash and/or Royal Gold Shares pursuant to the Arrangement will depend on whether the U.S. Holder has made an election to treat IRC and each subsidiary PFIC, if any, as a qualified electing fund (or “QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a

“Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Non-Electing U.S. Holders

Any gain recognized by a Non-Electing U.S. Holder on the exchange of its IRC Common Shares for cash and/or Royal Gold Shares pursuant to the Arrangement must be ratably allocated to each day in the Non-Electing U.S. Holder’s holding period for the IRC Common Shares. The amount of any gain allocated to prior years of the Non-Electing U.S. Holder’s holding period for the IRC Common Shares will be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each prior year, calculated as if the tax liability had been due in that prior year. A Non-Electing U.S. Holder that is not a corporation must treat any interest paid as personal interest, which is not deductible. The amount of any gain allocated to the current year of the Non-Electing U.S. Holder’s holding period for the IRC Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability.

U.S. Holders Who Have Made a Qualified Electing Fund Election

A U.S. Holder that has made, or is treated as having made, a valid and timely QEF Election generally will not be subject to the rules applicable to Non-Electing U.S. Holders discussed above. Rather, the U.S. Holder generally will be subject to the rules discussed above in the discussion titled “Certain United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders relating to the Arrangement — In General.” If a U.S. Holder has made a QEF Election but the QEF Election is not, or is not treated as being, a timely QEF Election, the rules applicable to Non-Electing U.S. Holders will apply to all years in the U.S. Holder’s holding period for which no QEF Election was made.

A U.S. Holder may make a QEF Election with respect to any taxable year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) for that year. A QEF Election will be timely if it is made with respect to the first taxable year during the U.S. Holder’s holding period during which IRC is a PFIC. A U.S. Holder who has not otherwise made a timely QEF Election may be treated as having made a timely QEF Election if, when making a QEF Election, the U.S. Holder also elects to make a “deemed sale election” to recognize gain (which generally will be taxed pursuant to the rules applicable to Non-Electing U.S. Holders as described above) as if the IRC Common Shares were sold on the qualification date. The “qualification date” is the first day of the first taxable year in which IRC was a QEF with respect to the U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if the U.S. Holder failed to file the QEF Election documents in a timely manner.

A U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on the U.S. Holder’s pro rata share of (i) the net capital gain of IRC, which will be taxed as long-term capital gain to the U.S. Holder, and (ii) and the ordinary earnings of IRC, which will be taxed as ordinary income to the U.S. Holder, regardless of whether these amounts are actually distributed to the U.S. Holder by IRC. A U.S. Holder’s adjusted tax basis in its IRC Common Shares will be increased to reflect taxed but undistributed net capital gains and ordinary earnings. Distributions of net capital gains and ordinary earnings that were previously taxed will result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in its IRC Common Shares and will not be taxed again on the distribution. A U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on these amounts, subject to an interest charge. If the U.S. Holder is not a corporation, any interest paid will be treated as personal interest, which is not deductible.

IRC will make available to U.S. Holders, upon their written request, all information and documentation that a U.S. Holder making a QEF Election with respect to IRC is required to obtain for U.S. federal income tax purposes.

U.S. Holders Who Have Made a Mark-to-Market Election

A U.S. Holder that has made a valid Mark-to-Market Election generally will not be subject to the rules applicable to Non-Electing U.S. Holders discussed above. A U.S. Holder may make a Mark-to-Market Election with respect to its IRC Common Shares by filing IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If a Mark-to-Market Election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s IRC Common Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in its IRC Common Shares. Similarly, the U.S. Holder deducts in each taxable year an amount equal to the lesser of (i) the excess, if any, of the U.S. Holder’s adjusted basis in its IRC Common Shares over the fair market value of the shares as of the close of the taxable year, or (ii) the excess, if any, of (A) the mark-to-market gains for the IRC Common Shares previously included in income by the U.S. Holder for prior tax years, over (B) the mark-to-market losses for the IRC Common Shares that were previously allowed as deductions for prior tax years (such excess, the “Unreversed Inclusions”). A U.S. Holder’s adjusted tax basis in its IRC Common Shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a Mark-to-Market Election.

Upon the disposition of the IRC Common Shares, a U.S. Holder that has made a valid Mark-to-Market Election will recognize gain or loss equal to the difference, if any, between (i) the amount of cash plus the fair market value of Royal Gold Shares (determined as of the Effective Date) received and (ii) the U.S. Holder’s tax basis in its IRC Common Shares surrendered in the Arrangement, adjusted as described above. Any gain recognized will be ordinary gain. Any loss recognized will be ordinary loss to the extent of the Unreversed Inclusions and thereafter generally will be capital gain or loss.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership of the IRC Common Shares and the Arrangement.

Tax Consequences Relating to Holding Royal Gold Shares

Distributions, if any, received with respect to the Royal Gold Shares out of Royal Gold’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income to U.S. holders. In the case of non-corporate U.S. Holders, dividend income currently is subject to tax at the same preferential rates (maximum rate of 15%) as net capital gains if certain requirements are satisfied. To the extent that the amount of any distribution exceeds Royal Gold’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, and any excess will be treated as capital gain.

Generally, a U.S. holder will recognize gain or loss on any sale, exchange or other disposition of the Royal Gold Shares equal to the difference between the U.S. Holder’s adjusted tax basis in the Royal Gold Shares and the amount realized from the sale, exchange or other disposition. Gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period is more than one year. In the case of non-corporate U.S. Holders, any long-term capital gain will generally be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of losses may be subject to limitations.

Tax Consequences to Non-U.S. Holders Relating to the Arrangement

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of IRC Common Shares other than a U.S. Holder.

Tax Consequences Arising from the Exchange of IRC Common Shares

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on the gain (if any) realized on the exchange of IRC Common Shares for cash and/or Royal Gold Shares or Exchangeable Shares and Ancillary Rights unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

If a Non-U.S. Holder falls under clause (i) above, the Non-U.S. Holder generally will be subject to the rules discussed above in the discussion titled “Certain United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders relating to the Arrangement — In General.” If an individual Non-U.S. Holder falls under clause (ii) above, the individual generally will be subject to a flat 30% (or lower applicable treaty rate) tax on the gain derived from a sale, which may be offset by certain United States capital losses. Individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which the Arrangement is consummated are urged to consult their tax advisors as to the tax consequences of the Arrangement. In addition, if a corporate Non-U.S. Holder falls under clause (i) above, it may be subject to an additional branch profits tax on effectively connected income at a 30% rate (or lower applicable treaty rate).

Tax Consequences Arising from Holding Royal Gold Shares or Exchangeable Shares

Receipt of Distributions on Royal Gold Shares

Dividends received by a Non-U.S. Holder with respect to Royal Gold Shares will be subject to U.S. withholding tax at a rate of 30% (or lower applicable treaty rate). In addition, a Non-U.S. Holder will be taxed in the same manner as a U.S. Holder on dividends received that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business or, if required by an applicable treaty attributable to a permanent establishment by the Non-U.S. Holder, in the United States.

In addition, a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate (or lower applicable treaty rate) on dividend income that is effectively connected with a U.S. trade or business.

Receipt of Distributions on Exchangeable Shares

There is no direct authority addressing the proper characterization and treatment of instruments with characteristics similar to the Exchangeable Shares and the Ancillary Rights for U.S. federal income tax purposes. IRC, Canco and Royal Gold intend to take the position that the Exchangeable Shares constitute stock of Canco and not as Royal Gold Shares for U.S. federal income tax purposes. However, our determination as to the characterization of the Exchangeable Shares is not binding upon the IRS or the courts and there is no assurance that the Exchangeable Shares would not be treated as Royal Gold Shares rather than as stock of Canco. IRC, Canco, and Royal Gold have not requested, nor do they intend to request, an opinion from United States legal counsel or a ruling from the IRS regarding the U.S. federal income tax classification of the Exchangeable Shares.

Assuming that the Exchangeable Shares are treated as shares of Canco for U.S. federal income tax purposes, rather than Royal Gold Shares, and that dividends paid on Canco shares do not constitute U.S. source income, dividends received by a Non-U.S. Holder with respect to the Exchangeable Shares should not be subject to U.S. withholding tax. Based on these assumptions, neither Canco nor Royal Gold intends to withhold any U.S. tax from any dividends paid with respect to the Exchangeable Shares. However, a Non-U.S. Holder will be taxed in the United States on the receipt of dividends in the same manner as a U.S. Holder if the Non-U.S. Holder has an office or other fixed place of business within the United States to which the dividend is attributable and the dividend is derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation the principal business of which is trading stock or securities for its account (unless otherwise provided in an applicable treaty).

Dispositions of Royal Gold Shares or Exchangeable Shares

Subject to the rules discussed below, a Non-U.S. Holder will not be subject to U.S. federal income tax on the gain (if any) realized on the sale or exchange of Royal Gold Shares or Exchangeable Shares, unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, if required by an applicable treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise or (iii) Royal Gold is or has been a “U.S. real property holding corporation,” or “USRPHC,” as defined for United States federal income tax purposes. Generally, a U.S. corporation is a USRPHC if at least 50% of the fair market value of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in applicable Treasury Regulations) consists of “U.S. real property interests.” Because Royal Gold owns substantial royalty interests in natural resources assets in the United States, it is possible that it is, or may become, a USRPHC. Notwithstanding the foregoing, so long as the common stock of Royal Gold is regularly traded on an established securities market, under applicable Treasury regulations, Non-U.S. Holders who have never beneficially owned more than 5% of the common stock of Royal Gold generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or redemption of common stock solely because Royal Gold is or has been a USRPHC.

If a Non-U.S. Holder falls under clause (i) or (iii) above, the Non-U.S. Holder generally will be subject to the rules discussed above in the discussion titled “Certain United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders relating to the Arrangement — In General” and, in the case of (iii) above, generally will be subject to a 10% withholding tax applied to the gross proceeds received. Any amount withheld may be applied as a credit against the Non-U.S. Holder’s United States federal income tax liability. If an individual Non-U.S. Holder falls under clause (ii) above, the individual generally will be subject to a flat 30% (or lower applicable treaty rate) tax on the gain derived from a sale, which may be offset by certain United States capital losses. Individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of Royal Gold Shares are urged to consult their tax advisors as to the tax consequences of the sale. In addition, if a corporate Non-U.S. Holder falls under clause (i) above, it may be subject to an additional branch profits tax on effectively connected income at a 30% rate (or lower applicable treaty rate).

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the Royal Gold Shares or Exchangeable Shares and the proceeds from a sale or other disposition of shares. Holders of shares of Royal Gold

Shares or Exchangeable Shares may be subject to U.S. backup withholding tax on these payments (at the current rate of 28%) if they fail to provide their taxpayer identification numbers to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. EACH SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES RELATING TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

RISK FACTORS RELATING TO THE ARRANGEMENT

The following risk factors should be considered by IRC Securityholders in evaluating whether to approve the Arrangement Resolution. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular. These risk factors relate to the Arrangement. For information on risks and uncertainties relating to the business of Royal Gold, the Royal Gold Shares and Exchangeable Shares, see “Risk Factors” in Appendix C — “Information Relating to Royal Gold and Canco”.

Because the market price of Royal Gold Shares and IRC Common Shares will fluctuate and the exchange ratio is fixed, IRC Shareholders cannot be certain of the market value of the Royal Gold Shares and/or Exchangeable Shares they will receive for their IRC Common Shares under the Arrangement.

The exchange ratio is fixed and will not increase or decrease due to fluctuations in the market price of Royal Gold Shares or IRC Common Shares. The market price of Royal Gold Shares or IRC Common Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, as a result of competing bids to acquire the outstanding IRC Common Shares, such as the Franco-Nevada Offer and any variation of such offer, the differences between Royal Gold’s and IRC’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Royal Gold Shares and/or Exchangeable Shares that holders of IRC Common Shares may receive on the Effective Date. There can be no assurance that the market value of the Royal Gold Shares and/or Exchangeable Shares that the holders of IRC Common Shares may receive on the Effective Date will equal or exceed the market value of the IRC Common Shares held by such Shareholders prior to the Effective Date. Similarly, there can be no assurance that the trading price of Royal Gold Shares will not decline following the completion of the Arrangement.

Appreciation of the Canadian dollar relative to the United States dollar could adversely affect the amount of Cash Consideration, expressed in Canadian Dollars, and the amount of Royal Gold Share Consideration and Exchangeable Share Consideration, received by IRC Shareholders.

The Cash Consideration per IRC Common Share available to IRC Shareholders is expressed in Canadian dollars; however, the maximum amount of cash available to IRC Shareholders under the Arrangement is expressed in United States dollars. Accordingly, in the event of pro-ration, if the value of the Canadian dollar relative to the United States dollar on the business day immediately before the Effective Date has appreciated as compared to such relative value on December 14, 2009, IRC Shareholders will receive less Cash Consideration, expressed in Canadian dollars, then they otherwise would. In addition, if the value of the Canadian dollar relative to the United States dollar appreciates, IRC Shareholders might also receive less Royal Gold Share Consideration and Exchangeable Share Consideration than they otherwise would. See “The Arrangement — Election Procedure and Pro-ration” and Appendix II of the Plan of Arrangement which forms part of Appendix E of this Circular.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the market price of the IRC Common Shares.

The Arrangement is subject to certain conditions that may be outside the control of IRC, including, without limitation, the receipt of the Final Order and approval under the IRC Indenture. There can be no certainty, nor can IRC provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the IRC Common Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. See “Market Prices and Trading Volumes of IRC Common Shares and Royal Gold Shares”. If the Arrangement is not completed and the IRC Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay consideration for the IRC Common Shares that is equivalent to, or more attractive than, the consideration payable pursuant to the Arrangement.

The Arrangement Agreement may be terminated by Royal Gold on certain conditions in the event of a change having a Materially Adverse effect on IRC.

Royal Gold has the right in certain circumstances to terminate the Arrangement Agreement in the event of a change having a Materially Adverse effect on IRC. Although the Arrangement Agreement excludes certain events, circumstances and states of fact beyond the control of IRC that do not constitute a change that is Materially Adverse, there can be no assurance that a change having a Materially Adverse effect on IRC will not occur prior to the Effective Date, in which case Royal Gold could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. See “The Arrangement Agreement — Termination”.

Royal Gold and IRC may not integrate successfully.

The Arrangement will involve the integration of companies that previously operated independently. As a result, the combination will present challenges to management, including the integration of the operations, systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention and the loss of key employees.

The difficulties Royal Gold’s management encounters in the transition and integration processes could have an adverse effect on the revenues, level of expenses and operating results of the combined company. As a result of these factors, it is possible that any benefits expected from the combination will not be realized.

Uncertainty surrounding the Arrangement could adversely affect IRC’s retention of strategic partners and personnel and could negatively impact IRC’s future business and operations.

Because the Arrangement is dependent upon satisfaction of certain conditions, its completion is subject to uncertainty. In response to this uncertainty, IRC’s strategic partners may delay or defer decisions concerning IRC. Any delay or deferral of those decisions by strategic partners could have a material adverse effect on the business and operations of IRC, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective employees of IRC may experience uncertainty about their future roles with Royal Gold until Royal Gold’s strategies with respect to IRC are announced and executed. This may adversely affect IRC’s ability to attract or retain key management in the period until the Arrangement is completed.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire IRC.

Under the Arrangement Agreement, IRC would be required to pay a Termination Fee of US$32 million in the event the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire IRC Common Shares, even if those parties would otherwise be willing to offer greater value to IRC Shareholders than that offered by Royal Gold under the Arrangement.

In certain circumstances, if the Arrangement Agreement is terminated without any payment of the Termination Fee, IRC may be required to reimburse Royal Gold for expenses.

Provided that neither Royal Gold nor Canco is in breach of or has failed to perform any of its representations, warranties covenants or agreements set forth in the Arrangement Agreement, where such breach or failure would render Royal Gold and Canco incapable of consummating the transactions contemplated by the Arrangement Agreement, if either IRC or Royal Gold terminates the Arrangement Agreement as a result of IRC Securityholders not casting (or not causing to be cast) sufficient votes at the Meeting to permit completion of the Arrangement, IRC must pay Royal Gold’s reasonable and documented out-of-pocket expenses incurred in connection with the Arrangement Agreement (excluding any fees of financial advisors) to a maximum of US$5 million (the “Expenses”). See “The Arrangement Agreement — Termination Fee and Reimbursement of Expenses”.

Even if the Arrangement Agreement is terminated without payment of the Termination Fee, IRC may, in future, be required to pay the Termination Fee in certain circumstances.

Under the Arrangement Agreement, IRC must pay an amount equal to the Termination Fee (less Expenses previously paid) to Royal Gold in certain circumstances if: (a) neither Royal Gold nor Canco is in breach of or has failed to perform any of its representations, warranties, covenants or agreements set forth in the Arrangement Agreement, where such breach or failure would render Royal Gold and Canco incapable of consummating the transactions contemplated by the Arrangement, (b) either IRC or Royal Gold terminates the Arrangement Agreement as a result of IRC Securityholders not casting (or not causing to be cast) sufficient votes at the Meeting to permit completion of the Arrangement, and (c) prior to the time of the Meeting, a bona fide written Acquisition Proposal involving the acquisition of a majority of shares or assets of IRC was publicly announced and was not withdrawn, and at any time within the six months after the date of termination of the Arrangement Agreement, IRC approves, recommends, accepts, enters into any agreement, undertaking or arrangement in respect of, or consummates such an Acquisition Proposal, then IRC must pay (or cause to be paid) to Royal Gold an additional cash amount equal to the difference between the Termination Fee and the Expenses. Accordingly, if the Arrangement is not consummated and the Arrangement Agreement is terminated, IRC may not be able to consummate another Acquisition Proposal that would otherwise provide greater value to IRC Shareholders without paying the Termination Fee. See “The Arrangement Agreement — Termination Fee and Reimbursement of Expenses”.

IRC SECURED DEBENTURES

On February 22, 2005, IRC issued 60 IRC Secured Debentures, with a principal amount of C$500,000 each, pursuant to the IRC Indenture. Each IRC Secured Debenture matures on February 22, 2011, and bears interest at the rate of 5.5% per annum, payable semi-annually, on February 28 and August 31. The holders of IRC Secured Debentures have the benefit of certain covenants of IRC and of Archean which, among other things and subject to certain exceptions, restrict the ability of IRC and Archean to incur and to permit or authorize Voisey’s Bay Holding Corporation or Labrador Nickel Royalty Limited Partnership to incur certain additional indebtedness, create liens on certain assets and dispose of certain assets. Each of Archean, Voisey’s Bay Holding Corporation, CMP, 4495152 Canada Inc. and 4324421 Canada Inc. has guaranteed the payment of principal and interest on the IRC Secured Debentures and the performance by IRC of its other payment obligations under the IRC Indenture. The obligations of IRC under the IRC Indenture are secured by a general security agreement over all of the assets of IRC relating to the Voisey’s Bay Royalty and the obligations of Archean, Voisey’s Bay Holding Corporation, CMP, 4495152 Canada Inc. and 4324421 Canada Inc. under their respective guarantees are secured by general security agreements and, as applicable, share pledge agreements in respect of certain of their respective assets.

The IRC Indenture limits IRC from participating in certain reorganization transactions. Under the Arrangement Agreement, IRC has agreed that, prior to the Effective Time, IRC shall use its commercially reasonable efforts to obtain the approval of the Debentureholders (as defined in the IRC Indenture) under the IRC Indenture to the consummation of the Arrangement and to deliver to the Trustee (as defined in the IRC Indenture) any documentation required under the terms of the IRC Indenture in connection with seeking such approval. In addition, the Arrangement Agreement includes a condition in favour of Royal Gold and Canco that the Debentureholders shall have provided approval under the IRC Indenture to the consummation of the Arrangement and that no event of default shall have occurred under the IRC Indenture prior to, or be occurring as of, the Effective Time. IRC is seeking approval from Debentureholders by way of Extraordinary Resolution (as defined in the IRC Indenture) to amend the IRC Indenture to expressly exclude the Arrangement from the class of reorganization transactions for which the limitations would apply.

INFORMATION RELATING TO IRC

IRC was incorporated under the Business Corporations Act (Yukon) on May 7, 2003 by registration of its articles of incorporation with the Yukon Department of Community Services Consumer and Safety Services, Corporate Affairs. On November 12, 2004, IRC was continued under the CBCA. IRC’s head office is located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA 80112 and the registered office of IRC is located at 3400 First Canadian Centre, 7th Avenue SW, Calgary, Alberta, Canada, T2P 3N9.

IRC has acquired a royalty portfolio diversified over five continents and fifteen countries, including seventeen different commodities. The portfolio includes royalties on forty-six exploration stage properties, nineteen in the feasibility stage, eight in the development stage, and twelve currently in production (including two placed on care and maintenance by the operator). Economically, the primary minerals in the portfolio are nickel, copper, gold and cobalt.

Recent Developments

The following significant developments of IRC have occurred since January 1, 2009 in addition to the Arrangement.

First Copper Production at Las Cruces

On June 4, 2009, IRC reported that Inmet Mining Corporation announced that the first copper cathodes had been produced at the Las Cruces project in Spain. IRC owns a 1.5% NSR royalty on the Las Cruces project. Assuming a spot copper price of US$2.25/lb, the Las Cruces royalty is anticipated to generate approximately US$5,400,000 in annual royalty revenues to IRC.

Acquisition of Johnson Camp Royalty

On March 31, 2009, IRC acquired a 2.5% NSR royalty on Nord Resources Corporation’s producing Johnson Camp copper mine located in Cochise County, Arizona for US$5 million. Production of copper from mining at Johnson Camp commenced in January 2009. Assuming a spot copper price of US$2.25/lb, the Johnson Camp royalty is anticipated to generate approximately US$1,400,000 in annual royalty revenues to IRC.

Restructuring of Certain Royalties

On April 9, 2009, IRC acquired all of the outstanding common shares of McWatters representing a 45% voting interest. A class of voting preferred shares created under a plan of arrangement and issued to all former common shareholders of McWatters is entitled to 55% of the votes and an amount not exceeding C$1.0 million of cumulative dividends and redemption amounts over a five-year period. All income in excess of C$1.0 million will accrue to the common shares of McWatters, all of which are owned by IRC. The value of the future cash payments of US$708,000 has been recorded in other liabilities in the consolidated balance sheet of IRC using a discount rate of 12%. IRC has accounted for this transaction as a purchase of assets.

McWatters was reorganized effective on June 2, 2008, and pursuant to a proposal with its creditors, substantially all of its unsecured creditor claims were acquired by CFT Capital, Inc. The balance of such claims has been settled. At the date of acquisition, McWatters had remaining liabilities of C$7.3 million which will be payable out of 6.0% of available taxable income of McWatters. The value of the estimated future cash payments of US$3.3 million has been recorded in other liabilities in the consolidated balance sheet using a discount rate of 12%.

Also on April 9, 2009, McWatters completed an indirect US$160 million loan to CMP, a partnership completely owned by IRC. The loan has a five-year term, is unsecured and bears interest at an annual rate of 11%. The proceeds of the loan have been used by CMP to acquire certain royalty interests from IRC including the Pascua, Las Cruces, Avebury, Wolverine and Horizon royalties, as well as preferred shares in Archean, another company wholly owned by IRC. On July 31, 2008, CMP had acquired from an IRC subsidiary 89.99% interest in Labrador Nickel Royalty Limited Partnership, the entity owning the 3% NSR royalty on the Voisey’s Bay nickel-copper-cobalt operation. The transaction is intended to result in a more tax-effective ownership structure which places the assets and the resulting resource and other deductions in the entity earning the income derived from the Voisey’s Bay royalty.

Voisey’s Bay Royalty Payment Calculation

Since May 15, 2006, IRC has been receiving quarterly royalty payments from the Voisey’s Bay royalty. IRC’s analysis of these royalty payments revealed three factors that caused the actual royalty calculations to differ from its initial projections. These factors include: higher smelter and refining costs than originally anticipated, a difference in the interpretation of the royalty contract and calculation, and significantly higher commodity prices than those used in the original projections. Depending on the commodity price at the time, the effect of the first two factors has resulted in a shortfall of 15% to 20% compared to initial projections. Since May 2006, IRC has continued to seek additional information and clarification from the operator with respect to some aspects of the Voisey’s Bay royalty calculation. IRC has continued to seek additional information from the operator and has filed a claim against the operator in the Supreme Court of Newfoundland and Labrador. Employees of the mine operator, Vale Inco Ltd. (“Vale”), have been on strike at the Voisey’s Bay operation since August 1, 2009. The employees and Vale are in mediated talks. The Voisey’s Bay operation is currently on care and maintenance.

Financing

On July 24, 2009 IRC completed a bought deal short form prospectus financing of 16,215,000 IRC Common Shares at C$3.55 per IRC Common Share for aggregate gross proceeds of C$57,563,250.

Description of Capital Structure

The authorized share capital of IRC consists of an unlimited number of IRC Common Shares of which 94,802,023 IRC Common Shares are outstanding as of January 14, 2010. There are no special rights or restrictions of any nature attached to the IRC Common Shares. All IRC Common Shares rank equally as to dividends, voting powers and participation in assets or liquidation. Each IRC Common Share carries the right to one vote at all meetings of IRC Shareholders.

Dividends

Payment of dividends on the IRC Common Shares is within the discretion of the IRC Board. Future dividends will be dependent upon IRC’s future earnings, its acquisition capital requirements, financial state, and other relevant factors. The IRC Board declared a dividend on August 13, 2009 of US$0.02 per IRC Common Share. The dividend was payable on or about September 28, 2009. Under the IRC Indenture governing the IRC Secured Debentures, there are certain limitations and restrictions on the payment of dividends and corporate distributions. There can be no assurance that IRC will be able to maintain its current dividend payment.

IRC Rights Plan

IRC has established the IRC Rights Plan to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over bid for IRC. The IRC Rights Plan is designed to prevent the use of coercive and/or abusive takeover techniques and to encourage a potential acquiror to negotiate directly with the IRC Board for the benefit of all shareholders. In addition, the IRC Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of IRC. Nevertheless, the IRC Rights Plan could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control.

The IRC Rights Plan is triggered when a person acquires beneficial ownership of 20% or more of the outstanding IRC Common Shares, other than under certain conditions. The purpose of the IRC Rights Plan is to provide the IRC Board with time to review any unsolicited take-over bid that may be made and to take action, if appropriate, to enhance shareholder value. The IRC Rights Plan attempts to protect shareholders by requiring all potential bidders to comply with the conditions specified in the IRC Rights Plan, failing which such bidders are subject to the dilutive features of the IRC Rights Plan. By creating the potential for substantial dilution of a bidder’s position, the IRC Rights Plan encourages an offeror to proceed by way of the permitted bid mechanism set forth in the IRC Rights Plan or to approach the IRC Board with a view to a negotiation. Under the Arrangement, the IRC Rights Plan will be deemed to have been terminated (and all rights thereunder shall expire) at the Effective Time, at which time the Rights Plan will no longer be necessary to protect the interests of IRC Shareholders.

Previous Distributions

The following table sets forth the details of all distributions of IRC Common Shares during the five years preceding the date hereof:

		Aggregate Number
Date of	Description of	of IRC Common	Price Per IRC	Aggregate
Distribution	Transaction	Shares Issued	Common Share	Proceeds

February 22, 2005	Initial Public Offering	37,790,698	$4.30	$162,500,001
February 22, 2005	Private Placement	1,395,360	$4.30	$6,000,048
February 22, 2005	Archean Purchase	7,395,349	$4.30	$31,800,001	(1)
February 22, 2005	Other Purchases (BHP, Hecla, Hunter, Fawcett)	1,719,569	$4.30	$7,394,147	(1)
February 22, 2005	Conversion of Prior Financing	2,860,249	$4.30	$12,299,071
August 2005 — March 2007	Exercise of Warrants	444,048	$0.80	$355,239
August 2005 — March 2007	Exercise of Warrants	1,496,520	$3.00	$4,489,560
June 1, 2007	Exercise of Options	40,000	$4.30	$172,000
February 11, 2007	Exercise of Options	3,500	$4.30	$15,050
February 12, 2007	Unit Offering	8,334,000	$5.40	$45,003,600
April 2007 — June 2007	Exercise of Warrants from Unit Offering	688,000	$6.50	$4,472,000
July 2007 — September 2007	Exercise of Warrants from Unit Offering	63,630	$6.50	$413,595
November 5, 2007	Prospectus Offering	10,400,000	$6.30	$65,520,000
July 15, 2009	Prospectus Offering	14,100,000	$3.55	$50,055,000
July 24, 2009	Over-Allotment to Prospectus Offering	2,115,000	$3.55	$7,508,250
November 30, 2009	Exercise of Options	6,666	$1.50	$9,999

Note:

(1)	IRC Common Shares issued in satisfaction of purchase price in this amount.

Material Changes

Except as disclosed in this Circular, the directors and officers of IRC are not aware of any other information that indicates any material change in the affairs of IRC since September 30, 2009, the date of the last published unaudited interim financial statements of IRC.

IRC Documents Incorporated by Reference

The following documents filed by IRC with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in this Circular:

1.	the consolidated annual financial statements of IRC as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon; and

2.	the unaudited consolidated financial statements of IRC for the three and nine-month period ended September 30, 2009, together with the notes thereto.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or superseded form, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of IRC at 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA 80112. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

MARKET PRICES AND TRADING VOLUMES OF
IRC COMMON SHARES AND ROYAL GOLD SHARES

Trading Price and Volume of IRC Common Shares

The outstanding IRC Common Shares are listed for trading on the TSX and the AMEX under the symbols “IRC” and “ROY”, respectively.

The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the IRC Common Shares as reported on the TSX, according to Bloomberg.

	TSX
	Price Range (C$)
	High	Low	Volume

2009
January	2.18	1.65	2,609,975
February	2.37	1.75	2,619,858
March	2.74	1.91	4,862,107
April	2.97	2.42	2,378,137
May	4.20	2.81	5,441,660
June	4.35	3.58	7,834,557
July	3.99	3.18	4,026,963
August	4.19	3.56	1,666,901
September	4.85	3.86	2,596,454
October	4.68	3.97	1,632,154
November	4.60	3.99	2,381,169
December(1)	7.79	4.28	63,894,936
2010
January (up to January 15)	7.58	7.36	10,188,074

Note:

(1)	Franco-Nevada announced its intention to make the Franco-Nevada Offer on December 4, 2009. The closing price of IRC Common Shares on the TSX on December 3, 2009, the day prior to the announcement of the Franco-Nevada Offer was C$4.80. IRC announced the execution of the Arrangement Agreement prior to the opening of trading on December 18, 2009. The closing price of IRC Common Shares on the TSX on December 17, 2009, the day prior to the announcement of the execution of the Arrangement Agreement was C$7.32.

The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the IRC Common Shares as reported on the AMEX, according to Bloomberg.

	AMEX
	Price Range (US$)
	High	Low	Volume

2009
January	1.92	1.31	3,087,480
February	1.90	1.41	2,354,667
March	2.22	1.53	4,298,772
April	2.47	1.90	5,210,819
May	3.80	2.38	7,636,629
June	3.93	3.05	5,732,341
July	3.71	2.71	4,277,725
August	3.91	3.25	3,594,074
September	4.50	3.50	6,423,818
October	4.46	3.69	3,961,429
November	4.30	3.75	3,370,972
December(1)	7.36	4.05	17,372,679
2010
January (up to January 15)	7.38	7.03	3,359,497

Note:

(1)	Franco-Nevada announced its intention to make the Franco-Nevada Offer on December 4, 2009. The closing price of IRC Common Shares on the AMEX on December 3, 2009, the day prior to the announcement of the Franco-Nevada Offer was US$4.53. IRC announced the execution of the Arrangement Agreement prior to the opening of trading on December 18, 2009. The closing price of IRC Common Shares on the AMEX on December 17, 2009, the day prior to the announcement of the execution of the Arrangement Agreement was US$6.83.

Trading Price and Volume of Royal Gold Shares

The outstanding Royal Gold Shares are listed for trading on the TSX and NASDAQ under the symbols “RGL” and “RGLD”, respectively.

The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Royal Gold Shares as reported on the TSX, according to Bloomberg.

	TSX
	Price Range (C$)
	High	Low	Volume

2009
January	61.18	49.27	96,240
February	59.24	49.10	137,550
March	59.21	45.94	119,015
April	60.83	41.71	183,860
May	52.00	42.70	123,810
June	53.15	46.66	97,840
July	48.37	42.43	51,902
August	46.22	41.71	60,261
September	53.00	42.84	91,198
October	52.17	46.40	48,280
November	57.88	47.00	56,735
December	58.35	48.80	61,499
2010
January (up to January 15)	52.51	48.27	43,339

The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Royal Gold Shares as reported on NASDAQ, according to Bloomberg.

	NASDAQ
	Price Range (US$)
	High	Low	Volume

2009
January	49.81	39.51	16,442,452
February	48.37	39.24	14,927,788
March	46.99	35.76	15,634,589
April	48.69	34.16	31,975,233
May	47.48	35.73	17,252,456
June	47.93	40.70	19,413,183
July	43.00	37.35	13,757,532
August	43.09	38.04	10,519,873
September	49.35	38.57	19,296,451
October	49.71	42.90	16,690,518
November	55.55	43.23	15,704,075
December	55.96	46.12	13,896,361
2010
January (up to January 15)	50.98	46.75	3,984,263

EFFECT OF THE ARRANGEMENT ON MARKETS AND LISTINGS

If the Arrangement is completed, the IRC Common Shares will be de-listed from the TSX and AMEX. IRC will apply to cease to be a reporting issuer (or the equivalent) in all jurisdictions in Canada in which it is a reporting issuer (or the equivalent) and will suspend its reporting obligations in the United States under Sections 13(a) and 15(d) of the Securities Exchange Act.

As discussed above, Royal Gold will apply to list the Royal Gold Shares issuable by Royal Gold under the Arrangement (including upon the exchange of the Exchangeable Shares for Royal Gold Shares) on NASDAQ and the TSX. Royal Gold will also apply to list the Exchangeable Shares issuable by Canco under the Arrangement on the TSX (which listing is subject to Canco fulfilling all of the requirements of the TSX, including distribution of the Exchangeable Shares to a minimum number of public shareholders).

RIGHTS OF DISSENTING IRC SHAREHOLDERS

The Interim Order expressly provides registered holders of IRC Common Shares with the right to dissent with respect to the Arrangement. As a result, any Dissenting IRC Shareholder is entitled to be paid the fair value (determined as of the Exchange Time) of all, but not less than all, of the shares of the same class beneficially held by it in accordance with Section 190 of the CBCA, if the shareholder dissents with respect to the Arrangement and the Arrangement becomes effective. It is a condition to completion of the Arrangement in favour of Royal Gold and Canco that there shall not have been delivered and not withdrawn notices of dissent with respect to the Arrangement in respect of more than 15% of the IRC Common Shares.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a registered IRC Shareholder may only exercise the dissent rights under Section 190 of the CBCA (as modified by the Plan of Arrangement and the Interim Order) in respect of IRC Common Shares that are registered in that IRC Shareholder’s name.

In many cases, IRC Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either (a) in the name of an intermediary (“Intermediary”) that the Non-Registered Holder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depository, such as CDS, of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise his or her rights of dissent directly (unless the shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise rights of dissent should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its IRC Common Shares and either (i) instruct the Intermediary to exercise the rights of dissent on the Non-Registered Holder’s behalf (which, if the IRC Common Shares are registered in the name of CDS or any other clearing agency, may require that such IRC Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such IRC Common Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the rights of dissent directly.

The execution or exercise of a proxy does not constitute a written objection for purposes of the right to dissent under the CBCA.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by an IRC Shareholder seeking to exercise dissent rights with respect to the Arrangement Resolutions as provided in the Interim Order. Section 190 of the CBCA, which will be relevant to any dissent proceedings is set forth in its entirety in Appendix I.

The Interim Order and the CBCA require adherence to the procedures established therein and failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each IRC Shareholder who might desire to exercise rights of dissent should carefully consider and comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order, and consult its legal advisors.

Notwithstanding subsection 190(5) of the CBCA (pursuant to which a written objection may be provided at or prior to the Meeting), a Dissenting IRC Shareholder who seeks payment of the fair value of its IRC Common Shares is required to deliver a written objection to the Arrangement Resolution to IRC by 4:30 p.m. (Toronto time) on the business day preceding the Meeting (or, if the Meeting is postponed or adjourned, the business day preceding the date of the reconvened or postponed Meeting). IRC’s address for such purpose is 10 Inverness Drive East, Suite 104, Englewood, Colorado, United States, 80112. A vote against the Arrangement Resolution or a withholding of votes does not constitute a written objection. Within 10 days after the Arrangement Resolution is approved by the IRC Securityholders, IRC must so notify the Dissenting IRC Shareholder (unless such shareholder voted for the Arrangement Resolution or has withdrawn its objection) who is then required, within 20 days after receipt of such notice (or, if such IRC Shareholder does not receive such notice, within 20 days after learning of the approval of the Arrangement Resolution), to send to IRC a written notice containing its name and address, the number and class of shares in respect of which the IRC Shareholder dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to IRC or its transfer agent the appropriate share certificate or certificates.

A Dissenting IRC Shareholder who fails to send to IRC, within the appropriate time frame, a written objection, demand for payment and certificates representing the shares in respect of which the shareholder dissents forfeits the right to make a claim under Section 190 of the CBCA as modified by the Interim Order. The transfer agent of IRC will endorse on the share certificates received from a Dissenting IRC Shareholder a notice that the holder is a Dissenting IRC Shareholder and will forthwith return the certificates to the Dissenting IRC Shareholder.

On sending a demand for payment to IRC, a Dissenting IRC Shareholder ceases to have any rights as an IRC Shareholder other than the right to be paid the fair value of such holder’s IRC Common Shares, notwithstanding anything to the contrary contained in Section 190 of the CBCA, which fair value shall be determined as of the Exchange Time, except where:

(a)	the Dissenting IRC Shareholder withdraws the demand for payment before IRC makes an offer to the Dissenting IRC Shareholder pursuant to the CBCA,

(b)	IRC fails to make an offer as hereinafter described and the Dissenting IRC Shareholder withdraws the demand for payment, or

(c)	the proposal contemplated in the Arrangement Resolution does not proceed,

in which case the rights as an IRC Shareholder will be reinstated as of the date the Dissenting IRC Shareholder sent the demand for payment.

IRC Shareholders who duly exercise their dissent rights and who:

(a)	ultimately are determined to be entitled to be paid fair value for their IRC Common Shares, which fair value, notwithstanding anything to the contrary contained in Section 190 of the CBCA, shall be determined as of the Exchange Time, shall be deemed to have transferred those IRC Common Shares as of the Exchange Time at the fair value of the IRC Common Shares determined as of the Exchange Time, without any further act or formality and free and clear of all liens and claims, to Canco; or

(b)	ultimately are determined not to be entitled, for any reason, to be paid fair value for their IRC Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a holder of IRC Common Shares who has not exercised dissent rights and shall be deemed to have elected to receive, and shall receive, the consideration provided in Section 2.3(d) of the Plan of Arrangement, but, for greater certainty, in no case shall IRC, Canco, Royal Gold or the Depositary be required to recognize Dissenting IRC Shareholders as IRC Shareholders at and after the Exchange Time, and the names of Dissenting IRC Shareholders shall be deleted from the register of IRC Shareholders as of the Exchange Time.

If the Plan of Arrangement becomes effective, IRC will be required to send, not later than the seventh day after the later of (i) the Effective Date or (ii) the day the demand for payment is received, to each Dissenting IRC Shareholder whose demand for payment has been received, a written offer to pay for such Dissenting IRC Shareholder’s shares such amount as the IRC Board considers fair value thereof accompanied by a statement showing how the fair value was determined.

IRC must pay for the shares of a Dissenting IRC Shareholder within ten days after an offer made as described above has been accepted by a Dissenting IRC Shareholder, but any such offer lapses if IRC does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted, IRC may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court of competent jurisdiction to fix the fair value of such shares. There is no obligation of IRC to apply to the court. If IRC fails to make such an application, a Dissenting IRC Shareholder has the right to so apply within a further 20 days. A Dissenting IRC Shareholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting IRC Shareholders whose IRC Common Shares have not been purchased by IRC will be joined as parties and be bound by the decision of the court, and IRC will be required to notify each Dissenting IRC Shareholder of the date, place and consequences of the application and of the right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting IRC Shareholder who should be joined as a party, and the court will then fix a fair value for the shares of all Dissenting IRC Shareholders who have not accepted an offer to pay. The final order of a court will be rendered against IRC in favour of each Dissenting IRC Shareholder and for the amount of the Dissenting IRC Shareholder’s shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting IRC Shareholder from the Effective Date until the date of payment.

IRC has been advised in writing by Royal Gold that in the event that “more than a modest number of IRC Shareholders” exercise rights of dissent with respect to the Arrangement Resolution, Royal Gold intends to ask the Court to clarify that Royal Gold, indirectly through IRC, will be entitled to make payment to Dissenting IRC Shareholders in the same manner as IRC Shareholders will be paid under the Plan of Arrangement. At this time, IRC does not intend to support Royal Gold’s request.

Registered IRC Shareholders who are considering exercising dissent rights should be aware that there can be no assurance that the fair value of their IRC Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration offered under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting IRC Shareholder of consideration for such shareholder’s IRC Common Shares.

Under the CBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the dissent rights as provided for in the Plan of Arrangement and the Interim Order. In any case, it is not anticipated that additional IRC Securityholder approval would be sought for any such variation.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting IRC Shareholder who seeks payment of fair value of the Dissenting IRC Shareholder’s IRC Common Shares. Section 190 of the CBCA (as modified by the Plan of Arrangement and the Interim Order) requires strict adherence to the procedures established therein and failure to do so may result in a loss of a Dissenting IRC Shareholder’s dissent rights. Accordingly, each Dissenting IRC Shareholder who desires to exercise dissent rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix I to this Circular, as modified by the Plan of Arrangement and the Interim Order, or should consult with such Dissenting IRC Shareholder’s legal advisor.

LEGAL MATTERS

Legal matters in relation to the Arrangement will be reviewed and passed upon by Fasken Martineau DuMoulin LLP on behalf of IRC and by McCarthy Tétrault LLP on behalf of Royal Gold. As at the date of this Circular, partners and associates of Fasken Martineau DuMoulin LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of IRC, Royal Gold and their respective associates and affiliates. As at the date of this Circular, partners and associates of McCarthy Tétrault LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of IRC, Royal Gold and their respective associates and affiliates. U.S. legal matters in relation to the Arrangement will be reviewed and passed upon by Perkins Coie LLP on behalf of IRC and by Hogan & Hartson LLP on behalf of Royal Gold.

OWNERSHIP OF SECURITIES OF IRC AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of IRC consists of an unlimited number of IRC Common Shares. As of January 14, 2010, 94,802,023 IRC Common Shares were issued and outstanding. Each IRC Common Share entitles the holder thereof to one vote at all meetings of Shareholders. In addition, as of January 14, 2010, there were 5,863,834 IRC Options, each IRC Option being exerciseable for one IRC Common Share. At the Meeting, each IRC Option entitles the holder thereof to one vote at the Meeting solely with respect to the special resolution included in the Arrangement Resolution that is to be voted on by the IRC Shareholders and IRC Optionholders voting together as a single class.

The IRC Board has fixed the close of business on January 14, 2010 as the Record Date for the purpose of determining the IRC Shareholders and IRC Optionholders entitled to receive notice of the Meeting, but the failure of any IRC Shareholder or IRC Optionholder who was an IRC Shareholder or IRC Optionholder on the Record Date to receive notice of the Meeting does not deprive the IRC Shareholder or IRC Optionholder of the right to vote at the Meeting.

Other than as set out in the table below, to the knowledge of IRC and its directors and officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding IRC Common Shares as of January 15, 2010.

The names of the directors and officers of IRC, the positions held by them with IRC and the designation, percentage of class and number of outstanding securities of IRC beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of IRC Beneficially Owned, Directly or Indirectly
		or over which Control or Direction is Exercised(1)
				% IRC
		IRC Common		Common Shares		% IRC Options
Name	Position with IRC	Shares		Outstanding(2)	IRC Options	Outstanding

Douglas B. Silver	Chairman and Chief	824,500		*	1,478,600	25.22
	Executive Officer and Director
Ray W. Jenner	Chief Financial	—		—	396,200	6.76
	Officer and Secretary
Paul H. Zink	President and Director	43,000	(3)	*	171,200	2.92
James A. Lydic	Vice President,	3,500		*	160,000	2.73
	Business Development
David R. Hammond	Vice President,	103,000		*	278,000	4.74
	Strategic Planning
Douglas J. Hurst	Director	397,101		*	828,000	14.12
Robert W. Schafer	Director	149,316		*	250,000	4.26
Gordon J. Fretwell	Director	380,000		*	250,000	4.26
Rene G. Carrier	Director	200,000		*	250,000	4.26
Christopher Daly	Director	8,000		*	360,000	6.14
Gordon J. Bogden	Director	15,000		*	—	—
Christopher L. Verbiski(4)	Director	11,436,549	(5)	12.08	—	—

Notes:

(1)	The information as to securities of IRC beneficially owned or over which control or direction is exercised, not being within the knowledge of IRC, has been furnished by the respective directors and officers.

(2)	“*” indicates that the number of IRC Common Shares indicated in the column represents less than 1% of the issued and outstanding IRC Common Shares.

(3)	Mr. Zink’s spouse beneficially owns 3,000 IRC Common Shares, representing less than 1% of the issued and outstanding IRC Common Shares, which are not subject to the Voting Agreements.

(4)	Mr. Verbiski’s spouse beneficially owns 4,651 IRC Common Shares, representing less than 1% of the issued and outstanding IRC Common Shares.

(5)	Includes 3,111,200 IRC Common Shares beneficially owned by Coordinates Capital Corporation, a corporation controlled by Mr. Verbiski.

Other than as disclosed in the table above, to the knowledge of the directors and officers of IRC, after reasonable enquiry, no associate or affiliate of IRC, nor any insider of IRC (other than a director or officer of IRC as disclosed above), nor any associate or affiliate of an insider of IRC, nor any person or company acting jointly or in concert with IRC beneficially owns or exercises control or direction over any IRC Common Shares as of the date of this Circular.

GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

Time, Date and Place

The Meeting will be held at The Inverness Hotel and Conference Center, Evergreen Room, 200 Inverness Drive West, Englewood, Colorado, USA 80112 on February 16, 2010 at 9:00 am. (Mountain Standard Time).

Solicitation of Proxies

This Circular is provided in connection with the solicitation by the management of IRC of proxies to be used at the Meeting. The solicitation of proxies will be primarily by mail but proxies may be solicited personally or by telephone by directors, officers or regular employees of IRC. Georgeson will be acting as soliciting agent for IRC to solicit proxies for the Meeting, for a fee of up to a maximum of approximately C$55,000, exclusive of certain services and applicable taxes. IRC will reimburse Georgeson for their reasonable fees and disbursements in this regard. IRC will bear all costs of this solicitation.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are directors or officers of IRC. An IRC Securityholder has the right to appoint as his or her proxyholder a person (who need not be an IRC Securityholder) to attend and to act on his, her or its behalf at the Meeting other than the persons designated in the form of proxy accompanying this Circular. An IRC Securityholder may do so by inserting the name of such other person in the blank space provided in the applicable proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy to IRC’s registrar and transfer agent, CIBC Mellon. For postal delivery, the completed proxy should be mailed by using the envelope as provided. To deliver by facsimile, please send the proxy to the Proxy Department of CIBC Mellon at (416) 368-2502. The completed proxy may also be delivered in person to CIBC Mellon at 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6. Proxies delivered to CIBC Mellon must be received by not later than 4:30 p.m. (Toronto time) on February 12, 2010, or if the Meeting is adjourned or postponed, prior to 4:30 p.m. (Toronto time) on the day (other than a Saturday, Sunday or any other holiday in Toronto, Ontario) preceding the date to which the Meeting is adjourned or postponed.

An IRC Securityholder should use the enclosed form of proxy (printed on blue paper).

Revocation of Proxy

An IRC Securityholder executing the enclosed form of proxy has the right to revoke it under subsection 148(4) of the CBCA. An IRC Securityholder may revoke a proxy by depositing an instrument in writing executed by him, her, or it or by his, hers or its attorney authorized in writing, at the registered office of IRC at any time up to and including the last day (other than a Saturday, Sunday or any other holiday in Toronto, Ontario) preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, or in any other manner permitted by law.

Exercise of Proxy

The IRC Common Shares and/or IRC Options represented by the proxy will be voted for or against in accordance with the instructions of the IRC Securityholder on any vote that may be called for and, if the IRC Securityholder specifies a choice with respect to any matter to be acted upon at the Meeting, IRC Common Shares and/or IRC Options represented by properly executed proxies will be voted accordingly.

In the absence of any instructions to the contrary, the IRC Common Shares and IRC Options represented by proxies received by management will be voted FOR the approval of the Arrangement Resolution as described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matter identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof. At the date of this Circular, management of IRC knows of no such amendments, variations or other matters to come before the Meeting other than the matter referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

Explanation of Voting Rights for Beneficial Owners of IRC Common Shares

Only registered IRC Shareholders or the persons they designate as their proxies are authorized to attend and vote at the Meeting. However, in many cases, the IRC Common Shares that are beneficially owned by a non-registered IRC Shareholder are registered either:

(a)	in the name of an intermediary with whom the non-registered IRC Shareholder deals with respect to his or her shares, such as a bank, trust corporation, stockbroker, or trustee or manager of a registered retirement savings plan, registered retirement savings fund, registered education savings plan or similar self-administered plan; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services), of which the intermediary is a member.

In accordance with the requirements of NI 54-101, IRC sent copies of the Notice of Special Meeting, this Circular, the Letter of Transmittal and Election Form and the proxy form (collectively, the “documents related to the Meeting”) to the clearing agencies and intermediaries who were thereafter required to send them to non-registered IRC Shareholders.

The intermediaries are required to send the documents related to the Meeting to non-registered IRC Shareholders unless any such non-registered IRC Shareholder has waived the right to receive them. The intermediaries very often delegate this duty to companies which will send the documents related to the Meeting to non-registered IRC Shareholders. As a rule, non-registered IRC Shareholders who have not waived their right to receive documents related to the Meeting will:

(a)	be provided with a proxy form that has already been signed by the intermediary (typically, the form is sent by fax with the intermediary’s signature stamped on it), which only pertains to the number of IRC Common Shares beneficially held by the non-registered IRC Shareholder, who must fill in the blank sections therein. This proxy form is not required to be signed by the non-registered IRC Shareholder. In such a case, the non-registered IRC Shareholder who wishes to submit a proxy form should fill it out properly and file it with CIBC Mellon at 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6; or

(b)	more typically, be provided with a voting instruction form that they are required to fill out and sign in accordance with the instructions contained therein (such a voting instruction form may, in some cases, be completed by telephone).

The purpose of these procedures is to enable non-registered IRC Shareholders to control the way in which the voting rights attached to the IRC Common Shares they beneficially own are exercised. If a non-registered IRC Shareholder who receives either a proxy form, a proxy or a voting instruction form wishes to attend and vote in person at the Meeting, or wishes that another person attend and vote on his or her behalf, the non-registered IRC Shareholder should strike out the names of the persons indicated in the proxy and replace them with his, her or its own name (or other corresponding instructions) on the form. In either case, non-registered IRC Shareholders should carefully follow the directions given by their intermediaries, including as to when and where the proxy or proxy form should be delivered, as well as the directions issued by the companies which sent them the proxy or the proxy form.

Non-registered IRC Shareholders who wish to exercise the voting rights attached to their IRC Common Shares in person at the Meeting are required to insert their own name in the space provided for such purpose in the form requesting voting instructions or the proxy form, as the case may be, to appoint themselves as proxies and should follow the directions which were provided by their brokers as to how to sign and return these documents. Non-registered IRC Shareholders who appoint themselves as proxies are required to report to a CIBC Mellon representative at the Meeting.

Quorum

A quorum at meetings of IRC Shareholders consists of one or more voting persons present and authorized to cast in the aggregate not less than 25% of the total number of votes attaching to all shares carrying the right to vote at that meeting.

AUDITOR OF IRC

IRC’s auditor is PricewaterhouseCoopers LLP, and were appointed as auditor for IRC in 2004.

ADDITIONAL INFORMATION

Additional information relating to IRC is filed with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information is provided in IRC’s audited comparative consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2008 and IRC’s unaudited comparative consolidated interim financial statements as at and for the nine months ended September 30, 2009 and such information is available on SEDAR at www.sedar.com and www.sec.gov and will be sent free of charge to any IRC Shareholder upon written request.

APPROVAL OF BOARD

The contents and the sending of this Circular have been approved by the IRC Board.

DATED at Englewood, Colorado, this 15th day of January, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas B. Silver”

Douglas B. Silver
Chairman and Chief Executive Officer

CONSENT OF ROYAL GOLD’S AUDITORS

To the Board of Directors of International Royalty Corporation

We consent to the incorporation by reference in the management proxy circular of International Royalty Corporation (“IRC”) dated January 15, 2010 relating to the arrangement involving IRC and Royal Gold, Inc. (“Royal Gold”) of our report to the shareholders of Royal Gold on the consolidated balance sheets of Royal Gold as at June 30, 2009 and 2008 and the consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows of Royal Gold for each of the years in the three year period ended June 30, 2009, and the effectiveness of internal control over financial reporting, which appears in Royal Gold’s Annual Report on Form 10-K for the year ended June 30, 2009. Our report is dated August 20, 2009.

We also consent to the incorporation by reference in the above-mentioned management proxy circular of our report to the shareholders of Royal Gold on the consolidated balance sheets of Royal Gold as at June 30, 2008 and 2007 and the consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows of Royal Gold for each of the years in the three year period ended June 30, 2008, and the effectiveness of internal control over financial reporting, which appears in Royal Gold’s Annual Report on Form 10-K/A for the year ended June 30, 2008 (filed on November 6, 2008). Our report is dated August 19, 2008 except for the restatement described in Note 20A to the consolidated financial statements and the matter described in the penultimate paragraph of Management’s Report on Internal Control over Financial Reporting as to which the date is November 6, 2008.

(signed) PricewaterhouseCoopers LLP

Denver, Colorado
January 15, 2010

CONSENT OF RG EXCHANGECO’S AUDITORS

To the Board of Directors of International Royalty Corporation

We consent to the inclusion in the management proxy circular of International Royalty Corporation (“IRC”) dated January 15, 2010 relating to the arrangement involving IRC and Royal Gold, Inc. of our report to the directors and shareholders of RG Exchangeco Inc. on the balance sheet of RG Exchangeco Inc. as of December 14, 2009. Our report is dated January 15, 2010.

(signed) PricewaterhouseCoopers LLP

Denver, Colorado
January 15, 2010

AUDITORS’ CONSENT

We have read the management proxy circular of International Royalty Corporation (the “Company”) dated January 15, 2010 relating to the notice of special meeting of security holders of the Company to be held on February 16, 2010 to approve the proposed arrangement for Royal Gold, Inc. to acquire all of the issued and outstanding common shares of the Company (the “Circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the each of the years in the three year period ended December 31, 2008 and the effectiveness of internal controls over financial reporting of the Company as of December 31, 2008. Our report is dated February 25, 2009.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

January 15, 2010

CONSENT OF SCOTIA CAPITAL INC.

To: The Board of Directors of International Royalty Corporation

We hereby consent to the reference to the opinions of this firm under “Questions and Answers About the Meeting and the Arrangement”, “Summary of Circular — Scotia Capital Fairness Opinion”, “Summary of Circular — Reasons for the Recommendation of the IRC Board”, “The Arrangement — Scotia Capital Fairness Opinion” and “The Arrangement — Recommendation of the IRC Board”, the inclusion of this firm’s opinion dated December 17, 2009 as Appendix H to the Circular and in being named in the Circular dated January 15, 2010.

(signed) Scotia Capital Inc.

Toronto, Canada
January 15, 2010

CONSENT OF FASKEN MARTINEAU DUMOULIN LLP

To: The Board of Directors of International Royalty Corporation:

We hereby consent to the reference to the opinions of this firm under “Certain Canadian Federal Income Tax Considerations” in the Circular dated January 15, 2010.

Yours truly,

(signed) Fasken Martineau DuMoulin LLP

Toronto, Canada
January 15, 2010

APPENDIX A

GLOSSARY OF DEFINED TERMS

The following terms used in this Circular, including without limitation the Notice of Special Meeting of IRC Securityholders, have the meanings set forth below:

“Acquisition Proposal” means any proposal or offer with respect to any transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise) that would result in any person (or group of persons) other than Royal Gold and its subsidiaries acquiring (a) assets of IRC and/or its subsidiaries that are, individually or in the aggregate, material to IRC or any of its subsidiaries, or (b) 20% or more of the equity (or rights thereto) of IRC or any of its subsidiaries (provided that, for purposes of subparagraphs (X) and (Y) under the heading “The Arrangement Agreement — Termination Fee and Reimbursement of Expenses”, paragraphs (a) and (b) of this definition of “Acquisition Proposal” shall be read as follows: “(a) assets of Target and/or its subsidiaries that constitute more than 50% of the consolidated assets of Target or any of its subsidiaries; or (b) more than 50% of the equity (or rights thereto) of IRC or any of its subsidiaries”).

“Agency” means any domestic or foreign court, tribunal, federal, state, provincial or local government or governmental agency, department or authority or other regulatory authority (including the TSX, AMEX and NASDAQ) or administrative agency or commission (including the Securities Commissions and the SEC) or any elected or appointed public official.

“Alternative Transaction” means any Acquisition Proposal or other transaction that would reasonably be expected to reduce the likelihood of the successful completion of any of the Transactions.

“AMEX” means NYSE Amex LLC.

“Ancillary Rights” means the interest of a holder of Exchangeable Shares as a beneficiary of the trust created under the Voting and Exchange Trust Agreement.

“Andacollo Production Interest” means Royal Gold’s interest in the gold produced from the sulfide portion of the Andacollo project in Chile.

“ARC” means an advance ruling certificate which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction under Section 92 of the Competition Act.

“Archean” means Archean Resources Ltd.

“Arrangement” means the arrangement involving Royal Gold and IRC under the provisions of Section 192 of the CBCA as more particularly described in the Plan of Arrangement, and on the terms and conditions set forth in the Arrangement Agreement resulting, inter alia, in the acquisition by Canco of all of the outstanding IRC Common Shares.

“Arrangement Agreement” means, prior to January 15, 2010, the arrangement agreement made December 17, 2009, among Royal Gold, Canco and IRC and, on and after January 15, 2010, such agreement as amended and restated with effect as of December 17, 2009, a copy of which is attached as Appendix E to this Circular.

“Arrangement Resolution” means the special resolution approving the Arrangement in the form attached as Appendix D to this Circular which, to be effective, must be approved by (i) at least two-thirds of the votes cast at the Meeting by IRC Shareholders in person or by proxy, voting as a single class, (ii) at least two-thirds of the votes cast at the Meeting by IRC Shareholders and IRC Optionholders in person or by proxy, voting together as a single class, and (iii) Minority Approval.

“Articles of Arrangement” means the articles of arrangement of IRC to be filed with the Director in connection with the Arrangement.

“business day” means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in Toronto, Ontario or Denver, Colorado under applicable Law.

“Call Rights” means collectively the rights of Callco to purchase Exchangeable Shares pursuant to the Redemption Call Right and the Liquidation Call Right and the right of Royal Gold or Callco to purchase Exchangeable Shares pursuant to the Change of Law Call Right (each as defined in the Plan of Arrangement) and the right of Callco to purchase Exchangeable Shares pursuant to the Retraction Call Right (as defined in the terms of the Exchangeable Shares).

“Callco” means (i) an indirect subsidiary of Royal Gold to be incorporated prior to the Effective Date, or (ii) any other direct or indirect wholly-owned subsidiary of Royal Gold designated by Royal Gold from time to time in replacement thereof.

“Canadian Dollar Equivalent” means in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date the product obtained by multiplying:

(a)	the Foreign Currency Amount; by

(b)	the noon spot exchange rate on the business day immediately preceding such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such exchange rate is not available, such spot exchange rate on the business day immediately preceding such date for such foreign currency expressed in Canadian dollars as may be mutually agreed upon by Royal Gold and IRC to be appropriate for such purpose.

“Canco” means RG Exchangeco Inc. (formerly known as 7296355 Canada Ltd.), a corporation incorporated under the CBCA and an indirect wholly-owned subsidiary of Royal Gold, which will, among other things, issue the Exchangeable Shares pursuant to the Arrangement.

“Canco Insolvency Event” means (i) the institution by Canco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Canco to the institution of bankruptcy, insolvency or winding-up proceedings against it, or (ii) the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Canco to contest in good faith any such proceedings commenced in respect of Canco within 30 days of becoming aware thereof, or the consent by Canco to the filing of any such petition or to the appointment of a receiver, or (iii) the making by Canco of a general assignment for the benefit of creditors, or the admission in writing by Canco of its inability to pay its debts generally as they become due, or (iv) Canco not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares.

“Cash Consideration” means the amount in cash elected or deemed to be elected for each IRC Common Share by an IRC Shareholder pursuant to the Plan of Arrangement, such election to be for a maximum amount per IRC Common Share of C$7.45 (subject to pro-ration).

“CBCA” means the Canada Business Corporations Act, as amended.

“CDA” means Compañía Minera Teck Carmen de Andacollo, a Chilean subsidiary of Teck Resources Limited.

“CDS” means CDS Clearing and Depository Services Inc.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change of Law” shall have the meaning set out in the Plan of Arrangement.

“Change of Law Call Right” shall have the meaning set out in the Plan of Arrangement.

“CIBC Mellon” means CIBC Mellon Trust Company, in its capacity as registrar and transfer agent for the IRC Common Shares.

“Circular” means this management proxy circular of IRC prepared and sent to the IRC Securityholders in connection with the Meeting, including the Appendices attached hereto and the documents incorporated by reference herein.

“CMP” means Canadian Minerals Partnership.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition under the Competition Act.

“Commitment Letter” means the commitment letter dated December 14, 2009, addressed to Royal Gold from HSBC Bank U.S.A., N.A., pursuant to which HSBC Bank U.S.A., N.A. has committed to provide Royal Gold and Canco with the Debt Financing, subject to the terms and conditions set forth therein.

“Company C” means the company contacted to determine if it would be interested in submitting an indicative proposal to acquire IRC.

“Competition Act” means the Competition Act (Canada), as amended.

“Confidentiality Agreement” means the confidentiality agreement dated December 1, 2009 between IRC and Royal Gold.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“CRA” means the Canada Revenue Agency.

“Current Market Price” means, in respect of a Royal Gold Share on any date, the quotient obtained by dividing (a) the aggregate of the Daily Value of Trades for each day during the period of 20 consecutive trading days ending three trading days before such date; by (b) the aggregate volume of Royal Gold Shares used to calculate such Daily Value of Trades.

“Daily Value of Trades” means, in respect of the Royal Gold Shares on any trading day, the product of (a) the volume weighted average price of Royal Gold Shares on the TSX (or, if the Royal Gold Shares are not listed on the TSX, the Canadian Dollar Equivalent of the volume weighted average price of Royal Gold Shares on such other stock exchange or automated quotation system on which the Royal Gold Shares are listed or quoted, as the case may be, as may be selected by the board of directors of Royal Gold for such purpose) on such date, as determined by Bloomberg L.P. or other reputable, third party information source selected by the board of directors of Royal Gold in good faith; and (b) the aggregate volume of Royal Gold Shares traded on such day on the TSX or such other stock exchange or automated quotation system and used to calculate such volume weighted average price; provided that any such selections by the board of directors of Royal Gold shall be conclusive and binding.

“Debt Financing” means financing in an aggregate amount of US$100 million to be provided to Royal Gold and Canco by HSBC Bank U.S.A., N.A. on and subject to the terms and conditions set forth in the Commitment Letter.

“Deemed Cash Consideration Elected Percentage” means the deemed Elected Percentage of the Cash Consideration in respect of an IRC Common Share, in the event that the aggregate amount of Cash Consideration otherwise payable under the Arrangement would exceed the Maximum Aggregate Cash Consideration.

“Deemed Share Consideration Elected Percentage” means the deemed Elected Percentage of the Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of an IRC Common Share, in the event that the aggregate number of Royal Gold Shares and Exchangeable Shares that would otherwise be issued under the Arrangement would exceed the Maximum Aggregate Number of Shares.

“Depositary” means CIBC Mellon, in its capacity as depositary for the IRC Common Shares under the Arrangement.

“DGCL” means the General Corporation Law of the State of Delaware.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissenting IRC Shareholder” means an IRC Shareholder that has exercised dissent rights and is ultimately entitled to be paid the fair value of its IRC Common Shares as determined in accordance with the Plan of Arrangement.

“Dividend Amount” means an amount per Exchangeable Share equal to all declared and unpaid dividends on an Exchangeable Share.

“Effective Date” means the date on or before the Outside Date on which the Arrangement becomes effective in accordance with the CBCA and the Final Order.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective in accordance with its terms.

“Elected Amount” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Exchange of IRC Common Shares for Consideration Including Exchangeable Shares and Ancillary Rights — Rollover Transaction Joint Tax Elections”.

“Elected Percentage” means a percentage that an IRC Shareholder may elect in accordance with the holder’s Letter of Transmittal and Election Form, or be deemed to have elected, to receive of (i) Cash Consideration and (ii) Royal Gold Share Consideration or Exchangeable Share Consideration, as the case may be, in exchange for each IRC Common Share held by such IRC Shareholder.

“Election Deadline” means 4:30 p.m. (Toronto time) on February 12, 2010, being the business day immediately prior to the date of the Meeting or, if such Meeting is adjourned or postponed, such time on the business day immediately prior to the date of such adjourned or postponed Meeting.

“Eligible Holder” means an IRC Shareholder who is (i) a person who is a resident of Canada for purposes of the ITA or, in the case of a partnership, a partnership that is a “Canadian partnership” for purposes of the ITA, and (ii) not exempt from tax under Part I of the ITA or, in the case of a partnership, a partnership none of the partners of which is exempt from tax under Part I of the ITA.

“Employment Benefits” means the payments that each of Douglas B. Silver, Paul H. Zink, Ray W. Jenner, James A. Lydic and David R. Hammond, each being a director and/or senior officer of IRC and IRC Securityholder, may receive under the terms of his employment agreement as a result of the completion of the Arrangement.

“Exchangeable Elected Shares” means IRC Common Shares (other than IRC Common Shares held by Royal Gold or an affiliate) that the holder thereof has elected in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline, or is deemed to have elected, to transfer to Canco under the Arrangement for consideration that includes Exchangeable Shares.

“Exchangeable Share Consideration” means the consideration in the form of Exchangeable Shares, together with Ancillary Rights elected or deemed to be elected for each IRC Common Share pursuant to the Plan of Arrangement, such election to be for a maximum of 0.1385 of an Exchangeable Share, together with the Ancillary Rights, for each IRC Common Share (subject to pro-ration).

“Exchangeable Shares” means the exchangeable shares in the capital of Canco as more particularly described in Appendix I to the Plan of Arrangement.

“Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Canco and in respect of which the board of directors of Canco determines that after giving effect to such matter the economic equivalence of the Exchangeable Shares and the Royal Gold Shares is maintained for the holders of Exchangeable Shares (other than Royal Gold and its affiliates).

“Exchange Time” means the time at which steps 2, 3, 4, and 5 described under “The Arrangement — Description of the Arrangement” are completed.

“Executive Committee” means the executive committee of IRC consisting of Mr. Douglas Silver, Mr. Paul Zink, President of IRC, and Mr. Ray Jenner.

“Exempt Exchangeable Share Voting Event” means an Exchangeable Share Voting Event in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable Shares and the Royal Gold Shares.

“Expenses” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Termination and Reimbursement of Expenses”.

“FASB ASC” means the Financial Accounting Standards Board Codification.

“FIE Proposals” means provisions contained in the Proposed Amendments that relate to the taxation of certain interests held by Canadian residents in certain “foreign investment entities”, applicable for taxation years commencing after 2006.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Franco-Nevada” means Franco-Nevada Corporation, a corporation incorporated under the CBCA.

“Franco-Nevada Circular” means the offer to purchase and take-over bid circular in respect of the Franco-Nevada Offer.

“Franco-Nevada Offer” means the unsolicited offer formally commenced by Franco-Nevada on December 14, 2009, through its wholly owned subsidiary, 7293275 Canada Inc., to purchase any and all of the IRC Common Shares.

“Georgeson” means Georgeson Shareholder Communications Canada Inc., as soliciting agent to IRC.

“Gross Proceeds Royalty (GPR)” means a royalty in which payments are made on contained ounces rather than recovered ounces.

“Gross Smelter Return (GSR) Royalty” means a defined percentage of the gross revenue from a resource extraction operation, in certain cases reduced by certain contract-defined costs paid by or charged to the operator.

“g/t” means a unit representing grams/tonne.

“Indemnified Persons” has the meaning ascribed thereto under the heading “The Arrangement — Interests of Certain Persons in the Arrangement — Directors and Officers Insurance and Other Indemnification Matters”.

“Interim Order” means the interim order of the Court in respect of the Arrangement dated January 14, 2010, a copy of which is attached as Appendix G to this Circular providing for, among other things, the calling and holding of the Meeting, as may be amended.

“IRC” means International Royalty Corporation, a corporation incorporated under the CBCA.

“IRC Board” means the board of directors of IRC.

“IRC Common Shares” means common shares in the capital of IRC.

“IRC Directors’ Circular” means the directors’ circular of IRC dated December 28, 2009 in respect of the Franco-Nevada Offer.

“IRC Entities” means, collectively, IRC and its subsidiaries.

“IRC Indenture” means the trust indenture dated February 22, 2005 among IRC, Archean and CIBC Mellon, as trustee, as amended.

“IRC Optionholders” means holders of IRC Options.

“IRC Options” means the outstanding and unexercised IRC share purchase options granted under the IRC Stock Option Plan.

“IRC Rights Plan” means the shareholder rights plan agreement dated as of November 21, 2008 between IRC and CIBC Mellon, as it may be amended from time to time.

“IRC Secured Debentures” means the senior secured debentures due February 22, 2011 of IRC issued pursuant to the IRC Indenture.

“IRC Securityholders” means, collectively, the holders of IRC Common Shares and IRC Options.

“IRC Shareholders” means the holders of IRC Common Shares.

“IRC Stock Option Plan” means the amended and restated stock option plan of IRC effective June 8, 2004, as it may be amended from time to time.

“ITA” means the Income Tax Act (Canada), as amended.

“Joint Tax Election” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — IRC Shareholders Resident in Canada — Exchange of IRC Common Shares for Consideration Including Exchangeable Shares and Ancillary Rights — Rollover Transaction Joint Tax Elections”.

“Laws” means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Agency.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form (printed on yellow paper) that accompanies this Circular.

“Liquidation Amount” means an amount per share equal to the Current Market Price of a Royal Gold Share on the last business day prior to the Liquidation Date plus the Dividend Amount.

“Liquidation Call Purchase Price” shall have the meaning set out in the Plan of Arrangement.

“Liquidation Call Right” shall have the meaning set out in the Plan of Arrangement.

“Liquidation Date” means the effective date of the liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs.

“Mark-to-Market Election” means an election by a U.S. Holder under Section 1296 of the Code.

“Materially Adverse” means, with respect to a person, a fact, circumstance, change, effect, occurrence, event or state of facts that, individually or in the aggregate, is or would reasonably be expected to (A) materially and adversely affect the financial condition, operations, results of operations, business, assets or capital of that person, or (B) prevent such person from performing its obligations under the Arrangement Agreement, the Transactions or any other agreement contemplated by the Arrangement Agreement or thereby; provided that, except as hereinafter set forth in this definition, no fact, circumstance, change, effect, occurrence, event or state of facts relating to any of the following, individually or in the aggregate, shall be considered Materially Adverse, solely as contemplated in (A) above, (or be taken into account in determining whether a fact, circumstance, change, effect, occurrence, event or state of facts is Materially Adverse, solely as contemplated in (A) above): (i) general political, economic or financial conditions in North America or elsewhere;

(ii) the state of (including any changes in) credit, banking, currency or capital markets generally in Canada, the United States, Europe or elsewhere (including the failure of any financial institution, whether or not IRC or Royal Gold, as the case may be, has credit arrangements or other business dealings with such financial institution, or the imposition of any limitation (whether or not mandatory) by any Agency on the extension of credit generally by financial institutions); (iii) any changes in currency exchange rates, interest rates, monetary policy or inflation; (iv) any change in the trading price or trading volume of IRC Common Shares or Royal Gold Shares, as the case may be; (v) conditions generally affecting the mining industry as a whole; (vi) any change in the market price for gold, silver, platinum, nickel, copper, lead, molybdenum, tungsten, zinc, uranium, oil and gas, sand, germanium, gallium or coal; (vii) any change in Law or in the interpretation, application or non-application of Law by any Agency; (viii) any national or international, political or social conditions (including, the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military, militant or terrorist attack (or any escalation or worsening thereof); (ix) any failure by IRC or Royal Gold, as the case may be, to meet any public estimates or expectations regarding its revenues, earnings or other financial performance or results of operations; (x) any matters disclosed in the IRC disclosure statement provided by IRC to Royal Gold concurrent with the execution and delivery of the Arrangement Agreement or in the Royal Gold disclosure statement provided by Royal Gold to IRC concurrent with the execution and delivery of the Arrangement Agreement; or (xi) any action or inaction taken by IRC or any of its Subsidiaries or Royal Gold or any of its Subsidiaries, as the case may be, to which the other party has expressly consented in writing or as expressly permitted by the Arrangement Agreement; it being understood that any cause of any change referred to in clause (iv) above may be taken into consideration when determining whether a fact, circumstance, change, effect, occurrence, event or state of facts is Materially Adverse, but excluding any underlying cause referred to in clauses (i) to (xi) above (other than clause (iv) above); it being further understood that any fact, circumstance, change, effect, occurrence, event or state of facts referred to in clauses (i), (ii), (iii), (v), (vi), (vii) and (viii) may nevertheless be taken into consideration when determining whether a fact, circumstance, change, effect, occurrence, event or state of facts is Materially Adverse to the extent that any such circumstance, change, effect, occurrence, event or state of facts disproportionately impacts the financial condition, operations, results of operations, business, assets or capital of that person relative to other participants in such person’s industry.

“Maximum Aggregate Cash Consideration” means the maximum aggregate amount of Cash Consideration to be paid to the IRC Shareholders under the Arrangement, which shall be the Canadian Dollar Equivalent as of the Effective Date of US$350 million.

“Maximum Aggregate Number of Shares” means the maximum aggregate number of Royal Gold Shares and Exchangeable Shares that may be issued to the IRC Shareholders under the Arrangement, which is the lesser of (i) 7,750,000, and (ii) in the event the maximum aggregate amount of Cash Consideration to be paid to the IRC Shareholders is greater than the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761, the greater of (A) 7,040,919 and (B) 7,750,000 less one for every Canadian Dollar Equivalent as of the Effective Date of US$50.79 of incremental cash election in the aggregate above the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761.

“McWatters” means McWatters Mining Inc.

“Meeting” means the special meeting of the IRC Securityholders to be held on February 16, 2010 and any adjournment(s) or postponement(s) thereof to, among other things, consider and, if thought advisable, approve the Arrangement Resolution.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions of the Ontario Securities Commission and l’Autorité des marchés financiers (Québec).

“Minority Approval” means approval of the Arrangement Resolution by a simple majority of the votes cast at the Meeting in person or by proxy by all IRC Shareholders other than (i) any interested party to the Arrangement within the meaning of MI 61-101, (ii) any related party of an interested party within the meaning of MI 61-101 (subject to exceptions set out therein), and (iii) any person that is a joint actor with any of the foregoing for the purposes of MI 61-101.

“Minority Shareholders” means all IRC Shareholders, other than the following: (i) Douglas B. Silver, Chairman and Chief Executive Officer of IRC; (ii) any “related parties” of Douglas B. Silver (as defined for the purposes of MI 61-101); and (iii) any person or company acting jointly or in concert with the foregoing.

“NASDAQ” means the NASDAQ Global Select Market.

“NI 45-102” means National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators.

“NI 45-106” means National Instrument 45-106 — Prospectus and Registration Exemptions of the Canadian Securities Administrators.

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators.

“NI 54-101” means National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

“NI 71-102” means National Instrument 71-102 — Continuous Disclosure and Other Exemptions Relating to Foreign Issuers of the Canadian Securities Administrators.

“Non-Electing U.S. Holder” means a U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election.

“Non-U.S. Holder” means a beneficial owner of IRC Common Shares other than a U.S. Holder.

“Notice of Application” means the Notice of Application for the Final Order.

“Notifiable Transactions” means certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the Competition Act and require that the Commissioner be notified.

“NSR” means a net smelter return royalty based on a percentage of the gross revenue from a resource extraction operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

“Outside Date” means April 16, 2010 or such later date to which each of IRC and Royal Gold may agree in writing.

“Payable Metal” means ounces or pounds of metal in concentrate payable to the operator after deduction of a percentage of metal in concentrate that is paid to a third-party smelter pursuant to smelting contracts.

“Payable Ounces of Gold” means ounces of gold in concentrate payable to the operator after deduction of a percentage of gold in concentrate that is paid to a third-party smelter pursuant to smelting contracts.

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Agency, syndicate or other entity, whether or not having legal status.

“PFIC” means a passive foreign investment company.

“Plan of Arrangement” means the plan of arrangement in the form and content of Schedule B annexed to the Arrangement Agreement, and any amendments or variations thereto made in accordance with Section 7.B of the Arrangement Agreement or Section 6 of the Plan of Arrangement or made at the direction of the Court.

“Proposed Amendments” means all proposed amendments to the ITA and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular.

“Proprietary Information” means collectively, (i) any information regarding IRC’s past or current potential transactions and all other business development activities, and (ii) any information which IRC is permitted not to deliver to Royal Gold pursuant to the Confidentiality Agreement due to competitive reasons.

“QEF” means a qualified electing fund.

“QEF Election” means an election under Section 1295 of the Code by a U.S. Holder to treat IRC and each subsidiary PFIC, if any, as a qualified electing fund.

“Record Date” means January 14, 2010.

“Redemption Call Right” shall have the meaning set out in the Plan of Arrangement.

“Redemption Date” means the date, if any, established by the board of directors of Canco for the redemption by Canco of all but not less than all of the outstanding Exchangeable Shares pursuant to the share provisions, which date shall be no earlier than the seventh anniversary of the date on which Exchangeable Shares first are issued, unless:

(a)	there are fewer than 750,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by Royal Gold and its affiliates, and as such number of shares may be adjusted as deemed appropriate by the board of directors of Canco to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the board of directors of Canco may accelerate such redemption date to such date prior to the seventh anniversary of the date on which Exchangeable Shares first are issued as they may determine, upon at least 60 days’ prior written notice to the holders of the Exchangeable Shares and the Trustee;

(b)	a Royal Gold Control Transaction occurs, in which case, provided that the board of directors of Canco determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such Royal Gold Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such Royal Gold Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date prior to the seventh anniversary of the date on which Exchangeable Shares first are issued as it may determine, upon such number of days’ prior written notice to the holders of the Exchangeable Shares and the Trustee as the board of directors of Canco may determine to be reasonably practicable in such circumstances;

(c)	an Exchangeable Share Voting Event that is not an Exempt Exchangeable Share Voting Event is proposed and (i) the holders of the Exchangeable Shares fail to take the necessary action, at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exchangeable Share Voting Event or the holders of the Exchangeable Shares do take the necessary action but, in connection therewith, the holders of more than 2% of the outstanding Exchangeable Shares (other than those held by Royal Gold and its affiliates) exercise rights of dissent under the CBCA, and (ii) the board of directors of Canco determines in good faith that it is not reasonably practicable to accomplish the business purpose (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the Redemption Date) intended by the Exchangeable Share Voting Event in a commercially reasonable manner that does not result in an Exchangeable Share Voting Event, in which case the Redemption Date shall be the business day following the day on which the later of the events described in (i) and (ii) above occur; or

(d)	an Exempt Exchangeable Share Voting Event is proposed and holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event in which case the Redemption Date shall be the business day following the day on which the holders of the Exchangeable Shares failed to take such action, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b), (c) or (d) above to any of the holders of Exchangeable Shares shall not affect the validity of any such redemption.

“Redemption Price” means an amount per share equal to the Current Market Price of a Royal Gold Share on the last business day prior to the Redemption Date plus the Dividend Amount.

“Registered Plans” means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts, each as defined in the ITA.

“Representatives” of a person means, collectively, the directors, officers, employees, professional advisors, agents or other authorized representatives of such person.

“Reserve” means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

“RESP” means a registered education savings plan within the meaning of the ITA.

“Response Period” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Alternative Transactions — Implementation of Superior Proposal”.

“Retracted Shares” means the Exchangeable Shares that the holder desires to have redeemed by Canco.

“Retraction Call Right” shall have the meaning set out in the terms of the Exchangeable Shares.

“Retraction Date” means the business day on which Canco will redeem the Retracted Shares.

“Retraction Price” means an amount per share equal to the Current Market Price of a Royal Gold Share on the last business day prior to the Retraction Date plus the Dividend Amount.

“Retraction Request” means a duly executed statement accompanying the presentation and surrender of the certificate or certificates representing the Exchangeable Shares which the holder desires to have Canco redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the Articles of Canco and such additional documents, instruments and payments as the Transfer Agent and Canco may reasonably require to effect a retraction.

“RG Dividend Declaration Date” means the date on which the board of directors of Royal Gold declares any dividend or other distribution on the Royal Gold Shares that would require a corresponding payment to be made in respect of the Exchangeable Shares.

“Royal Gold” means Royal Gold, Inc., a corporation existing under the laws of Delaware.

“Royal Gold Control Transaction” means any merger, amalgamation, arrangement, take-over bid or tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving Royal Gold, or any proposal to do so.

“Royal Gold Liquidation Event” means (i) any determination by the board of directors of Royal Gold to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Royal Gold or to effect any other distribution of assets of Royal Gold among its shareholders for the purpose of winding up its affairs; or (ii) receipt by Royal Gold of notice of, or Royal Gold otherwise becoming aware of, any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Royal Gold or to effect any other distribution of assets of Royal Gold among its shareholders for the purpose of winding up its affairs, in each case where Royal Gold has failed to contest in good faith any such proceeding commenced in respect of Royal Gold within 30 days of becoming aware thereof.

“Royal Gold Share Consideration” means the consideration in the form of Royal Gold Shares elected or deemed to be elected for each IRC Common Share pursuant to the Plan of Arrangement, such election to be for a maximum of 0.1385 of an Royal Gold Share for each IRC Common Share (subject to pro-ration).

“Royal Gold Shares” means the common stock of Royal Gold.

“royalty” means the right to receive a percentage or other denomination of mineral production from a resource extraction operation.

“Scotia Capital” means Scotia Capital Inc., the financial advisor to IRC.

“Scotia Capital Fairness Opinion” means the fairness opinion of Scotia Capital dated December 17, 2009 with respect to the Arrangement, a copy of which is attached as Appendix H to this Circular.

“SEC” means the United States Securities and Exchange Commission.

“Securities Commissions” means the securities regulatory authorities in each of the provinces of Canada.

“Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Special Committee” means the special committee of the IRC Board consisting of four independent directors (Mr. Gordon Bogden (Chair), Mr. Gord Fretwell, Mr. Rene Carrier and Mr. Doug Hurst) and Mr. Douglas Silver, to oversee and supervise the process carried out by IRC in negotiating and entering into the Arrangement Agreement and to advise the IRC Board with respect to any recommendation that the IRC Board should make to IRC Shareholders.

“Special Voting Share” means the special voting share in the capital of Royal Gold having substantially the rights, privileges, restrictions and conditions described in the Voting and Exchange Trust Agreement.

“SSARs” means stock-settled stock appreciation rights.

“subsidiary” has the meaning ascribed thereto by the CBCA.

“Superior Proposal” means any bona fide written Acquisition Proposal made before or after the date of the Arrangement Agreement by a third party that was not solicited after the date of the Arrangement Agreement in contravention of the non-solicitation provisions of the Arrangement Agreement, that, in the good faith determination of the IRC Board (following consultation with its financial advisor and outside legal advisors): (i) is reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal), and (ii) would reasonably be expected, if consummated in accordance with its terms (but not assuming away any risk of non-completion), to result in a transaction more favourable to IRC Shareholders (other than Royal Gold and its affiliates) than the Arrangement.

“Supplementary Information Request” means a notification by the Commissioner to the parties to a Notifiable Transaction for additional information that is relevant to the Commissioner’s assessment of such Notifiable Transaction.

“Support Agreement” means an agreement to be made among Royal Gold, Callco and Canco in connection with the Plan of Arrangement substantially in the form and substance of Schedule I to the Arrangement Agreement.

“Termination Fee” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Alternative Transactions — Response by Royal Gold”.

“TFSA” means a tax-free savings account within the meaning of the ITA.

“Tonne” means a unit of weight equal to 2,204.6 pounds or 1,000 kilograms.

“Transactions” means the Arrangement and the other transactions related to the acquisition of IRC by Royal Gold contemplated by the Arrangement Agreement and the other agreements contemplated therein.

“Transfer Agent” means Computershare Trust Company of Canada or such other person as may from time to time be appointed by Canco as the registrar and transfer agent for the Exchangeable Shares.

“TSX” means the Toronto Stock Exchange.

“U.S. Holder” means a beneficial owner of IRC Common Shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the U.S., (ii) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state thereof or of the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either has a valid election in effect to be treated as a U.S. person or is subject to the supervision of a court within the U.S. and which has one or more U.S. persons with authority to control all of its substantial decisions.

“Voting Agreements” means the voting support agreements entered into by Royal Gold and Canco with the Voting Shareholders pursuant to which, and subject to the terms thereof, the Voting Shareholders have agreed to vote their IRC Common Shares and IRC Options at the Meeting in favour of the Arrangement Resolution.

“Voting and Exchange Trust Agreement” means an agreement made among Royal Gold, Canco and CIBC Mellon in connection with the Plan of Arrangement.

“Voting and Exchange Trustee” or “Trustee” means Computershare Trust Company of Canada, or an affiliate.

“Voting Shareholders” means each director and officer of IRC and certain other IRC Securityholders who have entered into Voting Agreements.

“Voting Shares” means an aggregate of 29,686,446 IRC Common Shares over which the Voting Shareholders collectively beneficially own or exercise control or direction.

“1933 Act” means the United States Securities Act of 1933, as amended.

APPENDIX B
COMPARISON OF RIGHTS OF IRC SHAREHOLDERS AND ROYAL GOLD STOCKHOLDERS

The rights of IRC Shareholders are governed by the CBCA and by IRC’s articles and by-laws. Following the Arrangement, IRC Shareholders who receive Royal Gold Shares as part of the Arrangement (or who elect to receive Exchangeable Shares and who subsequently exchange such Exchangeable Shares for Royal Gold Shares) will become shareholders of Royal Gold and as such their rights will be governed by the DGCL and by Royal Gold’s certificate of incorporation and by-laws. In addition, IRC Shareholders who receive Exchangeable Shares as part of the Arrangement will receive shares of a CBCA corporation that will provide the holder thereof with economic and voting rights which are equivalent to the Royal Gold Shares.

The following is a summary of the material differences between the rights of IRC Shareholders and the rights of stockholders of Royal Gold. This summary is not a complete comparison of rights that may be of interest, and IRC Shareholders should therefore read the full text of the respective certificates of incorporation, articles and by-laws, as applicable of IRC at www.sedar.com under the IRC profile and Royal Gold at www.sec.gov under the Royal Gold profile.

	IRC Shareholder Rights	Royal Gold Stockholder Rights

Authorized Share Capital	IRC is authorized by its articles to issue an unlimited number of shares of one class designated as common shares without par value.	Royal Gold is authorized by its certificate of incorporation to issue 110 million shares of stock, consisting of (i) 100 million shares of common stock, each share having a par value of US$0.01 and (ii) 10 million shares of preferred stock, each share having a par value of US$0.01.

The board of directors may fix preferences, rights, limitations and restrictions on the preferred stock, or any series thereof, to the extent permitted by Section 151 of the DGCL.

Voting Rights	Unless a ballot is directed by the chair of a meeting of the shareholders or demanded by a shareholder with the right to vote, motions are voted on by a show of hands with each person having one vote (regardless of the number of shares such person is entitled to vote). If voting is conducted by ballot, each person is entitled to one vote (or such other number as may be provided in the articles) for each share such person is entitled to vote.	Each common stockholder of record is entitled to one vote for each share of common stock such stockholder is entitled to vote, except that in the election of directors such stockholder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Stockholders are not entitled to pre-emptive rights or to cumulative voting.

Shareholder Approval of Business Combinations; Fundamental Changes	Certain fundamental changes such as amendments to articles, certain by-law amendments, certain amalgamations (other than with certain affiliated corporations), continuances to another jurisdiction and sales, leases or exchanges of all or substantially all of the property of a corporation (other than in the ordinary course of business) and other extraordinary corporate actions such as liquidations, dissolutions and arrangements (if ordered by a court) are required to be approved by special	Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise.

In addition, mergers in which one corporation owns 90% or more of each class of stock of a second corporation

IRC Shareholder Rights	Royal Gold Stockholder Rights

resolution. A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) signed by all shareholders entitled to vote on the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights (unless in certain cases the share provisions with respect to such class or series of shares provides otherwise).

In addition, the CBCA provides that, where it is not practicable for a corporation (that is not an insolvent corporation) to effect such a fundamental change under any other provision contemplated under the CBCA, the corporation may apply to a court for an order approving an arrangement. In general, a plan of arrangement is approved by a corporation’s board of directors and then is submitted to a court for approval. It is not unusual for a corporation in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. The court determines to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.
may be completed without the vote of the second corporation’s board of directors or stockholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. The DGCL does not contain a procedure comparable to a plan of arrangement under the CBCA.

Under Section 203 of the DGCL, a corporation may not engage in any “business combination” with any interested stockholder. These restrictions will not apply if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by these provisions or if the corporation’s certificate of incorporation or by-laws are amended to contain such a provision or under certain other circumstances. Royal Gold has not made such an election and thus Royal Gold is subject to Section 203 of the DGCL, an anti-takeover law prohibiting business combinations with any interested stockholder.

See also “Special Vote Required for Combinations with Interested Shareholders” section below” describing certain restrictions on business combinations with interested stockholders.

Subject to approval by the persons entitled to notice and to issuance of the final order, articles of arrangement are executed and filed by the corporation. The articles of arrangement must contain details of the plan, the court’s approval and the manner in which the plan was approved, if so

	IRC Shareholder Rights	Royal Gold Stockholder Rights

required by the court order. Finally, the articles of arrangement are filed with Industry Canada, which after such filing issues a certificate of arrangement. The arrangement becomes effective on the date shown in the certificate of arrangement.

Special Vote Required for Combinations with Interested Shareholders	The CBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations. However, MI 61-101 contains detailed requirements in connection with “related party transactions.” A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “Related party” as defined in MI 61-101 includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the proxy (information) circular sent to security holders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non- cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.	Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Appraisal Rights; Rights to Dissent; Compulsory Acquisition	The CBCA provides that shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in	Under the DGCL, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i)

IRC Shareholder Rights	Royal Gold Stockholder Rights

connection therewith. Such matters include: (i) an amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of the class in respect of which a shareholder is dissenting; (iii) an amendment to the corporation’s articles to add, change or remove any restriction on the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business; (vi) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; (vii) the carrying out of a going-private transaction or a squeeze-out transaction; and (viii) certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series entitled to vote on such matters, including in certain cases a class or series of shares not otherwise carrying voting rights; provided that a shareholder is not entitled to dissent if any amendment to the articles is effected by a court order (a) approving a reorganization or (b) made in connection with an action for an oppression remedy.
the corporation’s shares are listed on a national securities exchange or held of record by more than 2,000 stockholders; or (ii) the corporation will be the surviving corporation of the merger and no vote of its stockholders is required to approve the merger. The DGCL grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock.

However, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the stockholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation; (ii) shares of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; or (iii) cash instead of fractional shares of the corporation.

Royal Gold’s shares are currently listed on NASDAQ and the TSX and it is expected that at the Effective Time, the Exchangeable Shares will be authorized for listing on the TSX, subject only to satisfaction of standard conditions.

There is no remedy under the DGCL that is comparable to the CBCA’s oppression remedy.

The CBCA’s oppression remedy enables a court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of the corporation or an affiliate effects a result; (ii) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

IRC Shareholder Rights	Royal Gold Stockholder Rights

A “complainant” means: (i) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (ii) a present or former officer or director of the corporation or any of its affiliates; (iii) the “Director” appointed under the CBCA; and (iv) any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The complainant is not required to give security for costs in an oppression action.

The CBCA provides that if, within 120 days after the date of a take-over bid made to shareholders of a corporation, the bid is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the bid relates, the offeror is entitled to acquire (on the same terms on which the offeror acquired shares under the take-over bid) the shares held by those holders of shares of that class who did not accept the take- over bid. If a shareholder who did not accept the take-over bid (a dissenting offeree) does not receive an offeror’s notice, with respect to a compulsory acquisition (as described in the preceding sentence), that shareholder may require the offeror to acquire those shares on the same terms under which the offeror acquired (or will acquire) the shares owned by the shareholders who accepted the take-over bid.

	IRC Shareholder Rights	Royal Gold Stockholder Rights

Shareholder Consent to Action Without a Meeting	Under the CBCA, shareholder action without a meeting may be taken by written resolution signed by all shareholders who would be entitled to vote on the relevant issue at a meeting (other than where a written statement is submitted by a director or auditor giving reasons for resigning or for opposing any proposed action or resolution, in accordance with the CBCA).	Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting and without prior notice if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

Royal Gold’s certificate of incorporation does not restrict stockholder action by written consent. Its by-laws provide that stockholders may act by written consent as provided in the DGCL. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent must be given to those stockholders who did not consent to such corporate action in writing.

Special Meetings of Shareholders	Under the CBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at the special meeting sought to be held may require that the directors call a meeting of shareholders. Upon meeting the technical requirements set out in the CBCA for making such a request, the directors of the corporation must call a meeting of shareholders. If they do not call such meeting within 21 days after receiving the request, any shareholder who signed the request may call the special meeting.	Under the DGCL, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the by-laws.

Royal Gold’s amended and restated by-laws provide that special meetings of the stockholders may be called at any time by the chairman of the board of directors, the chief executive officer, the president, or the board of directors. Stockholders do not have the right to call special meetings. Any request to call a special meeting shall state the purpose or purposes of the proposed meeting, and business conducted at any special meeting of the stockholders shall be limited to matters properly brought before the meeting and specified in the notice of such special meeting.

Distributions and Dividends; Repurchases and Redemptions	Under the CBCA, a corporation may pay a dividend by issuing fully paid shares of the corporation. A corporation may also pay a dividend in money or property unless there are reasonable grounds for believing that: (i) the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would	Under the DGCL, a corporation may, subject to any restrictions in its certificate of incorporation, pay dividends out of capital surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the corporation are less than the capital represented by issued and outstanding shares having a preference on asset

IRC Shareholder Rights	Royal Gold Stockholder Rights

thereby be less than the aggregate of its liabilities and stated capital of all classes. IRC’s by-laws provide that dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of other currency or currencies, in the discretion of the board of directors.

Under the CBCA, the purchase or other acquisition by a corporation of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends, as set out above.

The CBCA provides that no rights, privileges, restrictions or conditions attached to a series of shares shall confer on a series a priority in respect of dividends or return of capital over any other series of shares of the same class that are then outstanding.	distributions. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Royal Gold has historically paid quarterly dividends.

Number of Directors; Vacancies on the Board of Directors	The CBCA provides that a corporation shall have one or more directors, but a corporation whose shares are publicly traded shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. IRC’s articles provide that it may have a minimum of three and a maximum of eleven directors and that the directors may appoint one or more directors to hold office until the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. IRC’s by-laws provide that the number of directors shall be the total number of directors most recently elected by the shareholders, plus, if applicable, the number of additional directors appointed by the board of directors following such election.

Under the CBCA, a vacancy among the directors created by the removal of a director may be filled at a meeting of shareholders at which the director is removed. The CBCA also allows a vacancy on the board of directors to be filled by a quorum of directors, except	The DGCL provides that the board of directors of a corporation shall consist of one or more members. Royal Gold’s by-laws provide that the board of directors shall consist of such number of directors as may be determined from time to time by the board of directors, but such number shall be not less than three nor more than twelve.

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the certificate of incorporation or by-laws. Royal Gold’s by-laws provide that any vacancy, or newly created directorship resulting from any increase in the authorized number of directors, may be filled by a majority of directors then in office, although less than a quorum, or by a sole remaining director, and a director so chosen shall hold office until the next election of directors of the class of which such director is a part and until his or her successor is duly elected and qualified, unless sooner displaced. Under Royal Gold’s by-laws, when one or more directors shall resign from the board of directors effective at a future date, a

	IRC Shareholder Rights	Royal Gold Stockholder Rights

	when the vacancy results from an increase in the number or minimum or maximum number of directors or from a failure to elect the number or minimum number of directors required by the articles.	majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, and each director so chosen shall hold office until the next election of directors of the class of which he or she is a part, and until his or her successor is duly elected and qualified, unless sooner displaced.

Constitution and Residency of Directors	The CBCA provides that at least 25% of the directors (or if a corporation has less than four directors, at least one director) must be resident Canadians. Except as permitted by the CBCA, no business may be transacted by the board of directors except at a meeting of directors at which a quorum is present and at least 25% of the directors present are resident Canadians or, if the corporation has less than four directors, at least one director present is a resident Canadian. There is no residency requirement with respect to board committees.	The DGCL does not have residency requirements comparable to those of the CBCA, but a corporation can prescribe qualifications for directors under its certificate of incorporation or by-laws. Neither Royal Gold’s certificate of incorporation nor its by- laws provide for any such qualifications for directors.

Removal of Directors; Terms of Directors	Under the CBCA, provided that the articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office. IRC’s articles do not provide for cumulative voting. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.
Under the DGCL, except in the case of a corporation with a classified board of directors or with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. In the case of a corporation with a classified board of directors, stockholders may remove a director only for cause. Royal Gold has a classified board (as described in the paragraph below), and its by-laws provide that directors may be removed as provided in the DGCL.

The CBCA provides a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following the director’s election. IRC’s articles and by- laws do not specify a term for which directors shall hold office.

Royal Gold’s certificate of incorporation provides that its board of directors consists of three classes of directors, with each class of directors elected for three-year terms and one class coming up for election by the stockholders each year.

Indemnification of Directors and Officers	Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount	Under the DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred

IRC Shareholder Rights	Royal Gold Stockholder Rights

paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such corporation or the other entity, as the case may be; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. An indemnifiable person may require the corporation to indemnify the individual in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity, as the case may be, if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfills the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person against all costs, charges and expenses in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or other entity, if he or she fulfills the conditions set forth in (i) and (ii) above.

As permitted by the CBCA, IRC’s by-laws require IRC to indemnify directors or officers of IRC, former directors or officers of IRC or other individuals who, at IRC’s request, act or acted as directors or officers or in a similar capacity of another entity (and such individual’s respective heirs and personal representatives) against all costs, charges and expenses reasonably	in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. That determination must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum; (iii) independent legal counsel, regardless of whether a quorum of disinterested directors exists; or (iv) a majority vote of the stockholders at a meeting at which a quorum is present. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals’ commitment to repay any advances, unless it is determined ultimately that those individuals are entitled to be indemnified.

Royal Gold’s by-laws require the corporation to indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person who was or is a party or is or was threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director, officer, employee or agent of the corporation or is or was servicing at the request of the corporation as a director, officer, employee or agent of another entity, against all expenses, liability, loss

	IRC Shareholder Rights	Royal Gold Stockholder Rights

incurred (including amounts paid to settle an action or satisfy a judgment) in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of his or her association with IRC or such other entity.

To be entitled to indemnification, IRC’s by-laws require that such persons must have acted honestly and in good faith with a view to the best interest of IRC or the other entity, as the case may be, and, in any criminal or administrative action or proceeding that is enforced by a monetary penalty, such person must have had reasonable grounds for believing that his or her conduct was lawful. As permitted by the CBCA, IRC’s by- laws also allow it to advance money to such individual for costs, charges and expenses of any such proceeding. Any such indemnity or advance of monies by or on behalf of the corporation or other entity of which an individual acts or acted as a director or officer or in a similar capacity at the request of the corporation to procure judgment in its favour shall be subject to approval of a court.
(including attorneys’ fees), judgment, fine, amount paid in settlement and actually and reasonably incurred by such person. However, the corporation shall not be required to indemnify a person on account of any action, claim or proceeding initiated by such person against the corporation unless such action, claim or proceeding (i) relates to such person’s right to indemnification under any indemnification agreement entered into by such person and the corporation, (ii) was authorized in the specific case by action of the board of directors, or (iii) as otherwise required under the DGCL.

Royal Gold’s by-laws also require it to pay the expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any Proceeding in advance of its final disposition; provided that the payment of such expenses shall be made only upon receipt of an undertaking by the officer or director to repay all amounts advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified.

The indemnity provisions of IRC’s by-laws are in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

The rights to indemnification and advance of expenses in Royal Gold’s by-laws are not exclusive of any other rights that a person may have or acquire under any statute, provision, agreement, action of stockholders or disinterested directors or otherwise.

Royal Gold’s by-laws permit it to purchase insurance to protect itself and any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Limited Liability of Directors	The CBCA does not permit any limitation of a director’s liability other than in connection with the adoption of a unanimous shareholder agreement which restricts certain powers of the directors. If such a unanimous shareholder agreement	The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the fiduciary duty

	IRC Shareholder Rights	Royal Gold Stockholder Rights

were adopted, the parties who are given the power to manage or supervise the management of the business and affairs of the corporation under such agreement assume all of the liabilities of a director under the CBCA.

	The foregoing notwithstanding, subject to a director or officer exercising his or her powers and discharging his or her duties honestly and in good faith with a view to the best interests of the corporation, and subject to exercising care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, IRC’s by-laws provide that no director or officer shall be liable for: (i) the acts, receipts, negligence or defaults of any other person; (ii) joining in any receipt or other act for conformity; (iii) any loss, damage or expense to the corporation arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the corporation; (iv) the insufficiency or deficiency of any security in or upon which any monies of the corporation are invested; (v) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom monies, securities or other property of the corporation are lodged or deposited; (vi) any loss, damage or expenses occasioned by any error of judgment or oversight; or (vii) any other loss, damage or expense related to the performance or non- performance of the duties of that individual’s office.	of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) failing to act in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase that was illegal under applicable law. Royal Gold’s certificate of incorporation eliminates the monetary liability of directors to the corporation and its stockholders as permitted by the DGCL.

Derivative Actions	An IRC shareholder may apply to the court for leave to bring an action in the name of and on behalf of IRC or any subsidiary, or to intervene in an existing action to which IRC or a subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of IRC or its subsidiary. Under the CBCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that: (i) the shareholder has given the requisite notice to the directors of the corporation or its subsidiary of the shareholder’s intention to apply to the court if the directors do not bring, diligently prosecute or defend	Under the DGCL, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received stock in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. In addition, the stockholder must remain a stockholder throughout the litigation. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

IRC Shareholder Rights	Royal Gold Stockholder Rights

or discontinue the action; (ii) the shareholder is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it determines to be appropriate. In addition, under the CBCA, a court may order a corporation or its subsidiary to pay the shareholder’s interim costs, including reasonable legal fees and disbursements. Although the shareholder may be held accountable for the interim costs on final disposition of the complaint, he or she is not required to give security for costs in a derivative action.

Advance Notification Requirements for Proposals of Shareholders	Under the CBCA, proposals with respect to the nomination of candidates for election to the board of directors may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit such a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the corporation; or (ii) voting shares whose fair market value is at least C$2,000, and such registered or beneficial holder(s) must have held such shares for at least six months immediately prior to the day upon which the shareholder submits the proposal. In order for a proposal to include nominations of directors, it must be signed by one or more holders of shares representing not less than 5% of the shares (or shares of a class) entitled to vote at the meeting. A proposal under the CBCA must include the name and address of the person submitting the proposal, the names and addresses of the person’s supporters (if applicable), the number of shares of the corporation owned by such person(s) and the date upon which such shares were acquired.

If the proposal is submitted at least 90 days before the anniversary date of the notice of meeting sent to shareholders in connection with the previous annual meeting and the	Under Royal Gold’s by-laws, a stockholder may propose business to be considered at a stockholders meeting, including nominations of persons for election to the board of directors at the annual stockholders meeting, if the stockholder making such proposal is a stockholder of record at the time he or she gives notice (as described below) of the proposal and is entitled to vote at the stockholders meeting.

For matters a stockholder seeks to have included in the corporation’s proxy statement, the stockholder must comply with Rule 14a-8 of the Securities Exchange Act.

For nominations or other proper business which a stockholder does not seek to have included in the corporation’s proxy statement, the stockholder must give written notice thereof to the corporation’s secretary which must be received, in the case of an annual meeting, not less than 90 nor more than 120 calendar days prior to the first anniversary of the preceding year’s annual meeting, or in the case of a special meeting, not more than 10 days after the day on which notice of the special meeting is first mailed to stockholders. A stockholder’s notice shall set forth: (A) as to each person nominated for election as a director, (i) all information that is required to be disclosed pursuant to Regulation 14A under the Exchange Act,

IRC Shareholder Rights	Royal Gold Stockholder Rights

proposal meets other specified requirements, then the corporation shall either set out the proposal in the proxy circular of the corporation or attach the proposal thereto. In addition, if so requested by the person submitting the proposal, the corporation shall include in or attach to the proxy circular a statement in support of the proposal by the person and the name and address of such person.

If a corporation refuses to include a proposal in a management proxy circular, the corporation shall notify the person making such proposal in writing within 21 days after its receipt of the proposal (or proof of the person’s ownership of securities) of its intention to omit the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court and a court may restrain the holding of the special meeting and make any further order it sees fit. In addition, a corporation may apply to a court for an order permitting the corporation to omit the proposal from the management proxy circular and the court may make such order as it determines appropriate.	(ii) a description of all derivative interests (as defined in Royal Gold’s by-laws) in the securities of the corporation held by or on behalf of the proposed nominee, and any affiliates or associates thereof, as of the date of the notice, and (iii) a description of all compensation and other business arrangements during the past three years, and any other material relationships, between the stockholder making the nomination, or his or her affiliates and associates, and each proposed nominee, or any affiliates or associates thereof; (B) as to any other business proposed to be brought before a meeting, (i) a brief description of the business (including the text of the proposed business) and the reasons for conducting such business at the meeting, (ii) any material interest in such business of the stockholder proposing the business, or any affiliate or associate thereof, (iii) a description of all arrangements between the stockholder proposing the business, or any affiliate or associate thereof, and any other person(s) regarding the proposal, and (iv) all other information that would be required to be disclosed in filings with the SEC in the solicitation of proxies by the stockholder pursuant to Section 14 of the Exchange Act; and (C) as to the stockholder giving the notice, and any affiliate or associate thereof on whose behalf the nomination or proposal is made, (i) such person’s name and address as they appear on the corporation’s books, (ii) the class and number of shares of the corporation which are owned beneficially and of record by such person, (iii) any proxy, contract, arrangement, or relationship pursuant to which such person has a right to vote any security of the corporation, (iv) a description of all derivative interests (as defined in Royal Gold’s by-laws) held by such person as of the date of the notice, and (v) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection therewith for, as applicable, the proposal and/or for the election of directors pursuant to Section 14 of the Exchange Act.

	IRC Shareholder Rights	Royal Gold Stockholder Rights

Shareholder Rights Plans	On November 21, 2008, the IRC Board adopted the IRC Rights Plan, which was approved by the shareholders on May 13, 2009, in order to ensure that IRC’s shareholders are treated fairly in connection with any take-over bid and that the board of directors is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value. The rights under the IRC Rights Plan are comparable to those contemplated under rights plans adopted by other major Canadian corporations. For a complete copy of the IRC Rights Plan, see IRC’s profile on www.sedar.com.	On September 10, 2007, Royal Gold adopted a First Amended and Restated Rights Agreement (“Royal Gold Rights Agreement”) intended to deter coercive or abusive tender offers and market accumulations and to encourage a potential acquirer to negotiate with the board of directors. Under the Royal Gold Rights Agreement, each stockholder of the corporation holds one right for each share of the corporation’s common stock held. The rights generally become exercisable only in the event that an acquiring party accumulates 15% or more of the corporation’s outstanding common stock. If this occurs, subject to certain exceptions, each right (except for rights held by the acquiring party) allows its holder to purchase one one-thousandth of a newly issued share of Series A junior participating preferred stock, or common stock, of Royal Gold with a value equal to twice the exercise price of the right, initially set at US$175 under the Royal Gold Rights Agreement. The rights are set to expire on September 10, 2017.

Inspection of Books and Records	Under the CBCA, shareholders, creditors and their representatives, after giving the required notice, may examine certain of the records of a corporation during usual business hours and take copies of extracts free of charge.	Under the DGCL, any stockholder may inspect the corporation’s books and records for a proper purpose.

Amendment of Governing Documents	Under the CBCA, any amendment to a corporation’s articles generally requires shareholder approval by special resolution.

The IRC Board may repeal any by-laws by passing a by-law that contains a provision to that effect. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If a by-law, amendment or repeal is rejected by the shareholders, or	Under the DGCL, a corporation’s certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares. Royal Gold’s certificate of incorporation reserves the right to amend or repeal any provision of the certificate of incorporation by the affirmative vote of the stockholders representing a majority of the stock entitled to vote.

IRC Shareholder Rights	Royal Gold Stockholder Rights

the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, then such by-law, amendment or repeal will cease to be effective and no subsequent resolution of the directors to make, amend or repeal a by-law having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the shareholders.	In addition, under the DGCL, class voting rights exist with respect to amendments to the certificate of incorporation that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise. Royal Gold’s certificate of incorporation does not have alternate provisions regarding class voting rights.

Under the DGCL, the board of directors may amend a corporation’s by-laws if so authorized in the certificate of incorporation. Royal Gold’s certificate of incorporation authorizes the board of directors to make, alter or repeal the by-laws, and Royal Gold’s by-laws provide that they may be amended, altered or repealed, and new by-laws may be made, by resolution adopted by a majority of the entire board of directors. The stockholders of a Delaware corporation also have the power to amend by-laws by the affirmative vote of a majority of outstanding stock entitled to vote thereon.

APPENDIX C

INFORMATION RELATING TO ROYAL GOLD AND CANCO

The following information about Royal Gold and Canco should be read in conjunction with the information described below under Appendix C — “Documents Incorporated by Reference”, which information forms part of the Circular.

Description of Business and Recent Developments

Royal Gold Overview

Royal Gold is a corporation existing under the laws of the State of Delaware. Royal Gold is engaged in the business of acquiring and managing precious metals royalties. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Royal Gold owns royalties on 21 producing properties, 13 development stage properties and over 80 exploration stage properties, of which Royal Gold considers 25 to be evaluation stage projects. Royal Gold uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. Royal Gold does not conduct mining operations and is not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on the properties on which it holds royalty interests. For the three months ended September 30, 2009, Royal Gold derived 86% of its total revenue from gold royalties, 2% of its total revenue from silver royalties, 7% of its total revenue from copper royalties, and 5% of its total revenue from other royalties.

Royal Gold is engaged in a continual review of opportunities to acquire existing royalties, to create new royalties through the financing of mining projects or to acquire companies that hold royalties. Royal Gold has used both cash and its common stock in its acquisitions and may issue substantial additional amounts of common stock as consideration in acquisitions in the future. At the current time Royal Gold is evaluating or in discussions regarding a variety of different transactions that have varying likelihoods of being concluded. At this time there can be no assurance that all or any of the possible transactions will be concluded successfully.

Royal Gold Business Model and Growth Strategy

Royal Gold is engaged in the business of acquiring and managing precious metals royalties. Royal Gold seeks to acquire existing royalties and to create new royalties through the financing of mining, development or exploration projects in exchange for royalty interests. Royal Gold does not conduct mining operations. The key elements of Royal Gold’s business model and growth strategy are as follows:

•	Focus on Gold and Precious Metals through Royalty Ownership. Royal Gold has established its business model based on the premise that an attractive means to gain exposure to gold and precious metals prices is to acquire and hold royalty interests in gold and precious metal properties, rather than to engage directly in mining operations. By holding royalties, Royal Gold benefits from (i) increases in commodity prices, (ii) production increases from properties subject to Royal Gold’s royalty interests, and (iii) reserve increases on properties subject to Royal Gold royalty interests, potentially extending Royal Gold’s revenue stream from such properties. Royal Gold is not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on the properties on which it holds royalties, and, as a result, Royal Gold has been able to achieve historically high margins and low overhead. Royal Gold believes its exposure to operating risks are further reduced because its portfolio is comprised of royalties on properties operated by experienced and well regarded operators throughout the world, including Barrick Gold Corporation (“Barrick”), Newmont Mining Corporation (“Newmont”), AngloGold Ashanti Limited (“Anglogold”), Goldcorp Inc. (“Goldcorp”), Kinross Gold Corporation, Teck Resources Limited (“Teck”) and Xstrata Plc.

•	Industry Experience and Relationships. Royal Gold relies on its experienced management team to identify opportunities and to structure creative approaches to acquire royalty interests, as well as to manage royalty streams once acquired. Royal Gold’s management team includes senior executives with many years of industry experience in geology, mine operations, mining law and mine financing. The management team maintains personal relationships throughout the industry, from major mining companies to exploration companies, landowners and prospectors, giving Royal Gold an excellent platform from which to identify, target and obtain or create royalty interests.

•	Acquisition of Royalties on Producing Mines or Development Projects. Royal Gold actively seeks to acquire royalties on both producing mines and development projects and has successfully executed an acquisition strategy that has more than doubled the reserves subject to its royalty interests from fiscal 2006 through fiscal 2009. Producing royalties generate revenue, while development stage properties represent an important part of Royal Gold’s growth strategy. Development stage properties not only provide a pipeline of reserves subject to Royal Gold’s royalty interests, but also provide potential future revenue should they begin production over the next several years as expected by the operators of Royal Gold’s principal development projects. Royal Gold also considers evaluation and exploration stage properties to be an important component in maintaining a balanced royalty portfolio with potential for future growth. Royal Gold has acquired portfolios of royalties that include royalties on exploration and evaluation stage properties that Royal Gold believes have potential.

Royal Gold recently announced the pending acquisition of a production interest in the Andacollo project, a key development stage property:

¡	On April 3, 2009, Royal Gold entered into a definitive agreement that was subsequently amended and restated on January 12, 2010 with a Chilean subsidiary of Teck, Compañía Minera Teck Carmen de Andacollo (“CDA”), to acquire an interest in the gold produced from the sulfide portion of the Andacollo project in Chile (the “Andacollo Production Interest”), for a purchase price of US$217.9 million in cash and 1,204,136 Royal Gold common shares (the “Teck Transaction”). The closing of the Teck Transaction is contingent on certain closing conditions, including a mutual closing condition that CDA’s material governmental approvals are not withdrawn or challenged (or such action threatened). CDA will be precluded from relying on this condition regarding governmental approvals if Royal Gold waives the condition and its rights to indemnification from CDA with respect to such governmental approvals. Subject to the foregoing, either party may terminate the definitive agreement if the closing conditions are not met or waived by January 29, 2010. There is no assurance that the Teck Transaction will be completed.

¡	The Andacollo Production Interest will equal 75% of the gold produced from the sulfide portion of the Andacollo project until 910,000 payable ounces of gold have been sold, and 50% of the gold produced in excess of 910,000 payable ounces of gold having been sold. The mine, located about 34 miles southeast of the city of La Serena, Chile, produces copper from the oxide portion of the project and Teck is currently beginning commissioning of facilities to produce both copper and gold from the sulfide portion of the project. The Andacollo Production Interest will not cover copper production.

¡	Once the mine is in full production, CDA expects the mill to have a capacity of 55,000 tonnes per day. Gold will be produced as a by-product of copper production, with a gold recovery rate estimated by CDA to be approximately 61%. CDA estimates that the mine will produce on average approximately 53,000 ounces of gold and 76,000 tonnes of copper in concentrate annually for the first 10 years of commercial production, with an estimated mine life of 20 years. Due to challenges to previously granted permits relating to CDA’s water supply, the operator has indicated that start-up will be delayed until the first quarter of calendar 2010.

Royal Gold’s other recent key acquisitions of producing and development stage properties include:

¡	On October 1, 2008, Royal Gold acquired a portfolio of 72 royalties from Barrick, including the remaining 70% of a royalty on the Mulatos gold mine located in Mexico of which Royal Gold previously owned 30%, as well as royalties on the Canadian Malartic gold project, the Holloway-Holt mining project in Ontario, Canada and the Siguiri gold mine in the Republic of Guinea.

¡	In fiscal 2008, Royal Gold acquired royalties on the Marigold gold project located in Nevada and the El Chanate mine located in Mexico and 13 royalties as part of Royal Gold’s acquisition of Battle Mountain Gold Exploration Corp. (“Battle Mountain”), including two royalties on the Dolores mine in Mexico.

¡	In fiscal 2007, Royal Gold acquired royalties on the Peñasquito mine located in Mexico and the Pascua-Lama project located in Chile.

¡	In fiscal 2006, Royal Gold acquired a royalty on the Robinson mine located in Nevada, 30% of a royalty on the Mulatos mine (the remaining 70% of which was acquired in October 2008 as described above) and four royalties on the Taparko mine located in Burkina Faso through a financing arrangement with High River Gold Mines Ltd. (“High River”).

•	Utilize Flexible Acquisition Approaches. Royal Gold has pursued a growth strategy using a variety of acquisition structures to grow its royalty portfolio, including the following: (i) the acquisition of existing royalties or portfolios of existing royalties, (ii) the creation of new royalties by providing financing or capital, including for exploration activities, in exchange for royalties, and (iii) the acquisition of companies holding royalty assets. Royal Gold’s ability to utilize various acquisition structures allows it to adapt to changing market conditions and to capitalize on the changing needs of mining companies. Royal Gold takes a flexible approach to each royalty acquisition it examines, with consideration given to industry conditions as well as the various goals and capabilities of each operator or potential business partner.

•	Royalty Evaluation Criteria. Royal Gold believes there are substantial benefits to holding royalties on properties with significant reserves that represent long-lived assets. Royal Gold utilizes a series of technical, business and legal criteria by which it evaluates potential royalty acquisitions. Among the factors considered are: (i) the quality of the asset, (ii) the reputation of the operator, (iii) country risks, (iv) environmental risks, (v) timing of anticipated production, (vi) potential for reserve growth, (vii) overall size and likely duration of the project, and (viii) strategic, financial and operating impact of the acquisition on Royal Gold. Royal Gold relies both on its own management expertise, and on that of consultants, to evaluate mining properties and reserves in order to evaluate royalties for acquisition. Royal Gold believes its systematic evaluation of royalties combined with its experience provides it a competitive advantage in acquiring royalties.

•	Organic Growth through Reserve Replacement. In addition to acquiring royalties with existing or anticipated near-term production, Royal Gold seeks to acquire and manage royalties with substantial potential for further reserve growth. This provides cost-free upside from the exploration efforts of the operator because additional reserves, if mined, extend Royal Gold’s revenue stream from the property with no additional cost to Royal Gold. For example, in May 2009, Royal Gold reported significant reserve growth on royalties owned by Royal Gold including an additional 2.4 million ounces of gold reserves announced by Barrick at the Crossroads deposit at the Cortez Pipeline Mining Complex (“Cortez”), which more than doubled the reserves subject to Royal Gold’s royalty interest at Cortez, and reserve increases at Goldcorp’s Peñasquito mine of 34% and 21% in gold and silver, respectively, both of which are subject to Royal Gold’s royalty interest.

Principal Royalty Properties

Royal Gold’s portfolio includes gold royalties on properties owned by various operating companies across six continents. Royal Gold’s principal producing and development royalty properties outside of the United States are primarily located in Canada (Canadian Malartic, Holt), Mexico (Peñasquito, Mulatos, and Dolores), Chile (Pascua-Lama, Andacollo) and West Africa (Taparko and Siguiri). Royal Gold also holds royalties on properties in Argentina, Australia, Bolivia, Burkina Faso, Colombia, Finland, Honduras, Nicaragua and Russia.

Royal Gold’s principal producing and development royalties are listed below. Royal Gold considers both historical and future potential revenues in determining which royalties in its portfolio are principal to its business. Estimated future potential royalty revenues from both producing and development properties are based on a number of factors, including reserves subject to Royal Gold’s royalty, production estimates, feasibility studies, metal price assumptions, mine life, legal status and other factors and assumptions, any of which could change and could cause Royal Gold to conclude that such royalties are no longer principal to its business.

Royal Gold’s principal producing royalties are as follows:

•	four royalty interests on Cortez located in Nevada and operated by subsidiaries of Barrick;

•	one royalty interest on the Robinson mine located in eastern Nevada and operated by a subsidiary of Quadra Mining Ltd.;

•	one royalty interest on the Leeville mine located in Nevada and operated by a subsidiary of Newmont;

•	one royalty interest on the Goldstrike mine located in Nevada and operated by a subsidiary of Barrick;

•	one royalty interest on the Peñasquito mine, covering both the oxide portion of the deposit and the sulfide portion of the deposit located in Zacatecas, Mexico and operated by a subsidiary of Goldcorp;

•	one royalty interest on the Mulatos mine located in Sonora, Mexico and operated by a subsidiary of Alamos Gold, Inc.;

•	two royalty interests that are currently in effect, and two royalty interests that are not yet in effect, on the Taparko mine located in Burkina Faso and operated by a subsidiary of High River;

•	one royalty interest on the Siguiri mine located in the Republic of Guinea and operated by AngloGold; and

•	two royalty interests on the Dolores mine located in Chihuahua, Mexico and operated by a subsidiary of Minefinders Corporation, Ltd.

Royal Gold’s principal development royalties are as follows:

•	two royalty interests on the Pascua-Lama project located in Chile and operated by a subsidiary of Barrick;

•	one royalty interest on the Holt portion of the Holloway-Holt project located in Ontario, Canada and owned by St. Andrew Goldfields Ltd.;

•	one royalty interest on the Canadian Malartic project located in Quebec, Canada and operated by Osisko Mining Corporation; and

•	the Andacollo Production Interest, which will equal 75% of the gold produced from the sulfide portion of the Andacollo project until 910,000 payable ounces of gold have been sold, and 50% of the gold produced in excess of 910,000 payable ounces of gold having been sold. See “Royal Gold Business Model and Growth Strategy — Acquisition of Royalties on Producing Mines or Development Projects” above.

Canco Overview

Canco is a corporation incorporated under the CBCA on December 14, 2009 for the purpose of implementing the Arrangement. To date, Canco has not carried on any business except in connection with its role as a party to the Arrangement Agreement. Canco is an indirect wholly-owned subsidiary of Royal Gold. Canco’s registered office is located at 66 Wellington Street West, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6. The directors of Canco are Donald Worth, Stanley Dempsey and Tony Jensen. The officers of Canco are Tony Jensen (President), Stefan Wenger (Vice President and Treasurer), Karen Gross (Vice President and Secretary) and Bruce Kirchhoff (Vice President and General Counsel).

Share Capital

Royal Gold

Royal Gold is authorized by its certificate of incorporation to issue 110 million shares of stock, consisting of (i) 100 million shares of common stock, each share having a par value of US$0.01 and (ii) 10 million shares of preferred stock, each share having a par value of US$0.01.

The board of directors is authorized to fix preferences, rights, limitations and restrictions on the preferred stock, or any series thereof, to the extent permitted by Section 151 of the DGCL.

The number of shares of Royal Gold’s common stock outstanding is based on 40,778,195 shares outstanding as of September 30, 2009. This number excludes:

•	up to 7,750,000 shares of common stock issuable to IRC Shareholders pursuant to the Arrangement;

•	1,204,136 shares of common stock issuable to CDA pursuant to the Teck Transaction;

•	521,390 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of US$23.77 per share, of which 447,556 shares of common stock are subject to options that are vested and immediately exercisable;

•	101,250 performance shares that vest upon achieving certain performance goals;

•	50,500 shares of common stock issuable upon exercise of outstanding stock-settled stock appreciation rights (“SSARs”), of which zero shares are vested and immediately exercisable; and

•	263,150 shares of common stock reserved for future issuance under Royal Gold’s equity compensation plans.

In addition, in connection with the consummation of the Arrangement, there will be one share of Royal Gold special voting stock (a type of Royal Gold preferred stock) held by the Voting and Exchange Trustee for the benefit of the holders of Exchangeable Shares issued by Canco, which will permit the Voting and Exchange Trustee to cast up to that number of votes that is equal to the number of Exchangeable Shares then outstanding on all matters on which the holders of Royal Gold common stock are entitled to vote, as described under “Description of Exchangeable Shares and Related Agreement — Voting and Exchange Trust Agreement”.

Canco

The authorized capital of Canco consists of an unlimited number of common shares. The share capital of Canco will be amended prior to the Effective Time to create the Exchangeable Shares. See “Description of Exchangeable Shares and Related Agreements — Description of Exchangeable Shares” for a summary of certain provisions of the Exchangeable Shares which will be created prior to the Effective Time.

As of the date hereof, there is one common share of Canco issued and outstanding, which is held by RGLD Holdings, LLC (a wholly-owned subsidiary of Royal Gold). The holders of Canco’s common shares are entitled to receive notice of and to attend all meetings of Canco’s shareholders and to one vote in respect of each common share held at all such meetings. The holders of Canco’s common shares will, subject to the rights of the holders of Exchangeable Shares, be entitled to receive dividends if, as and when declared by the board of directors of Canco out of the assets of Canco properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors of Canco may from time to time determine. In the event of the liquidation, dissolution or winding up of Canco or other distribution of assets of Canco among its shareholders for the purpose of winding up its affairs, the holders of Canco’s common shares will, subject to the rights of the holders of Exchangeable Shares and any other class of shares of Canco entitled to receive assets of Canco upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

Dividends

Royal Gold has paid a cash dividend on its common stock for each fiscal year beginning in fiscal 2000, which has increased each fiscal year beginning in 2001. Royal Gold currently plans to pay a dividend on a calendar year basis, subject to the discretion of its board of directors. Royal Gold’s board of directors may determine not to declare a dividend based on a number of factors, including the gold price, economic and market conditions, funding requirements of Royal Gold’s operations and opportunities that might arise in the future.

For calendar 2010, Royal Gold announced an annual dividend of US$0.36 per share of common stock, payable in four quarterly payments of US$0.09 each. Royal Gold will pay the first payment of US$0.09 per share on January 15, 2010, to stockholders of record at the close of business on January 4, 2010.

For calendar 2009, Royal Gold paid an annual dividend of US$0.32 per share of common stock, payable in four quarterly payments of US$0.08 each. For calendar 2008, Royal Gold paid an annual dividend of US$0.28 per share of common stock, payable in four quarterly payments of US$0.07 each.

Principal Offices

Royal Gold’s and Canco’s principal offices are located at 1660 Wynkoop St., Suite 1000, Denver, Colorado, USA. The telephone number of Royal Gold’s principal office is 303-573-1660.

Auditors and Transfer Agent

The auditors of Royal Gold and Canco are PricewaterhouseCoopers LLP (Denver, Colorado), an independent registered public accounting firm. The transfer agent for Royal Gold is Computershare Trust Company N.A. The transfer agent and registrar for the Exchangeable Shares will be Computershare Trust Company of Canada at its office in Toronto, Ontario.

Presentation of Financial Information

The following summary of Royal Gold’s consolidated financial data should be read together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Royal Gold’s consolidated financial statements and related notes and other financial information contained in Royal Gold’s Annual Report on Form 10-K (filed with the SEC on August 21, 2009) for the fiscal year ended June 30, 2009 and Royal Gold’s Quarterly Report on Form 10-Q (filed with the SEC on November 6, 2009) for the period ended September 30, 2009, both of which are among the documents incorporated by reference into this Circular. Royal Gold derived the consolidated statement of operations data for the years ended June 30, 2009, 2008 and 2007 from Royal Gold’s audited consolidated financial statements. Royal Gold derived the unaudited consolidated financial data for the three months ended September 30, 2009 and 2008 from its unaudited consolidated financial statements, which include all adjustments, consisting only of normal recurring adjustments, that Royal Gold’s management considers necessary for a fair presentation of the information shown. Historical results are not necessarily indicative of the results to be expected in the future. On July 1, 2009, Royal

Gold adopted a new accounting standard included in the Financial Accounting Standards Board Codification (“FASB ASC”), FASB ASC 810, Consolidations. The adoption of the new standard changed the presentation of Royal Gold’s non-controlling (minority) interests and did not have a material impact on Royal Gold’s consolidated financial position or results of operations. The following summary consolidated financial data for fiscal years ended June 30, 2009, 2008 and 2007 reflect the presentation changes of the recently adopted accounting standard. Royal Gold’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, which differ in certain respects from generally accepted accounting principles in Canada. Therefore the financial data contained in or incorporated by reference in this offering circular may not be comparable to the financial data of Canadian companies.

	For the Three Months		For the Fiscal Years
	Ended September 30,		Ended June 30,
	2009	2008	2009	2008	2007
	(unaudited)
	(US$ in thousands, except share and per share data)

Statements of Operations Data:
Royalty revenues	$26,113	$16,079	$73,771	$66,297	$48,357
Costs and expenses
Costs of operations	1,201	847	3,551	3,664	3,265
General and administrative	2,195	1,671	7,352	7,208	5,824
Exploration and business development	885	674	2,998	4,079	2,493
Depreciation, depletion and amortization	11,078	4,423	32,578	18,364	8,269

Total costs and expenses	15,359	7,615	46,479	33,315	19,851

Operating income	10,754	8,464	27,292	32,982	28,506
Gain on royalty restructuring	—	—	33,714	—	—
Interest and other income	1,753	939	3,192	6,742	4,258
Interest and other expense	(355)	(288)	(984)	(1,729)	(1,973)

Income before income taxes	12,152	9,115	63,214	37,995	30,791
Income tax expense	(3,030)	(3,129)	(21,857)	(12,050)	(9,549)
Loss from equity investment	—	—	—	(550)	—

Net Income	9,122	5,986	41,357	25,395	21,242
Less: Net income attributable to non-controlling interests	(1,996)	(237)	(3,009)	(1,352)	(1,522)

Net income attributable to Royal Gold stockholders	$7,126	$5,749	$38,348	$24,043	$19,720

Net income available to Royal Gold common stockholders	$7,126	$5,749	$38,348	$19,255	$19,720

Net income per share attributable to Royal Gold stockholders:
Basic	$0.18	$0.17	$1.09	$0.62	$0.79

Diluted	$0.17	$0.17	$1.07	$0.61	$0.79

Weighted average number of common shares outstanding Basic	40,502,139	33,926,495	35,337,133	31,054,725	24,827,319
Diluted	40,861,713	34,278,980	37,789,076	31,390,293	25,075,086

Risk Factors

The following risk factors should be considered by IRC Securityholders in evaluating whether to approve the Arrangement Resolution and to invest in the Royal Gold Shares or the Exchangeable Shares. These factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular. An investment in the Royal Gold Shares, including by way of an investment in the Exchangeable Shares, involves several notable risks. IRC Securityholders should carefully consider the risks described below, as well as the other information included or incorporated by reference in this Circular, before approving the Arrangement Resolution and/or making an investment decision. Royal Gold’s business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of Royal Gold’s securities could decline due to any of these risks. In addition, please read the section entitled “Forward-Looking Statements” in this Circular, where additional uncertainties associated with the forward-looking statements included or incorporated by reference in this Circular are described. Please note that additional risks not presently known to Royal Gold or that Royal Gold currently deems immaterial may also impair Royal Gold’s business and operations.

Risks Related to Royal Gold’s Business

Royal Gold received significant revenue in fiscal 2009 from Cortez, and this maturing mine is likely to experience production declines.

Approximately 22%, and 33% of Royal Gold’s revenues were derived from Cortez in fiscal years 2009 and 2008, respectively, and approximately 22% and 28% of Royal Gold’s revenues were derived from Cortez for the three months ended September 30, 2009 and 2008, respectively. Royal Gold expects that revenue from its royalties at Cortez will continue to be a significant contributor to its revenue in future periods. However, as Cortez and other mines on which Royal Gold has royalties mature, Royal Gold can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration. There can be no assurance that the operators of Cortez or Royal Gold’s other properties will be able to maintain or increase production or replace reserves as they are mined.

Royal Gold owns passive interests in mining properties, and it is difficult or impossible for it to ensure properties are operated in Royal Gold’s best interest.

All of Royal Gold’s current revenue is derived from royalties on properties operated by third parties. The holder of a royalty interest typically has no authority regarding the development or operation of a mineral property. Therefore, Royal Gold is not in control of decisions regarding development or operation of any of the properties on which it holds a royalty interest, and Royal Gold has limited or no legal rights to influence those decisions.

Royal Gold’s strategy of having others operate properties on which it retains a royalty or other passive interest puts Royal Gold generally at risk to the decisions of others regarding all operating matters, including permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters and temporary or permanent suspension of operations, among others. These decisions are likely to be motivated by the best interests of the operator rather than to maximize royalties. Although Royal Gold attempts to secure contractual rights, such as audit or access rights when it creates new royalties, that will permit it to protect its interests, there can be no assurance that such rights will always be available or sufficient, or that Royal Gold’s efforts will be successful in achieving timely or favourable results or in affecting the operation of the properties in which Royal Gold has royalty interests in ways that would be beneficial to Royal Gold’s stockholders.

Volatility in gold, silver, copper and other metal prices may have an adverse impact on the value of Royal Gold’s royalty interests and reduce its royalty revenues.

The profitability of Royal Gold’s royalty interests is directly related to the market price of gold, silver, copper and other metal prices. The market price of each metal may fluctuate widely and is affected by numerous factors beyond the control of any mining company. These factors include metal supply, industrial and jewellery fabrication and investment demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales and loans by central banks, forward sales by metal producers, global or regional political, economic or banking crises and a number of other factors. If the market price of gold, silver, copper or certain other metals should drop, then Royal Gold’s royalty revenues could also drop. Royal Gold’s sliding-scale royalties at Cortez, Taparko, Pascua Lama and other properties amplify this effect.

When the gold price falls below a certain mark in a sliding-scale royalty, Royal Gold receives a lower royalty rate on production. Furthermore, if gold, silver, copper and certain other metal prices drop dramatically, Royal Gold might not be able to recover its initial investment in royalty interests or properties. In addition, certain royalty agreements, such as that in place for Royal Gold’s interest at Robinson and Penasquito, provide that royalty payments to Royal Gold are subject to subsequent adjustment based on commodity prices at a later date, three to four months in the case of Robinson, which can result in adjustments to Royal Gold’s royalty revenue in later periods. Hence, Royal Gold may experience positive or negative adjustments to recognized royalty revenues based on changes in commodity prices. Moreover, the selection of a royalty investment or of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that decisions about exploration, development and construction are made and the commencement of production can have a material adverse effect on the economics of a mine and can eliminate or have a material adverse impact on the value of royalty interests.

The volatility in gold prices is illustrated by the following table, which sets forth, for the periods indicated (calendar year), the high and low prices in U.S. dollars per ounce of gold, based on the London P.M. fix.

Gold Price Per Ounce (US$)

Year	High	Low

2000	312	263
2001	293	256
2002	349	278
2003	416	320
2004	454	375
2005	537	411
2006	725	525
2007	841	608
2008	1,011	713
2009	1,212	810
2010 (through January 12, 2010)	1,153	1,122

The volatility in silver prices is illustrated by the following table, which sets forth, for the periods indicated (calendar year), the high and low prices in U.S. dollars per ounce of silver, based on the London Bullion Market Association fixing.

Silver Price Per
Ounce (US$)

Year	High	Low

2000	5.45	4.57
2001	4.82	4.07
2002	5.10	4.24
2003	5.97	4.37
2004	8.29	5.50
2005	9.23	6.39
2006	14.94	8.83
2007	15.82	11.67
2008	20.92	8.88
2009	19.18	10.51
2010 (through January 12, 2010)	18.84	17.17

The volatility in copper prices is illustrated by the following table, which sets forth, for the periods indicated (calendar year), the high and low prices in U.S. dollars per pound of copper, based on the London Metal Exchange cash settlement price for copper Grade A.

Copper Price Per Pound (US$)

Year	High	Low

2000	0.89	0.76
2001	0.81	0.62
2002	0.75	0.67
2003	1.00	0.72
2004	1.43	1.10
2005	2.08	1.44
2006	3.65	2.15
2007	3.77	2.37
2008	4.08	1.26
2009	3.33	1.38
2010 (through January 12, 2010)	3.49	3.37

Royal Gold’s revenues are subject to operational and other risks faced by operators of its mining properties.

Although Royal Gold is not required to pay capital costs or operating costs, its financial results are subject to hazards and risks normally associated with developing and operating mining properties, both for the properties where it may conduct exploration or indirectly for properties operated by others where it holds royalty interests. These risks include:

•	insufficient ore reserves;

•	fluctuations in production costs incurred by the operators or third parties that may make mining of ore uneconomical or impact the amount of reserves;

•	declines in the price of gold and other metals;

•	mine operating and ore processing facility problems;

•	economic downturns and operators’ insufficient financing;

•	significant changes to environmental and other regulatory permitting requirements and restrictions;

•	challenges by non-mining interests to existing permits and mining rights, and to applications for permits and mining rights;

•	community unrest and labour disputes;

•	geological problems;

•	pit wall or tailings dam failures or any underground stability issues;

•	natural catastrophes such as floods or earthquakes; and

•	the risk of injury to persons, property or the environment.

Operating cost increases can have a negative effect on the value of and income from Royal Gold’s royalty interests by potentially causing an operator to curtail, delay or close operations at a mine site.

Royal Gold depends on operators for the calculation of royalty payments, and it may not be able to detect errors, or payment calculations may call for retroactive adjustments.

Royal Gold’s royalty payments are calculated by the operators of the properties on which it has royalties based on their reported production. Each operator’s calculation of Royal Gold’s royalty payments is subject to and dependent upon the adequacy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. For example, the complex nature of mining and ownership of mining interests can result in errors regarding allocation of production, such as those that occurred in connection with Royal Gold’s restatement of its consolidated financial statements for fiscal 2008. Certain royalty agreements require the operators to provide Royal Gold with production and operating information that may, depending on the completeness and accuracy of such information, enable Royal Gold to detect errors in the calculation of royalty payments that it receives. Royal Gold does not, however, have the contractual right to receive production information for all of its royalty interests. As a result, Royal Gold’s ability to detect royalty payment errors through its royalty monitoring program and its associated internal controls and procedures is limited, and the possibility exists that Royal Gold will need to make retroactive royalty revenue adjustments. Some of Royal Gold’s royalty contracts provide the company the right to audit the operational calculations and production data for the associated royalty payments; however, such audits may occur many months following Royal Gold’s recognition of the royalty revenue and may require it to adjust its royalty revenue in later periods. In addition, certain royalty agreements, such as Royal Gold’s royalty agreement for the Robinson mine, provide that royalty payments to the company are subject to subsequent adjustment based on commodity prices at a later date, three to four months in the case of Robinson, which can result in adjustments to Royal Gold’s royalty revenue in later periods. Hence, audits of payments with these terms may result in the recognition by Royal Gold of retroactive changes to previously disclosed royalty revenues.

The closing of the Teck Transaction is subject to closing conditions, and there can be no assurance the closing conditions will be met.

The closing of the Teck Transaction is subject to satisfaction or waiver of certain conditions, including a mutual closing condition that CDA’s material governmental approvals are not withdrawn or challenged (or such action threatened). CDA will be precluded from relying on this condition regarding governmental approvals if Royal Gold waives the condition and its rights to indemnification from CDA with respect to such governmental approvals. Either party may terminate the definitive agreement if closing conditions are not satisfied or waived by January 29, 2010. There is no assurance that the Teck Transaction will be completed.

Even if the Teck Transaction is completed, the Andacollo Production Interest may not produce the anticipated royalty revenue.

Even if the Teck Transaction is completed, there can be no assurance that the production interest Royal Gold acquires on the Andacollo project will produce the anticipated royalty revenue. The success of the Andacollo project depends upon, among other factors, the ability of the operator to complete the construction of the mine and mill facilities for the sulfide portion of the deposit at the project, the ability of the operator to bring the project into production, the price of copper, the availability of resources necessary to construct and operate the project, including adequate water supply and rights of way, and receipt and maintenance of necessary environmental and other permits to operate the project. While Royal Gold understands that the required air, water and other environmental permits are currently held by CDA, there are proceedings involving CDA’s permitting matters that CDA expects to be resolved in its favour. There can be no assurance that developments in the political or regulatory environment will not require CDA to take further action to maintain its permits or obtain other permits in order to complete development or to operate the project. The failure to maintain or obtain such permits could materially and adversely affect the anticipated benefits to Royal Gold of the Teck Transaction.

The Andacollo project is a copper mine with gold produced as a by-product. Royal Gold’s production interest, once acquired, will cover only the gold produced from the sulfide portion of the Andacollo project. Consequently, if the price of copper drops, the operator may curtail or delay construction of the sulfide portion or may close operations at the mine site. If the Teck Transaction is completed, the failure of the Andacollo project to produce anticipated royalty revenues may materially and adversely affect Royal Gold’s financial condition, results of operations, cash flows and the other benefits it expects to achieve from the Teck Transaction.

Royal Gold may incur substantial indebtedness that could have adverse effects on its business.

In connection with the Arrangement, Royal Gold has entered into commitment letters and is negotiating definitive documentation with HSBC Bank, an affiliate of HSBC Securities (USA), Inc. to provide Royal Gold a Term Loan in a proposed aggregate amount of up to US$100 million with a term of 18 months. Royal Gold may incur additional substantial indebtedness in the future in connection with the financing of acquisitions, strategic transactions or for other purposes. If it were to incur substantial additional indebtedness, including increased borrowing under its credit facility, it may become difficult for Royal Gold to satisfy its debt obligations, increase its vulnerability to general adverse economic and industry conditions, require it to dedicate a substantial portion of its cash flow from operations and proceeds of any equity issuances to payments on its indebtedness, thereby reducing the availability of cash flow to fund acquisitions and dividends and other general corporate purposes, which may place Royal Gold at a competitive disadvantage relative to its competitors that have less debt or have other adverse effects on Royal Gold.

Royal Gold may be unable to successfully acquire additional royalty interests.

Royal Gold’s future success depends upon its ability to acquire royalty interests at appropriate valuations, including through corporate acquisitions, to replace depleting reserves and to diversify its royalty portfolio. Royal Gold anticipates that most of its revenues will be derived from royalty interests that it acquires or finances, rather than through exploration and development of properties. There can be no assurance that Royal Gold will be able to identify and complete the acquisition of such royalty interests, or businesses that own desired royalty interests, at reasonable prices or on favourable terms. In addition, Royal Gold faces competition in the acquisition of royalty interests. Furthermore, there is no assurance that the Teck Transaction will be completed. The closing of the Teck Transaction is subject to satisfaction or waiver of certain conditions, and either party may terminate the definitive agreement if closing conditions are not satisfied or waived by January 29, 2010.

If Royal Gold is unable to successfully acquire additional royalties, the reserves subject to its royalties will decline as the producing properties on which it has royalties are mined. Royal Gold may also experience negative reactions from the financial markets or operators of properties on which it seeks royalties if it is unable to successfully complete acquisitions of royalty interests or businesses that own desired royalty interests. Each of these factors may adversely affect the trading price of its common stock or its financial condition or results of operations.

Risks Related to Royal Gold’s Common Stock

Royal Gold’s stock price may continue to be volatile and could decline.

The market price of Royal Gold common stock has fluctuated and may decline in the future. For example, the high and low sale prices on NASDAQ of its common stock were US$37.50 and US$23.25 in the fiscal year ended June 30, 2007, US$35.42 and US$23.85 for the fiscal year ended June 30, 2008, US$49.81 and US$22.75 for the fiscal year ended June 30, 2009, US$49.35 and US$37.35 in the three-month period ended September 30, 2009, and US$55.96 and US$42.90 for the period October 1, 2009 through December 31, 2009. On January 15, 2010, the closing sale price of Royal Gold’s common stock as reported on the NASDAQ was US$47.21. The fluctuation of the market price of Royal Gold’s common stock has been affected by many factors that are beyond Royal Gold’s control, including:

•	the market price of gold and other metals;

•	interest rates;

•	expectations regarding inflation;

•	the ability of operators to produce precious metals and develop new reserves;

•	currency values;

•	credit market conditions;

•	general stock market conditions; and

•	global and regional political and economic conditions.

If a large number of shares of Royal Gold common stock is sold in the public market, the sales could reduce the trading price of Royal Gold common stock or the Exchangeable Shares and impede Royal Gold’s ability to raise future capital.

Royal Gold cannot predict what effect, if any, future issuances by it of its common stock or of other equity will have on the market price of its common stock or the Exchangeable Shares. In addition, the shares of common stock that Royal Gold issues in connection with an acquisition may not be subject to resale restrictions. Royal Gold may issue substantial additional shares of common stock or other securities in connection with acquisition transactions. The market price of Royal Gold’s common stock could decline if certain large holders of Royal Gold Shares, or recipients of its common stock in connection with an acquisition, sell all or a significant portion of their shares of common stock or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, these sales could also impair Royal Gold’s ability to raise capital through the sale of additional common stock in the capital markets.

Royal Gold may change its practice of paying dividends.

Royal Gold has paid a cash dividend on its common stock for each fiscal year beginning in fiscal 2000. Royal Gold’s board of directors has discretion in determining whether to declare a dividend based on a number of factors, including prevailing gold prices, economic market conditions and funding requirements for future opportunities or operations. If Royal Gold’s board of directors declines to declare dividends in the future or reduces the current dividend level, then its stock price could fall, and the success of an investment in its common stock would depend solely upon any future stock price appreciation. Royal Gold has increased its dividends in prior years. There can be no assurance, however, that it will continue to do so. For example, if Royal Gold were to materially increase its borrowings to conduct a material acquisition, its board of directors could elect to modify its practice of paying dividends and potentially reduce or eliminate dividends on common stock.

Risks Related to Exchangeable Shares

Holders of the Exchangeable Shares will only be able to obtain Canadian tax deferral for as long as they hold the Exchangeable Shares, which holding period could be shorter than anticipated.

The Arrangement provides the opportunity for a tax deferral to certain IRC Shareholders who receive Exchangeable Shares pursuant to the Arrangement and file the appropriate election. However, (unless the relevant Canadian tax legislation is amended) such shareholders will generally only be able to obtain Canadian tax deferral for as long as they hold the Exchangeable Shares. In certain events, including the number of outstanding Exchangeable Shares (other than those held by Royal Gold or its affiliates) or there is an acquisition of control of Royal Gold (as defined in the Exchangeable Share provisions), and in any event on the Redemption Date, the Exchangeable Shares will be redeemed for

Royal Gold Shares. Moreover, if the Call Rights are not exercised on redemption of the Exchangeable Shares by Royal Gold, a holder of Exchangeable Shares may realize a dividend for Canadian tax purposes that may exceed the holder’s economic gain. See “Certain Canadian Federal Income Tax Considerations”.

The trading market for the Exchangeable Shares could be limited and the Exchangeable Shares may not have a market value identical or similar to the market value of Royal Gold Shares.

Holders of Exchangeable Shares will have dividend, liquidation and voting rights that are economically equivalent to the rights of holders of Royal Gold Shares. Royal Gold will apply to list the Exchangeable Shares on the TSX (which listing is subject to Canco fulfilling all of the requirements of the TSX, including the distribution of the Exchangeable Shares to a minimum number of public shareholders).

Although the economic value of the Exchangeable Shares is expected to be closely linked to the trading value of Royal Gold Shares due to the right to exchange at any time Exchangeable Shares for Royal Gold Shares, there can be no assurance that an active trading market in the Exchangeable Shares will be sustained or that the Exchangeable Shares will continue to meet the listing requirements of the TSX. The price at which the Exchangeable Shares will trade will be based upon the market for such shares on the TSX and the price at which the Royal Gold Shares will trade will be based upon the market for such shares on the TSX and NASDAQ. Although the market price of the Exchangeable Shares on the TSX and the market price of the Royal Gold Shares on the TSX and NASDAQ should reflect essentially equivalent values, there can be no assurances that the market price of the Royal Gold Shares will be identical, or even similar, to the market price of the Exchangeable Shares.

Because these are separate listings on different exchanges, the trading prices of the Exchangeable Shares on the TSX and the Royal Gold Shares on the TSX and NASDAQ may not reflect equivalent values after taking into account the exchange rate between the Canadian dollar and U.S. dollar. This may result in your having to exchange your Exchangeable Shares for Royal Gold Shares in order to maximize the value of your investment prior to a sale.

Holders of Exchangeable Shares who later request to exchange such shares for Royal Gold Shares will not receive Royal Gold Shares for 10 to 15 business days after such request is received.

IRC Common Shareholders who receive Exchangeable Shares in the arrangement and later request to receive Royal Gold Shares in exchange for their Exchangeable Shares will not receive Royal Gold Shares for 10 to 15 business days after the applicable request is received. During this 10-to 15-business day period, the market price of Royal Gold Shares may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by the holder of Exchangeable Shares on the effective date of the exchange.

Unaudited Pro Forma, Combined, Condensed Financial Information of Royal Gold

The following unaudited pro forma combined condensed financial information as of September 30, 2009, for the three-month period then ended and for the fiscal year ended June 30, 2009 is presented to show the results of operations and financial position of Royal Gold as if the Arrangement with IRC had occurred as of July 1, 2008, and with respect to the balance sheet as if the Arrangement had occurred as of September 30, 2009.

This unaudited pro forma combined condensed financial information should be read in conjunction with the selected historical financial information included in this Circular and the financial statements and accompanying notes of Royal Gold that are incorporated by reference into this Circular. You should not rely on the unaudited pro forma combined condensed financial information as an indication of the results of operations or financial position that would have been achieved if the Arrangement with IRC had taken place on the dates indicated or an indication of the results of operations in the future.

The following Unaudited Pro Forma Combined Condensed Financial Data of Royal Gold consists of an Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2009 and Unaudited Pro Forma Condensed Statements of Operations and Comprehensive Income for the three-months then ended and for the year ended June 30, 2009 (collectively, the “Pro Forma Statements”). IRC’s historical financial statements were prepared on a calendar year basis and in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. IRC’s historical results of operations used in the Pro Forma Statements have been prepared on a June 30 year-end basis to conform to Royal Gold’s year-end and are adjusted to and presented in accordance with U.S. GAAP. The change to U.S. GAAP resulted in a de minimis increase in IRC’s reported net income during the fiscal year ended June 30, 2009 (there were no differences for the three month period ended September 30, 2009). Royal Gold’s historical financial statements are prepared in accordance with U.S. GAAP. Effective July 1, 2009, Royal Gold changed its presentation of non-controlling interest amounts in accordance with the FASB ASC 810. This reclassification has been reflected in all periods in the accompanying Pro Forma Statements.

The Pro Forma Statements reflect the Arrangement described herein under which shareholders of IRC will receive, at their election, C$7.45 in cash or 0.1385 shares of Royal Gold common stock or a combination thereof, subject to a maximum of US$350 million in cash and a maximum of 7.75 million shares of Royal Gold common stock. The Pro Forma Statements have been prepared under each of the following two purchase consideration scenarios: (i) cash consideration up to the maximum aggregate of US$350 million which is equal to approximately 0.0700 shares of Royal Gold common stock plus US$3.48 in cash for each fully diluted share of IRC or (ii) stock consideration up to the maximum aggregate of 7.75 million shares of Royal Gold common stock which is equal to approximately 0.0771 shares of Royal Gold common stock plus US$3.12 in cash for each fully diluted share of IRC, in each case assuming 100,565,856 fully diluted shares of IRC common stock outstanding at the time of the closing. The actual purchase price may differ based on (i) each IRC stockholder’s election as to whether to receive cash or Royal Gold common stock in the Arrangement and (ii) fluctuations in the price of Royal Gold common stock. See Note (1) in the unaudited pro forma financial statements for sensitivity analysis on the impact of fluctuations in the price of Royal Gold common stock and the purchase price.

Royal Gold’s management believes that, on the basis set forth herein, the Pro Forma Statements reflect a reasonable estimate of the IRC Arrangement based on currently available information. The transaction will be accounted for as a purchased business combination which requires the allocation of the purchase price to be based upon the estimated fair value of assets acquired and liabilities assumed. Certain of the purchase price allocations reflected in the Pro Forma Statements are preliminary and may be different from the final allocation of the purchase price and such differences may be material.

The Pro Forma Statements also reflect a definitive agreement with CDA, to acquire the Andacollo Production Interest. The purchase price for the Andacollo Production Interest consists of US$217.9 million in cash and 1,204,136 of Royal Gold’s common shares.

Royal Gold’s obligation to close the Teck Transaction is subject to satisfaction or waiver of certain conditions, including a mutual closing condition that CDA’s material governmental approvals are not withdrawn or challenged (or such action threatened). CDA will be precluded from relying on this condition regarding governmental approvals if Royal Gold waives the condition and its rights to indemnification from CDA with respect to such governmental approvals. Either party may terminate the definitive agreement if the closing conditions are not met or waived by January 29, 2010. While there is no assurance that the Teck Transaction will be completed, it has been included in the Pro Forma Statements due to its significance and impact to Royal Gold. There is no impact to the Pro Forma Statement of Operations and Comprehensive Income as the transaction is an asset purchase, the underlying assets are not yet producing and all related transaction costs have been capitalized.

The following Pro Forma Statements reflect an assumption that all IRC stockholders elect to receive the maximum amount of cash in the Arrangement.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2009
Assumes Maximum Cash Purchase Consideration
(US$ in thousands)

		International
	Royal Gold	Royalty	Pro Forma	Note	Pro Forma	Andacollo	Note	Pro Forma
	Historical	Historical	Adjustments	Reference	Subtotal	Adjustments	Reference	Combined Total

Current assets
Cash and equivalents	$307,497	$51,344	$(350,000)	(1)	$257,407	$(217,900)	(8)	$39,507
			23,566	(2)
			225,000	(3)
Restricted cash	—	418	—		418	—		418
Royalty receivables	25,314	5,630	—		30,944	—		30,944
Deferred tax assets	185	—	(185)	(10)	—	—		—
Prepaid expenses and other	680	265	—		945	—		945

Total current assets	333,676	57,657	(101,619)		289,714	(217,900)		71,814

Royalty interests in mineral properties, net	445,298	349,516	536,953	(1)	1,331,767	276,228	(8)	1,607,995
Investments	—	6,234	—		6,234	—		6,234
Furniture and equipment, net	—	111	—		111	—		111
Inventory — restricted	9,629	—	—		9,629	—		9,629
Foreign currency contract	—	2,948	—		2,948	—		2,948
Other assets	4,900	2,278	—		7,178	—		7,178
Goodwill	—	—	28,185	(1)	28,185	—		28,185

Total assets	$793,503	$418,744	$463,519		$1,675,766	$58,328		$1,734,094

Current liabilities
Accounts payable	$1,194	$1,328	$—		$2,522	$—		$2,522
Accrued compensation and expense	—	—	12,000	(4)	12,000	—		12,000
Accrued purchase transaction costs	—	—	12,500	(6)	12,500	—		12,500
Income tax payable	151	2,075	—		2,226	—		2,226
Net deferred tax liabilities, current	—	508	(185)	(10)	323	—		323
Dividends payable	3,262	—	—		3,262	—		3,262
Revolving credit facility, current	—	—	40,000	(3)	40,000	—		40,000
Other	758	149	—		907	—		907

Total current liabilities	5,365	4,060	64,315		73,740	—		73,740

Net deferred tax liabilities, long-term	22,444	46,808	219,190	(1)	288,442	—		288,442
Revolving credit facility	—	—	185,000	(3)	185,000	—		185,000
Senior secured debentures	—	25,666	—		25,666	—		25,666
Other long-term liabilities	840	3,725	—		4,565	—		4,565

Total liabilities	28,649	80,259	468,505		577,413	—		577,413

Commitments and contingencies

Stockholders’ equity
Common stock	405	324,925	(348,491)	(5)	475	12	(8)	487
			23,566	(2)
			70	(1)
Additional paid-in capital	703,837	10,464	(10,464)	(5)	1,044,766	58,316	(8)	1,103,082
			340,929	(1)
Accumulated other comprehensive (loss) income	(27)	17	(17)	(5)	(27)	—		(27)
Accumulated earnings	50,572	3,079	13,921	(5)	43,072			43,072
			(12,000)	(4)
			(12,500)	(6)

Total controlling interest stockholders’ equity	754,787	338,485	(4,986)		1,088,286	58,328		1,146,614
Non-controlling interests	10,067	—	—		10,067	—		10,067

Total stockholders’ equity	764,854	338,485	(4,986)		1,098,353	58,328		1,156,681

Total liabilities and stockholders’ equity	$793,503	$418,744	$463,519		$1,675,766	$58,328		$1,734,094

See accompanying notes to unaudited pro forma combined condensed financial statements.

Unaudited Pro Forma Combined Condensed Statement of Operations and Comprehensive Income

For the Year Ended June 30, 2009
Assumes Maximum Cash Purchase Consideration
(US$ in thousands except share and per share amounts)

		International
	Royal Gold	Royalty	Pro Forma	Note	Pro Forma	Andacollo	Note	Pro Forma
	Historical	Historical	Adjustments	Reference	Subtotal	Adjustments	Reference	Combined Total

Royalty revenues	$73,771	$36,023	$—		$109,794	$—		$109,794

Costs and expenses
Costs of operations	3,551	—	6,289	(10)	9,840	—		9,840
General and administrative	7,352	6,009	—		13,361	—		13,361
Asset impairments	—	8,581	—		8,581	—		8,581
Exploration and business development	2,998	1,461	—		4,459	—		4,459
Royalty taxes	—	6,289	(6,289)	(10)	—	—		—
Depreciation, depletion and amortization	32,578	16,265	14,063	(7)	62,906	—		62,906

Total costs and expenses	46,479	38,605	14,063		99,147	—		99,147

Operating income (loss)	27,292	(2,582)	(14,063)		10,647	—		10,647
					—			—
Gain on royalty restructuring	33,714	—	—		33,714	—		33,714
Foreign currency gain (loss)	—	3,153	—		3,153	—		3,153
Unrealized gain on fair market value of foreign currency contract	—	833	—		833	—		833
Purchase transaction costs	—	(6,708)	—		(6,708)			(6,708)
Interest and other income	3,192	121	—		3,313	—		3,313
Interest and other expense	(984)	(3,243)	(6,158)	(3)	(10,385)	—		(10,385)

Income (loss) before income taxes	63,214	(8,426)	(20,221)		34,567	—		34,567

Income tax (expense) benefit	(21,857)	3,621	7,077	(9)	(11,159)	—		(11,159)

Net income (loss)	41,357	(4,805)	(13,144)		23,408	—		23,408
Less : Net income attributable to non-controlling interests	(3,009)	—	—		(3,009)	—		(3,009)

Net income (loss) attributable to controlling interest	$38,348	$(4,805)	$(13,144)		$20,399	$—		$20,399

Net income (loss)	$41,357	$(4,805)	$(13,144)		$23,408	$—		$23,408
Adjustments to comprehensive income (loss), net of tax Unrealized change in market value of available for sale securities	(145)	(173)	—		(318)	—		(318)

Comprehensive income (loss)	$41,212	$(4,978)	$(13,144)		$23,090	$—		$23,090
Comprehensive income attributable to non-controlling interest	(3,009)	—	—		(3,009)	—		(3,009)

Comprehensive income (loss) attributable to controlling interest	$38,203	$(4,978)	$(13,144)		$20,081	$—		$20,081

Net income (loss) per share attributable to controlling interest:
Basic earnings (loss) per share	$1.09	$(0.06)			$0.48			$0.47

Basic weighted average shares outstanding	35,337,133	78,480,356	7,039,610	(1)	42,376,743	1,204,136	(8)	43,580,879

Diluted earnings (loss) per share	$1.07	$(0.06)			$0.48			$0.46

Diluted weighted average shares outstanding	35,789,076	78,480,356	7,039,610	(1)	42,828,686	1,204,136	(8)	44,032,822

See accompanying notes to unaudited pro forma combined condensed financial statements.

Unaudited Pro Forma Combined Condensed Statement of Operations and Comprehensive Income

For the Three Months Ended September 30, 2009
Assumes Maximum Cash Purchase Consideration
(US$ in thousands except share and per share amounts)

		International
	Royal Gold	Royalty	Pro Forma	Note	Pro Forma	Andacollo	Note	Pro Forma
	Historical	Historical	Adjustments	Reference	Subtotal	Adjustments	Reference	Combined Total

Royalty revenues	$26,113	$6,593	$—		$32,706	$—		$32,706

Costs and expenses
Costs of operations	1,201	—	1,000	(10)	2,201	—		2,201
General and administrative	2,195	1,296	—		3,491	—		3,491
Exploration and business development	885	381	—		1,266	—		1,266
Royalty taxes	—	1,000	(1,000)	(10)	—	—		—
Depreciation, depletion and amortization	11,078	2,591	1,880	(7)	15,549	—		15,549

Total costs and expenses	15,359	5,268	1,880		22,507	—		22,507

Operating income (loss)	10,754	1,325	(1,880)		10,199	—		10,199

Foreign currency gain (loss)	—	(3,041)	—		(3,041)	—		(3,041)
Unrealized gain on fair market value of foreign currency contract	—	2,114	—		2,114	—		2,114
Purchase transaction costs	—	(55)	—		(55)	—		(55)
Interest and other income	1,753	24	—		1,777	—		1,777
Interest and other expense	(355)	(942)	(1,540)	(3)	(2,837)	—		(2,837)

Income (loss) before income taxes	12,152	(575)	(3,420)		8,157	—		8,157

Income tax (expense) benefit	(3,030)	(199)	1,197	(9)	(2,032)	—		(2,032)

Net income (loss)	9,122	(774)	(2,223)		6,125	—		6,125
Less: Net income attributable to non-controlling interests	(1,996)	—	—		(1,996)	—		(1,996)

Net income (loss) attributable to controlling interest	$7,126	$(774)	$(2,223)		$4,129	$—		$4,129

Net income (loss)	$9,122	$(774)	$(2,223)		$6,125	$—		$6,125
Adjustments to comprehensive income (loss), net of tax
Unrealized change in market value of available for sale securities	53	—	—		53	—		53

Comprehensive income (loss)	$9,175	$(774)	$(2,223)		$6,178	$—		$6,178
Comprehensive income attributable to non-controlling interest	(1,996)	—	—		(1,996)	—		(1,996)

Comprehensive income (loss) attributable to controlling interest	$7,179	$(774)	$(2,223)		$4,182	$—		$4,182

Net income (loss) per share attributable to controlling interest:
Basic earnings (loss) per share	$0.18	$(0.01)			$0.09			$0.08

Basic weighted average shares outstanding	40,502,139	91,844,704	7,039,610	(1)	47,541,749	1,204,136	(8)	48,745,885

Diluted earnings (loss) per share	$0.17	$(0.01)			$0.09			$0.08

Diluted weighted average shares outstanding	40,861,713	91,844,704	7,039,610	(1)	47,901,323	1,204,136	(8)	49,105,459

See accompanying notes to unaudited pro forma combined condensed financial statements.

The following adjustments have been reflected in the Pro Forma Statements (assuming all shareholders elect the maximum amount of cash in the transaction):

(1)	To record the issuance of 7,039,610 shares of Royal Gold common stock and US$350 million of cash as purchase consideration for the arrangement based on an assumed September 30, 2009 closing. The preliminary allocation of the purchase price based on the estimated fair value of assets acquired and liabilities assumed was as follows:

Calculation of purchase price (US$000’s):
Cash consideration	$350,000
Stock consideration (a)	340,999

Total purchase price	$690,999

(a)	The value of Royal Gold common stock used (US$48.44) is the closing price of Royal Gold common stock on January 12, 2010. The value of Royal Gold common stock will not be known until the Effective Date and may differ materially based on changes in share price through the Effective Date. A US$5 change to the price of Royal Gold common stock would impact the value of stock consideration by approximately US$35.2 million.

Preliminary allocation of purchase price (US$000’s):
Current assets	$81,223
Royalty interests in mineral properties	886,469
Long-term assets	11,571
Liabilities assumed (b)	(50,451)
Deferred and other tax liabilities	(265,998)
Goodwill and other intangible assets (c) & (d)	28,185

Total purchase price	$690,999

(b)	Liabilities assumed have been recorded at their carrying values, which approximate fair value.

(c)	Certain intangibles may be acquired in the final Arrangement but they have not been valued yet for the preliminary allocation of the purchase price. If intangibles are acquired, they will be valued and identified upon the final allocation of the purchase price. No amortization of other intangible assets has been recorded in the Pro Forma Statements.

(d)	Goodwill represents the premium paid for the assets acquired and represents the scarcity value of the royalties acquired and possible optionality related to the royalty contracts acquired. The allocation of the purchase price is preliminary and subject to change based upon full valuation of the acquired assets and liabilities.

(2)	To record expected proceeds from the exercise of outstanding IRC stock options prior to closing of the Arrangement as the holders of these instruments are economically compelled to exercise prior to the closing due to the in-the-money nature of the options. Each outstanding IRC stock option shall be cancelled and the holder thereof shall have no further rights or benefits in respect of such option upon the Effective Time as defined in the Circular. As this is expected to occur prior to closing, the proceeds from the exercise of US$23,566 have been included in current assets of US$81,223 in Note (1).

(3)	To record US$125 million of floating-rate borrowings under Royal Gold’s current credit facility and US$100 million of floating-rate borrowings to be made available under a new term loan (US$40 million in current liabilities), including the related interest expense at LIBOR (0.25% as of December 30, 2009) plus 2.25%. The interest expense includes the amortization of the estimated related debt issuance costs. If the floating-rates on this debt changed by 1/8%, the annual effect to interest expense would be approximately US$281 thousand.

(4)	To record a payable to the existing officers and certain employees of IRC as a result of the Arrangement under change of control provisions of existing employment contracts.

(5)	To eliminate IRC historical equity balances, including eliminating the stockholders’ equity effects of the Arrangement discussed in Note 2 and one-time transaction costs for IRC discussed in Note 6.

(6)	The Pro Forma Statement of Operations and Comprehensive Income does not include the estimated one-time transaction costs totaling US$12.5 million. The US$12.5 million is comprised of Royal Gold estimated one-time transaction costs of US$7.5 million and IRC estimated one-time transaction costs of US$5 million. The transaction costs will be recorded once the expenses have been incurred.

(7)	To record additional depreciation, depletion and amortization on acquired royalty interests, resulting from the step-up of carrying value of the royalty interests to fair value in purchase accounting times the production during the respective periods. The additional depreciation, depletion and amortization was calculated by comparing depreciation, depletion and amortization using rates based on the stepped-up carrying values under the units-of-production method to actual depreciation, depletion and amortization for the same periods using historical rates. The impact to depreciation, depletion and amortization expense for a US$10 million change in the carrying values of the acquired royalty interests, relating to those in production, would be approximately US$799 thousand and US$118 thousand for the year ended June 30, 2009 and the three months ended September 30, 2009, respectively.

(8)	To give effect to the planned issuance of 1,204,136 shares of Royal Gold common stock to acquire certain assets from Andacollo in January 2010, as well US$217.9 million in cash. The value of Royal Gold common stock used (US$48.44) is the closing price of Royal Gold common stock on January 12, 2010. The value of Royal Gold common stock will not be known until the closing date and may differ materially based on changes in share price through the closing date.

(9)	To record the tax benefits for the increased expenses discussed in Notes 3, 6 and 7 using the statutory tax rate of 35%.

(10)	To reclassify certain historical amounts to conform to the Royal Gold presentation.

The preliminary allocation of the purchase price to the acquired identifiable tangible and intangible assets and assumed liabilities of IRC was based on an assumed closing date of September 30, 2009 and other currently available information. The actual purchase price and the number of Royal Gold shares to be issued at the closing of the Arrangement may differ based on fluctuations in Royal Gold common stock price. For purposes of the preliminary purchase price allocation, the acquired Royalty Interests in Mineral Properties have been recorded at their estimated fair values based upon Royal Gold’s estimate of the expected future discounted cash flows associated with those assets. The final allocation may change upon actual closing and completion of a full valuation.

The following Pro Forma Statements reflect an assumption that all IRC stockholders elect to receive the maximum amount of Royal Gold common stock in the Arrangement.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2009
Assumes Maximum Stock Purchase Consideration
(US$ in thousands)

		International						Pro Forma
	Royal Gold	Royalty	Pro Forma	Note	Pro Forma	Andacollo	Note	Combined
	Historical	Historical	Adjustments	Reference	Subtotal	Adjustments	Reference	Total
Current assets
Cash and equivalents	$307,497	$51,344	$(313,765)	(1)	$293,642	$(217,900)	(8)	$75,742
			23,566	(2)
			225,000	(3)
Restricted cash	—	418	—		418	—		418
Royalty receivables	25,314	5,630	—		30,944	—		30,944
Deferred tax assets	185	—	(185)	(10)	—	—		—
Prepaid expenses and other	680	265	—		945	—		945

Total current assets	333,676	57,657	(65,384)		325,949	(217,900)		108,049

Royalty interests in mineral properties, net	445,298	349,516	536,953	(1)	1,331,767	276,228	(8)	1,607,995
Investments	—	6,234	—		6,234	—		6,234
Furniture and equipment, net	—	111	—		111	—		111
Inventory — restricted	9,629	—	—		9,629	—		9,629
Foreign currency contract	—	2,948	—		2,948	—		2,948
Other assets	4,900	2,278	—		7,178	—		7,178
Goodwill	—	—	26,361	(1)	26,361	—		26,361

Total assets	$793,503	$418,744	$497,930		$1,710,177	$58,328		$1,768,505

Current liabilities
Accounts payable	$1,194	$1,328	$—		$2,522	$—		$2,522
Accrued compensation and expense	—	—	12,000	(4)	12,000	—		12,000
Accrued purchase transaction costs	—	—	12,500	(6)	12,500	—		12,500
Income tax payable	151	2,075	—		2,226	—		2,226
Net deferred tax liabilities, current	—	508	(185)	(10)	323	—		323
Dividends payable	3,262	—	—		3,262	—		3,262
Revolving credit facility, current	—	—	40,000	(3)	40,000	—		40,000
Other	758	149	—		907	—		907

Total current liabilities	5,365	4,060	64,315		73,740	—		73,740

Net deferred tax liabilities, long-term	22,444	46,808	219,190	(1)	288,442	—		288,442
Revolving credit facility	—	—	185,000	(3)	185,000	—		185,000
Senior secured debentures	—	25,666	—		25,666	—		25,666
Other long-term liabilities	840	3,725	—		4,565	—		4,565

Total liabilities	28,649	80,259	468,505		577,413	—		577,413

Commitments and contingencies

Stockholders’ equity
Common stock	405	324,925	(348,491)	(5)	483	12	(8)	495
			23,566	(2)
			78	(1)
Additional paid-in capital	703,837	10,464	(10,464)	(5)	1,079,169	58,316	(8)	1,137,485
			375,332	(1)
Accumulated other comprehensive (loss) income	(27)	17	(17)	(5)	(27)	—		(27)
Accumulated earnings	50,572	3,079	13,921	(5)	43,072	—		43,072
			(12,000)	(4)
			(12,500)	(6)

Total controlling interest stockholders’ equity	754,787	338,485	29,425		1,122,697	58,328		1,181,025
Non-controlling interests	10,067	—	—		10,067	—		10,067

Total stockholders’ equity	764,854	338,485	29,425		1,132,764	58,328		1,191,092

Total liabilities and stockholders’ equity	$793,503	$418,744	$497,930		$1,710,177	$58,328		$1,768,505

See accompanying notes to unaudited pro forma combined condensed financial statements.

Unaudited Pro Forma Combined Condensed Statement of Operations and Comprehensive Income

For the Year Ended June 30, 2009
Assumes Maximum Stock Purchase Consideration
(US$ in thousands except share and per share amounts)

		International						Pro Forma
	Royal Gold	Royalty	Pro Forma	Note	Pro Forma	Andacollo	Note	Combined
	Historical	Historical	Adjustments	Reference	Subtotal	Adjustments	Reference	Total

Royalty revenues	$73,771	$36,023	$—		$109,794	$—		$109,794

Costs and expenses
Costs of operations	3,551	—	6,289	(10)	9,840	—		9,840
General and administrative	7,352	6,009	—		13,361	—		13,361
Asset impairments	—	8,581	—		8,581	—		8,581
Exploration and business development	2,998	1,461	—		4,459	—		4,459
Royalty taxes	—	6,289	(6,289)	(10)	—	—		—
Depreciation, depletion and amortization	32,578	16,265	14,063	(7)	62,906	—		62,906

Total costs and expenses	46,479	38,605	14,063		99,147	—		99,147

Operating income (loss)	27,292	(2,582)	(14,063)		10,647	—		10,647

Gain on royalty restructuring	33,714	—	—		33,714	—		33,714
Foreign currency gain (loss)	—	3,153	—		3,153	—		3,153
Unrealized gain on fair market value of foreign currency contract	—	833	—		833	—		833
Purchase transaction costs	—	(6,708)	—		(6,708)	—		(6,708)
Interest and other income	3,192	121	—		3,313	—		3,313
Interest and other expense	(984)	(3,243)	(6,158)	(3)	(10,385)	—		(10,385)

Income (loss) before income taxes	63,214	(8,426)	(20,221)		34,567	—		34,567

Income tax (expense) benefit	(21,857)	3,621	7,077	(9)	(11,159)	—		(11,159)

Net income (loss)	41,357	(4,805)	(13,144)		23,408	—		23,408
Less: Net income attributable to non-controlling interests	(3,009)	—	—		(3,009)	—		(3,009)

Net income (loss) attributable to controlling interest	$38,348	$(4,805)	$(13,144)		$20,399	$—		$20,399

Net income (loss)	$41,357	$(4,805)	$(13,144)		$23,408	$—		$23,408
Adjustments to comprehensive income (loss), net of tax
Unrealized change in market value of available for sale securities	(145)	(173)	—		(318)	—		(318)

Comprehensive income (loss)	$41,212	$(4,978)	$(13,144)		$23,090	$—		$23,090
Comprehensive income attributable to non-controlling interest	(3,009)	—	—		(3,009)	—		(3,009)

Comprehensive income (loss) attributable to controlling interest	$38,203	$(4,978)	$(13,144)		$20,081	$—		$20,081

Net income (loss) per share attributable to controlling interest:
Basic earnings (loss) per share	$1.09	$(0.06)			$0.47			$0.46

Basic weighted average shares outstanding	35,337,133	78,480,356	7,750,000	(1)	43,087,133	1,204,136	(8)	44,291,269

Diluted earnings (loss) per share	$1.07	$(0.06)			$0.47			$0.46

Diluted weighted average shares outstanding	35,789,076	78,480,356	7,750,000	(1)	43,539,076	1,204,136	(8)	44,743,212

See accompanying notes to unaudited pro forma combined condensed financial statements.

Unaudited Pro Forma Combined Condensed Statement of Operations and Comprehensive Income

For the Three Months Ended September 30, 2009
Assumes Maximum Stock Purchase Consideration
(US$ in thousands except share and per share amounts)

		International						Pro Forma
	Royal Gold	Royalty	Pro Forma	Note	Pro Forma	Andacollo	Note	Combined
	Historical	Historical	Adjustments	Reference	Subtotal	Adjustments	Reference	Total

Royalty revenues	$26,113	$6,593	$—		$32,706	$—		$32,706

Costs and expenses
Costs of operations	1,201	—	1,000	(10)	2,201	—		2,201
General and administrative	2,195	1,296	—		3,491	—		3,491
Exploration and business development	885	381	—		1,266	—		1,266
Royalty taxes	—	1,000	(1,000)	(10)	—	—		—
Depreciation, depletion and amortization	11,078	2,591	1,880	(7)	15,549	—		15,549

Total costs and expenses	15,359	5,268	1,880		22,507	—		22,507

Operating income (loss)	10,754	1,325	(1,880)		10,199	—		10,199

Foreign currency gain (loss)	—	(3,041)	—		(3,041)	—		(3,041)
Unrealized gain on fair market value of foreign currency contract	—	2,114	—		2,114	—		2,114
Purchase transaction costs	—	(55)	—		(55)	—		(55)
Interest and other income	1,753	24	—		1,777	—		1,777
Interest and other expense	(355)	(942)	(1,540)	(3)	(2,837)	—		(2,837)

Income (loss) before income taxes	12,152	(575)	(3,420)		8,157	—		8,157

Income tax (expense) benefit	(3,030)	(199)	1,197	(9)	(2,032)	—		(2,032)

Net income (loss)	9,122	(774)	(2,223)		6,125	—		6,125
Less: Net income attributable to non-controlling interests	(1,996)	—	—		(1,996)	—		(1,996)

Net income (loss) attributable to controlling interest	$7,126	$(774)	$(2,223)		$4,129	$—		$4,129

Net income (loss)	$9,122	$(774)	$(2,223)		$6,125	$—		$6,125
Adjustments to comprehensive income (loss), net of tax
Unrealized change in market value of available for sale securities	53	—	—		53	—		53

Comprehensive income (loss)	$9,175	$(774)	$(2,223)		$6,178	$—		$6,178
Comprehensive income attributable to non-controlling interest	(1,996)	—	—		(1,996)	—		(1,996)

Comprehensive income (loss) attributable to controlling interest	$7,179	$(774)	$(2,223)		$4,182	$—		$4,182

Net income (loss) per share attributable to controlling interest:
Basic earnings (loss) per share	$0.18	$(0.01)			$0.09			$0.08

Basic weighted average shares outstanding	40,502,139	91,844,704	7,750,000	(1)	48,252,139	1,204,136	(8)	49,456,275

Diluted earnings (loss) per share	$0.17	$(0.01)			$0.08			$0.08

Diluted weighted average shares outstanding	40,861,713	91,844,704	7,750,000	(1)	48,611,713	1,204,136	(8)	49,815,849

See accompanying notes to unaudited pro forma combined condensed financial statements.

The following adjustments have been reflected in the Pro Forma Statements (assuming all shareholders elect the maximum amount of stock in the transaction):

(1)	To record the issuance of 7,750,000 shares of Royal Gold common stock and US$313.8 million of cash as purchase consideration for the arrangement based on an assumed September 30, 2009 closing. The preliminary allocation of the purchase price based on the estimated fair value of assets acquired and liabilities assumed was as follows:

Calculation of purchase price (US$000’s):

Cash consideration	$313,765
Stock consideration (a)	375,410

Total purchase price	$689,175

(a)	The value of Royal Gold common stock used (US$48.44) is the closing price of Royal Gold common stock on January 12, 2010. The value of Royal Gold common stock will not be known until the Effective Date and may differ materially based on changes in share price through the Effective Date. A US$5 change to the price of Royal Gold common stock would impact the value of stock consideration by approximately US$38.8 million.

Preliminary allocation of purchase price (US$000’s):

Current assets	$81,223
Royalty interests in mineral properties	886,469
Long-term assets	11,571
Liabilities assumed (b)	(50,451)
Deferred and other tax liabilities	(265,998)
Goodwill and other intangible assets (c) & (d)	26,361

Total purchase price	$689,175

(b)	Liabilities assumed have been recorded at their carrying values, which approximates fair value.

(c)	Certain intangibles may be acquired in the final Arrangement but they have not been valued yet for the preliminary allocation of the purchase price. If intangibles are acquired, they will be valued and identified upon the final allocation of the purchase price. No amortization of other intangible assets has been recorded in the Pro Forma Statements.

(d)	Goodwill represents the premium paid for the assets acquired and represents the scarcity value of the royalties acquired and possible optionality related to the royalty contracts acquired. The allocation of the purchase price is preliminary and subject to change based upon full valuation of the acquired assets and liabilities.

(2)	To record expected proceeds from the exercise of outstanding IRC stock options prior to closing of the Arrangement as the holders of these instruments are economically compelled to exercise prior to the closing due to the in-the-money nature of the options. Any unexercised stock options will be forfeited or expire upon closing. As this is expected to occur prior to closing, the proceeds from the exercise of US$23,566 have been included in current assets of US$81,223 in Note (1).

(3)	To record US$125 million of floating-rate borrowings under Royal Gold’s current credit facility and US$100 million of floating-rate borrowings to be made available under a new term loan (US$40 million in current liabilities), including the related interest expense at LIBOR (0.25% as of December 30, 2009) plus 2.25%. The interest expense includes the amortization of the estimated related debt issuance costs. If the floating-rates on this debt changed by 1/8%, the annual effect to interest expense would be approximately US$281 thousand.

(4)	To record a payable to the existing officers and certain employees of IRC as a result of the Arrangement under change of control provisions of existing employment contracts.

(5)	To eliminate IRC historical equity balances, including eliminating the stockholders’ equity effects of the Arrangement discussed in Note 2 and one-time transaction costs for IRC discussed in Note 6.

(6)	The Pro Forma Statement of Operations and Comprehensive Income does not include the estimated one-time transaction costs totaling US$12.5 million. The US$12.5 million is comprised of Royal Gold estimated one-time transaction costs of US$7.5 million and IRC estimated one-time transaction costs of US$5 million. The transaction costs will be recorded once the expenses have been incurred.

(7)	To record additional depreciation, depletion and amortization on acquired royalty interests, resulting from the step-up of carrying value of the royalty interests to fair value in purchase accounting times the production during the respective periods. The additional depreciation, depletion and amortization was calculated by comparing depreciation, depletion and amortization using rates based on the stepped-up carrying values under the units-of-production method to actual depreciation, depletion and amortization for the same periods using historical rates. The impact to depreciation, depletion and amortization expense of a US$10 million change in the carrying values of the acquired royalty interests, relating to those in production, would be approximately US$799 thousand and US$118 thousand for the year ended June 30, 2009 and the three months ended September 30, 2009, respectively.

(8)	To give effect to the planned issuance of 1,204,136 shares of Royal Gold common stock to acquire certain assets from Andacollo in January 2010, as well US$217.9 million in cash. The value of Royal Gold common stock used (US$48.44) is the closing price of Royal Gold common stock on January 12, 2010. The value of Royal Gold common stock will not be known until the closing date and may differ materially based on changes in share price through the closing date.

(9)	To record the tax benefits for the increased expenses discussed in Notes 3, 6 and 7 using the statutory tax rate of 35%.

(10)	To reclassify certain IRC historical items to conform to the Royal Gold presentation.

The preliminary allocation of the purchase price to the acquired identifiable tangible and intangible assets and assumed liabilities of IRC was based on an assumed closing date of September 30, 2009 and other currently available information. The actual purchase price and the number of Royal Gold shares to be issued at the closing of the Arrangement may differ based on fluctuations in the price of Royal Gold common stock. For purposes of the preliminary purchase price allocation, the acquired Royalty Interests in Mineral Properties have been recorded at their estimated fair values based upon Royal Gold’s estimate of the expected future discounted cash flows associated with those assets. The final allocation may change upon actual closing and completion of a full valuation.

Documents Incorporated by Reference

The information incorporated by reference is considered to be part of this Circular, and information in documents that Royal Gold files later with the SEC will automatically update and supersede information with respect to Royal Gold in this Circular. Royal Gold incorporates by reference the documents listed below and any future filings Royal Gold makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than any portions of the respective filings that were furnished, rather than filed, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, until the Arrangement described in this Circular is completed or withdrawn:

•	Royal Gold’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed on August 21, 2009;

•	Royal Gold’s Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended June 30, 2008, filed on November 6, 2008;

•	Royal Gold’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed November 6, 2009;

•	Royal Gold’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed November 10, 2008; and

•	Royal Gold’s Current Reports on Form 8-K as filed July 28, 2009, August 24, 2009, August 27, 2009, September 28, 2009, October 19, 2009, November 18, 2009, November 20, 2009, November 23, 2009, December 18, 2009, December 21, 2009, December 23, 2009 and January 15, 2010.

Royal Gold will provide a copy of the documents incorporated herein by reference, at no cost, to any person who receives this Circular. To request a copy of any or all of these documents, you should write or telephone Royal Gold at: Investor Relations, Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, CO 80202, (303) 573-1660.

Canco Financial Statements
REPORT OF INDEPENDENT AUDITORS

To the directors and shareholder of RG Exchangeco Inc.:

We have audited the accompanying balance sheet of RG Exchangeco Inc. as of December 14, 2009. This financial statement is the responsibility of RG Exchangeco Inc.’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of RG Exchangeco Inc. as of December 14, 2009 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP
Denver, Colorado
January 15, 2010

RG EXCHANGECO INC.
BALANCE SHEET
As at December 14, 2009
(C$)

Assets
Current assets
Receivable from parent company	$1

Total assets	$1

Shareholder’s Equity
Common stock, no par	$1

Total shareholder’s equity	$1

See accompanying notes.

On behalf of the Board:

(Signed) Tony Jensen	(Signed) Stanley Dempsey
Director	Director

RG Exchangeco Inc.
NOTES TO FINANCIAL STATEMENT
(In C$, except share data)

1.	INCORPORATION AND FINANCIAL PRESENTATION

7296355 Canada Ltd. (“Canco”) was incorporated pursuant to the Canada Business Corporations Act on December 14, 2009. Effective January 11, 2010, Canco changed its name to RG Exchangeco Inc. (“Exchangeco”). Exchangeco, a wholly-owned subsidiary of Royal Gold, Inc. (the “Parent Company”), has not carried on active business since incorporation. Parent Company, on behalf of Exchangeco. has incurred standard costs of incorporation and capitalization of Exchangeco. The costs have not been pushed down in the opening balance sheet of Exchangeco. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2.	SHAREHOLDER’S EQUITY

Authorized

Exchangeco is authorized to issue an unlimited number of voting common shares. The common shares are without nominal or par value.

Issued

	Number of
	Shares	Share Capital

Common shares
Issued on initial organization on December 14, 2009	1	C$	1

3.	SUBSEQUENT EVENT

Pursuant to the Arrangement Agreement dated December 17, 2009 (“Arrangement”), Exchangeco, with support of the Parent Company, will acquire all of the issued and outstanding shares of International Royalty Corporation (“IRC”). The Arrangement is subject to regulatory, judicial and IRC shareholder approval.

APPENDIX D

FORM OF ARRANGEMENT RESOLUTION

RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving International Royalty Corporation (the “Corporation”), pursuant to the amended and restated arrangement agreement (the “Arrangement Agreement”) between the Corporation, Royal Gold, Inc. (“Royal Gold”) and RG Exchangeco Inc., effective as of December 17, 2009, all as more particularly described and set forth in the management proxy circular (the “Circular”) of the Corporation dated January 15, 2009, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended), is approved.

2.	The plan of arrangement (the “Plan of Arrangement”) involving the Corporation and implementing the Arrangement, the full text of which is set out in Schedule B of the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended), is approved.

3.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Corporation, or that the Arrangement has been approved by the Court (as defined in the Circular), the directors of the Corporation are authorized without further notice to, or approval of, the securityholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, or (ii) not to proceed with the Arrangement.

4.	Any officer or director of the Corporation is authorized to execute articles of arrangement and such other documents as are necessary or desirable and deliver same to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

5.	Any officer or director of the Corporation is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

D-1

APPENDIX E

ARRANGEMENT AGREEMENT

Execution Copy

ROYAL GOLD, INC.

— AND —

RG EXCHANGECO INC.

— AND —

INTERNATIONAL ROYALTY CORPORATION

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

EFFECTIVE AS OF DECEMBER 17, 2009

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT is executed on January 15, 2010, but for all purposes is made effective as of the 17th day of December, 2009.

BETWEEN:

International Royalty Corporation, a corporation continued under the laws of Canada,

(“Target”),

OF THE FIRST PART

— and —

RG Exchangeco Inc. (formerly known as 7296355 Canada Ltd.), a corporation incorporated under the laws of Canada,

(“Canco”)

OF THE SECOND PART

— and —

Royal Gold, Inc., a corporation incorporated under the laws of Delaware,

(“Acquireco”)

OF THE THIRD PART

WHEREAS:

A.	Target, Acquireco and Canco were parties to an arrangement agreement dated December 17, 2009 and have agreed to amend and restate such agreement on January 15, 2010, as if such amendment and restatement had occurred and was effected for all purposes herein as of December 17, 2009;

B.	The authorized capital of Target consists of an unlimited number of common shares, of which 94,702,022 Target Shares were issued and outstanding as of the close of business on December 16, 2009, as fully paid and non-assessable;

C.	There are no options, warrants or other securities outstanding that require the issue or sale of any securities of Target, other than the Target Options to acquire an aggregate of 5,863,834 Target Shares outstanding as of the close of business on December 16, 2009;

D.	Canco proposes to acquire all of the Target Shares pursuant to the Arrangement as provided for in this agreement for the consideration contemplated herein; and

E.	The board of directors of Target, after receiving the Fairness Opinion and legal advice and after considering other factors, has unanimously determined that it is in the best interests of Target to enter into this agreement, to support and implement the Transactions and for the board of directors of Target to recommend that Target Shareholders vote in favour of the Arrangement.

NOW THEREFORE in consideration of the mutual covenants set out in this agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Target, Acquireco and Canco agree that:

1.	The Arrangement and its Announcement

A.	Process Regarding Target.

Subject to the terms and conditions of this agreement:

(a)	subject to compliance by Acquireco with its agreements and covenants in Section 1.B, as soon as practicable after the execution of this agreement, and in any event before January 15, 2010, Target shall, in a manner acceptable to Acquireco, acting reasonably, apply to the Court pursuant to Section 192 of the Act for the Interim Order;

(b)	provided the Interim Order has been obtained, Target shall, in a manner acceptable to Acquireco, acting reasonably, and subject to Acquireco’s agreements and covenants in Section 1.B, hold the Target Special Meeting as soon as reasonably practicable after the Interim Order has been obtained, and in any event before February 16, 2010, and, in connection with the Target Special Meeting, ensure that the Target Circular contains all information necessary to permit Target Securityholders to make an informed judgement about the Arrangement;

(c)	after having called the Target Special Meeting, Target shall not, without the prior written consent of Acquireco, adjourn, postpone or cancel the Target Special Meeting, except as may be required by Law or the rules of the TSX or AMEX or except as otherwise contemplated in this agreement;

(d)	Target shall, subject to the prior review and written approval of Acquireco, and subject to Acquireco’s agreements and covenants in Section 1.B, prepare, file and distribute the Target Circular and such other documents (including documents required by the TSX, AMEX and the Securities Commissions or applicable Law) as may be necessary or desirable to permit Target Securityholders to vote on the Arrangement;

(e)	provided the Arrangement is approved at the Target Special Meeting as set out in the Interim Order, as soon as reasonably practicable thereafter at a time determined with Acquireco, Target shall forthwith, in a manner acceptable to Acquireco, acting reasonably, take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such manner as the Court may direct;

(f)	provided the Final Order is obtained and the conditions set out in Section 2 have been satisfied or waived, Target shall send to the Director, for endorsement and filing by the Director, articles of arrangement and such other documents as may be required under the CBCA to give effect to the Arrangement; and

(g)	provided the Final Order is obtained and the conditions set out in Section 2 have been satisfied or waived, the Support Agreement and the Voting and Exchange Trust Agreement shall be executed.

B.	Circular.

Target shall prepare the Target Circular (including supplements or amendments thereto) and cause the Target Circular (including supplements or amendments thereto) to be distributed in accordance with applicable Law. In preparing the Target Circular, Target shall provide Acquireco with a reasonable opportunity to review and comment on the Target Circular and, other than with respect to the Acquireco Information for which Acquireco shall be solely responsible, Target shall consider all such comments, provided that whether or not any comments are accepted or appropriate shall be determined by the board of directors of Target in their discretion, acting reasonably. In a timely and expeditious manner so as to permit Target to comply with its obligations in Section 1.A(a) and Section 1.A(b), Acquireco shall promptly furnish to Target all Acquireco Information. Each of Target and Acquireco shall:

(a)	ensure that all information provided by it or on its behalf that is contained in the Target Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in the Target Circular that is necessary to make any statement that it contains not misleading in light of the circumstances in which it is made; and

(b)	promptly notify the other if, at any time before the Effective Time, it becomes aware that the Target Circular, any document delivered to the Court in connection with the application for the Interim Order or Final Order or delivered to Target Securityholders in connection with the Target Special Meeting or any other document contemplated by Section 1.A contains a misrepresentation, an untrue statement of material fact, omits to state a material fact required to be stated in those documents that is necessary to make any statement it contains not misleading in light of the circumstances in which it is made or that otherwise requires an amendment or a supplement to those documents.

All Acquireco Information shall comply in all material respects with all applicable Laws and shall contain full, true and plain disclosure of all material facts relating to the securities of Acquireco and Canco to be issued in connection with this agreement, including under the Plan of Arrangement. Acquireco shall indemnify and hold harmless each of the Indemnified Persons to the extent that the Acquireco Information contains or is alleged to contain any misrepresentation (as defined under applicable securities legislation) and/or does not contain full, true and plain disclosure of all material facts relating to the securities of Acquireco or Canco to be issued in connection with this agreement, including under the Plan of Arrangement.

C.	Public Announcement.

Immediately after the execution of this agreement, Target and Acquireco shall issue a joint public announcement, announcing the entering into of this agreement and the Transactions, which announcement shall be in form and substance acceptable to each of them, acting reasonably.

2.	Conditions to the Arrangement

A.	Mutual Conditions.

The respective obligations of the parties to complete the Arrangement shall be subject to the fulfilment, or the waiver by each of them, on or before the Outside Date, of the conditions set forth in Schedule C, each of which may be waived by mutual consent of the parties, in whole or in part. For greater certainty, the conditions set forth in Schedule C are inserted for the benefit of each of the parties to this agreement and may be waived by mutual consent of Target and Acquireco (for itself and on behalf of Canco), in whole or in part, in their sole discretion.

B.	Conditions in Favour of Target.

The obligations of Target to complete the Arrangement shall be subject to the fulfilment, or the waiver by Target, on or before the Outside Date, of the conditions set forth in Schedule D, each of which is for the exclusive benefit of Target and may be waived by Target alone, at any time, in whole or in part, in its sole discretion.

C.	Conditions in Favour of Acquireco and Canco.

The obligations of each of Acquireco and Canco to complete the Arrangement shall be subject to the fulfilment, or the waiver by Acquireco (for itself and on behalf of Canco), on or before the Outside Date, of the conditions set out in Schedule E, each of which is for the exclusive benefit of Acquireco and Canco and may be waived by Acquireco (for itself and on behalf of Canco) alone, at any time, in whole or in part, in its sole discretion.

D.	Satisfaction, Waiver and Release of Conditions.

Upon the issuance of a certificate of arrangement in respect of the Arrangement by the Director in accordance with the Final Order and the CBCA, the conditions provided for in this section shall be deemed conclusively to have been satisfied, fulfilled, waived or released.

3.	Representations and Warranties

A.	Representations and Warranties of Target.

Target represents and warrants to Acquireco and Canco as to those matters set forth in Schedule F (and acknowledges that Acquireco and Canco are relying on such representations and warranties in entering into this agreement and completing the Transactions).

B.	Representations and Warranties of Acquireco and Canco.

Acquireco and Canco jointly and severally represent and warrant to Target as to those matters set forth in Schedule G (and acknowledge that Target is relying on such representations and warranties in entering into this agreement and completing the Transactions).

C.	Survival of Representations, Warranties and Covenants.

The representations, warranties and covenants of Target and Acquireco and Canco contained in this agreement or in any instrument delivered pursuant to this agreement shall merge upon, and shall not survive, the Effective Date; provided that this Section 3.C shall not limit any covenant or agreement of the parties, which by its terms contemplates performance after the Effective Time.

4.	Implementation

A.	General.

The Transactions are intended, subject to the terms and conditions hereof and thereof, to result in, among other things, Acquireco acquiring all Target Shares outstanding immediately prior to the Effective Time as provided below and as set out in greater detail in the Plan of Arrangement:

(a)	each issued and outstanding Target Share (other than Exchangeable Elected Shares) held by a Target Shareholder (and other than Target Shares held by Acquireco or an affiliate or Dissenting Shareholders) shall be exchanged with Canco for:

(i)	Cash Consideration;

(ii)	Acquireco Share Consideration; or

(iii)	a combination thereof;

in accordance with the election or deemed election of such Target Shareholder pursuant to Section 2.3 of the Plan of Arrangement, and subject, in each case, to proration in accordance with Section 2.4 of the Plan of Arrangement.

(b)	each issued and outstanding Exchangeable Elected Share (other than Target Shares held by Acquireco or an affiliate or Dissenting Shareholders) shall be exchanged with Canco for:

(i)	Exchangeable Share Consideration; or

(ii)	a combination of Exchangeable Share Consideration and Cash Consideration;

in accordance with the election or deemed election of such Target Shareholder pursuant to Section 2.3 of the Plan of Arrangement and subject, in each case, to proration in accordance with Section 2.4 of the Plan of Arrangement.

A1.	Subject to the provisions of the Plan of Arrangement, Canco shall execute joint elections under subsection 85(1) or 85(2) of the ITA or any equivalent provincial legislation with Target Shareholders who are Eligible Holders (as defined in the Plan of Arrangement) and who are entitled to receive Exchangeable Shares under the Arrangement, subject to and in accordance with the Plan of Arrangement. In addition, each of Target, Acquireco and Canco shall (and shall cause its Subsidiaries to) use all commercially reasonable efforts to satisfy each of the conditions precedent to be satisfied by it, as soon as practical and in any event before the Effective Date, and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable to permit the completion of the Transactions in accordance with the Arrangement, this agreement, the agreements that it contemplates and applicable Law, and to cooperate with each other in connection therewith (provided, however, that, with respect to Canadian provincial or territorial qualifications, neither Acquireco nor Canco shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where it is not now so subject, except as to matters and transactions arising solely from the issuance of the Exchangeable Shares and the Acquireco Shares), including using all commercially reasonable efforts to:

(a)	provide notice to, and obtain all waivers, consents, permits, licenses, authorizations, orders, approvals and releases necessary or desirable to complete the Transactions from, Agencies and other persons, including parties to agreements, understandings or other documents to which each of Target and Acquireco (and its respective Subsidiaries) is a party or by which it or its properties are bound or affected (including loan agreements, shareholder agreements, leases, pledges, guarantees and security), the failure of which to provide or obtain would prevent the completion of the Arrangement or which, individually or in the aggregate, would reasonably be expected to be Materially Adverse to either Target or Acquireco and their respective Subsidiaries, in each case taken as a whole;

(b)	obtain the Interim Order and the approval of Target Securityholders at the Target Special Meeting at the earliest practicable date, as specified in the Interim Order and the Final Order;

(c)	effect or cause to be effected all registrations and filings and submissions of information necessary or desirable to complete the Transactions or requested of it by Agencies, the failure of which to obtain would reasonably be expected to prevent the completion of the Transactions or would reasonably be expected to be Materially Adverse to either Target or Acquireco and their respective Subsidiaries, in each case taken as a whole; and

(d)	keep the other reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing the other with copies of all related applications and notifications.

B.	Options.

(a)	Prior to the Effective Time, Target’s board of directors shall accelerate the vesting of otherwise unvested Target Options and provide for the exercise of Target Options conditional on all conditions precedent to the Arrangement being satisfied or waived such that, immediately prior to the Effective Time, such Target Options that have been so conditionally exercised shall be deemed to have been exercised and the Target Shares issuable on exercise of such Target Options shall be deemed to be issued and outstanding. Target shall not permit or take any action to facilitate the exercise of any Target Options on a cashless basis; provided that holders of Target Options may arrange for financial assistance from third parties (other than the Target or any of its Subsidiaries) to fund the exercise of the Target Options.

(b)	Prior to the Effective Time and pursuant to Rule 16b-3(d) of the Securities Exchange Act, the board of directors of Acquireco will adopt a resolution approving the issuance pursuant to the Plan of Arrangement of Acquireco Shares to any parties that will become executive officers or directors of Acquireco and their affiliates so that such issuances are exempt from application of Section 16b of the Securities Exchange Act.

C.	Defence of Proceedings.

Each of Target, Acquireco and Canco shall diligently defend, or shall cause to be diligently defended, any lawsuits or other legal proceedings brought against it or any of its Subsidiaries or their respective directors, officers or shareholders challenging this agreement or the completion of the Transactions. Neither Target, Acquireco nor Canco shall settle or compromise (or permit any of their respective Subsidiaries to compromise or settle) any such claim brought in connection with the Transactions, without the prior written consent of the other (provided that written consent of Acquireco shall only be necessary to the extent settlement of such claim would bind either Acquireco or Canco or in any material respect affect, restrain or interfere with the conduct of the business of Target, Acquireco or any of their Subsidiaries or the consummation of the Transactions).

D.	Waiver of Shareholder Rights Plan.

Target shall take all required steps to cause the Target Rights Plan to terminate effective upon the Effective Time, without payment of any amounts to any holders thereunder. Prior to the earlier of (i) the Effective Time and (ii) the termination of this agreement, Target shall not terminate, waive any provision of, exempt any person from or amend the terms of the Target Rights Plan (or redeem the Target Rights) except as provided herein. Target hereby confirms, acknowledges and agrees (a) that the board of directors of Target has extended and will continue to extend the Separation Time (as defined in the Target Rights Plan) under the Target Rights Plan in respect of the Arrangement until after the vote by the Target Securityholders on the Arrangement at the Target Special Meeting, and (b) to obtain the consent of Target Securityholders to waive the Target Rights Plan so that neither the entering into nor delivery of this agreement, or the other agreements contemplated hereby nor the consummation of all or any part of the Transactions shall constitute a Flip-in Event (as defined in the Target Rights Plan).

E.	Securities Law Compliance and Related Covenants.

Acquireco shall use its commercially reasonable efforts (which, for greater certainty, shall not require Acquireco to consent to a term or condition of an approval or consent which Acquireco reasonably determines could have a Materially Adverse effect on Acquireco or its Subsidiaries):

(a)	to obtain all orders required from the applicable Securities Commissions to permit the first resale of:

(i)	the Exchangeable Shares issued pursuant to the Arrangement; and

(ii)	the Acquireco Shares issued from time to time upon exchange of the Exchangeable Shares, in each case without qualification with or approval of or the filing of any prospectus, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Securities Commission in any of the provinces or territories of Canada (other than, with respect to such first resales, any restrictions on transfer by reason of a holder being a “control person” of Acquireco or Canco or Callco (as defined in the provisions attaching to the Exchangeable Shares) for purposes of Canadian provincial or territorial securities Laws.

(b)	to cause the Exchangeable Shares to be listed and posted for trading on the TSX by the Exchange Time and to take reasonable steps to maintain such listing for so long as there are Exchangeable Shares outstanding (other than those securities held by Acquireco or any of its affiliates);

(c)	to cause the listing and admission to trading on the TSX and NASDAQ of the Acquireco Shares to be issued at the Exchange Time and from time to time upon exchange of the Exchangeable Shares;

(d)	to ensure that Canco is, at the Effective Time and for so long as there are Exchangeable Shares outstanding (other than those Exchangeable Shares held by Acquireco or any of its affiliates), a “taxable Canadian corporation” and not a “mutual fund corporation,” each within the meaning of the ITA (as of the Effective Time and any modifications to such definitions which are consistent with the principles thereof); and

(e)	to file a registration statement on Form S-3 in order to register under the Securities Act the Acquireco Shares issued upon exchange of the Exchangeable Shares from time to time after the Effective Time, and use its commercially reasonable efforts to cause such registration statement to become effective at or prior to the

Effective Time and to maintain the effectiveness of such registration for the period that such Exchangeable Shares remain outstanding.

F.	Registrar and Transfer Agent.

Target shall permit the registrar and transfer agent for Target Shares to act as depositary in connection with the Arrangement and instruct that transfer agent to furnish to Acquireco (and such persons as it may reasonably designate) at such times as it may request such information and provide to Acquireco (and such persons as it may designate) such other assistance as it may reasonably request in connection with the implementation and completion of the Transactions.

G.	Access to Information; Confidentiality.

(a)	Other than in respect of Proprietary Information and subject to compliance with applicable Law, Target shall, and shall cause its Subsidiaries to, afford to Acquireco and to its Representatives, reasonable access during normal business hours during the period prior to the Effective Time to all of the properties, books, contracts, commitments, personnel and records of Target and its Subsidiaries and, during such period, Target shall, and shall cause each of its Subsidiaries to, furnish promptly to Acquireco (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal, provincial or state securities Laws and (ii) all other information concerning its business, properties and personnel as Acquireco may reasonably request, including any information with respect to Target Securityholder Approval at the Target Special Meeting and the status of the efforts to obtain such approval. Such information shall be held in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(b)	During the period prior to the Effective Time, and subject to compliance with applicable Law, Acquireco shall, and shall cause its Subsidiaries to, furnish promptly to Target information concerning its business and properties as Target may reasonably request. Such information shall be held in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

H.	Duty to Inform.

Each of Target and Acquireco shall keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining the requisite approvals and consents or governmental orders, including:

(a)	promptly notifying the other of, and, if in writing, promptly furnish the other with copies of, any communications from or with any Agency with respect to the Transactions;

(b)	permitting the other party to review in advance, and considering in good faith the view of one another in connection with, any proposed communication with any Agency in connection with proceedings under or relating to any applicable Law relating to the Transactions; and

(c)	not agreeing to participate in any meeting or discussion with any Agency in connection with proceedings under or relating to any applicable Law relating to the Transactions unless it consults with the other party in advance, and, to the extent permitted by such Agency, gives the other party the opportunity to attend and participate for such portions of such meeting or discussion at which matters relating to the Transactions are to be discussed.

I.	Board Recommendation.

The board of directors of Target shall in the Target Circular, subject to Section 6.E, recommend that Target Shareholders approve the Arrangement.

J.	Target Trust Indenture.

Prior to the Effective Time, Target shall use its commercially reasonable efforts to obtain the approval of the Debentureholders (as defined in the Target Trust Indenture) under the Trust Indenture to the consummation of the Arrangement and to deliver to the Trustee (as defined in the Target Trust Indenture) any documentation required under the terms of the Target Trust Indenture in connection with seeking such approval.

K.	Dividends

If, on or after the date of this agreement, Target should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on any Target Shares, which is or are payable or distributable to Target

Shareholders on a record date prior to the Effective Date, other than the next regularly scheduled semi-annual dividend of $0.02 per Target Share payable following the date hereof, then the aggregate amount of the consideration otherwise payable to Target Shareholders pursuant to the Plan of Arrangement will be reduced by the amount of any such dividend, distribution or payments.

L.	Withholding Rights.

Target, Canco, Callco, Acquireco and any person acting as depositary (the “Depositary”) in connection with the Arrangement shall be entitled to deduct and withhold from any dividend, price or consideration otherwise payable to any holder of Target Shares, Acquireco Shares or Exchangeable Shares such amounts as Target, Canco, Callco, Acquireco or the Depositary is required to deduct and withhold with respect to such payment under the ITA, United States tax laws or any other applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing Agency. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Target, Canco, Callco, Acquireco and the Depositary are hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to Target, Canco, Callco, Acquireco and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Target, Canco, Callco, Acquireco and the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

M.	Pre-Closing Reorganization.

Target covenants and agrees that, upon the reasonable request by Acquireco, Target shall, and shall cause each of its Subsidiaries to use its reasonable commercial efforts to (i) take such actions to reorganize their respective capital, assets and structure as Acquireco may request in writing, acting reasonably (collectively, the “Pre-Arrangement Reorganization”) and (ii) cooperate with Acquireco and its advisors in order to determine the nature of the Pre-Arrangement Reorganization that might be undertaken and the manner in which it might most effectively be undertaken; provided that the Pre- Arrangement Reorganization (A) does not interfere with the ongoing operations of Target and its Subsidiaries; (B) is not prejudicial to Target or any Subsidiary of Target or Target Securityholders or inconsistent with the provisions of this agreement; (C) shall not, and any actions taken in furtherance thereof shall be considered not to, constitute a breach of the representations or warranties or covenants hereunder; (D) does not require the directors, officers, employees or agents of Target or its Subsidiaries to take any action in any capacity other than as a director, officer or employee; (E) does not impede, or interfere with, delay the occurrence of the Effective Date by more than three Business Days after the satisfaction or waiver of the last of the conditions to be satisfied or waived in Schedules C, D or E, or prevent the completion of the Transactions; (F) shall not affect or modify in any respect the obligations of any of Acquireco or Canco under this agreement; (G) is reasonably capable of being consummated following the date of the Final Order and prior to the Effective Time; (H) does not have adverse Tax consequences to Target or its Subsidiaries; and (I) does not require Target or any of its Subsidiaries to obtain any waivers, consents, approvals, or make any filing (other than any Tax filing or election) with, any Agency or other third party or otherwise adversely affect any contract or agreement between Target or any of its Subsidiaries and any third party. Acquireco shall provide written notice to Target of any proposed Pre-Arrangement Reorganization at least five business days prior to the Effective Time provided that the Pre-Arrangement Reorganization shall in no event be effective prior to the granting of the Final Order. Acquireco shall bear all costs of the Pre-Arrangement Reorganization, including any liability for Taxes of Target or any of the Subsidiaries that may arise as a result of such Pre-Arrangement Reorganization. The parties will use their commercially reasonable efforts to structure the Pre-Arrangement Reorganization in such a manner that it is made effective immediately prior to the Effective Time. In the event that the Pre-Arrangement Reorganization is completed and the Arrangement is not completed as contemplated herein as a result of any termination of this agreement in accordance with its terms by Target, Acquireco shall reimburse Target for any loss or damages, including any liability for Taxes, caused to or incurred by Target or any of the Subsidiaries directly or indirectly as a result of such Pre-Arrangement Reorganization and shall also bear any cost associated with returning the corporate structure, capital structure, business, operations and assets, as applicable and as the case may be, to their state immediately prior to the Pre-Arrangement Reorganization (an “Unwinding Transaction”) where Target, in its sole discretion, considers such Unwinding Transaction to be necessary or desirable.

5.	Conduct of Business

A.	Conduct of Business by Target.

Prior to the Effective Time, unless Acquireco otherwise agrees in writing, or as otherwise expressly contemplated or permitted by this agreement or as disclosed in the Target Disclosure Statement, Target shall, and shall cause each of its Subsidiaries to, (i) conduct its business only in, not take any action except in, and maintain its facilities in, the ordinary course of business consistent with past practice, (ii) maintain and preserve its business organization and its material rights and franchises, (iii) use commercially reasonable efforts to retain the services of its officers and key employees, (iv) use commercially reasonable efforts to maintain relationships with customers, suppliers, lessees, joint venture partners, licensees, lessors, licensors and other third parties, and (v) maintain all of its operational assets in their current condition (normal wear and tear excepted) to the end that the goodwill and ongoing business of Target and its Subsidiaries shall not be impaired in any material respect. Without limiting the generality of the foregoing, Target shall (unless Acquireco otherwise agrees in writing, or as otherwise expressly contemplated or permitted by this agreement or as disclosed in the Target Disclosure Statement):

(a)	not do, permit any of its Subsidiaries to do or permit to occur any of the following (directly or indirectly),

(i)	issue, grant, sell, transfer, pledge, lease, dispose of, encumber or agree to issue, grant, sell, pledge, lease, dispose of or encumber,

(A)	any Target Shares or other securities entitling the holder to rights in respect of the securities or assets of Target or its Subsidiaries, other than pursuant to rights to acquire such securities existing at the date of this agreement as disclosed in the Target Disclosure Statement, or

(B)	any property or assets of Target or any of its Subsidiaries, except in the ordinary course of business consistent with past practice,

(ii)	amend or propose to amend the constitutional documents (including articles or other organizational documents or by-laws) of it or any of its Subsidiaries,

(iii)	redeem, purchase or offer to purchase any securities of its capital stock, or enter into any agreement, understanding or arrangement with respect to the voting, registration or repurchase of its capital stock,

(iv)	adjust, split, combine or reclassify its capital stock or merge, consolidate or enter into a joint venture with any person,

(v)	acquire or agree to acquire (by purchase, amalgamation, merger or otherwise) any person or assets that individually or in the aggregate exceeds $1 million,

(vi)	make, or commit to make, any capital expenditures that individually or in the aggregate exceeds $0.25 million,

(vii)	except as otherwise provided in this agreement or required by any Agency, amend, waive or modify, or propose to amend, waive or modify, the Target Rights Plan, as amended as of the date hereof,

(viii)	incur, create, assume, commit to incur, act or fail to act in any manner that would reasonably be expected to accelerate any obligations in respect of, guarantee or otherwise become liable or responsible for, indebtedness for borrowed money, other than advances from Subsidiaries of Target made in the ordinary course of business consistent with past practice,

(ix)	prepay any amount owing in respect of indebtedness for borrowed money,

(x)	settle or compromise any suit, claim, action, proceeding, hearing, notice of violation, demand letter or investigation,

(xi)	enter into, adopt or amend any Employee Benefit Plan or Employment Agreement, except as may be required by applicable Law,

(xii)	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Target is a party,

(xiii)	other than as a result of the Transactions, take any action that would give rise to a right to severance benefits pursuant to any employment, severance, termination, change in control or similar agreements or arrangements,

(xiv)	adopt or amend, or increase or accelerate the timing, payment or vesting of benefits under or funding of, any bonus, profit sharing compensation, stock option (other than Target Options), pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any current or former employee, director or consultant,

(xv)	amend the Target Option Plan or otherwise amend the terms of any Target Options, except that, for avoidance of doubt, Target’s board of directors shall be entitled to accelerate the vesting of otherwise unvested Target Options,

(xvi)	enter into any confidentiality agreements or arrangements other than in the ordinary course of business consistent with past practice, except as otherwise permitted in this agreement,

(xvii)	except as otherwise required by Law, make any material Tax election, settle or compromise any material Tax claim or assessment, file any Tax Return (other than any Tax Return due before the Effective Time and then only in a manner consistent with past practice), change any method of Tax accounting or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes,

(xviii)	except as required by Law or GAAP or as determined in the good faith judgement of Target’s board of directors, make any changes to existing accounting practices, or write up, write down or write off the book value of any assets in amount that, in aggregate, exceeds $2 million, except for depreciation and amortization in accordance with GAAP, or

(xix)	enter into or modify any employment, severance, collective bargaining or similar agreements or arrangements with, or take any action with respect to or grant any salary increases, bonuses, benefits, severance or termination pay to, any current or former officers, directors or other employees or consultants;

(b)	use its commercially reasonable efforts to cause the current insurance (or re- insurance) policies of it and its Subsidiaries not to be cancelled or terminated or any other coverage under those policies to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing reasonably acceptable to Acquireco providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(c)	not do or permit any action that would, or would reasonably be expected to, render any representation or warranty made by it in this agreement untrue or inaccurate in a manner that would, or would reasonably be expected to, be Materially Adverse to Target and its Subsidiaries, taken as a whole;

(d)	promptly notify Acquireco orally and in writing of any change in the ordinary course of the business, operations or properties of Target or its Subsidiaries and of any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) that, individually is or in the aggregate are, or would reasonably be expected to be, Materially Adverse to Target and its Subsidiaries, taken as a whole;

(e)	not implement any other change in the business, affairs, capitalization or dividend policy of Target or its Subsidiaries that is, or in the aggregate are, or would reasonably be expected to be, Materially Adverse to Target and its Subsidiaries, taken as a whole; and

(f)	not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.A.

B.	Conduct of Business by Acquireco.

(a)	Prior to the Effective Time, unless Target otherwise agrees in writing or as otherwise expressly contemplated or permitted by this agreement, Acquireco shall, and shall cause each of its Subsidiaries to, (i) conduct its business and maintain its facilities in the ordinary course of business consistent with past practice, (ii) maintain and preserve its business organization and its material rights and franchises, (iii) retain the services of its officers and key employees, (iv) maintain relationships with customers, suppliers, lessees, joint venture partners, licensees, lessors, licensors and other third parties, and (v) maintain all of its operational assets in their current condition (normal wear and tear excepted) to the end that the goodwill and ongoing business of Acquireco and its Subsidiaries shall not be impaired in any material respect. Without limiting the generality of the foregoing, Acquireco shall (unless Target otherwise agrees in writing or as otherwise expressly contemplated or permitted by this agreement):

(i)	not do or permit any action that would, or would reasonably be expected to, render any representation or warranty made by it in this agreement untrue or inaccurate in a manner that would, or would reasonably be expected to be, Materially Adverse to Acquireco and its Subsidiaries, taken as a whole;

(ii)	promptly notify Target orally and in writing of any change in the ordinary course of the business, operations or properties of Acquireco or its Subsidiaries and of any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) that, individually is or in the aggregate are, or would reasonably be expected to be, Materially Adverse to Acquireco and its Subsidiaries, taken as a whole;

(iii)	not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.B; and

(iv)	not implement any other change in the business, affairs, capitalization or dividend policy of Acquireco or its Subsidiaries that is, or in the aggregate are, or would reasonably be expected to be, Materially Adverse to Acquireco and its Subsidiaries, taken as a whole.

(b)	In addition, Acquireco shall not (unless Acquireco first consults with Target or as otherwise expressly contemplated or permitted by this agreement) do, permit any of its Subsidiaries to grant, sell, transfer, pledge, lease, dispose of, encumber or agree to grant, sell, pledge, lease, dispose of or encumber any property or assets of Acquireco or any of its Subsidiaries, except in the ordinary course of business consistent with past practice or as otherwise required to comply with the terms of any credit agreement contemplated by the Commitment Letter.

C.	Financing Commitments.

(a)	Concurrently with the execution and delivery hereof, Acquireco has delivered to Target a true copy of an executed commitment letter addressed to Acquireco (the “Commitment Letter”) from HSBC Bank U.S.A., N.A. (the “Financier”) pursuant to which the Financier has committed to provide Acquireco and Canco with financing in an aggregate amount of $100 million (the “Debt Financing”). The Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Acquireco, and to the knowledge of Acquireco, the other parties thereto. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Acquireco under the Commitment Letter. Acquireco has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Commitment Letter. Subject to its terms and conditions, the Debt Financing, when funded in accordance with the Commitment Letter, together with cash on hand at Acquireco and Target, will provide Acquireco and Canco with cash proceeds at the Effective Time sufficient to consummate the Arrangement upon the terms contemplated by this agreement.

(b)	Acquireco shall use its commercially reasonable efforts to complete definitive documentation with respect to the Debt Financing or alternative financing in the aggregate amount of $100 million on or before January 18, 2010. In the event that Acquireco is unable to complete definitive documentation with respect to either the Debt Financing or alternative financing by January 18, 2010 in accordance with the immediately preceding sentence, Acquireco shall use its commercially reasonable efforts to arrange the Debt Financing or obtain alternative financing in the aggregate amount of $100 million as promptly as practicable and in any event prior to the Outside Date, which Debt Financing or alternative financing shall be on terms acceptable to Acquireco and Target, acting reasonably. Acquireco shall give Target prompt notice of any breach or alleged breach by any party of the Commitment Letter or any termination of the Commitment Letter. Acquireco shall keep Target informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing or alternative financing. For the avoidance of doubt, if the Debt Financing or any alternative financing has not been obtained, Acquireco and Canco shall continue to be obligated to consummate the Arrangement on the terms contemplated by this agreement and the failure to obtain the Debt Financing or any alternative financing shall not be a condition to the obligations of Acquireco or Canco to perform its obligations hereunder or to complete the Arrangement.

(c)	Acquireco shall at all times maintain in good standing and in full force and effect its senior secured revolving credit facility existing under that Third Amended and Restated Credit Agreement dated as of October 30, 2008 by and among Acquireco, the Financier and The Bank of Nova Scotia, among others, and shall not draw any amounts thereunder except to finance the cash portion of the consideration payable under the Arrangement.

6.	Alternative Transactions

A.	Non-Solicitation; Adverse Acts.

Except in respect of any action or inaction that is permitted by this agreement, Target shall not (and shall not permit any of its Subsidiaries to), directly or indirectly, through any of its or its Subsidiaries’ Representatives or otherwise, take any action that would reasonably be expected to in any way reduce the likelihood of the successful completion of the Transactions. Without limiting the foregoing, Target shall not (and shall not permit any of its Subsidiaries to), directly or indirectly, including through any of its or its Subsidiaries’ Representatives:

(a)	solicit, initiate, knowingly encourage, or facilitate (including by way of furnishing non-public information) any inquiries or the making by any third party of any proposals regarding an Alternative Transaction;

(b)	participate in any discussions or negotiations regarding any Alternative Transaction;

(c)	approve or recommend any Alternative Transaction; or

(d)	accept or enter any agreement, arrangement or understanding related to any Alternative Transaction.

Additionally, Target shall:

(e)	immediately cease and cause to be terminated any existing discussions or negotiations, directly or indirectly, with any person with respect to any Alternative Transaction; and

(f)	not, directly or indirectly, waive or vary any terms or conditions of any confidentiality or standstill agreement that it has entered into with any person considering any Alternative Transaction and shall promptly request the return (or the deletion from retrieval systems and data bases or the destruction) of all information, in each case subject to the terms and conditions of each such agreement.

B.	Permitted Actions.

Notwithstanding anything in this agreement, nothing shall prevent Target, its Subsidiaries or its or their Representatives or the board of directors of Target from:

(a)	complying with the obligations of the board of directors of Target under applicable securities Law to prepare and deliver a directors’ circular in response to a take-over bid;

(b)	participating in any proceeding in respect of the Target Rights Plan in accordance and consistent with Target’s obligations hereunder; and

(c)	considering, participating in discussions or negotiations and entering into confidentiality agreements and providing information, in each case pursuant to Section 6, regarding a bona fide written Acquisition Proposal that (i) did not result from a breach of Section 6 prior thereto, and (ii) the board of directors of Target has determined by formal resolution, in good faith and after consultation with its financial advisors and outside legal counsel, is or is reasonably likely to result in a Superior Proposal, but only to the extent that the board of directors of Target also has determined by formal resolution, in good faith after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties.

The board of directors of Target shall not, except in compliance with Section 6.E and F, approve, recommend, accept, support or enter into any other agreement, arrangement or understanding in respect of any such Acquisition Proposal other than a confidentiality agreement contemplated by Section 6.D.

C.	Notification of Acquisition Proposal.

Target shall promptly notify Acquireco, at first orally and then promptly thereafter in writing, of any Acquisition Proposal made after the date hereof and any inquiry that Target reasonably expects to lead to any Alternative Transaction, or any amendments to the foregoing, or any request for information relating to Target or any of its Subsidiaries in connection with any Alternative Transaction or for access to the properties, books, or records of Target or any of its Subsidiaries by any person that Target reasonably believes is proposing to make, or has made, any Alternative Transaction. Such notices shall include a description of the material terms and conditions of any proposal and the identity of the person making such proposal or inquiry. Target shall thereafter provide such other details of the proposal or inquiry, discussions or negotiations as Acquireco may reasonably request and shall attach copies of all letters, agreements and other documentation (whether executed or in draft) exchanged by or on behalf of Target and the party making the Acquisition Proposal in respect of such Alternative Transaction. Target shall keep Acquireco reasonably informed by way of further notices of the status including any change to the material terms of any such Alternative Transaction.

D.	Access to Information.

If Target receives a request for information from a person that has made a bona fide written Acquisition Proposal that complies with Section 6.B(c)(i) and (ii), then, and only in such case, the board of directors of Target may, subject to, only if such person is not already party to a confidentiality agreement in favour of Target, the execution by such person of a confidentiality agreement containing a commercially reasonable standstill provision (which, for greater certainty, shall in no event prevent or restrict such person, Target, its Subsidiaries or its or their Representatives, or the board of directors of Target from engaging in any activities otherwise permissible under Section 6.B(c)), terms at least as favourable to Target as those contained in the Confidentiality Agreement and a prohibition on such person’s use of any information regarding the Target or its Subsidiaries for any reason whatsoever other than as relates to such person’s evaluation and consummation of the transaction that is the subject of the Acquisition Proposal, provide such person with access to information regarding Target and its Subsidiaries; provided that Target sends a copy of any such confidentiality agreement to Acquireco promptly upon its execution and Target provides Acquireco (to the extent it has not already done so) with copies of the information (other than any Proprietary Information) provided to such person and promptly provides Acquireco with access to all information to which such person was provided access (other than any Proprietary Information).

E.	Implementation of Superior Proposal.

Subject to Acquireco’s rights under Section 6.F, Target may accept, approve or recommend (and thereby change its recommendation regarding the Transactions) or enter into a definitive agreement, undertaking or arrangement in respect of a Superior Proposal in respect of which there has been no breach of Section 6 only if:

(a)	Target has complied with its obligations under this Section 6 with respect to the Superior Proposal, including by providing Acquireco with all documentation required to be delivered under Section 6.C and a copy of the Superior Proposal (including any draft agreement to be entered into by Target which governs the Superior Proposal);

(b)	a period expiring at 5:00 p.m. (Toronto time) on the fifth business day (the “Response Period”) after the later of (i) the date on which Acquireco received written notice from the board of directors of Target that it has resolved, subject only to compliance with this Section 6.E, to accept, or enter into a definitive agreement, undertaking or arrangement in respect of, a Superior Proposal, and (ii) the date Acquireco received a copy of the Superior Proposal as provided in Section 6.E(a); and

(c)	the board of directors of Target has considered any amendment to the terms of this agreement proposed in writing by Acquireco (or on its behalf) before the end of the Response Period as contemplated in Section 6.F and determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Superior Proposal remains a Superior Proposal (as assessed against this agreement, together with the written amendments, if any, proposed by Acquireco before the end of the Response Period) and that it would be inconsistent with its fiduciary duties not to enter into a binding agreement in respect of the Superior Proposal.

If the Response Period would not terminate before the Target Special Meeting, at the request of Acquireco, Target shall adjourn the Target Special Meeting to a date that is no less than two and no more than five business days after the Response Period.

F.	Response by Acquireco.

During the Response Period, Acquireco shall have the right, but not the obligation, to offer in writing to amend the terms of this agreement. The board of directors of Target shall review any such written offer by Acquireco to amend this agreement in good faith, in consultation with its financial advisors and outside legal counsel, to determine whether the Acquisition Proposal to which Acquireco is responding would be a Superior Proposal when assessed against this agreement, as would be amended in accordance with the written amendments, if any, proposed by Acquireco before the end of the Response Period. If the board of directors of Target does not so determine by formal resolution, it shall enter into an amended agreement with Acquireco and Canco reflecting Acquireco’s proposed written amendments. Provided that neither Acquireco nor Canco is in breach of or has failed to perform any of its representations, warranties covenants or agreements set forth in this agreement, where such breach or failure would render Acquireco and Canco incapable of consummating the Transactions, if the board of directors of Target does so determine then, subject only to Target paying (or causing to be paid) to Acquireco $32 million (the “Termination Fee”) in immediately available funds to an account designated by Acquireco, Target may enter into a definitive agreement, undertaking or arrangement in respect of, a Superior Proposal; provided that in no event shall the board of directors of Target take any action prior to the end of the Response Period that may obligate Target or any other person to seek to interfere with the completion of the Transactions, or impose any “break-up,” “hello” or other fees or options or rights to acquire assets or securities, or any other obligations that would survive completion of the Transactions, on Target or any of its Subsidiaries, property or assets.

G.	General.

Nothing in this Section 6 (except as contemplated in Section 6.E) shall limit the obligation of Target to convene and hold the Target Special Meeting to consider the Arrangement as contemplated in Section 1.A. Each successive amendment to any material terms of an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Section 6.E and F and Acquireco shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.	Termination and Amendment of Agreement

A.	Termination.

The rights and obligations of the parties pursuant to this agreement, other than pursuant to the last paragraph of Section 1.B, the last sentence of Section 4.G(a), the last sentence of Section 4.M, and Sections 7, 8, 9.D, 10 and 11, may be terminated at any time before the Effective Time:

(a)	by mutual agreement in writing executed by Target and Acquireco (for itself and on behalf of Canco) (for greater certainty, without further action on the part of Target Securityholders if termination occurs after the holding of the Target Special Meeting);

(b)	by Target,

(i)	after the Outside Date, if the conditions provided in Section 2.A and B have not been satisfied or waived by Target on or before the Outside Date, provided however that the right to terminate in this Section 7.A(b)(i) shall not be available to Target if its failure to fulfill any of its obligations under this agreement or if its breach of any of its representations and warranties under this agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)	if there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Target, Canco or Acquireco from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	at any time if the board of directors of Target authorizes Target to enter into a definitive agreement, undertaking or arrangement in respect of a Superior Proposal in the circumstances contemplated by Section 6.E; or

(iv)	at any time following the Target Special Meeting, if Target Securityholders do not cast (or do not cause to be cast) sufficient votes at the Target Special Meeting to permit completion of the Arrangement; or

(v)	at any time if Acquireco or Canco shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this agreement, which breach or failure is, or would reasonably be expected to be, Materially Adverse to Acquireco and its Subsidiaries as a whole; and

(c)	by Acquireco,

(i)	after the Outside Date, if the conditions provided in Section 2.A and C have not been satisfied or waived by Acquireco on or before the Outside Date, provided however that the right to terminate in this Section 7.A(c)(i) shall not be available to Acquireco if its or Canco’s failure to fulfill any of its or Canco’s obligations under this agreement or if its or Canco’s breach of any of its or Canco’s representations and warranties under this agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)	if there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Target, Acquireco or Canco from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	at any time if the board of directors of Target, or the Target, as applicable,

(A)	does not recommend in the Target Circular, or withdraws or modifies in a manner adverse to Acquireco or refuses to affirm (following the public announcement of any bona fide Acquisition Proposal within the later of (i) 5 days after a written request from Acquireco, and (ii) one calendar day following the expiry of any applicable Response Periods) its recommendation that Target Shareholders vote in favour of the Arrangement (it being acknowledged and agreed that a recommendation that Target Shareholders vote in favour of the Arrangement made by the board of directors of Target after the date hereof (including in the Target Circular) other than on a unanimous basis shall not constitute a withdrawal, adverse modification or failure to reaffirm the recommendation of the board of directors of Target that Target Shareholders vote in favour of the Arrangement); or

(B)	does not recommend against (following the public announcement of any bona fide Acquisition Proposal within the later of (i) 5 days after a written request from Acquireco, and (ii) one calendar day following the expiry of any applicable Response Periods) the Target Shareholders voting in favour of an Alternative Transaction; or

(C)	approves, recommends, accepts or enters into any agreement, undertaking or arrangement in respect of an Alternative Transaction (other than a confidentiality agreement as contemplated in Section 6) but excluding the resolutions referred to in Section 6.B(c) and Section 6.E; or

(D)	breaches or fails to perform any of the covenants or agreements set forth in Section 6 (other than those covenants and agreements set forth in Sections 6.C and 6.D), or materially breaches or fails to perform in all material respects any of the covenants or agreements set forth in Sections 6.C or 6.D; or

(iv)	at any time if the Target Special Meeting is cancelled, adjourned or delayed except as expressly permitted or contemplated by this agreement or agreed to by Acquireco in writing or requested by Acquireco;

(v)	at any time following the Target Special Meeting, if Target Securityholders do not cast (or do not cause to be cast) sufficient votes at the Target Special Meeting to permit completion of the Arrangement; and

(vi)	at any time if Target shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this agreement, which breach or failure is, or would reasonably be expected to be, Materially Adverse to the Target and its Subsidiaries as a whole.

Neither Target nor Acquireco may seek to rely upon the failure to satisfy any conditions precedent in Section 2.A, B or C or exercise any termination right arising therefrom or any termination right provided in Sections 7.A(b)(v) or 7.A(c)(vi), unless forthwith and in any event prior to the filing of the articles of arrangement for acceptance by the Director, Target or Acquireco, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Target or Acquireco, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Target or Acquireco, as the case may be, is proceeding diligently to cure all such matters, if and for so long as all such matters are susceptible of being cured (for greater certainty, except by way of disclosure in the case of representations and warranties) (“Curable Matters”), the other may not terminate this agreement as a result thereof until the earlier of (i) the date that any Curable Matter is no longer susceptible of being cured, (ii) the date that Target or Acquireco, as the case may be, is no longer proceeding diligently to cure all Curable Matters, and (iii) the later of (A) the Outside Date and (B) the expiration of a period of 15 days from such notice (the “Termination Period”). If such notice has been delivered prior to the date of the Target Special Meeting, such meeting shall, unless the parties agree otherwise, be postponed or adjourned until the earlier of (i) the date that is two business days after the date that Target or Acquireco, as the case maybe, notifies the other that all Curable Matters have been cured, and (ii) the expiry of the Termination Period unless this Agreement is terminated on such date. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the articles of arrangement for acceptance by the Director, such application and such filing shall be postponed until the earlier of (x) the date that is two business days after the date that Target or Acquireco, as the case maybe, notifies the other that all Curable Matters have been cured, and (y) the expiry of the Termination Period unless this Agreement is terminated on such date. For greater certainty, if all Curable Matters are cured within the Termination Period without being Materially Adverse to the curing party and its Subsidiaries, taken as a whole, this agreement may not be terminated as a result of the Curable Matter having been cured.

In the event of the termination of this agreement as provided in Section 7.A, this agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Acquireco, Canco or Target hereunder except as set forth in the last paragraph of Section 1.B, the last sentence of Section 4.G(a), the last sentence of Section 4.M, and Sections 7, 8, 9.D, 10 and 11, which provisions shall survive the termination of this agreement; provided further that, subject to Section 8.B, the termination of this agreement in accordance with Section 7.A shall not relieve any party from any liability for any material breach by it of this agreement. A termination of this agreement shall not constitute a termination of the Confidentiality Agreement which shall continue in full force and effect in accordance with its terms.

B.	Amendment.

This agreement, including the Plan of Arrangement, may be amended by written agreement of the parties at any time before and after the Target Special Meeting, but not later than the Effective Date and any such amendment may, subject to applicable Law or the Interim Order, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies in or modify any representation contained in this agreement or any document to be delivered pursuant to this agreement;

(c)	waive compliance with or modify any of the covenants contained in this agreement or waive or modify performance of any of the obligations of the parties; and/or

(d)	waive compliance with or modify any condition precedent contained in this agreement.

C.	Approval of Amendments.

Target and Acquireco will use all commercially reasonable efforts to obtain the approvals of the Court and Target Shareholders in respect of any amendments to this agreement, including the Plan of Arrangement, to the extent required by applicable Law.

8.	Termination Payments

A.	Payment to Acquireco.

Provided that neither Acquireco nor Canco is in breach of or has failed to perform any of its representations, warranties covenants or agreements set forth in this agreement, where such breach or failure would render Acquireco and Canco incapable of consummating the Transactions:

(a)	If Target is required to pay Acquireco the Termination Fee in accordance with Sections 6.E and 6.F, Target shall immediately pay (or cause to be paid) the Termination Fee to Acquireco in immediately available funds to an account designated by Acquireco.

(b)	If Acquireco exercises its right of termination pursuant to Section 7.A(c)(iii)(A), (B) or (C) or Section 7.A(c)(iv), Target shall immediately pay (or cause to be paid) the Termination Fee to Acquireco in immediately available funds to an account designated by Acquireco.

(c)	If Acquireco exercises its right of termination pursuant to Section 7.A(c)(v) or Target exercises its right of termination pursuant to Section 7.A(b)(iv), Target (i) shall immediately pay (or cause to be paid) to Acquireco in immediately available funds to an account designated by Acquireco, Acquireco’s reasonable and documented out-of-pocket expenses incurred in connection with this agreement up to a maximum of $5 million (but, for greater certainty, excluding any fees of any financial advisors) (such amount so paid, the “Expenses”), and (ii) if, prior to the time of the Target Special Meeting, a bona fide written Acquisition Proposal has been publicly announced and has not been withdrawn and at any time within the six months after the date of such termination, Target approves, recommends, accepts, enters into any agreement, undertaking or arrangement in respect of, or consummates an Acquisition Proposal, Target shall immediately pay (or cause to be paid) to Acquireco an additional cash amount equal to the difference between the Termination Fee and the Expenses in immediately available funds to an account designated by Acquireco.

For greater certainty, in no circumstance shall Target be obligated to make a payment under more than one of subparagraphs (a), (b) and (c) of this Section 8.A.

B.	Damages.

The parties acknowledge and agree that the payment of the Termination Fee or other amounts set forth in Section 8.A are payments of liquidated damages which are a genuine pre-estimate of the damages which Acquireco and Canco would suffer or incur as a result of the event giving rise to such damages and the resultant termination of this agreement and are not a penalty. The parties further acknowledge and agree, however, that, notwithstanding any other provision in this agreement to the contrary, in connection with any termination of this agreement where a Termination Fee or other amount set forth in Section 8.A is not paid or payable, Target, Acquireco and Canco shall be entitled to any additional remedies set forth in this agreement, including injunctive relief and specific performance, and all additional and other remedies available at law or in equity to which Target, Acquireco or Canco, as applicable, may be entitled. Target irrevocably waives any right it may have to raise a defence that any amounts that are required to be paid to Acquireco pursuant to Section 8.A are excessive or punitive. Acquireco and Canco agree that the payment of the Termination Fee and other amounts set forth in Section 8.A are the sole and exclusive remedies of Acquireco and Canco in respect of the events giving rise to the payment of such amounts.

9.	Acquireco Covenants.

A.	Indemnities.

From and after the Effective Time, and subject to the immediately following paragraph, Acquireco shall, and shall cause Target to, indemnify and hold harmless and provide advancement of expenses to, and Acquireco shall not do anything to prevent Target from indemnifying and holding harmless and providing advancement of expenses to, all present and past directors and officers of any member of the Target Group (the “Indemnified Persons”) to the maximum extent permitted by Law and in accordance with the terms of any such arrangements between Target and its present and past directors and officers existing on the date hereof, against any and all liabilities and obligations, costs or expenses (including reasonable legal fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of or related to such Indemnified Person’s service as a director or officer of any member of the Target Group or services performed by such persons at the request of any member of the Target Group at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval of this agreement, the Arrangement or the other transactions contemplated by this agreement or arising out of or related to this agreement and the Transactions contemplated hereby.

Without the consent of the Indemnified Person, neither Acquireco nor Target shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation for which indemnification is required to be provided under this Section 9 (i) unless such settlement, compromise or consent includes an unconditional release of the applicable Indemnified Person (which release shall be in form and substance reasonably satisfactory to such Indemnified Person) from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Person otherwise consents or (ii) that includes an admission of fault of such Indemnified Person.

Subject only to the limitations set forth in this Section 9, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favour of any Indemnified Person as provided in the articles of incorporation or by-laws of any member of the Target Group or any indemnification contract or policy between such Indemnified Person and any member of the Target Group existing on the date hereof shall survive the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

B.	Directors and Officers Insurance and Other Indemnification Matters.

Without limiting the right of Target to do so prior to the Effective Time, Acquireco hereby agrees to cause Target to secure directors’ and officers’ liability insurance coverage by not later than the Effective Time from a reputable and financially sound insurance carrier and containing terms and conditions that are no less advantageous to the directors and officers of the Target Group than those contained in Target’s policy in effect on the date hereof for the current and former directors and officers of each member of the Target Group on a six year “trailing” (or “run-off”) basis with respect to any claim related to any period or time at or prior to the Effective Time; provided, however, that Acquireco and Target shall not be required to maintain or obtain policies providing such coverage except to the extent such coverage can be provided at an annual cost of no greater than 200% of the most recent annual premium paid by Target prior to the date hereof (the “Cap”); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Acquireco shall only be required to cause Target to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

If any member of the Target Group or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, Acquireco shall assume all of the obligations of Target set forth in Sections 9.A and 9.B.

C.	Employment Agreements.

Acquireco covenants and agrees, at and after the Effective Time, that it will cause each member of the Target Group and any of their respective successors to honour and comply with the terms of all existing employment agreements, termination, severance, change of control, retention plans or policies and pension plans and similar agreements of the Target Group as disclosed in the Target Disclosure Statement. Nothing in this Section 9.C shall limit any member of the Target Group from terminating any of their employees, subject to applicable Law and the terms of any applicable contract.

D.	Third Party Beneficiaries.

This agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder, except as set forth in or contemplated by the terms and provisions of Section 9.A, B, C, this Section 9.D, the last paragraph of Section 1.B, the first sentence of Section 4.A1 and Section 4.E(e) (which provisions shall for greater certainty survive the Effective Time and continue in full force and effect in accordance with their terms after the Effective Time).

E.	Guarantee.

Acquireco unconditionally and irrevocably guarantees, covenants and agrees to be jointly and severally liable with Canco for the due and punctual performance of each and every obligation of Canco arising under this agreement and in respect of the Transactions.

10.	Confidentiality and Public Disclosure

Target and Acquireco shall consult with each other as to the general nature of any news releases or public statements with respect to this agreement or the Transactions, and shall use their respective commercially reasonable efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Law, each party shall use its commercially reasonable efforts to enable the other party to review and comment on all such news releases and public statements prior to the release thereof. The parties agree to issue jointly the news release in the agreed form with respect to this agreement and the Transactions following the execution of this agreement in accordance with Section 1.D. Target and Acquireco shall consult with each other in preparing and making any filings and communications in connection with any Regulatory Approvals and in seeking any third-party consents contemplated in Section 4.A.

11.	General

A.	Definitions.

For the purposes of this agreement, those terms defined in Schedule A and Schedule B shall have the meanings attributed to them in those Schedules.

B.	Assignment.

Except as expressly permitted by the terms hereof, neither this agreement including (for greater certainty) the Plan of Arrangement, nor any of the rights, interests or obligations hereunder or thereunder shall be assigned by either of the parties without the prior written consent of the other party. Acquireco and Canco may each assign all or any part of its rights or obligations under this agreement to one or more of its direct or indirect wholly-owned subsidiaries or any combination thereof provided that if such assignment takes place, Acquireco shall continue to be fully liable as primary obligor and not merely as surety and, on a joint and several basis with any such entity, to Target for any default in performance by the assignee of any of Acquireco’s or Canco’s obligations hereunder and Acquireco agrees to provide to Target a guarantee in form and substance satisfactory to Target in respect thereof.

C.	Binding Effect.

This agreement, including (for greater certainty) the Plan of Arrangement, shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. No third party shall have any rights under this agreement except as expressly set forth in Section 9.D.

D.	Representatives.

Each of Target and Acquireco and Canco shall ensure that its and its Subsidiaries’ Representatives (other than persons who are insiders only as a result of their shareholdings) are aware of the provisions of this agreement, and each of Target and Acquireco and Canco shall be responsible for any breach of those provisions by any of those persons, respectively.

E.	Responsibility for Expenses.

Except as provided in Section 4.M and Section 8.A(c)(i), each party to this agreement shall pay its own expenses incurred in connection with this agreement and the completion of the Transactions that it contemplates, whether or not the Arrangement and the Transactions are completed.

F.	Time.

Time shall be of the essence of this agreement in each and every matter or thing herein provided.

G.	Notices.

(a)	Each party shall give prompt notice to the other of:

(i)	the occurrence or failure to occur of any event that causes, or would reasonably be expected to cause, any representation or warranty on its part contained in this agreement to be untrue or inaccurate or, in the case of Target, that is or would reasonably be expected to be, Materially Adverse to any of Target and its Subsidiaries; and

(ii)	any material breach of its obligations under this agreement, provided that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this agreement.

(b)	Each of Target and Acquireco shall give prompt notice to the other of any previously undisclosed fact of which it becomes aware after the date of this agreement that is, or would reasonably be expected to be, in the case of Target, Materially Adverse to Target or its Subsidiaries, taken as a whole or, in the case of Acquireco, is or would reasonably be expected to be Materially Adverse to the ability of Acquireco or Canco to perform its obligations under this agreement.

(c)	Any notice or other communications required or permitted to be given under this agreement shall be sufficiently given if delivered in person, by overnight courier, or if sent by facsimile transmission (provided such transmission is recorded as being transmitted successfully):

(i)	in the case of Target, to the following address:

Target
Attn: Mr. Douglas B. Silver, Chairman and Chief Executive Officer
10 Inverness Drive East Suite 104
Englewood, Colorado 80112

Tel: (303) 799-9015
Fax: (303) 799-9017

with a copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP
Attn: Mr. Michael Bourassa
66 Wellington Street West
Suite 4200
Toronto-Dominion Bank Tower
Toronto, Ontario M5K 1N6

Tel: (416) 865-5455
Fax: (416) 364-7813

and:

Perkins Coie LLP
Attn: Mr. Sonny Allison
1899 Wynkoop Street, Suite 700
Denver, Colorado 80202

Tel: (303) 291-2300
Fax: (303) 291-2400

(ii)	in the case of Acquireco or Canco, to the following address:

Acquireco
Attn: Mr. Bruce Kirchhoff, Vice President and General Counsel
1660 Wynkoop Street
Suite 1000
Denver, Colorado 80202-1132
Tel: (303) 573-1660
Fax: (303) 573-9385

with a copy to (which shall not constitute notice):

McCarthy Tetrault LLP
Attn: Mr. Graham Gow
66 Wellington Street West
Suite 5300
Toronto-Dominion Bank Tower
Toronto, Ontario M5K 1E6

Tel: (416) 362-1812
Fax: (416) 868-0673

and:

Hogan & Hartson LLP
Attn: Mr. Paul Hilton
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, Colorado 80202

Tel: (303) 899-7300
Fax: (303) 899-7333

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section, and if so given, the same shall be deemed to have been received on the date of such delivery or sending.

H.	Governing Law.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable herein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising hereunder or related hereto.

I.	Injunctive Relief.

Except as otherwise provided herein (including Section 8), any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by Target, on the one hand, or Acquireco or Canco, on the other hand, of any of their respective covenants or obligations set forth in this agreement, Target, on the one hand, and Acquireco and Canco, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this agreement by the other, and to specifically enforce the terms and provisions of this agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this agreement. Each of the parties hereto hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this agreement by it, and to specifically enforce the terms and provisions of this agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party under this agreement.

The parties hereto further agree that, except as provided herein (including Section 8) (x) by seeking the remedies provided for in this Section 11.I, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this agreement in the event that this agreement has been terminated or in the event that the remedies provided for in this Section 11.I are not available or otherwise are not granted, and (y) nothing set forth in this Section 11.I shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.I prior or as a condition to exercising any termination right under Section 7.A (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any party’s right to terminate this agreement in accordance with the terms of Section 7.A or pursue any other remedies under this agreement that may be available then or thereafter.

J.	Currency.

Except as expressly indicated otherwise, all sums of money referred to in this agreement are expressed and shall be payable in United States dollars.

K.	Accounting Matters.

All accounting terms used in this agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made in respect of Target and Acquireco shall be made in a manner consistent with GAAP.

L.	Knowledge.

Where the phrase “to the knowledge of Target” is used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon the actual knowledge of Douglas Silver, Ray Jenner, Paul Zink, James Lydic and David Hammond after reasonable inquiry within Target (which, for greater certainty, shall not require any new third party audits or studies or require any enquiries of third parties).

Where the phrase “to the knowledge of Acquireco” is used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon the actual knowledge of Tony Jensen, Stefan Wenger, Bill Heissenbuttel and Bruce Kirchhoff after reasonable inquiry within Acquireco (which, for greater certainty, shall not require any new third party audits or studies or require any enquiries of third parties).

M.	Entire Agreement.

This agreement, including the Plan of Arrangement, constitutes the entire agreement of the parties with respect to the Transactions, as of the date of this agreement, and shall supersede all agreements, understandings, negotiations and discussions whether oral or written, between the parties, including the Exclusivity Agreement, with respect to the Transactions on or prior to the date of this agreement, other than the Confidentiality Agreement.

N.	Further Assurances.

Each party shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof and of the Plan of Arrangement.

The parties shall act in a commercially reasonable manner in exercising their rights and performing their duties under this agreement.

O.	Waivers and Modifications.

Target and Acquireco (for itself and on behalf of Canco) may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to it under this agreement or in any document to be delivered pursuant to this agreement and may waive or consent to the modification of any or the obligations contained in this agreement for its benefit or waive or consent to the modification of any of the obligations of the other party. Any waiver or consent to the modification of any of the provisions of this agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

P.	Privacy Issues.

(a)	For the purposes of this Section 11.P, the following definitions shall apply:

(i)	“applicable law” means, in relation to any person, transaction or event, all applicable Law by which such person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)	“applicable privacy laws” means any and all applicable Law relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law;

(iii)	“authorized authority” means, in relation to any person, transaction or event, any: (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event; and

(iv)	“Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to Acquireco by Target in accordance with this agreement and/or as a condition of the Arrangement.

(b)	The parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed to either party pursuant to or in connection with this agreement (the “Disclosed Personal Information”).

(c)	Prior to the completion of the Arrangement, neither party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless: (i) either party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose; or (ii) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual. Target shall notify Acquireco of the purposes for which the Disclosed Personal Information was initially collected prior to the Effective Date.

(d)	Each party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.

(e)	Each party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Subject to the following provisions, each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties’ obligations hereunder. Prior to the completion of the Arrangement, each party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access such information in order to complete the Arrangement.

(g)	Where authorized by applicable law, each party shall promptly notify the other party to this agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable Law, the parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

(h)	Upon the expiry or termination of this agreement, or otherwise upon the reasonable request of either party, the other party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this agreement and will return to the requesting party or, at the requesting party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

Q.	Liability.

No director or officer of Acquireco or Canco shall have any personal liability whatsoever to Target or any third party beneficiary under this agreement, or any other document delivered in connection with the Transactions contemplated hereby on behalf of Acquireco or Canco. No director or officer of Target shall have any personal liability whatsoever to Acquireco or Canco under this agreement, or any other document delivered in connection with the Transactions contemplated hereby on behalf of Target.

R.	Schedules.

The following are the Schedules to this agreement, which form an integral part hereof:

Schedule A	—	Definitions
Schedule B	—	Plan of Arrangement, including Provisions Attaching to the Exchangeable Shares
Schedule C	—	Mutual Conditions
Schedule D	—	Conditions in Favour of Target
Schedule E	—	Conditions in Favour of Acquireco and Canco
Schedule F	—	Representations and Warranties of Target
Schedule G	—	Representations and Warranties of Acquireco
Schedule H	—	Regulatory Approvals
Schedule I	—	Support Agreement
Schedule J	—	Voting and Exchange Trust Agreement

S.	Counterparts.

This agreement may be signed in any number of counterparts (by facsimile or otherwise), each of which shall be deemed to be original and all of which, when taken together, shall be deemed to constitute one and the same instrument. It shall not be necessary in making proof of this agreement to produce more than one counterpart.

T.	Date For Any Action.

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a business day, such action shall be required to be taken on the next succeeding day which is a business day

U.	Interpretation.

When a reference is made in this agreement to a Section or Sections, Exhibit or Schedule, such reference shall be to a Section or Sections of, or an Exhibit or Schedule to, this agreement unless otherwise indicated. The table of contents and headings contained in this agreement are for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this agreement.

V.	Severability.

If any term or other provision of this agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner Materially Adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the maximum extent possible.

W.	Effectiveness.

The amendment and restatement of the agreement shall have the same legal force and effect as if such amendment and restatement had occurred and was effected for all purposes herein as of December 17, 2009. For avoidance of doubt, all references herein to terms such as “date of this agreement,” “date hereof” or words of similar effect shall be deemed to refer to December 17, 2009.

* * * * *

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this agreement as of January 15, 2010, effective as of December 17, 2009.

INTERNATIONAL ROYALTY CORPORATION

By:	/s/ Douglas Silver
Name: Douglas Silver
Title:  Chairman and Chief Executive Officer

ROYAL GOLD, INC.

By:	/s/ Tony Jensen
Name: Tony Jensen
Title:  President and Chief Executive Officer

RG EXCHANGECO INC.

By:	/s/ Tony Jensen
Name: Tony Jensen
Title:  President

SCHEDULE A

DEFINITIONS

“Acquireco” means Royal Gold, Inc., a corporation incorporated under the laws of Delaware.

“Acquireco Disclosure Statement” means the statement delivered by Acquireco to Target concurrently with the execution of this agreement.

“Acquireco Information” means all information (including all financial information, historical, pro forma or otherwise) as may be reasonably requested by Target or as required by the Interim Order or applicable Laws to be disclosed in the Target Circular and any amendment or supplement thereto with respect to Acquireco, Canco and their respective businesses and properties and any securities to be issued by Acquireco or Canco in connection with the Arrangement, including all information required for the Target Circular to provide full, true and plain disclosure of all material facts relating to the securities of Acquireco and Canco to be issued in connection with this agreement, including under the Plan of Arrangement.

“Acquireco Property” has the meaning set out in Section (s) of Schedule G.

“Acquireco Public Disclosure Documents” has the meaning set out in Section (e) of Schedule G.

“Acquireco Share Consideration” has the meaning ascribed to the term “RG Share Consideration” in the Plan of Arrangement.

“Acquireco Shares” means the common stock of Acquireco.

“Acquisition Proposal” means any proposal or offer with respect to any transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise) that would result in any person (or group of persons) other than Acquireco and its Subsidiaries acquiring (a) assets of Target and/or its Subsidiaries that are, individually or in the aggregate, material to Target or any of its Subsidiaries, or (b) 20% or more of the equity (or rights thereto) of Target or any of its Subsidiaries (provided that, for purposes of Section 8.A(c), paragraphs (a) and (b) of the definition of “Acquisition Proposal” shall be read as follows: “(a) assets of Target and/or its Subsidiaries that constitute more than 50% of the consolidated assets of Target or any of its Subsidiaries; or (b) more than 50% of the equity (or rights thereto) of Target or any of its Subsidiaries”).

“Act” or the “CBCA” means the Canada Business Corporations Act, as amended.

“affiliate” has the meaning corresponding to “affiliated companies” in the Securities Act (Ontario), as amended.

“Agency” means any domestic or foreign court, tribunal, federal, state, provincial or local government or governmental agency, department or authority or other regulatory authority (including the TSX, AMEX and NASDAQ) or administrative agency or commission (including the Securities Commissions and the SEC) or any elected or appointed public official.

“Alternative Transaction” means any Acquisition Proposal or other transaction that would reasonably be expected to reduce the likelihood of the successful completion of any of the Transactions.

“AMEX” means NYSE Amex LLC.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this agreement (including the Plan of Arrangement) or made at the direction of the Court.

“Authorized Capital” has the meaning set out in Section (c) of Schedule F.

“business day” means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in Toronto, Ontario or Denver, Colorado under applicable Law.

“Business Personnel” has the meaning set out in Section (o) of Schedule F.

“Callco” means (i) a subsidiary of Acquireco to be incorporated prior to the Effective Date, or (ii) any other direct or indirect wholly-owned subsidiary of Acquireco designated by Acquireco from time to time in replacement thereof.

“Canco” means RG Exchangeco Inc., the corporation that issues the Exchangeable Shares pursuant to the Arrangement.

“Cap” has the meaning set out in Section 9.B of this agreement.

“Cash Consideration” has the meaning ascribed to that term in the Plan of Arrangement.

“CRA” means the Canada Revenue Agency.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning set out in Section 5.C(a) of this agreement.

“Confidentiality Agreement” means the confidentiality agreement dated December 1, 2009 between Target and Acquireco.

“Contract” has the meaning set out in Section (d) of Schedule F.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Data Room Information” means the documents relating to the Target Group provided by or on behalf of Target (including documents posted on the electronic data site) to Acquireco or its counsel on or before the execution of this agreement.

“Debt Financing” has the meaning set out in Section 5.C(a) of this agreement.

“Depositary” has the meaning set forth in Section 4.L of this agreement.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“disclosed in writing” means actually disclosed in writing by Target to Acquireco or its advisors, disclosed in the Data Room Information or disclosed in a document filed on The System for Electronic Document Analysis and Retrieval under Target’s profile at www.sedar.com since December 31, 2008, in each case prior to the execution of this agreement.

“Dissenting Shareholders” means holders of Target Shares that have exercised Dissent Rights and are ultimately entitled to be paid the fair value of their Target Shares as determined in accordance with the Plan of Arrangement.

“Dissent Rights” has the meaning set out in Section 3.1 of the Plan of Arrangement.

“Effective Date” means the date on or before the Outside Date on which the Arrangement becomes effective in accordance with the CBCA and the Final Order.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective in accordance with its terms.

“Employee Benefit Plan” means any employee benefit plan, program, policy, practices or other arrangement providing benefits to any current or former employee, officer, consultant or director of Target or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Target or any of its Subsidiaries or to which Target or any of its Subsidiaries contributes or is obligated to contribute or with respect to which Target or any of its Subsidiaries may have liabilities, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement.

“Employment Agreement” means a contract, offer, letter or agreement of Target or of any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which Target or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules promulgated thereunder.

“Exchangeable Elected Shares” has the meaning set out in Section 1.1 of Schedule B.

“Exchangeable Share Consideration” has the meaning ascribed thereto in the Plan of Arrangement.

“Exchangeable Shares” means the exchangeable shares in the capital of Canco as more particularly described in Appendix I to the Plan of Arrangement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Time” has the meaning set out in Section 1.1 of Schedule B.

“Exclusivity Agreement” means the exclusivity agreement dated December 4, 2009 between Target and Acquireco.

“Expenses” has the meaning set out in Section 8.A(c).

“Fairness Opinion” means the opinion of the Financial Advisor to the board of directors of Target to the effect that, as of the date of the opinion, the consideration to be received by Target Securityholders pursuant to the Arrangement is fair to Target Securityholders (other than Acquireco and its affiliates) from a financial point of view.

“Filed Acquireco Public Disclosure Documents” has the meaning set out in Section (g) of Schedule G.

“Filed Target Public Disclosure Documents” has the meaning set out in Section (g) of Schedule F.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time before the Effective Time, or if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Financial Advisor” means Scotia Capital Inc.

“Financier” has the meaning set out in Section 5.C(a) of this agreement.

“FIRPTA” means the Foreign Investment in Real Property Tax Act, as amended.

“GAAP” or “generally accepted accounting principles” means (i) Canadian generally accepted accounting principles when used with reference to Target, and (ii) United States generally accepted accounting principles when used with reference to Acquireco.

“including” means “including without limitation” and “includes” means “includes without limitation.”

“Indemnified Persons” has the meaning ascribed in Section 9.A of this agreement.

“Interim Order” means an interim order of the Court, as may be amended, providing for, among other things, the calling and holding of the Target Special Meeting.

“ITA” means the Income Tax Act (Canada), as amended.

“Law” means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Agency.

“Liens” has the meaning set out in Section (b) of Schedule F.

“Material Employment Agreement” means an Employment Agreement pursuant to which Target or any of its Subsidiaries has or could have an obligation to provide compensation and/or benefits (including, without limitation, severance pay or benefits) in an amount or having a value in excess of $100,000 per year or $500,000 in the aggregate.

“Materially Adverse” means, with respect to a person, a fact, circumstance, change, effect, occurrence, event or state of facts that, individually or in the aggregate, is or would reasonably be expected to (A) materially and adversely affect the financial condition, operations, results of operations, business, assets or capital of that person, or (B) prevent such person from performing its obligations under this agreement, the Transactions or any other agreement contemplated hereby or thereby; provided that, except as hereinafter set forth in this definition, no fact, circumstance, change, effect, occurrence, event or state of facts relating to any of the following, individually or in the aggregate, shall be considered Materially Adverse, solely as contemplated in (A) above, (or be taken into account in determining whether a fact, circumstance, change, effect, occurrence, event or state of facts is Materially Adverse, solely as contemplated in (A) above): (i) general political, economic or financial conditions in North America or elsewhere; (ii) the state of (including any changes in) credit, banking, currency or capital markets generally in Canada, the United States, Europe or elsewhere (including the failure of any financial institution, whether or not Target or Acquireco, as the case may be, has credit arrangements or other business dealings with such financial institution, or the imposition of any limitation (whether or not mandatory) by any Agency on the extension of credit generally by financial institutions); (iii) any changes in currency exchange rates, interest rates, monetary policy or inflation; (iv) any change in the trading price or trading volume of Target Shares or Acquireco Shares, as the case may be; (v) conditions generally affecting the mining industry as a whole; (vi) any change in the market price for gold, silver, platinum, nickel, copper, lead, molybdenum, tungsten, zinc, uranium, oil and gas, sand, germanium, gallium or coal; (vii) any change in Law or in the interpretation, application or non-application of Law by any Agency; (viii) any national or international, political or social conditions (including, the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military, militant or terrorist attack (or any escalation or worsening thereof); (ix) any failure by Target or Acquireco, as the case may be, to meet any public estimates or expectations regarding its revenues, earnings or other financial performance or results of operations; (x) any matters disclosed in this agreement in the Target Disclosure Statement or in the Acquireco Disclosure Statement; or (xi) any action or inaction taken by Target or any of its Subsidiaries or Acquireco or any of its Subsidiaries, as the case may be, to which the other party has expressly consented in writing or as expressly permitted by this agreement; it being understood that any cause of any change referred to in clause (iv) above may be taken into consideration when determining whether a fact, circumstance, change, effect, occurrence, event or state of facts is Materially Adverse, but excluding any underlying cause referred to in clauses (i) to (xi) above (other than clause (iv) above); it being further understood that any fact, circumstance, change, effect, occurrence, event or state of facts referred to in clauses (i), (ii), (iii), (v), (vi), (vii) and (viii) may nevertheless be taken into consideration when determining whether a fact, circumstance, change, effect, occurrence, event or state of facts is Materially Adverse to the extent that any such circumstance, change, effect, occurrence, event or state of facts disproportionately impacts the financial condition, operations, results of operations, business, assets or capital of that person relative to other participants in such person’s industry.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of (Section 4001(a)(3) of ERISA.

“NASDAQ” means the NASDAQ Global Select Market.

“Outside Date” means April 16, 2010 or such later date to which each of Target and Acquireco may agree in writing.

“PBGC” means the Pension Benefit Guaranty Corporation.

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Agency, syndicate or other entity, whether or not having legal status.

“Plan” means any Employee Benefit Plan other than a Multiemployer Plan.

“Plan of Arrangement” means the plan of arrangement in the form and content of Schedule B annexed to the Arrangement Agreement, and any amendments or variations thereto made in accordance with Section 7.B of the Arrangement Agreement or Section 6 of the Plan of Arrangement or made at the direction of the Court.

“Pre-Arrangement Reorganization” has the meaning set out in Section 4.M of this agreement.

“Proprietary Information” means collectively, (i) any information regarding Target’s past or current potential transactions and all other business development activities, and (ii) any information which Target is permitted not to deliver to Acquireco pursuant to the Confidentiality Agreement due to competitive reasons.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals of an Agency (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a time lapses following the giving of notice of an objection being made by an Agency) set out on Schedule H.

“Representatives” of a person means, collectively, the directors, officers, employees, professional advisors, agents or other authorized representatives of such person.

“Response Period” has the meaning set out in Section 6.E(b).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Commissions” means the securities regulatory authorities in each of the provinces of Canada.

“Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Subsidiaries” means in respect of a person, each of the corporate entities, partnerships and other entities over which it exercises direction or control, which in respect of Target shall include McWatters Mining Inc. and each of its Subsidiaries; provided that any representation provided by Target pursuant to Schedule F (other than pursuant to Sections (a), (b), (c), (d)(i), (k), (l) and (m) thereof) in respect of McWatters Mining Inc. and its Subsidiaries shall be deemed to have been made to the knowledge of Target.

“Superior Proposal” means any bona fide written Acquisition Proposal made before or after the date hereof by a third party that was not solicited after the date hereof in contravention of Section 6.A of this agreement, that, in the good faith determination of the board of directors of Target (following consultation with the Financial Advisor and outside legal advisors): (i) is reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal), and (ii) would reasonably be expected, if consummated in accordance with its terms (but not assuming away any risk of non completion), to result in a transaction more favourable to Target Shareholders (other than Acquireco and its affiliates) than the Arrangement.

“Target” means International Royalty Corporation, a corporation continued under the laws of Canada.

“Target Circular” means the notice of special meeting and accompanying management proxy circular of Target, including all appendices thereto, to be sent to Target Securityholders in connection with the Target Special Meeting.

“Target Disclosure Statement” means the statement delivered by Target to Acquireco concurrently with the execution of this agreement.

“Target Group” means collectively, Target and its Subsidiaries.

“Target Optionholders” means the holders at the relevant time of Target Options.

“Target Option Plan” means the amended and restated stock option plan of Target effective June 8, 2004, as may be amended in accordance with this agreement.

“Target Options” means all options to purchase Target Shares issued pursuant to the Target Option Plan.

“Target Plans” has the meaning set out in Section (p) of Schedule F.

“Target Property” has the meaning set out in Section (x) of Schedule F.

“Target Public Disclosure Documents” has the meaning set out in Section (e) of Schedule F.

“Target Rights” means the rights provided for under the Target Rights Plan.

“Target Rights Plan” means the shareholder rights plan dated November 21, 2008 between Target and CIBC Mellon Trust Company providing for the Target Rights.

“Target Securityholders” means, collectively, the Target Shareholders and the Target Optionholders.

“Target Securityholder Approval” means, collectively (i) the approval of the Arrangement by the affirmative vote of 66 2/3% of the votes cast at the Target Special Meeting by Target Shareholders, and (ii) the approval of the Arrangement by the affirmative vote of 66 2/3% of the votes cast at the Target Special Meeting by Target Shareholders and Target Optionholders voting as a single class.

“Target Shareholders” means the holders at the relevant time of Target Shares.

“Target Shares” means the common shares in the capital of Target.

“Target Special Meeting” means the special meeting of Target Securityholders, including any postponement or adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement.

“Target Trust Indenture” means the trust indenture dated February 22, 2005 among Target, Archean Resources Ltd. and CIBC Mellon Trust Company, as amended.

“Tax” and “Taxes” has the meaning set out in Section (1) of Schedule F.

“Tax Return” has the meaning set out in Section (1) of Schedule F.

“Termination Fee” has the meaning set out in Section 6.F of this agreement.

“Transactions” means the Arrangement and the other transactions related to the acquisition of Target by Acquireco contemplated by this agreement and the other agreements contemplated hereby.

“TSX” means the Toronto Stock Exchange or its successor.

“Unwinding Transaction” has the meaning set out in Section 4.M of this agreement.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

SCHEDULE B
PLAN OF ARRANGEMENT

ARTICLE 1 — INTERPRETATION

1.1  Definitions.  In this Plan of Arrangement:

“affiliate” has the meaning corresponding to “affiliated companies” in the Securities Act (Ontario), as amended.

“Agency” means any domestic or foreign court, tribunal, federal, state, provincial or local government or governmental agency, department or authority or other regulatory authority (including the TSX, AMEX and NASDAQ) or administrative agency or commission (including the Securities Commissions and the SEC) or any elected or appointed public official.

“AMEX” means NYSE Amex LLC.

“Ancillary Rights” means the interest of a holder of Exchangeable Shares as a beneficiary of the trust created under the Voting and Exchange Trust Agreement.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with this Plan of Arrangement or made at the direction of the Court.

“Arrangement Agreement” means the arrangement agreement made as of December 17, 2009 between IRC, Canco and RG to which this Schedule B is attached and forms a part, as amended, supplemented and/or restated in accordance with its terms.

“business day” means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in Toronto, Ontario or Denver, Colorado under applicable Law.

“Callco” means (i) an indirect subsidiary of RG to be incorporated under the laws of Canada or such other jurisdiction as RG may determine prior to the Effective Date, or (ii) any other direct or indirect wholly-owned subsidiary of RG designated by RG from time to time in replacement thereof.

“Canadian Dollar Equivalent” means in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date the product obtained by multiplying:

(a)	the Foreign Currency Amount; by

(b)	the noon spot exchange rate on the business day immediately preceding such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on the business day immediately preceding such date for such foreign currency expressed in Canadian dollars as may be mutually agreed upon by RG and IRC to be appropriate for such purpose.

“Canadian Resident” means (i) a person who is a resident of Canada for the purposes of the ITA, or (ii) a partnership that is a “Canadian partnership” for purposes of the ITA.

“Canco” means the corporation incorporated under the laws of Canada that issues the Exchangeable Shares pursuant to the Arrangement.

“Cash Consideration” means the amount in cash elected or deemed to be elected for each IRC Share by an IRC Shareholder (other than Dissenting Shareholders) pursuant to Section 2.2(c) or 2.2(d), such election to be for a maximum amount per IRC Share of $7.45.

“CBCA” means the Canada Business Corporations Act, as amended.

“Change of Law” means any amendment to the ITA and other applicable provincial income tax laws that permits holders of Exchangeable Shares who are resident in Canada, hold the Exchangeable Shares as capital property and deal at arm’s length with RG and Canco (all for the purposes of the ITA and other applicable provincial income tax laws) to exchange their Exchangeable Shares for RG Shares on a basis that will not require such holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the ITA or applicable provincial income tax laws.

“Change of Law Call Date” has the meaning set out in Section 5.3(b).

“Change of Law Call Purchase Price” has the meaning set out in Section 5.3(a).

“Change of Law Call Right” has the meaning set out in Section 5.3(a).

“Court” means the Superior Court of Justice (Commercial List).

“CRA” means the Canada Revenue Agency.

“Current Market Price” has the meaning set out in the Exchangeable Share Provisions.

“Depositary” means the person acting as depositary under the Arrangement.

“Dissenting Shareholders” means holders of IRC Shares that have exercised Dissent Rights and are ultimately entitled to be paid the fair value of their IRC Shares as determined in accordance with Section 3.1.

“Dissent Rights” has the meaning set out in Section 3.1.

“Dividend Amount” means an amount equal to all declared and unpaid dividends on an Exchangeable Share held by a holder on any dividend record date which occurred prior to the date of purchase, redemption or other acquisition of such share by Callco or RG from such holder.

“Effective Date” means the date on or before the Outside Date on which the Arrangement becomes effective in accordance with the CBCA and the Final Order.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective in accordance with its terms.

“Election Deadline” means 4:30 p.m. (Toronto time) on the business day immediately prior to the date of the IRC Special Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting.

“Eligible Holder” means an IRC Shareholder who is (i) a Canadian Resident, and (ii) not exempt from tax under Part I of the ITA (or, in the case of a partnership, none of the partners of which is exempt from tax under Part I of the ITA).

“Exchange Time” means the time that the steps in Sections 2.2(b), (c), (d) and (e) occur.

“Exchangeable Elected Shares” means IRC Shares (other than IRC Shares held by RG or an affiliate) that the holder thereof shall have elected in accordance with Section 2.3(b) in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline, or be deemed by Section 2.4(c) to have elected, to transfer to Canco under the Arrangement for the Exchangeable Share Consideration or a combination of the Exchangeable Share Consideration and the Cash Consideration; and provided that an IRC Share is deemed to be an Exchangeable Elected Share for purposes of Section 2.4(c)(ii) if (A) such IRC Share is not otherwise an Exchangeable Elected Share because the holder has elected to receive Cash Consideration only for such IRC Share, and (B) the holder is an Eligible Holder who has elected, in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline, to receive Exchangeable Share Consideration in the event and to the extent that the Cash Consideration is pro-rated pursuant to Section 2.4(c).

“Exchangeable Share Consideration” means the consideration in the form of Exchangeable Shares, together with Ancillary Rights elected or deemed to be elected for each IRC Share by an IRC Shareholder (other than a Dissenting Shareholder) pursuant to Section 2.2(d), such election to be for a maximum of 0.1385 of an Exchangeable Share, together with the Ancillary Rights, for each IRC Share.

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be in substantially the form set out in Appendix I hereto.

“Exchangeable Shares” means the exchangeable shares in the capital of Canco as more particularly described in Appendix I hereto.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court, at any time before the Effective Time, or if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal.

“holder” means an IRC Shareholder or an IRC Optionholder, as the context requires.

“including” means “including without limitation” and “includes” means “includes without limitation”.

“Interim Order” means an interim order of the Court, as may be amended by the Court, providing for, among other things, the calling and holding of the IRC Special Meeting.

“IRC” means International Royalty Corporation, a corporation continued under the laws of Canada.

“IRC Circular” means the notice of special meeting and accompanying management information circular of IRC, including all appendices thereto, to be sent to IRC Shareholders and IRC Optionholders in connection with the IRC Special Meeting.

“IRC Optionholders” means the holders at the relevant time of IRC Stock Options.

“IRC Rights Plan” means the shareholder rights plan dated November 21, 2008 between IRC and CIBC Mellon Trust Company providing for the IRC Rights.

“IRC Rights” means the rights provided for under the IRC Rights Plan.

“IRC Shareholders” means the holders at the relevant time of IRC Shares.

“IRC Shares” means common shares in the capital of IRC.

“IRC Special Meeting” means the special meeting of IRC Shareholders and IRC Optionholders, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement.

“IRC Stock Options” means options to purchase IRC Shares issued pursuant to IRC’s amended and restated stock option plan effective June 8, 2004, as amended.

“ITA” means the Income Tax Act (Canada), as amended.

“Law” means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes. guidelines, published policies, notices, directions and judgements or other requirements of any Agency, in each case having the force of law.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form for use by holders of IRC Shares, in the form accompanying the IRC Circular.

“Liquidation Amount” has the meaning set out in the Exchangeable Share Provisions.

“Liquidation Date” has the meaning set out in the Exchangeable Share Provisions.

“NASDAQ” means the NASDAQ Global Select Market.

“Outside Date” means April 16, 2010 or such later date to which each of IRC and RG may agree in writing.

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Agency, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement.

“Redemption Call Purchase Price” has the meaning set out in Section 5.2(a).

“Redemption Call Right” has the meaning set out in Section 5.2(a).

“Redemption Date” has the meaning set out in the Exchangeable Share Provisions.

“RG” means Royal Gold, Inc., a corporation existing under the laws of Delaware.

“RG Rights” has the meaning set out in Section 5.4.

“RG Shareholders” means the holders at the relevant time of RG Shares.

“RG Share Consideration” means the consideration in the form of RG Shares elected or deemed to be elected for each IRC Share by an IRC Shareholder (other than a Dissenting Shareholder) pursuant to Section 2.2(c), such election to be for a maximum of 0.1385 of an RG Share for each IRC Share.

“RG Shares” means the common stock, par value U.S.$0.01 per share, in the capital of RG.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Commission” means the securities regulatory authorities in each of the provinces of Canada.

“Special Voting Share” means the special voting share in the capital of RG having substantially the rights, privileges, restrictions and conditions described in the Voting and Exchange Trust Agreement.

“Support Agreement” means an agreement to be made among RG, Callco and Canco in connection with this Plan of Arrangement substantially in the form and substance of Schedule I to the Arrangement Agreement.

“Tax Election Package” means two copies of CRA form T-2057, or, if the IRC Shareholder is a partnership, two copies of CRA form T-2058 and two copies of any applicable equivalent provincial or territorial election form, which forms have been duly and properly completed and executed by the IRC Shareholder in accordance with the rules contained in the ITA or the relevant provincial legislation.

“Transfer Agent” means Computershare Trust Company of Canada or such other person as may from time to time be appointed by Canco as the registrar and transfer agent for the Exchangeable Shares.

“TSX” means The Toronto Stock Exchange or its successor.

“US Dollars” or “US$” means United States dollars.

“Voting and Exchange Trust Agreement” means an agreement to be made among RG, Canco and the Trustee (as defined in the Exchangeable Share Provisions) in connection with this Plan of Arrangement substantially in the form of Schedule J to the Arrangement Agreement.

1.2  Headings and References.  The division of this Plan of Arrangement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Sections are to Sections of this Plan of Arrangement.

1.3  Currency.  Except as expressly indicated otherwise, all sums of money referred to in this Plan of Arrangement are expressed and shall be payable in Canadian dollars.

1.4   Time.  Time shall be of the essence in each and every matter or thing herein provided. Unless otherwise indicated, all times expressed herein are local time at Toronto, Ontario.

ARTICLE 2 — THE ARRANGEMENT

2.1  Binding Effect.  Subject to the terms of the Arrangement Agreement, the Arrangement will become effective at the Effective Time and be binding at and after the Effective Time on IRC, RG, Canco and Callco and all holders and beneficial holders of IRC Shares and IRC Stock Options.

2.2  The Arrangement.  Commencing at the Effective Time on the Effective Date, subject to the terms and conditions of the Arrangement Agreement, the following shall occur as part of the Arrangement and shall be deemed to occur in the following order (except that the steps in Sections 2.2(b), 2.2(c), 2.2(d) and 2.2(e) shall be deemed to occur simultaneously) without any further act or formality:

(a)	the IRC Rights Plan shall be deemed to have been terminated (and all IRC Rights issued thereunder shall expire) and shall be of no further force or effect;

(b)	each issued and outstanding IRC Stock Option shall be cancelled and the holders thereof shall have no further rights or benefits in respect of such IRC Stock Option;

(c)	each issued and outstanding IRC Share (other than Exchangeable Elected Shares and other than IRC Shares held by RG or an affiliate thereof or Dissenting Shareholders) held by an IRC Shareholder shall be exchanged with Canco for:

(i)	Cash Consideration;

(ii)	RG Share Consideration; or

(iii)	a combination thereof;

in accordance with the election or deemed election of such IRC Shareholder pursuant to Section 2.3 or Article 3, and subject, in each case, to proration in accordance with Section 2.4;

(d)	each Exchangeable Elected Share shall be exchanged with Canco for:

(i)	Exchangeable Share Consideration; or

(ii)	a combination of Exchangeable Share Consideration and Cash Consideration;

in accordance with the election or deemed election of such IRC Shareholder pursuant to Section 2.3 and subject, in each case, to proration in accordance with Section 2.4; and

(e)	RG, Canco and Callco shall execute the Support Agreement and RG, Canco and the Transfer Agent shall execute the Voting and Exchange Trust Agreement and RG shall issue to and deposit with the Transfer Agent the Special Voting Share in consideration of the payment to RG by IRC on behalf of the IRC Shareholders of one dollar ($1.00), to be thereafter held of record by the Transfer Agent as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement. All rights of holders of Exchangeable Shares under the Voting and Exchange Trust Agreement shall be received by them as part of the property receivable by them under Section 2.2(d) in exchange for the Exchangeable Elected Shares for which they were exchanged.

2.3  Consideration Elections.

With respect to the exchange of securities effected pursuant to Section 2.2(c) and Section 2.2(d):

(a)	IRC Shareholders other than Eligible Holders may elect to receive, in respect of each IRC Share exchanged, the Cash Consideration, the RG Share Consideration or a combination thereof, subject to Section 2.4;

(b)	IRC Shareholders who are Eligible Holders may elect to (i) receive in respect of any or all of their IRC Shares, the Exchangeable Share Consideration or a combination of the Exchangeable Share Consideration and the Cash Consideration, subject to Section 2.4 and (ii) receive in respect of the balance of their IRC Shares, if any, the Cash Consideration, the RG Share Consideration or a combination thereof, subject to Section 2.4;

(c)	such elections as provided for in Sections 2.3(a) and 2.3(b) shall be made by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such IRC Shareholder’s election, together with any certificates representing such holder’s IRC Shares; and

(d)	any IRC Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 2.3(c) and the Letter of Transmittal and Election Form in respect of any such IRC Shareholder’s IRC Shares, shall be deemed to have elected to receive Cash Consideration as to 44.372823% in respect of each such IRC Share, and RG Share Consideration as to 55.627177% in respect of each such IRC Share, subject to proration.

2.4  Proration

With respect to any consideration election pursuant to Section 2.3, an IRC Shareholder may elect in accordance with the holder’s Letter of Transmittal and Election Form, or be deemed to have elected, to receive a percentage (the “Elected Percentage”) of (i) Cash Consideration and (ii) RG Shares or Exchangeable Shares, as the case may be, in exchange for each IRC Share held by such IRC Shareholder. Notwithstanding the foregoing:

(a)	the maximum aggregate amount of Cash Consideration to be paid to IRC Shareholders pursuant to Sections 2.2(b) and 2.2(c) is the Canadian Dollar Equivalent as of the Effective Date of US$350,000,000 (the “Maximum Aggregate Cash Consideration”); and

(b)	the maximum aggregate number of RG Shares and Exchangeable Shares that may be issued to IRC Shareholders pursuant to Sections 2.2(c) and 2.2(d) is the lesser of (i) 7,750,000, and (ii) in the event that the maximum aggregate amount of Cash Consideration to be paid to IRC Shareholders pursuant to Sections 2.2(c) and 2.2(d) is greater than the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761, the greater of (A)7,040,919, and (B) 7,750,000 less one for every Canadian Dollar Equivalent as of the Effective Date of US$50.79 of incremental cash election in the aggregate above the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761 (the “Maximum Aggregate Number of Shares”);

In the event that:

(c)	the aggregate amount of Cash Consideration elected or deemed to be elected by IRC Shareholders pursuant to Section 2.3 exceeds the Maximum Aggregate Cash Consideration, but the aggregate number of RG Shares and Exchangeable Shares elected or deemed to be elected pursuant to Section 2.3 does not exceed 7,750,000, in each case prior to giving effect to this Section 2.4(c), then (i) the Elected Percentage of the Cash Consideration in respect of an IRC Share held by an IRC Shareholder shall be determined by multiplying the Elected Percentage of the Cash Consideration otherwise determined in respect of such IRC Share by a fraction, rounded to ten decimal places, the numerator of which is the Maximum Aggregate Cash Consideration and the denominator of which is the aggregate amount of the Cash Consideration otherwise payable to all IRC Shareholders (the “Deemed Cash Consideration Elected Percentage”), (ii) the holder of such IRC Share, other than an IRC Shareholder who has elected to receive a percentage of RG Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of such holder’s IRC Shares equal to 100% (for the purpose of this Section 2.4(c) only, an “All Share Electing IRC Shareholder”), shall be deemed to have elected to receive (A) if such IRC Share is not an Exchangeable Elected Share, a percentage of RG Share Consideration in respect of such IRC Share equal to 100% less the Deemed Cash Consideration Elected Percentage, and (B) if such IRC Share is an Exchangeable Elected Share, a percentage of Exchangeable Share Consideration equal to 100% less the Deemed Cash Consideration Elected Percentage, and (iii) each All Share Electing IRC Shareholder shall be deemed to have elected to receive (A) a percentage of RG Share Consideration, in respect of such holder’s IRC Shares that are not Exchangeable Elected Shares, equal to 100%, and (B) a percentage of Exchangeable Share Consideration, in respect of such holder’s IRC Shares that are Exchangeable Shares, equal to 100%; provided, however, that in the event that the aggregate number of RG Shares and Exchangeable Shares that would be issuable to IRC Shareholders pursuant to Sections 2.2(c) and 2.2(d) exceeds the Maximum Aggregate Number of Shares after giving effect to the foregoing proration provisions of this Section 2.4(c), (x) the Deemed Cash Consideration Elected Percentage in respect of each IRC Share shall equal the percentage calculated in accordance with Section 2.4(c)(i) above, (y) the holder of such IRC Share, other than an All Share Electing IRC Shareholder, shall be deemed to have elected to receive a percentage of RG Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of such IRC Share determined by multiplying (A) 100% less the Deemed Cash Consideration Elected Percentage, by (B) a fraction, rounded to ten decimal places, the numerator of which is the Maximum Aggregate Number of Shares less the aggregate number of RG Shares and Exchangeable Shares elected by all All Share Electing IRC Shareholders, and the denominator of which is the aggregate number of RG Shares and Exchangeable Shares that would be issuable to IRC Shareholders pursuant to Sections 2.2(c) and 2.2(d) as a result of applying the calculation described in Section 2.4(c)(ii) above, less the aggregate number of RG Shares and Exchangeable Shares elected by all All Share Electing IRC Shareholders, and (z) each All Share Electing IRC Shareholder shall be deemed to have elected to receive a percentage of RG Share Consideration (in respect of such holder’s IRC Shares which are not Exchangeable Elected Shares) or Exchangeable Share Consideration (in respect of such holder’s IRC Shares which are Exchangeable Elected Shares), as the case may be, equal to 100%;

(d)	the aggregate number of RG Shares and Exchangeable Shares elected or deemed to be elected by IRC Shareholders pursuant to Section 2.3 exceeds 7,750,000, but the aggregate amount of Cash Consideration elected or deemed to be elected pursuant to Section 2.3 does not exceed the Maximum Aggregate Cash Consideration, in each case prior to giving effect to this Section 2.4(d), then (i) the Elected Percentage of the RG Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of an IRC Share held by an IRC Shareholder shall be determined by multiplying the Elected Percentage of the RG Share Consideration or Exchangeable Share Consideration, as the case may be, otherwise determined in respect of such IRC Share by a fraction, rounded to ten decimal places, the numerator of which is the Maximum Aggregate Number of Shares and the denominator of which is the aggregate number of RG Shares and Exchangeable Shares otherwise issuable to all IRC Shareholders as RG Share Consideration or Exchangeable Share Consideration (the “Deemed Share Consideration Elected Percentage”), and (ii) the holder of such IRC Share, other than an IRC Shareholder who has elected to receive a percentage of Cash Consideration in respect of such holder’s IRC Shares equal to 100% (for the purpose of this Section 2.4(d) only, an “All Cash Electing IRC Shareholder”), shall be deemed to have elected to receive a percentage of Cash Consideration in respect of such IRC Share equal to 100% less the Deemed Share Consideration Elected Percentage, and (iii) each All Cash Electing IRC Shareholder shall be deemed to have elected to receive a percentage of Cash Consideration in respect of such holder’s IRC Shares equal to 100%; provided, however, that in the event that the aggregate amount of Cash Consideration that would be payable to IRC Shareholders pursuant to Sections 2.2(c) and 2.2(d) exceeds US$313,985,761 after giving effect to the foregoing proration provisions of this Section 2.4(d), the aggregate amount of Cash Consideration, notwithstanding the provisions of Section 2.4(b), shall be US$313,985,761, and (x) the Deemed Share Consideration Elected Percentage of the RG Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of an IRC Share held by an IRC Shareholder shall equal the percentage thereof calculated in accordance with Section 2.4(d)(i) above, (y) the holder of such IRC Share, other than an All Cash Electing IRC Shareholder, shall be deemed to have elected to receive a percentage of Cash Consideration in respect of such IRC Share determined by multiplying (A) 100% less the Deemed Share Consideration Elected Percentage, by (B) a fraction, rounded to ten decimal places, the numerator of which is US$313,985,761 less the aggregate Cash Consideration elected by all All Cash Electing IRC Shareholders, and the denominator of which is the aggregate amount of Cash Consideration that would be payable to IRC Shareholders pursuant to Sections 2.2(c) and 2.2(d) as a result of applying the calculation described in Section 2.4(d)(ii) above, less the aggregate Cash Consideration elected by all All Cash Electing IRC Shareholders, and (z) each All Cash Electing IRC Shareholder shall be deemed to have elected to receive a percentage of Cash Consideration in respect of such holder’s IRC Shares equal to 100%; or

(e)	the aggregate number of RG Shares and Exchangeable Shares elected or deemed to be elected by IRC Shareholders pursuant to Section 2.3 exceeds 7,750,000, and the aggregate amount of Cash Consideration elected or deemed to be elected by IRC Shareholders pursuant to Section 2.3 exceeds the Maximum Aggregate Cash Consideration, then, notwithstanding the definitions of Maximum Aggregate Cash Consideration and Maximum Aggregate Number of Shares in Sections 2.4(a) and (b) above, respectively, the Maximum Aggregate Cash Consideration shall be the Canadian Dollar Equivalent as of the Effective Date of US$331,992,888 and the Maximum Aggregate Number of Shares shall be 7,395,459; and the Deemed Cash Consideration Elected Percentage in respect of an IRC Share held by an IRC Shareholder shall be determined by multiplying the Elected Percentage of the Cash Consideration otherwise determined in respect of such IRC Share by a fraction, rounded to ten decimal places, the numerator of which is the Maximum Aggregate Cash Consideration pursuant to this Section 2.4(e), and the denominator of which is the aggregate amount of Cash Consideration otherwise payable to all IRC Shareholders; and the Deemed Share Consideration Elected Percentage of the RG Share Consideration or Exchangeable Share Consideration, as the case may be, in respect of an IRC Share held by an IRC Shareholder shall be determined by multiplying the Elected Percentage of the RG Share Consideration or Exchangeable Share Consideration, as the case may be, otherwise determined in respect of such IRC Share by a fraction, rounded to ten decimal places, the numerator of which is the Maximum Aggregate Number of Shares pursuant to this Section 2.4(e), and the denominator of which is the aggregate number of RG Shares and Exchangeable Shares otherwise issuable to all IRC Shareholders as RG Share Consideration or Exchangeable Share Consideration.

The proration provisions described in this Section 2.4 are illustrated in Appendix II, which is incorporated by reference into this Plan of Arrangement.

2.5  Income Tax Elections.

IRC Shareholders who are Eligible Holders who are entitled to receive Exchangeable Shares under the Arrangement shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA or, if the person is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the analogous provisions of provincial income tax Law) with respect to the transfer of their IRC Shares to Canco by providing the Tax Election Package to the Depositary within

90 days following the Effective Date, duly completed with the details of the number of IRC Shares transferred and the applicable agreed amounts (which cannot be less than the fair market value of the Ancillary Rights at the Exchange Time). Thereafter, subject to the Tax Election Package being correct and complete and complying with the provisions of the ITA (or applicable provincial income or corporate tax Law), the relevant forms will be signed by Canco and returned to such persons within 90 days after the receipt thereof by the Depositary for filing with the CRA (or the applicable provincial taxing Agency). Canco will not be responsible for the proper or accurate completion of the Tax Election Package or to check or verify the content of any election form and, except for Canco’s obligation to return duly completed Tax Election Packages which are received by the Depositary within 90 days of the Effective Date, within 90 days after the receipt thereof by the Depositary, Canco will not be responsible for any taxes, interest or penalties or any other costs or damages resulting from the failure by an IRC Shareholder to properly and accurately complete or file the necessary election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, Canco may choose to sign and return Tax Election Packages received more than 90 days following the Effective Date, but Canco will have no obligation to do so.

2.6  Share Registers.  Every IRC Shareholder from whom an IRC Share is acquired pursuant to the Arrangement shall be removed from the register of holders of IRC Shares at the time of that acquisition pursuant to the Arrangement and shall cease to have any rights in respect of such IRC Shares, and Canco shall become the holder of such IRC Shares and shall be added to that register at that time and shall be entitled as of that time to all of the rights and privileges attached to the IRC Shares. Every IRC Shareholder who acquires Exchangeable Shares or RG Shares pursuant to the Arrangement shall be added to the register of holders of Exchangeable Shares or RG Shares, respectively, and shall be entitled as of the time of the exchange to all of the rights and privileges attached to the Exchangeable Shares or RG Shares, as the case may be.

2.7  Adjustments to Consideration.  The consideration to be paid pursuant to Sections 2.2(c) and 2.2(d) shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into RG Shares or IRC Shares, other than stock dividends paid in lieu of ordinary course dividends), reorganization, recapitalization or other like change with respect to RG Shares or IRC Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 3 — DISSENT RIGHTS

3.1  Holders of IRC Shares may exercise rights of dissent with respect to those IRC Shares pursuant to, and (except as expressly indicated to the contrary in this Section 3.1), in the manner set forth in, Section 190 of the CBCA and this Section 3.1 (the “Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the resolution approving the Arrangement referred to in Section 190(5) of the CBCA must be received by IRC not later than 4:30 p.m. (Toronto time) on the business day before the IRC Special Meeting; and provided further that, notwithstanding the provisions of Section 190 of the CBCA, IRC Shareholders who duly exercise Dissent Rights and who:

(a)	ultimately are determined to be entitled to be paid fair value for their IRC Shares, which fair value, notwithstanding anything to the contrary contained in Section 190 of the CBCA, shall be determined as of the Exchange Time, shall be deemed to have transferred those IRC Shares as of the Exchange Time at the fair value of the IRC Shares determined as of the Exchange Time, without any further act or formality and free and clear of all liens and claims, to Canco; or

(b)	ultimately are determined not to be entitled, for any reason, to be paid fair value for their IRC Shares, shall be deemed to have participated in the Arrangement on the same basis as a holder of IRC Shares who has not exercised Dissent Rights and shall be deemed to have elected to receive, and shall receive, the consideration provided in Section 2.3(d), but in no case shall IRC, RG, Canco, the Depositary or any other person be required to recognize any such holder as a holder of IRC Shares after the Exchange Time, and the names of each such holder shall be deleted from the register of holders of IRC Shares at the Exchange Time.

ARTICLE 4 — SHARE DEPOSIT AND FRACTIONAL SHARES

4.1  Share Deposit.  Prior to the Exchange Time, Canco shall deposit or cause to be deposited with the Depositary, for the benefit of the holders of IRC Shares, the aggregate number of whole Exchangeable Shares and the aggregate number of whole RG Shares issuable, and the aggregate amount of Cash Consideration payable, under the Arrangement. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Exchange Time represented IRC Shares that were exchanged under the Arrangement, together with a duly completed Letter of Transmittal and Election Form and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive, and promptly after the Exchange Time the Depositary shall deliver to such person written evidence of the book entry issuance in uncertificated form to, or certificates registered in the name of, such person representing that number of Exchangeable Shares and/or RG Shares which such person is entitled to receive (together with any cash in lieu of fractional Exchangeable Shares or RG Shares pursuant to Section 4.3) and a cheque for the Cash Consideration which such person is entitled to receive, less any amounts withheld pursuant to Section 4.6, and any certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of such IRC Shares which was not registered in the transfer records of IRC, written evidence of the book entry issuance of, or certificates representing, the number of Exchangeable Shares and/or RG Shares issuable to the registered holder may be registered in the name of and issued to, and a cheque for the Cash Consideration payable to the registered holder may be made payable to, the transferee if the certificate representing such IRC Shares is presented to the Depositary, accompanied by a duly completed Letter of Transmittal and Election Form and all documents required to evidence and effect such transfer. Without limiting the provisions of Sections 2.6 and 4.5, until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Exchange Time represented one or more outstanding IRC Shares that, under the Arrangement, were exchanged pursuant to Section 2.2(d), shall be deemed at all times after the Exchange Time to represent only the right to receive upon such surrender (i) the consideration to which the holder thereof is entitled under the Arrangement, or as to a certificate held by a Dissenting Shareholder (other than a shareholder who exercised Dissent Rights who is deemed to have participated in the Arrangement pursuant to Section 3.1(b)), to receive the fair value of the IRC Shares represented by such certificate, and (ii) any dividends or distributions with a record date after the Exchange Time theretofore paid or payable with respect to any Exchangeable Shares or RG Shares issued in exchange therefor as contemplated by Section 4.2, in each case less any amounts withheld pursuant to Section 4.6.

4.2  Distributions with Respect to Unsurrendered Certificates.  No dividends or other distributions paid, declared or made with respect to Exchangeable Shares or RG Shares, in each case with a record date after the Exchange Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Exchange Time represented outstanding IRC Shares or in lieu of fractional Exchangeable Shares or RG Shares shall be paid to any such person pursuant to Section 4.3, unless and until such person shall have complied with the provisions of Section 4.1. Subject to applicable Law, and to the provisions of Section 4.5, at the time such person shall have complied with the provisions of Section 4.1 (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to such person, without interest (i) the amount of any cash payable in lieu of a fractional Exchangeable Share or RG Share to which such person is entitled pursuant to Section 4.3, (ii) the amount of dividends or other distributions with a record date after the Exchange Time theretofore paid with respect to the Exchangeable Share or the RG Share, as the case may be, to which such person is entitled pursuant hereto, and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Exchange Time but prior to the date of compliance by such person with the provisions of Section 4.1 and a payment date subsequent to the date of such compliance and payable with respect to such Exchangeable Shares or RG Shares, as the case may be.

4.3  No Fractional Shares.  No fractional Exchangeable Shares or fractional RG Shares shall be issued upon compliance with the provisions of Section 4.1 and no dividend, stock split or other change in the capital structure of Canco or RG shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Canco or RG. Canco will make arrangements with the Depositary for the issuance to the Depositary, as agent for each person otherwise entitled to a fractional interest in an Exchangeable Share or RG Share, of RG Shares in respect of any such fractional security and shall instruct the Depositary to aggregate and, as soon as is reasonably practicable following the Effective Date, sell such RG Shares on behalf of each such person. The proceeds (net of any commissions in respect of the sale but excluding any deduction for the fees of the Depositary, which fees shall be paid by Canco) (the “Net Proceeds”) received by the Depositary from such sale shall, as soon as is reasonably practicable be distributed to each person otherwise entitled to a fractional interest in an Exchangeable Share or RG Share on a pro rata basis. The Depositary shall be entitled to retain such brokers and advisors as may be necessary in connection with the sale of the RG Shares and shall not be liable for any action taken or omitted to be taken in connection with the sale of the RG Shares or the distribution of the Net Proceeds referred to in this Section 4.3. Under no circumstances shall interest accrue or be paid by Canco, RG or the Depositary to persons depositing IRC Shares pursuant to Section 2.2, regardless of any delay in selling the RG Shares or making any delivery or payment in respect of such shares.

4.4  Lost Certificates.  In the event any certificate which immediately prior to the Exchange Time represented one or more outstanding IRC Shares that were exchanged pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash and/or Exchangeable Shares or RG Shares (and any dividends or distributions with respect thereto) deliverable in accordance with Section 2.2 and such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom cash (if any) and/or Exchangeable Shares or RG Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to IRC, Canco, RG and their respective transfer agents in such amount as IRC, Canco or RG may direct or otherwise indemnify IRC, Canco and RG in a manner satisfactory to IRC, Canco and RG against any claim that may be made against IRC, Canco or RG with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5  Extinction of Rights.  Any certificate which immediately prior to the Exchange Time represented outstanding IRC Shares that were exchanged pursuant to Section 2.2 that is not deposited with all other instruments required by Section 4.1 on or prior to the date of the notice referred to in Section 7(2) of the Exchangeable Share Provisions shall cease to represent a claim or interest of any kind or nature as a securityholder of Canco or RG. On such date, the cash and/or Exchangeable Shares and/or RG Shares to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Canco. None of RG, IRC, Canco, Callco or the Depositary shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

4.6  Withholding Rights.  IRC, Canco, Callco, RG and the Depositary shall be entitled to deduct and withhold from any dividend, price or consideration otherwise payable to any holder of IRC Shares, RG Shares or Exchangeable Shares such amounts as IRC, Canco, Callco, RG or the Depositary is required to deduct and withhold with respect to such payment under the ITA, United States tax laws or any other applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing Agency. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, IRC, Canco, Callco, RG and the Depositary are hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to IRC, Canco, Callco, RG and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and IRC, Canco, Callco, RG and the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5 — RIGHTS OF CALLCO TO ACQUIRE EXCHANGEABLE SHARES

5.1  Callco Liquidation Call Right.

(a)	Callco shall have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, pursuant to Section 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is RG or an affiliate of RG) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco of an amount per share (the “Liquidation Call Purchase Price”) equal to the Current Market Price of RG Shares on the last business day prior to the Liquidation Date plus the Dividend Amount, which shall be satisfied in full by Callco delivering or causing to be delivered to such holder one RG Share plus any Dividend Amount. In the event of the exercise of the Liquidation Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the Liquidation Date on payment by Callco to the holder of the Liquidation Call Purchase Price for each such share, and Canco shall have no obligation to pay any Liquidation Amount or Dividend Amount to the holders of such shares so purchased by Callco.

(b)	To exercise the Liquidation Call Right, Callco must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Canco of Callco’s intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of Canco or any other voluntary distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, and at least five business days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of Canco or any other involuntary distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Callco has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Liquidation Call Right, then on the Liquidation Date, Callco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

(c)	For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, Callco shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the aggregate number of RG Shares which Callco shall deliver or cause to be delivered pursuant to Section 5.1(a) and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the aggregate Dividend Amount, if any, in payment of the total Liquidation Call Purchase Price, in each case less any amounts withheld pursuant to Section 4.6. Provided that Callco has complied with the immediately preceding sentence, on and after the Liquidation Date the holders of the Exchangeable Shares shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the aggregate Liquidation Call Purchase Price without interest, unless payment of the aggregate Liquidation Call Purchase Price for the Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the following provisions of this Section 5.1(c), in which case the rights of the holders shall remain unaffected until the aggregate Liquidation Call Purchase Price has been paid in the manner herein provided. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and articles of Canco and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall transfer to such holder, the RG Shares to which such holder is entitled and as soon as reasonably practicable thereafter the Transfer Agent shall deliver to such holder written evidence of the book entry issuance in uncertificated form of the RG Shares to which the holder is entitled and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the Dividend Amount, if any, and when received by the Transfer Agent, all dividends and other distributions with respect to such RG Shares with a record date after the Liquidation Date and before the date of the transfer of such RG Shares to such holder, less any amounts withheld pursuant to Section 4.6. If Callco does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date, the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by Canco in connection with the liquidation, dissolution or winding-up of Canco or any distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs pursuant to Section 5 of the Exchangeable Share Provisions.

5.2  Callco Redemption Call Right.  In addition to Callco’s rights contained in the Exchangeable Share Provisions, including the Retraction Call Right (as defined in the Exchangeable Share Provisions), Callco shall have the following rights in respect of the Exchangeable Shares:

(a)	Callco shall have the overriding right (the “Redemption Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by Canco pursuant to Section 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is RG or an affiliate of RG) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco to each holder of an amount per Exchangeable Share (the “Redemption Call Purchase Price”) equal to the Current Market Price of a RG Share on the last business day prior to the Redemption Date plus the Dividend Amount, which shall be satisfied in full by Callco delivering or causing to be delivered to such holder one RG Share plus any Dividend Amount. In the event of the exercise of the Redemption Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the Redemption Date on payment by Callco to the holder of the Redemption Call Purchase Price for each such share, and Canco shall have no obligation to redeem, or to pay any Dividend Amount in respect of, such shares so purchased by Callco.

(b)	To exercise the Redemption Call Right, Callco must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Canco of Callco’s intention to exercise such right at least 60 days before the Redemption Date, except in the case of a redemption occurring as a result of a RG Control Transaction (as defined in the Exchangeable Share Provisions), an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, in which case Callco shall so notify the Transfer Agent and Canco on or before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Callco has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Redemption Call Right, on the Redemption Date Callco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

(c)	For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, Callco shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, the aggregate number of RG Shares which Callco shall deliver or cause to be delivered pursuant to Section 5.2(a) and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the aggregate Dividend Amount, if any, in payment of the aggregate Redemption Call Purchase Price, in each case less any amounts withheld pursuant to Section 4.6. Provided that Callco has complied with the immediately preceding sentence, on and after the Redemption Date the holders of the Exchangeable Shares shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the aggregate Redemption Call Purchase Price without interest, unless payment of the aggregate Redemption Call Purchase Price for the Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the following provisions of this Section 5.2(c), in which case the rights of the holders shall remain unaffected until the aggregate Redemption Call Purchase Price has been paid in the manner herein provided. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and articles of Canco and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall transfer to such holder, the RG Shares to which such holder is entitled and as soon as reasonably practicable thereafter the Transfer Agent shall deliver to such holder of the RG Shares to which the holder is entitled and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the Dividend Amount, if any, and when received by the Transfer Agent, all dividends and other distributions with respect to such RG Shares with a record date after the Redemption Date and before the date of the transfer of such RG Shares to such holder, less any amounts withheld pursuant to Section 4.6. If Callco does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the redemption price otherwise payable by Canco in connection with the redemption of the Exchangeable Shares pursuant to Article 7 of the Exchangeable Share Provisions.

5.3  Change of Law Call Right.

(a)	RG shall have the overriding right (the “Change of Law Call Right”), in the event of a Change of Law, to purchase (or to cause Callco to purchase) from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is an affiliate of RG) all but not less than all of the Exchangeable Shares held by each such holder upon payment by RG or Callco, as the case may be, of an amount per share (the “Change of Law Call Purchase Price”) equal to the Current Market Price of RG Shares on the last business day prior to the Change of Law Call Date plus the Dividend Amount, which shall be satisfied in full by RG or Callco, as the case may be, delivering or causing to be delivered to such holder one RG Share plus any Dividend Amount. In the event of the exercise of the Change of Law Call Right by RG or Callco, each holder of Exchangeable Shares shall be obligated to sell all the Exchangeable Shares held by such holder to RG or Callco, as the case may be, on the Change of Law Call Date upon payment by RG or Callco, as the case may be, to such holder of the Change of Law Call Purchase Price for each such Exchangeable Share.

(b)	To exercise the Change of Law Call Right, RG or Callco must notify the Transfer Agent of its intention to exercise such right at least 45 days before the date on which RG or Callco intends to acquire the Exchangeable

Shares (the “Change of Law Call Date”). If RG or Callco exercises the Change of Law Call Right, then, on the Change of Law Call Date, RG or Callco, as the case may be, will purchase and the holders of Exchangeable Shares will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Change of Law Call Purchase Price.

(c)	For the purposes of completing the purchase of the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right, RG or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Change of Law Call Date, the aggregate number of RG Shares which RG or Callco, as the case may be, shall deliver or cause to be delivered pursuant to Section 5.3(a) and a cheque or cheques of RG or Callco, as the case may be, payable at par at any branch of the bankers of RG or Callco representing the aggregate Dividend Amount, if any, in payment of the aggregate Redemption Call Purchase Price, in each case less any amounts withheld pursuant to Section 4.6. Provided that RG or Callco has complied with the immediately preceding sentence, on and after the Change of Law Call Date the holders of the Exchangeable Shares shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Change of Law Purchase Price payable by RG or Callco, as the case may be, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Change of Law Call Date be considered and deemed for all purposes to be the holder of RG Shares to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and articles of Canco and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of RG or Callco, as the case may be, shall transfer to such holder, the RG Shares to which such holder is entitled and as soon as reasonably practicable thereafter the Transfer Agent shall deliver to such holder written evidence of the book entry issuance in uncertificated form of the RG Shares to which the holder is entitled and a cheque or cheques of RG or Callco, as the case may be, payable at par at any branch of the bankers of RG or Callco, as the case may be, representing the Dividend Amount, if any, and when received by the Transfer Agent, all dividends and other distributions with respect to such RG Shares with a record date after the Redemption Date and before the date of the transfer of such RG Shares to such holder, less any amounts withheld pursuant to Section 4.6.

5.4  Stockholders’ Rights Plan.  The rights (“RG Rights”) issued under RG’s first amended and restated rights agreement, dated as of September 10, 2007, shall attach to all RG Shares and Exchangeable Shares issued in exchange for IRC Shares pursuant to the Arrangement.

ARTICLE 6 — AMENDMENT

6.1  Plan of Arrangement Amendment.

(a)	IRC may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time (with the prior written consent of RG), provided that any such amendment, modification and/or supplement must be contained in a written document that is filed with the Court and, if made after the Special Meeting, approved by the Court and communicated to IRC Shareholders and IRC Optionholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by IRC (with the prior written consent of RG) at any time before or at the Special Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Special Meeting in the manner required under the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Special Meeting shall be effective only if (i) it is consented to in writing by IRC and RG and, (ii) if required by the Court, it is consented to by IRC Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Date unilaterally by RG, provided that it concerns a matter which, in the reasonable opinion of RG, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any IRC Shareholder.

ARTICLE 7 — FURTHER ASSURANCES

Each of IRC and RG shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them to document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 8 — NOTICE

Any notice to be given by RG to IRC Shareholders or IRC Optionholders pursuant to the Arrangement will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to registered IRC Shareholders or IRC Optionholders, as the case may be, at their addresses as shown on the applicable register of such holders maintained by IRC and will be deemed to have been received on the first day following the date of mailing which is a business day.

The provisions of this Plan of Arrangement, the Arrangement Agreement and the Letter of Transmittal and Election Form apply notwithstanding any accidental omission to give notice to any one or more IRC Shareholders or IRC Optionholders and notwithstanding any interruption of mail services in Canada, the United States or elsewhere following mailing. In the event of any interruption of mail service following mailing, RG intends to make reasonable efforts to disseminate any notice by other means, such as publication. Except as otherwise required or permitted by law:

(a)	if post offices in Canada are not open for the deposit of mail, any notice which RG or the Depositary may give or cause to be given under the Arrangement will be deemed to have been properly given and to have been received by IRC Shareholders and IRC Optionholders if (i) it is given to the TSX for dissemination or (ii) it is published once in the national edition of The Globe and Mail and in the daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the national edition of The Globe and Mail is not being generally circulated, publication thereof will be made in The National Post or any other daily newspaper of general circulation published in the City of Toronto; and

(b)	if post offices in the United States are not open for the deposit of mail, any notice which RG or the Depositary may give or cause to be given under the Arrangement will be deemed to have been properly given and to have been received by IRC Shareholders and IRC Optionholders if (i) it is given to the NYSE Amex for dissemination or (ii) it is published once in the national edition of the Wall Street Journal, provided that if the national edition of the Wall Street Journal is not being generally circulated, publication thereof will be made in the New York Times or any other daily newspaper of general circulation published in New York City.

Notwithstanding the provisions of the Arrangement Agreement, this Plan of Arrangement and the Letter of Transmittal and Election Form, certificates, if any, for RG Shares and Exchangeable Shares issuable, and cheques for cash amounts payable, pursuant to the Arrangement need not be mailed if RG determines that delivery thereof by mail may be delayed. Persons entitled to cheques and certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent in respect of which the cheque and certificates being issued were deposited, upon application to the Transfer Agent, until such time as RG has determined that delivery by mail will no longer be delayed. RG will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Article 8. Notwithstanding the provisions of the Arrangement Agreement, this Plan of Arrangement and the Letter of Transmittal and Election Form, the deposit of cheques and certificates with the Transfer Agent in such circumstances will constitute delivery to the persons entitled thereto and the RG Shares will be deemed to have been paid for immediately upon such deposit.

APPENDIX I

TO THE PLAN OF ARRANGEMENT

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

1.	Interpretation

(1)	For the purposes of these share provisions:

“affiliate” has the meaning corresponding to “affiliated companies” in the Securities Act (Ontario), as amended.

“Agency” means any domestic or foreign court, tribunal, federal, state, provincial or local government or governmental agency, department or authority or other regulatory authority (including the TSX, AMEX and NASDAQ) or administrative agency or commission (including the Securities Commissions and the SEC) or any elected or appointed public official.

“Agent” means any chartered bank or trust company in Canada selected by Canco for the purposes of holding some or all of the Liquidation Amount or Redemption Price in accordance with Section 5 or Section 7, respectively.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, to which plan these share provisions are attached as Appendix I.

“Arrangement Agreement” means the arrangement agreement made as of December 17, 2009 between IRC, Canco and RG, as amended, supplemented and/or restated in accordance with its terms, providing for, among other things, the Arrangement.

“Board of Directors” means the board of directors of Canco.

“business day” means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in Toronto, Ontario or Denver, Colorado under applicable law.

“Callco” means (i) an indirect subsidiary of RG existing under the laws of Canada or such other jurisdiction as RG may determine prior to the Effective Date, or (ii) any other direct or indirect wholly-owned subsidiary of RG designated by RG from time to time in replacement thereof.

“Callco Call Notice” has the meaning ascribed thereto in Section 6(3) of these share provisions.

“Canadian Dollar Equivalent” means in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date the product obtained by multiplying:

(a)	the Foreign Currency Amount; by

(b)	the noon spot exchange rate on the business day immediately preceding such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on the business day immediately preceding such date for such foreign currency expressed in Canadian dollars as may be mutually agreed upon by RG and IRC to be appropriate for such purpose, which determination shall be conclusive and binding.

“Canco” means the corporation incorporated under the laws of Canada that issues the Exchangeable Shares pursuant to the Arrangement.

“CBCA” means the Canada Business Corporations Act, as amended.

“Common Shares” means the common shares in the capital of Canco.

“Current Market Price” means, in respect of a RG Share on any date, the quotient obtained by dividing (a) the aggregate of the Daily Value of Trades for each day during the period of 20 consecutive trading days ending three trading days before such date; by (b) the aggregate volume of RG Shares used to calculate such Daily Value of Trades.

“Daily Value of Trades” means, in respect of the RG Shares on any trading day, the product of (a) the volume weighted average price of RG Shares on the TSX (or, if the RG Shares are not listed on the TSX, the Canadian Dollar Equivalent of the volume weighted average price of RG Shares on such other stock exchange or automated quotation system on which the RG Shares are listed or quoted, as the case may be, as may be selected by the board of directors of RG for such purpose) on such date, as determined by Bloomberg L.P. or other reputable, third party information source selected by the board of directors of RG in good faith; and (b) the aggregate volume of RG Shares traded on such day on the TSX or such other stock exchange or automated quotation system and used to calculate such volume weighted average price; provided that any such selections by the board of directors of RG shall be conclusive and binding.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dividend Amount” means an amount equal to all declared and unpaid dividends on an Exchangeable Share held by a holder on any dividend record date which occurred prior to the date of purchase, redemption or other acquisition of such share by Callco or RG from such holder pursuant to Section 5(1), Section 6(1) or Section 7(1).

“Effective Date” means the date on or before the Outside Date on which the Arrangement becomes effective in accordance with the CBCA and the Final Order.

“Exchangeable Shares” means the non-voting, exchangeable shares in the capital of Canco, having the rights, privileges, restrictions and conditions set forth herein.

“Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Canco and in respect of which the Board of Directors determines in good faith that after giving effect to such matter the economic equivalence of the Exchangeable Shares and the RG Shares is maintained for the holders of Exchangeable Shares (other than RG and its affiliates).

“Exempt Exchangeable Share Voting Event” means an Exchangeable Share Voting Event in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable Shares and the RG Shares.

“holder” means, when used with reference to the Exchangeable Shares, a holder of Exchangeable Shares shown from time to time in the register maintained by or on behalf of Canco in respect of the Exchangeable Shares.

“including” means “including without limitation” and “includes” means “includes without limitation”.

“IRC” means International Royalty Corporation, a corporation continued under the laws of Canada.

“Liquidation Amount” has the meaning ascribed thereto in Section 5(1) of these share provisions.

“Liquidation Call Right” has the meaning ascribed thereto in the Plan of Arrangement.

“Liquidation Date” has the meaning ascribed thereto in Section 5(1) of these share provisions.

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Agency, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule B annexed to the Arrangement Agreement, and any amendments or variations thereto made in accordance with Section 7.B of the Arrangement Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court.

“Purchase Price” has the meaning ascribed thereto in Section 6(3) of these share provisions.

“Redemption Call Purchase Price” has the meaning ascribed thereto in the Plan of Arrangement.

“Redemption Call Right” has the meaning ascribed thereto in the Plan of Arrangement.

“Redemption Date” means the date, if any, established by the Board of Directors for the redemption by Canco of all but not less than all of the outstanding Exchangeable Shares pursuant to Section 7 of these share provisions, which date shall be no earlier than the seventh anniversary of the date on which Exchangeable Shares first are issued, unless:

(a)	there are fewer than 750,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by RG and its affiliates, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date prior to the seventh anniversary of the date on which Exchangeable Shares first are issued as they may determine, upon at least 60 days’ prior written notice to the holders of the Exchangeable Shares and the Trustee;

(b)	an RG Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such RG Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such RG Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date prior to the seventh anniversary of the date on which Exchangeable Shares first are issued as it may determine, upon such number of days’ prior written notice to the holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(c)	an Exchangeable Share Voting Event that is not an Exempt Exchangeable Share Voting Event is proposed and (i) the holders of the Exchangeable Shares fail to take the necessary action, at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exchangeable Share Voting Event or the holders of the Exchangeable Shares do take the necessary action but, in connection therewith, the holders of more than 2% of the outstanding Exchangeable Shares (other than those held by RG and its affiliates) exercise rights of dissent under the CBCA, and (ii) the Board of Directors determines in good faith that it is not reasonably practicable to accomplish the business purpose (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the Redemption Date) intended by the Exchangeable Share Voting Event in a commercially reasonable manner that does not result in an Exchangeable Share Voting Event, in which case the Redemption Date shall be the business day following the day on which the later of the events described in (i) and (ii) above occur; or

(d)	an Exempt Exchangeable Share Voting Event is proposed and holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event in which case the Redemption Date shall be the business day following the day on which the holders of the Exchangeable Shares failed to take such action.

provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b), (c) or (d) above to any of the holders of Exchangeable Shares shall not affect the validity of any such redemption.

“Redemption Price” has the meaning ascribed thereto in Section 7(1) of these share provisions.

“Retracted Shares” has the meaning ascribed thereto in Section 6(1)(a) of these share provisions.

“Retraction Call Right” has the meaning ascribed thereto in Section 6(1)(c) of these share provisions.

“Retraction Date” has the meaning ascribed thereto in Section 6(1)(b) of these share provisions.

“Retraction Price” has the meaning ascribed thereto in Section 6(1) of these share provisions.

“Retraction Request” has the meaning ascribed thereto in Section 6(1) of these share provisions.

“RG” means Royal Gold, Inc., a corporation existing under the laws of Delaware.

“RG Control Transaction” means any merger, amalgamation, arrangement, take-over bid or tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving RG, or any proposal to do so.

“RG Dividend Declaration Date” means the date on which the board of directors of RG declares any dividend or other distribution on the RG Shares that would require a corresponding payment to be made in respect of the Exchangeable Shares.

“RG Shares” means the common stock, par value U.S.$0.01 per share, in the capital of RG.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and policies made thereunder, as amended.

“Support Agreement” means the agreement made between RG, Callco and Canco substantially in the form and content of Schedule I to the Arrangement Agreement.

“Transfer Agent” means Computershare Trust Company of Canada or such other person as may from time to time be appointed by Canco as the registrar and transfer agent for the Exchangeable Shares.

“Trustee” means the trustee chosen by RG to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

“TSX” means The Toronto Stock Exchange or its successor.

“Voting and Exchange Trust Agreement” means an agreement to be made among RG, Canco and the Trustee in connection with the Plan of Arrangement substantially in the form of Schedule J to the Arrangement Agreement.

2.	Ranking of Exchangeable Shares

The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Canco, whether voluntary or involuntary, or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs.

3.	Dividends

(1)	A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each RG Dividend Declaration Date, declare a dividend on each Exchangeable Share:

(a)	in the case of a cash dividend declared on the RG Shares, in an amount in cash for each Exchangeable Share equal to the cash dividend declared on each RG Share on the RG Dividend Declaration Date;

(b)	in the case of a stock dividend declared on the RG Shares to be paid in RG Shares, by the issue or transfer by Canco of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of RG Shares to be paid on each RG Share unless in lieu of such stock dividend Canco elects to effect a corresponding and contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with Section 3(5) hereof) subdivision of the outstanding Exchangeable Shares; or

(c)	in the case of a dividend declared on the RG Shares in property other than cash or RG Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (to be determined by the Board of Directors as contemplated by Section 3(5) hereof) to the type and amount of property declared as a dividend on each RG Share.

Such dividends shall be paid out of money, assets or property of Canco properly applicable to the payment of dividends, or out of authorized but unissued shares of Canco, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends other than or in excess of the dividends referred to in this Section 3(1).

(2)	Cheques of Canco payable at par at any branch of the bankers of Canco shall be issued in respect of any cash dividends contemplated by Section 3(1)(a) hereof and the sending of such cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Written evidence of the book entry issuance or transfer to the registered holder of Exchangeable Shares shall be delivered in respect of any stock dividends contemplated by Section 3(1)(b) hereof and the sending of such written evidence to each holder of an Exchangeable Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by Section 3(1)(c) hereof shall be issued, distributed or transferred by Canco in such manner as it shall determine and the issuance, distribution or transfer thereof by Canco to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against Canco any dividend that is represented by a cheque that has not been duly presented to Canco’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

(3)	The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3(1) hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the RG Shares. The record date for the determination of the holders of Exchangeable Shares entitled to receive Exchangeable Shares in connection with any subdivision, redivision or change of the Exchangeable Shares under Section 3(1)(b) hereof and the effective date of such subdivision shall be the same dates as the record and payment date, respectively, for the corresponding stock dividend declared on the RG Shares.

(4)	If on any payment date for any dividends declared on the Exchangeable Shares under Section 3(1) hereof the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which Canco shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

(5)	The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of these share provisions, including Section 3(1) hereof, and each such determination shall be conclusive and binding on Canco and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a)	in the case of any stock dividend or other distribution payable in RG Shares, the number of such shares issued in proportion to the number of RG Shares previously outstanding;

(b)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase RG Shares (or securities exchangeable for or convertible into or carrying rights to acquire RG Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price;

(c)	in the case of the issuance or distribution of any other form of property (including any shares or securities of RG of any class other than RG Shares, any rights, options or warrants other than those referred to in Section 3(5)(b) hereof, any evidences of indebtedness of RG or any assets of RG), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding RG Share and the Current Market Price of a RG Share; and

(d)	in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of RG Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing withholding taxes and marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

4.	Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, Canco shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 12(2) of these share provisions:

(a)	pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)	redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase any other shares of Canco ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of Canco, whether voluntary or involuntary, or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs; or

(d)	issue any Exchangeable Shares or any other shares of Canco ranking equally with the Exchangeable Shares other than by way of stock dividends to the holders of such Exchangeable Shares; and

(e)	issue any shares of Canco ranking superior to the Exchangeable Shares.

The restrictions in Sections 4(a), (b), (c) and (d) hereof shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid to date on the RG Shares shall have been declared and paid on the Exchangeable Shares.

5.	Distribution on Liquidation

(1)	In the event of the liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, subject to the exercise by Callco of the Liquidation Call Right, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of Canco in respect of each Exchangeable Share held by such holder on the effective date (the “Liquidation Date”) of such liquidation, dissolution, winding-up or other distribution, before any distribution of any part of the assets of

Canco among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the “Liquidation Amount”) equal to the Current Market Price of an RG Share on the last business day prior to the Liquidation Date plus the Dividend Amount, which shall be satisfied in full by Canco delivering or causing to be delivered to such holder one RG Share, plus an amount equal to the Dividend Amount.

(2)	On or promptly after the Liquidation Date, and provided the Liquidation Call Right has not been exercised by Callco, Canco shall pay or cause to be paid to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the Articles of Canco and such additional documents, instruments and payments as the Transfer Agent and Canco may reasonably require, at the registered office of Canco or at any office of the Transfer Agent as may be specified by Canco by notice to the holders of the Exchangeable Shares. Payment of the Liquidation Amount for such Exchangeable Shares shall be made by transferring or causing to be transferred to each holder the RG Shares to which such holder is entitled and by delivering to such holder, on behalf of Canco, RG Shares (which shares shall be fully paid and shall be free and clear of any lien, claim or encumbrance) and a cheque of Canco payable at par at any branch of the bankers of Canco in respect of the Dividend Amount, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive the Liquidation Amount without interest, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Liquidation Amount has been paid in the manner hereinbefore provided. Canco shall have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred to, and deposited with, the Agent the Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by the Agent as trustee for and on behalf of, and for the use and benefit of, such holders. Upon such deposit being made, the rights of a holder of Exchangeable Shares after such deposit shall be limited to receiving its proportionate part of the Liquidation Amount for such Exchangeable Shares so deposited, without interest, and when received by the Agent, all dividends and other distributions with respect to the RG Shares to which such holder is entitled with a record date after the date of such deposit and before the date of transfer of such RG Shares to such holder (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom) against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions.

(3)	After Canco has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 5(1) of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of Canco.

6.	Retraction of Exchangeable Shares by Holder

(1)	A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Callco of the Retraction Call Right and otherwise upon compliance with, and subject to, the provisions of this Section 6, to require Canco to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Current Market Price of a RG Share on the last business day prior to the Retraction Date plus the Dividend Amount (the “Retraction Price”), which shall be satisfied in full by Canco delivering or causing to be delivered to such holder one RG Share (which on issue will be admitted to listing and trading by the TSX and the NASDAQ Global Market (subject to official notice of issuance)) for each Exchangeable Share presented and surrendered by the holder together with, on the designated payment date therefor, the Dividend Amount. To effect such redemption, the holder shall present and surrender at the registered office of Canco or at any office of the Transfer Agent as may be specified by Canco by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have Canco redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the Articles of Canco and such additional documents, instruments and payments as the Transfer Agent and Canco may reasonably require, and together with a duly executed statement (the “Retraction Request”) in the form of Schedule A hereto or in such other form as may be acceptable to Canco:

(a)	specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by Canco;

(b)	stating the business day on which the holder desires to have Canco redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall be not less than 10 business days nor more than 15 business days after the date on which the Retraction Request is received by Canco and further provided that, in the event that no such business day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 15th business day after the date on which the Retraction Request is received by Canco and subject also to Section 6(8); and

(c)	acknowledging the overriding right (the “Retraction Call Right”) of Callco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the terms and conditions set out in Section 6(3) hereof.

(2)	Provided that Callco has not exercised the Retraction Call Right, upon receipt by Canco or the Transfer Agent in the manner specified in Section 6(1) of a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6(7), Canco shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall transfer or cause to be issued or transferred to such holder the RG Shares to which such holder is entitled and shall comply with Section 6(4) hereof. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Callco pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Canco.

(3)	Subject to the provisions of this Section 6, upon receipt by Canco of a Retraction Request, Canco shall immediately notify Callco thereof and shall provide to Callco a copy of the Retraction Request. In order to exercise the Retraction Call Right, Callco must notify Canco of its determination to do so (the “Callco Call Notice”) within five business days of notification to Callco by Canco of the receipt by Canco of the Retraction Request. If Callco does not so notify Canco within such five business day period, Canco will notify the holder as soon as possible thereafter that Callco will not exercise the Retraction Call Right. If Callco delivers the Callco Call Notice within such five business day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6(7), the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right. In such event, Canco shall not redeem the Retracted Shares and Callco shall purchase from such holder and such holder shall sell to Callco on the Retraction Date the Retracted Shares for a purchase price (the “Purchase Price”) per share equal to the Retraction Price per share. To the extent that Callco pays the Dividend Amount in respect of the Retracted Shares, Canco shall no longer be obligated to pay any declared and unpaid dividends on such Retracted Shares. For the purpose of completing a purchase pursuant to the Retraction Call Right, on the Retraction Date, Callco shall transfer or cause to be issued or transferred to the holder of the Retracted Shares the RG Shares to which such holder is entitled. Provided that Callco has complied with the immediately preceding sentence and Section 6(4) hereof, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by Canco of such Retracted Shares shall take place on the Retraction Date. In the event that Callco does not deliver a Callco Call Notice within such five business day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6(7), Canco shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Section 6.

(4)	Canco or Callco, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder written evidence of the book entry issuance in uncertificated form of RG Shares (which shares shall be fully paid and shall be free and clear of any lien, claim or encumbrance and which on issue will be admitted to listing and trading by the TSX and the NASDAQ Global Market (subject to official notice of issuance)), and, if applicable and on or before the payment date therefor, a cheque payable at par at any branch of the bankers of Canco or Callco, as applicable, representing the aggregate Dividend Amount, in payment of the Retraction Price or the Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such RG Shares and cheques on behalf of Canco or by Callco, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price or Purchase Price, as the case may be, to the extent that the same is represented by such share certificates and cheques (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

(5)	On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive the Retraction Price or Purchase Price, as the case may be, without interest, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the Retraction Price or the Purchase Price, as the case may be, shall not be made as provided in Section 6(4) hereof, in which case the rights of such holder shall remain unaffected until the Retraction Price or the Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the Retraction Price or the Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by Canco or purchased by Callco shall thereafter be a holder of the RG Shares delivered to it.

(6)	Notwithstanding any other provision of this Section 6, Canco shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If Canco believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Callco shall not have exercised the Retraction Call Right with respect to the Retracted Shares, Canco shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two business days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by Canco. In any case in which the redemption by Canco of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, Canco shall redeem Retracted Shares in accordance with Section 6(2) of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of Canco, representing the Retracted Shares not redeemed by Canco pursuant to Section 6(2) hereof. If Canco would otherwise be obligated to redeem the Retracted Shares pursuant to Section 6(2) of these share provisions but is not obligated to do so as a result of solvency requirements or other provisions of applicable law, the holder of any such Retracted Shares not redeemed by Canco pursuant to this Article 6 as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have instructed the Transfer Agent to require RG to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by RG to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided for in the Voting and Exchange Trust Agreement.

(7)	A holder of Retracted Shares may, by notice in writing given by the holder to Canco before the close of business on the business day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Callco shall be deemed to have been revoked.

(8)	Notwithstanding any other provision of this Section 6, if:

(a)	exercise of the rights of the holders of the Exchangeable Shares, or any of them, to require Canco to redeem any Exchangeable Shares pursuant to this Section 6 on any Retraction Date would require listing particulars or any similar document to be issued in order to obtain the approval of the TSX or the NASDAQ Global Market to the listing and trading (subject to official notice of issuance) of, the RG Shares that would be required to be delivered to such holders of Exchangeable Shares in connection with the exercise of such rights; and

(b)	as a result of (a) above, it would not be practicable (notwithstanding the reasonable endeavours of RG) to obtain such approvals in time to enable all or any of such RG Shares to be admitted to listing and trading by the TSX and the NASDAQ Global Market (subject to official notice of issuance) when so delivered, that Retraction Date shall, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Retraction Request, be deemed for all purposes to be the earlier of (i) the second business day immediately following the date the approvals referred to in Section 6(8)(a) are obtained, and (ii) the date which is 30 business days after the date on which the relevant Retraction Request is received by Canco, and references in these share provisions to such Retraction Date shall be construed accordingly.

7.	Redemption of Exchangeable Shares by Canco

(1)	Subject to applicable law, and provided Callco has not exercised the Redemption Call Right, Canco shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per share (the “Redemption Price”) equal to the Current Market Price of a RG Share on the last business day prior to the Redemption Date plus the Dividend Amount, which shall be satisfied in full by Canco causing to be delivered to each holder of Exchangeable Shares one RG Share for each Exchangeable Share held by such holder, together with an amount equal to the Dividend Amount.

(2)	In any case of a redemption of Exchangeable Shares under this Section 7, Canco shall, at least 60 days before the Redemption Date (other than a Redemption Date established in connection with a RG Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by Canco or the purchase by Callco under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a RG Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of the redemption by Canco or the purchase by Callco under the Redemption Call Right will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right.

(3)	On or after the Redemption Date and provided that the Redemption Call Right has not been exercised by Callco, Canco shall pay or cause to be paid to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share, upon presentation and surrender at the registered office of Canco or at any office of the Transfer Agent as may be specified by Canco in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the Articles of Canco and such additional documents, instruments and payments as the Transfer Agent and Canco may reasonably require. Payment of the Redemption Price for such Exchangeable Shares shall be made by transferring or causing to be issued or transferred to each holder the RG Shares to which such holder is entitled and by delivering to such holder, on behalf of Canco, written evidence of the book entry issuance in uncertificated form of RG Shares (which shares shall be fully paid and shall be free and clear of any lien, claim or encumbrance), and, if applicable, a cheque of Canco payable at par at any branch of the bankers of Canco in payment of the Dividend Amount, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive the Redemption Price without interest, unless payment of the Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Redemption Price has been paid in the manner hereinbefore provided. Canco shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to transfer or cause to be issued or transferred to, and deposited with, the Agent named in such notice the Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, less any amounts withheld on account of tax required to be deducted and withheld therefrom, such aggregate Redemption Price to be held by the Agent as trustee for and on behalf of, and for the use and benefit of, such holders. Upon the later of such deposit being made and the Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the aggregate Redemption Price for such Exchangeable Shares, without interest, and when received by the Agent, all dividends and other distributions with respect to the RG Shares to which such holder is entitled with a record date after the later of the date of such deposit and the Redemption Date and before the date of transfer of such RG Shares to such holder (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom), against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions.

8.	Purchase for Cancellation

Subject to applicable law, Canco may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares.

9.	Voting Rights

Except as required by applicable law and by Section 13 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of Canco or to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the Exchangeable Shares shall not have class votes except as required by applicable law.

10.	Specified Amount

The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) shall be an amount equal to $    ●    .

11.	Election under Subsection 191.2(1)

Canco shall make an election under subsection 191.2(1) of the Income Tax Act (Canada) in respect of the Exchangeable Shares in the manner and within the time required by such subsection.

12.	Amendment and Approval

(1)	The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

(2)	Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable law shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

13.	Reciprocal Changes, etc. in Respect of RG Shares

(1)	Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that so long as any Exchangeable Shares not owned by RG or its affiliates are outstanding, RG will not without the prior approval of Canco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(2) of these share provisions:

(a)	issue or distribute RG Shares (or securities exchangeable for or convertible into or carrying rights to acquire RG Shares) to the holders of all or substantially all of the then outstanding RG Shares by way of stock dividend or other distribution, other than an issue of RG Shares (or securities exchangeable for or convertible into or carrying rights to acquire RG Shares) to holders of RG Shares (i) who exercise an option to receive dividends in RG Shares (or securities exchangeable for or convertible into or carrying rights to acquire RG Shares) in lieu of receiving cash dividends, or (ii) pursuant to any dividend reinvestment plan or similar arrangement;

(b)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding RG Shares entitling them to subscribe for or to purchase RG Shares (or securities exchangeable for or convertible into or carrying rights to acquire RG Shares); or

(c)	issue or distribute to the holders of all or substantially all of the then outstanding RG Shares:

(i)	shares or securities of RG of any class (other than RG Shares or securities convertible into or exchangeable for or carrying rights to acquire RG Shares);

(ii)	rights, options or warrants other than those referred to in Section 13(1)(b) above;

(iii)	evidence of indebtedness of RG; or

(iv)	assets of RG,

unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares and at least 7 days prior written notice thereof is given to the holders of Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by RG in order to give effect to and to consummate, in furtherance of or otherwise in connection with the transactions contemplated by, and in accordance with, the Plan of Arrangement.

(2)	Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that so long as any Exchangeable Shares not owned by RG or its affiliates are outstanding, RG will not without the prior approval of Canco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(2) of these share provisions:

(a)	subdivide, redivide or change the then outstanding RG Shares into a greater number of RG Shares;

(b)	reduce, combine, consolidate or change the then outstanding RG Shares into a lesser number of RG Shares; or

(c)	reclassify or otherwise change the RG Shares or effect an amalgamation, merger, reorganization or other transaction affecting the RG Shares,

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares and at least 7 days prior written notice is given to the holders of Exchangeable Shares. The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(2) of these share provisions.

(3)	Notwithstanding the foregoing provisions of this Section 13, in the event of an RG Control Transaction:

(a)	in which RG merges or amalgamates with, or in which all or substantially all of the then outstanding RG Shares are acquired by one or more other corporations to which RG is, immediately before such merger, amalgamation or acquisition, related within the meaning of the Income Tax Act (Canada) (otherwise than virtue of a right referred to in paragraph 251(5)(b) thereof);

(b)	which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of the definition of such term in Section 1(1) of the share provisions; and

(c)	in which all or substantially all of the then outstanding RG Shares are converted into or exchanged for shares or rights to receive such shares (the “Other Shares”) of another corporation (the “Other Corporation”) that, immediately after such RG Control Transaction, owns or controls, directly or indirectly, RG;

then all references herein to “RG” shall thereafter be and be deemed to be references to “Other Corporation” and all references herein to “RG Shares” shall thereafter be and be deemed to be references to “Other Shares” (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of shares pursuant to these share provisions or Article 5 of the Plan of Arrangement or exchange of shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the RG Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, option or retraction of such shares pursuant to these share provisions or Article 5 of the Plan of Arrangement, or exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the RG Control Transaction and the RG Control Transaction was completed) without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

14.	Actions by Canco under Support Agreement

(1)	Canco will take all such actions and do all such things as shall be necessary to perform and comply with and to ensure performance and compliance by RG, Callco and Canco with all provisions of the Support Agreement applicable to

RG, Callco and Canco, respectively, in accordance with the terms thereof including taking all such actions and doing all such things as shall be necessary to enforce for the direct benefit of Canco all rights and benefits in favour of Canco under or pursuant to such agreement.

(2)	Canco shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(2) of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a)	adding to the covenants of the other parties to such agreement for the protection of Canco or the holders of the Exchangeable Shares thereunder;

(b)	making such amendments or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c)	making such changes in or corrections to such agreement which, on the advice of counsel to Canco, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

15.	Legend; Call Rights; Withholding Rights

(1)	The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions of the Plan of Arrangement relating to the Liquidation Call Right, the Redemption Call Right and the Change of Law Call Right, the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and automatic exchange thereunder) and the Retraction Call Right.

(2)	Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Callco, and the Change of Law Call Right in favour of RG and Callco, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Callco as therein provided.

(3)	Canco, Callco, RG and the Transfer Agent shall be entitled to deduct and withhold from any dividend, distribution or consideration otherwise payable to any holder of Exchangeable Shares such amounts as Canco, Callco, RG or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or United States tax laws or any provision of provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing Agency. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Canco, Callco, RG and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Canco, Callco, RG or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Canco, Callco, RG or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

16.	Notices

(1)	Any notice, request or other communication to be given to Canco by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by telecopy or by delivery to the registered office of Canco and addressed to the attention of the Secretary of Canco. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by Canco.

(2)	Any presentation and surrender by a holder of Exchangeable Shares to Canco or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of Canco or the retraction or redemption of Exchangeable Shares shall be made by first class mail (postage prepaid) or by delivery to the registered office of Canco or to such office of the Transfer Agent as may be specified by Canco, in each case, addressed to the attention of the Secretary of Canco. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by Canco or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by first class mail (postage prepaid) shall be at the sole risk of the holder mailing the same.

(3)	Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of Canco shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of Canco or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third business day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by Canco pursuant thereto.

(4)	In the event of any interruption of mail service immediately prior to a scheduled mailing or in the period following a mailing during which delivery normally would be expected to occur, Canco shall make reasonable efforts to disseminate any notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which Canco or the Transfer Agent may give or cause to be given hereunder will be deemed to have been properly given and to have been received by holders of Exchangeable Shares if (i) it is given to the TSX for dissemination or (ii) it is published once in the national edition of The Globe and Mail and in the daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the national edition of The Globe and Mail is not being generally circulated, publication thereof will be made in the National Post or any other daily newspaper of general circulation published in the City of Toronto.

Notwithstanding any other provisions of these share provisions, notices, other communications and deliveries need not be mailed if Canco determines that delivery thereof by mail may be delayed. Persons entitled to any deliveries (including certificates and cheques) which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent to which the deliveries were made, upon application to the Transfer Agent, until such time as Canco has determined that delivery by mail will not longer be delayed. Canco will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Section 16(4). Such deliveries in such circumstances will constitute delivery to the persons entitled thereto.

17.	Disclosure of Interests in Exchangeable Shares

Canco shall be entitled to require any holder of an Exchangeable Share or any person who Canco knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to confirm that fact or to give such details as to whom has an interest in such Exchangeable Share as would be required (if the Exchangeable Shares were a class of “equity shares” of Canco) under Section 102.1 of the Securities Act or as would be required under the Articles of RG or any laws or regulations, or pursuant to the rules or regulations of any regulatory Agency, if the Exchangeable Shares were RG Shares.

SCHEDULE A
TO APPENDIX I

RETRACTION REQUEST

[TO BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES]

To:      ●     (“Canco”) and    ●     (“Callco”) and Royal Gold, Inc. (“RG”)

This notice is given pursuant to Section 6 of the provisions (the “Share Provisions”) attaching to the Exchangeable Shares of Canco represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Canco that, subject to the Retraction Call Right referred to below, the undersigned desires to have Canco redeem in accordance with Section 6 of the Share Provisions:

☐  all share(s) represented by this certificate; or

☐                  share(s) only represented by this certificate.

The undersigned hereby notifies Canco that the Retraction Date shall be                      .

NOTE:	The Retraction Date must be a business day and must not be less than 10 business days nor more than 15 business days after the date upon which this notice is received by Canco. If no such business day is specified above, the Retraction Date shall be deemed to be the 15th business day after the date on which this notice is received by Canco.

The undersigned acknowledges the overriding Retraction Call Right of Callco to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 6(3) of the Share Provisions. This Retraction Request, and this offer to sell the Retracted Shares to Callco, may be revoked and withdrawn by the undersigned only by notice in writing given to Canco at any time before the close of business on the business day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Canco is unable to redeem all Retracted Shares, and provided that Callco has not exercised the Retraction Call Right with respect to the Retracted Shares, the Retracted Shares will be automatically exchanged pursuant to the Voting and Exchange Trust Agreement so as to require RG to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Callco, RG and Canco that the undersigned:

is

(select one)

is not

a non-resident of Canada for purposes of the Income Tax Act (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

The undersigned hereby represents and warrants to Callco, RG and Canco that the undersigned is not a person within the United States of America, its territories or possessions or any state thereof, or the District of Columbia (collectively, the “United States”) or a U.S. person (within the meaning of Regulation S under the United States Securities Act of 1933, as amended) and is not making this Retraction Request for the account or benefit of a person within the United States or such a U.S. person.

The undersigned hereby represents and warrants to Callco, RG and Canco that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Callco, RG or Canco, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

Please check box if the certificates for RG Shares and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which such certificates and cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE:	This panel must be completed and this certificate, together with such additional documents and payments (including, without limitation, any applicable Stamp Taxes) as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Canco and the certificates for RG Shares and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities or Cheque(s)
Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:

Signature of Shareholder:

City, Province and Postal Code:

Signature Guaranteed by:

NOTE:	If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of Canco represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of Canco, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

APPENDIX II

TO THE PLAN OF ARRANGEMENT

EFFECT OF PRORATION ON CONSIDERATION

This appendix illustrates eight different illustrative examples for IRC Shareholders, assuming (i) various hypothetical cash and share mixes are elected, and (ii) various hypothetical C$/US$ exchange rates as of the Effective Date, and the proration requirement that ensues.

The illustrative examples are:

	Hypothetical Shareholder	Illustrative Foreign Exchange
Example	Elections Result in	Environment as of the Effective Date

1	Maximum Aggregate Cash Consideration exceeded
2	Maximum Aggregate Number of Shares exceeded	C$ / US$ exchange rate of 1.0588 (the exchange rate on December 14, 2009)
3	Neither Maximum Aggregate Cash Consideration nor Maximum Aggregate Number of Shares are exceeded

4 5	Maximum Aggregate Cash Consideration exceeded Maximum Aggregate Number of Shares exceeded	C$ / US$ exchange rate of 1.03 (hypothetical strengthening of the Canadian dollar relative to the US dollar)

6 7	Maximum Aggregate Cash Consideration exceeded Maximum Aggregate Number of Shares exceeded	C$ / US$ exchange rate of 1.10 (hypothetical weakening of the Canadian dollar relative to the US dollar)

8	Both Maximum Aggregate Cash Consideration and Maximum Aggregate Number of Shares are exceeded	C$ / US$ exchange rate of 0.90 (hypothetical strengthening of the Canadian dollar relative to the US dollar)

As described in section 2.4, in situations where the Maximum Aggregate Cash Consideration and/or the Maximum Aggregate Number of Shares are exceeded:

(i)	if the cash election is above US$350,000,000 but the share election is below 7,750,000, pro ration first is applied using US$350,000,000 as the Maximum Aggregate Cash Consideration, and thus the Maximum Aggregate Number of Shares is 7,040,919;

(ii)	if the share election is above 7,750,000 but the cash election is below US$350,000,000, pro ration first is applied using 7,750,000 as the Maximum Aggregate Number of Shares, and thus the Maximum Aggregate Cash Consideration is US$313,985,761;

(iii)	if the cash election is above US$350,000,000 and the share election is above 7,750,000, the Maximum Number of Shares shall be the mid-point between 7,750,000 and 7,040,919, which is 7,395,459, and the corresponding Maximum Aggregate Cash Consideration shall thus be US$331,992,888 (calculated as shown below):

US$331,992,888 = US$350,000,000 − [(7,750,000 + 7,040,919) ÷ 2 − 7,040,919] x US$50.79.

Illustrative Proration Example 1

In this illustrative example, we consider four hypothetical groups of shareholders, each making a different election decision.

	% Cash	% Shares	Shares in Group

Group A	100%	0%	45,565,856
Group B	80%	20%	25,000,000
Group C	40%	60%	5,000,000
Group D	0%	100%	25,000,000

Total — Diluted Shares			100,565,856

After adding up all four groups, we find the following total elections. An exchange rate of 1.0588 Canadian dollars per US dollar is assumed.

Total IRC Shares
Under Cash Election:	67,565,856	x	C$7.45	=	C$503,365,627	=	US$475,411,435

Total IRC Shares
Under Stock Election:	33,000,000		times		0.1385 x	=	4,570,500 Shares

Total	100,565,856

In this case, the Maximum Aggregate Cash Consideration is exceeded.

We then apply proration under section 2.4 to determine the deemed election percentage for each group of shareholders. To bring the aggregate cash election back to the maximum cap, each cash election must be multiplied by a fraction whose numerator is the Maximum Aggregate Cash Consideration (in this example US$350 million) and whose denominator is the US dollar equivalent of the aggregate cash election (in this example C$503,365,627 divided by 1.0588, or US$475,411,435)

US$	350,000,000

US$	475,411,435	=	0.7362044208	or	73.6%

So IRC shareholders who elect 100% cash would be deemed to have elected 100% times 73.6%, or 73.6% cash. Those who elected 80% cash would be deemed to have elected 80% times 73.6%, or 58.9% cash. Those who elected 40% cash would receive 40% times 73.6%, or 29.4% cash. Those who elected all shares would not be subject to the proration and would receive their election. For each IRC shareholder group whose cash election has been adjusted downward by the proration, the group’s share election would increase commensurately, i.e., the deemed share election for each respective group becomes 1 minus that group’s deemed cash election percentage, as shown below.

	Deemed Election
	(Per Proration)		Aggregate Elections After Proration
	% Cash	% Shares	Cash		Shares

Group A	73.6%	26.4%	US$	236,037,113	1,664,780
Group B	58.9%	41.1%	US$	103,602,624	1,423,214
Group C	29.4%	70.6%	US$	10,360,262	488,571
Group D	0.0%	100.0%		$0	3,462,500

Total			US$	350,000,000	7,039,065
Per Share			US$	3.48	0.0700 x

Each group of shareholders would get, for each 100 IRC Shares owned, the following:

	Per 100 IRC Shares
	Cash		Shares

Group A	C$	548.47	3.65
Group B	C$	438.78	5.69
Group C	C$	219.39	9.77
Group D	C$	0.00	13.85

E-63.1

Illustrative Proration Example 2

In this illustrative example, we consider four hypothetical groups of shareholders, each making a different election decision.

	% Cash	% Shares	Shares in Group

Group A	100%	0%	20,565,856
Group B	80%	20%	25,000,000
Group C	40%	60%	5,000,000
Group D	0%	100%	50,000,000

Total — Diluted Shares			100,565,856

After adding up all four groups, we find the following total elections. An exchange rate of 1.0588 Canadian dollars per US dollar is assumed.

Total IRC Shares
Under Cash Election:	42,565,856	x	C$7.45	=	C$317,115,627	=	US$299,504,748

Total IRC Shares
Under Stock Election:	58,000,000		times		0.1385 x	=	8,033,000 Shares

Total	100,565,856

In this case, the Maximum Aggregate Number of Shares is exceeded.

We then apply proration under section 2.4 to determine the deemed election percentage for each group of shareholders. To bring the aggregate share election back to the maximum cap, the same proration mechanic applies. Each share election must be multiplied by a fraction whose numerator is the Maximum Aggregate Number of Shares (in this example 7,750,000) and whose denominator is the aggregate share election, or 8,033,000 shares.

7,750,000

8,033,000	=	0.9647703224	or	96.5%

So IRC shareholders who elect 100% shares would be deemed to have elected 100% times 96.5%, or 96.5% shares. Those who elected 60% shares would be deemed to have elected 60% times 96.5%, or 57.9% shares. Those who elected 20% shares would receive 20% times 96.5%, or 19.3% shares. Those who elected all cash would not be subject to the proration and would receive their election. For each IRC shareholder group whose share election has been adjusted downward by the proration, the group’s cash election would increase commensurately, i.e., the deemed cash election for each respective group becomes 1 minus that group’s deemed share election percentage, as shown below.

	Deemed Election
	(Per Proration)		Aggregate Elections After Proration
	% Cash	% Shares	Cash		Shares

Group A	100.0%	0.0%	US$	144,706,864	—
Group B	80.7%	19.3%	US$	141,964,777	668,103
Group C	42.1%	57.9%	US$	14,816,191	400,862
Group D	3.5%	96.5%	US$	12,394,272	6,681,034

Total			US$	313,882,103	7,750,000
Per Share			US$	3.12	0.0771 x

Each group of shareholders would get, for each 100 IRC Shares owned, the following:

	Per 100 IRC Shares
	Cash		Shares

Group A	C$	745.00	—
Group B	C$	601.25	2.67
Group C	C$	313.75	8.02
Group D	C$	26.25	13.36

Illustrative No-Proration Example 3

In this illustrative example, we consider four hypothetical groups of shareholders, each making a different election decision.

	% Cash	% Shares	Shares in Group

Group A	100%	0%	26,565,856
Group B	80%	20%	25,000,000
Group C	40%	60%	5,000,000
Group D	0%	100%	44,000,000

Total — Diluted Shares			100,565,856

After adding up all four groups, we find the following total elections. An exchange rate of 1.0588 Canadian dollars per US dollar is assumed.

Total IRC Shares
Under Cash Election:	48,565,856	x	C$7.45	=	C$361,815,627	=	US$341,722,353

Total IRC Shares
Under Stock Election:	52,000,000		times		0.1385 x	=	7,202,000 Shares

Total	100,565,856

In this case, neither the Maximum Aggregate Cash Consideration nor the Maximum Aggregate Number of Shares are exceeded, so no proration is required,

Each group of shareholders receives cash and/or shares per their election.

	Deemed Election
	(Per Proration)		Aggregate Elections After Proration
	% Cash	% Shares	Cash		Shares

Group A	100.0%	0.0%	US$	186,924,468	—
Group B	80.0%	20.0%	US$	140,725,349	692,500
Group C	40.0%	60.0%	US$	14,072,535	415,500
Group D	0.0%	100.0%	US$	0	6,094,000

Total			US$	341,722,353	7,202,000
Per Share			US$	3.40	0.0716 x

Each group of shareholders would get, for each 100 IRC Shares owned, the following:

	Per 100 IRC Shares
	Cash		Shares

Group A	C$	745.00	—
Group B	C$	596.00	2.77
Group C	C$	298.00	8.31
Group D	C$	0.00	13.85

Illustrative Proration Example 4

In this illustrative example, we consider four hypothetical groups of shareholders, each making a different election decision.

	% Cash	% Shares	Shares in Group

Group A	100%	0%	45,565,856
Group B	80%	20%	25,000,000
Group C	40%	60%	5,000,000
Group D	0%	100%	25,000,000

Total — Diluted Shares			100,565,856

After adding up all four groups, we find the following total elections. However, in this example an exchange rate of 1.03 Canadian dollars per US dollar is assumed.

Total IRC Shares
Under Cash Election:	67,565,856	x	C$7.45	=	C$503,365,627	=	US$488,704,492

Total IRC Shares
Under Stock Election:	33,000,000		times		0.1385 x	=	4,570,500 Shares

Total	100,565,856

In this case, the Maximum Aggregate Cash Consideration is exceeded.

We then apply proration under section 2.4 to determine the deemed election percentage for each group of shareholders. To bring the aggregate cash election back to the maximum cap, each cash election must be multiplied by a fraction whose numerator is the Maximum Aggregate Cash Consideration (in this example US$350 million) and whose denominator is the US dollar equivalent of the aggregate cash election (in this example C$503,365,627 divided by 1.03, or US$488,704,492)

US$	350,000,000

US$	488,704,492	=	0.7161792155	or	71.6%

So IRC shareholders who elect 100% cash would be deemed to have elected 100% times 71.6%, or 71.6% cash. Those who elected 80% cash would be deemed to have elected 80% times 71.6%, or 57.3% cash. Those who elected 40% cash would receive 40% times 71.6%, or 28.6% cash. Those who elected all shares would not be subject to the proration and would receive their election. For each IRC shareholder group whose cash election has been adjusted downward by the proration, the group’s share election would increase commensurately, i.e., the deemed share election for each respective group becomes 1 minus that group’s deemed cash election percentage, as shown below.

	Deemed Election		Aggregate Elections
	(Per Proration)		After First Proration
	% Cash	% Shares	Cash		Shares

Group A	71.6%	28.4%	US$	236,037,113	1,791,156
Group B	57.3%	42.7%	US$	103,602,624	1,478,684
Group C	28.6%	71.4%	US$	10,360,262	494,118
Group D	0%	100%		$0	3,462,500

Total			US$	350,000,000	7,226,459

Application of this first step of proration results in total consideration of the Maximum Aggregate Cash Consideration of US$350 million and 7,226,459 shares, which is 185,540 more shares than the Maximum Aggregate Number of Shares of 7,040,919 if cash consideration is US$350,000,000, so further proration is required to adjust shares downwards by 185,540 to the Maximum Aggregate Number of Shares.

Shareholder groups that elected for 100% shares, and as such did not contribute to the exceeding of the Maximum Aggregate Cash Consideration, are not subject to proration and would receive their election (3,462,500 shares in the case of Group D). Each IRC shareholder group having made a cash election whose cash election has been adjusted down would be entitled to their pro rata portion of shares based on their Deemed Share Consideration Elected Percentage, subject to (i) the Maximum Aggregate Number of Shares and (ii) shares already allocated to shareholder groups having made an election for 100% shares (therefore, the shares to be distributed pro rata to Groups A, B and C is 3,578,419 shares, calculated as the applicable maximum of 7,040,919 shares minus the 3,462,500 shares allocated to Group D).

	Aggregate Elections After Proration
	Cash		Shares

Group A	US$	236,037,113	1,702,864
Group B	US$	103,602,624	1,405,794
Group C	US$	10,360,262	469,761
Group D		$0	3,462,500

Total	US$	350,000,000	7,040,919
Per Share	US$	3.48	0.0700 x

Each group of shareholders would get, for each 100 IRC Shares owned, the following:

	Per 100 IRC Shares
	Cash		Shares

Group A	C$	533.55	3.74
Group B	C$	426.84	5.62
Group C	C$	213.42	9.40
Group D	C$	0.00	13.85

Illustrative Proration Example 5

In this illustrative example, we consider four hypothetical groups of shareholders, each making a different election decision.

	% Cash	% Shares	Shares in Group

Group A	100%	0%	20,565,856
Group B	80%	20%	25,000,000
Group C	40%	60%	5,000,000
Group D	0%	100%	50,000,000

Total — Diluted Shares			100,565,856

After adding up all four groups, we find the following total elections. However, in this example an exchange rate of 1.03 Canadian dollars per US dollar is assumed.

Total IRC Shares
Under Cash Election:	42,565,856	x	C$7.45	=	C$317,115,627	=	US$307,879,250

Total IRC Shares
Under Stock Election:	58,000,000		times		0.1385 x	=	8,033,000 Shares

Total	100,565,856

In this case, the Maximum Aggregate Number of Shares is exceeded.

We then apply proration under section 2.4 to determine the deemed election percentage for each group of shareholders. To bring the aggregate share election back to the maximum cap, the same proration mechanic applies. Each share election must be multiplied by a fraction whose numerator is the 7,750,000 share cap and whose denominator is the aggregate share election, or 8,033,000 shares.

7,750,000

8,033,000	=	0.9647703224	or	96.5%

So IRC shareholders who elect 100% shares would be deemed to have elected 100% times 96.5%, or 96.5% shares. Those who elected 60% shares would be deemed to have elected 60% times 96.5%, or 57.9% shares. Those who elected 20% shares would receive 20% times 96.5%, or 19.3% shares. Those who elected all cash would not be subject to the proration and would receive their election. For each IRC shareholder group whose share election has been adjusted downward by the proration, the group’s cash election would increase commensurately, i.e., the deemed cash election for each respective group becomes 1 minus that group’s deemed share election percentage, as shown below.

	Deemed Election		Aggregate Elections
	(Per Proration)		After First Proration
	% Cash	% Shares	Cash		Shares

Group A	100.0%	0.0%	US$	148,753,036	—
Group B	80.7%	19.3%	US$	145,934,277	668,103
Group C	42.1%	57.9%	US$	15,230,469	400,862
Group D	3.5%	96.5%	US$	12,740,830	6,681,034

Total			US$	322,658,613	7,750,000

Application of this first step of proration results in total consideration of the Maximum Aggregate Number of Shares of 7,750,000 and US$322,658,613, which is US$8,672,852 more than the Maximum Aggregate Cash Consideration of US$313,985,761 if share election is 7,750,000, so further proration is required to adjust cash downwards by US$8,672,852 to the Maximum Aggregate Cash Consideration.

Shareholder groups that elected for 100% cash, and as such did not contribute to the exceeding of the Maximum Aggregate Number of Shares, are not subject to proration and would receive their election (US$148,753,036 in the case of Group A). Each IRC shareholder group having made a share election whose share election has been adjusted down would be entitled to their pro rata portion of cash based on their Deemed Cash Consideration Elected Percentage, subject to (i) the Maximum Aggregate Cash Consideration and (ii) cash already allocated to shareholder groups having made an election for 100% cash (therefore, the cash to be distributed pro rata to Groups B, C and D is US$165,232,725, calculated as the applicable maximum of US$313,985,761 minus the US$148,753,036 allocated to Group A).

	Aggregate Elections After Proration
	Cash		Shares

Group A	US$	148,753,036	—
Group B	US$	138,656,383	668,103
Group C	US$	14,470,910	400,862
Group D	US$	12,105,432	6,681,034

Total	US$	313,985,761	7,750,000
Per Share	US$	3.12	0.0771 x

Each group of shareholders would get, for each 100 IRC Shares owned, the following:

	Per 100 IRC Shares
	Cash		Shares

Group A	C$	745.00	—
Group B	C$	571.26	2.67
Group C	C$	298.10	8.02
Group D	C$	24.94	13.36

Illustrative Proration Example 6

In this illustrative example, we consider four hypothetical groups of shareholders, each making a different election decision.

	% Cash	% Shares	Shares in Group

Group A	100%	0%	45,565,856
Group B	80%	20%	25,000,000
Group C	40%	60%	5,000,000
Group D	0%	100%	25,000,000

Total — Diluted Shares			100,565,856

After adding up all four groups, we find the following total elections. However, in this example an exchange rate of 1.10 Canadian dollars per US dollar is assumed.

Total IRC Shares
Under Cash Election:	67,565,856	x	C$7.45	=	C$503,365,627	=	US$457,605,116

Total IRC Shares
Under Stock Election:	33,000,000		times		0.1385 x	=	4,570,500 Shares

Total	100,565,856

In this case, the Maximum Aggregate Cash Consideration is exceeded.

We then apply proration under section 2.4 to determine the deemed election percentage for each group of shareholders. To bring the aggregate cash election back to the maximum cap, each cash election must be multiplied by a fraction whose numerator is the US dollar cap (in this example, US$350 million) and whose denominator is the US dollar equivalent of the aggregate cash election (in this example C$503,365,627 divided by 1.10, or US$457,605,116).

US$	350,000,000

US$	457,605,116	=	0.7648515894	or	76.5%

So IRC shareholders who elect 100% cash would be deemed to have elected 100% times 76.5%, or 76.5% cash. Those who elected 80% cash would be deemed to have elected 80% times 76.5%, or 61.2% cash. Those who elected 40% cash would receive 40% times 76.5%, or 30.6% cash. Those who elected all shares would not be subject to the proration and would receive their election. For each IRC shareholder group whose cash election has been adjusted downward by the proration, the group’s share election would increase commensurately, i.e., the deemed share election for each respective group becomes 1 minus that group’s deemed cash election percentage, as shown below.

	Deemed Election
	(Per Proration)		Aggregate Elections After Proration
	% Cash	% Shares	Cash		Shares

Group A	76.5%	23.5%	US$	236,037,113	1,483,991
Group B	61.2%	38.8%	US$	103,602,624	1,343,861
Group C	30.6%	69.4%	US$	10,360,262	480,636
Group D	0.0%	100.0%		$0	3,462,500

Total			US$	350,000,000	6,770,989
Per Share			US$	3.48	0.0673 x

Each group of shareholders would get, for each 100 IRC Shares owned, the following:

	Per 100 IRC Shares
	Cash		Shares

Group A	C$	569.81	3.26
Group B	C$	455.85	5.38
Group C	C$	227.93	9.61
Group D	C$	0.00	13.85

Illustrative Proration Example 7

In this illustrative example, we consider four hypothetical groups of shareholders, each making a different election decision.

	% Cash	% Shares	Shares in Group

Group A	100%	0%	20,565,856
Group B	80%	20%	25,000,000
Group C	40%	60%	5,000,000
Group D	0%	100%	50,000,000

Total — Diluted Shares			100,565,856

After adding up all four groups, we find the following total elections. However, in this example an exchange rate of 1.10 Canadian dollars per US dollar is assumed.

Total IRC Shares
Under Cash Election:	42,565,856	x	C$7.45	=	C$317,115,627	=	US$288,286,934

Total IRC Shares
Under Stock Election:	58,000,000		times		0.1385 x	=	8,033,000 Shares

Total	100,565,856

In this case, the Maximum Aggregate Number of Shares is exceeded.

We then apply proration under section 2.4 to determine the deemed election percentage for each group of shareholders. To bring the aggregate share election back to the maximum cap, the same proration mechanic applies. Each share election must be multiplied by a fraction whose numerator is the 7,750,000 share cap and whose denominator is the aggregate share election, or 8,033,000 shares.

7,750,000

8,033,000	=	0.9647703224	or	96.5%

So IRC shareholders who elect 100% shares would be deemed to have elected 100% times 96.5%, or 96.5% shares. Those who elected 60% shares would be deemed to have elected 60% times 96.5%, or 57.9% shares. Those who elected 20% shares would receive 20% times 96.5%, or 19.3% shares. Those who elected all cash would not be subject to the proration and would receive their election. For each IRC shareholder group whose share election has been adjusted downward by the proration, the group’s cash election would increase commensurately, i.e., the deemed cash election for each respective group becomes 1 minus that group’s deemed share election percentage, as shown below.

	Deemed Election
	(Per Proration)		Aggregate Elections After Proration
	% Cash	% Shares	Cash		Shares

Group A	100.0%	0.0%	US$	139,286,934	—
Group B	80.7%	19.3%	US$	136,647,550	668,103
Group C	42.1%	57.9%	US$	14,261,258	400,862
Group D	3.5%	96.5%	US$	11,930,050	6,681,034

Total			US$	302,125,792	7,750,000
Per Share			US$	3.00	0.0771 x

Each group of shareholders would get, for each 100 IRC Shares owned, the following:

	Per 100 IRC Shares
	Cash		Shares

Group A	C$	745.00	—
Group B	C$	601.25	2.67
Group C	C$	313.75	8.02
Group D	C$	26.25	13.36

Illustrative Proration Example 8

In this illustrative example, we consider four hypothetical groups of shareholders, each making a different election decision.

	% Cash	% Shares	Shares in Group

Group A	100%	0%	20,565,856
Group B	80%	20%	25,000,000
Group C	40%	60%	5,000,000
Group D	0%	100%	50,000,000

Total — Diluted Shares			100,565,856

After adding up all four groups, we find the following total elections. An exchange rate of 0.9000 Canadian dollars per US dollar is assumed.

Total IRC Shares
Under Cash Election:	42,565,856	x	C$7.45	=	C$317,115,627	=	US$352,350,697

Total IRC Shares
Under Stock Election:	58,000,000		times		0.1385 x	=	8,033,000 Shares

Total	100,565,856

In this case, both the Maximum Aggregate Cash Consideration and the Maximum Aggregate Number of Shares are exceeded.

In this example, the Maximum Aggregate Number of Shares is set at 7,395,459 and the Maximum Aggregate Cash Consideration is set at US$331,992,888. Each group of shareholders receives their initial election of cash, if any, multiplied by a fraction, the numerator of which is US$331,992,888 and the denominator of which is the US dollar equivalent of the aggregate amount of Cash Consideration elected by shareholders. Each group of shareholders will also receive their initial election of shares, if any, multiplied by a fraction, the numerator of which is 7,395,459 and the denominator of which is the aggregate amount of RG Shares and Exchangeable Shares elected by shareholders.

	Aggregate Elections After Proration
	Cash		Shares

Group A	US$	160,403,633	—
Group B	US$	155,990,232	637,540
Group C	US$	15,599,023	382,524
Group D		$0	6,375,396

Total	US$	331,992,888	7,395,459
Per Share	US$	3.30	0.0735 x

Each group of shareholders would get, for each 100 IRC Shares owned, the following:

	Per 100 IRC Shares
	Cash		Shares

Group A	C$	701.96	—
Group B	C$	561.56	2.55
Group C	C$	280.78	7.65
Group D	C$	0.00	12.75

SCHEDULE C

MUTUAL CONDITIONS

The respective obligations of Target and Acquireco and Canco to complete the Arrangement shall be subject to the satisfaction, on or before the Outside Date, of the following conditions, each of which may be waived only by the written mutual consent of Target and Acquireco:

(a)	the Arrangement, with or without amendment, shall have been approved at the Target Special Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this agreement, and shall not have been set aside or modified in a manner unacceptable to Target and Acquireco, acting reasonably, on appeal or otherwise;

(c)	the Acquireco Shares and Exchangeable Shares, issuable to the Target Shareholders pursuant to the Arrangement, shall have been approved for listing on the NASDAQ, subject to official notice of issuance, and conditionally approved for listing on the TSX, respectively;

(d)	there shall not be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Target or Acquireco from consummating the Arrangement and such applicable Law (if applicable) continues to be in effect through the Outside Date;

(e)	this agreement shall not have been terminated in accordance with its terms; and

(f)	the distribution of the Acquireco Shares and the Exchangeable Shares pursuant to the Arrangement and the first trade thereof shall be exempt from the prospectus and registration requirements of applicable Law either by virtue of exemptive relief from the applicable securities regulatory authorities or by virtue of applicable exemptions under applicable Law and shall not be subject to resale restrictions under applicable Law.

SCHEDULE D

CONDITIONS IN FAVOUR OF TARGET

The obligations of Target to complete the Transactions shall also be subject to the satisfaction, on or before the Outside Date, of the following conditions, each of which is for the exclusive benefit of Target and may be waived, in whole or in part, by Target in its sole discretion:

(a)	neither Acquireco nor Canco shall have failed to perform any of the obligations to be performed by it under this agreement on or prior to the Effective Time or, in the event of any failure, such failure is not Materially Adverse to Acquireco and its Subsidiaries, taken as a whole;

(b)	all waivers, consents, permits, orders and approvals of any Agency (including the Regulatory Approvals), and the expiry of any waiting periods (whether regulatory or contractual), the failure of which to obtain or receive, or the non-expiry of which, would or would reasonably be expected to be Materially Adverse to Target or Acquireco and their respective Subsidiaries, in each case taken as a whole, shall have been obtained, or received or shall have expired, as the case may be, and such waivers, consents, permits, orders and approvals shall be on terms that are not Materially Adverse to Target or Acquireco and their respective Subsidiaries, in each case taken as a whole;

(c)	the representations and warranties of Acquireco and Canco under this agreement shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct would not reasonably be expected to be Materially Adverse to Acquireco and its Subsidiaries, taken as a whole, (provided that the representations and warranties of Acquireco and Canco in Section 5.C and paragraph (u) of Schedule G shall be true and correct in all respects) and Target shall have received a certificate of each of Acquireco and Canco addressed to Target and dated the Effective Date, signed on behalf of Acquireco by a senior officer of Acquireco (on Acquireco’s behalf and without personal liability), and signed on behalf of Canco by a senior officer of Canco (on Canco’s behalf and without personal liability) confirming the same as at the Effective Date;

(d)	there shall not have occurred, since the date of this agreement, any event, change, effect or development that individually or in the aggregate, has had a Materially Adverse effect on Acquireco and its Subsidiaries, taken as a whole; and

(e)	at the Effective Time Canco is a “taxable Canadian corporation” and not a “mutual fund corporation,” each within the meaning of the ITA.

SCHEDULE E

CONDITIONS IN FAVOUR OF ACQUIRECO AND CANCO

The obligations of Acquireco to complete the Transactions shall also be subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of Acquireco and Canco and may be waived, in whole or in part, by Acquireco and Canco in their sole discretion:

(a)	Target shall not have failed to perform any of the obligations to be performed by it under this agreement on or prior to the Effective Date or, in the event of any failure, such failure is not Materially Adverse to Target and its Subsidiaries, taken as a whole;

(b)	the representations and warranties of Target under this agreement shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct would not reasonably be expected to be Materially Adverse to Target and its Subsidiaries, taken as a whole, and Acquireco and Canco shall have received a certificate of Target addressed to Acquireco and Canco and dated the Effective Date, signed on behalf of Target by a senior officer of Target (on Target’s behalf and without personal liability) confirming the same as at the Effective Date;

(c)	there shall not have been delivered and not withdrawn notices of dissent with respect to the Arrangement in respect of more than 15% of the Target Shares;

(d)	there shall not have occurred, since the date of this agreement, any event, change, effect or development that individually or in the aggregate, has had a Materially Adverse effect on Target and its Subsidiaries, taken as a whole;

(e)	all waivers, consents, permits, orders and approvals of any Agency (including the Regulatory Approvals), and the expiry of any waiting periods (whether regulatory or contractual), the failure of which to obtain or receive, or the non-expiry of which, would or would reasonably be expected to be Materially Adverse to Target or Acquireco and their respective Subsidiaries, in each case taken as a whole, shall have been obtained, or received or shall have expired, as the case may be, and such waivers, consents, permits, orders and approvals shall be on terms that are not Materially Adverse to Target or Acquireco and their respective Subsidiaries, in each case taken as a whole; and

(f)	the Debentureholders shall have provided approval under the Target Trust Indenture to the consummation of the Arrangement and no event of default shall have occurred under the Target Trust Indenture prior to, or be occurring as of, the Effective Time.

SCHEDULE F

REPRESENTATIONS AND WARRANTIES OF TARGET

Target represents and warrants to Acquireco as follows (and acknowledges that Acquireco is relying on such representations and warranties in entering into this agreement and completing the Transactions):

(a)	Organization, Standing and Corporate Power. Each of Target and each of its Subsidiaries is a corporation, partnership or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite power and authority to own its assets and conduct its business as currently owned and conducted. Each of Target and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary. Target has made available for review by Acquireco complete and correct copies of its Articles of Continuance and By-Laws and the certificates of incorporation and bylaws or comparable organization documents of the Subsidiaries of Target, in each case as amended to the date of this agreement. Target is not in violation of any provision of its Articles of Continuance or By-Laws, and no Subsidiary of Target is in violation of any provisions of its certificate of incorporation, by-laws or comparable organizational documents.

(b)	Target Subsidiaries. Section (b) of the Target Disclosure Statement lists each Subsidiary of Target and the ownership or interest therein of Target. All the outstanding shares of capital stock of each such Subsidiary have been validly issued and are fully paid and non-assessable and, except as set forth in Section (b) of the Target Disclosure Statement, are owned by Target, by another Subsidiary of Target or by Target and another Subsidiary of Target, free and clear of all pledges, claims, liens, charges, mortgages, deeds of trust, net profit interests, net smelter returns, royalties, overriding royalty interests, other payments out of production, other burdens, security interests and other encumbrances of any kind or nature whatsoever held by third parties (collectively, “Liens”). Except for the capital stock of the Subsidiaries of Target and except for the ownership interests set forth in Section (b) of the Target Disclosure Statement, Target does not own, directly or indirectly, any capital stock or other ownership interest.

(c)	Capitalization. The authorized capital (the “Authorized Capital”) and issued capital of Target is as set out in the recitals to this agreement. Except as set forth above, there are no shares of capital stock or other voting securities of Target issued, reserved for issuance or outstanding. Except as set forth in Section (c) of the Target Disclosure Statement, there are not any bonds, debentures, notes or other indebtedness of Target having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Target must vote. Except as set forth above and except as set forth in Section (c) of the Target Disclosure Statement, as of the date of this agreement, there are not any options, warrants, puts, calls, rights, commitments, agreements, arrangements or undertakings of any kind (collectively, “Options”) to which Target or any of its Subsidiaries is a party or by which any of them is bound relating to the issued or unissued capital stock of Target or any of its Subsidiaries, or obligating Target or any of its Subsidiaries to issue, transfer, grant, sell or pay for or repurchase any shares of capital stock or other equity interests in, or securities convertible or exchangeable for any capital stock or other equity interests in, Target or any of its Subsidiaries or obligating Target or any of its Subsidiaries to issue, grant, extend or enter into any such Options. All shares of Target’s capital stock that are subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The issuance and sale of all of the shares of capital stock described in this Section (c) of Schedule F have been in compliance with all Laws. Target has previously provided Acquireco with a schedule setting forth the names of, and the number of shares of each class (including the number of shares issuable upon exercise of Target Options and the exercise price and vesting schedule with respect thereto) and the number of options held by, all holders of Target Options. Section (c) of the Target Disclosure Statement sets forth the average exercise price for outstanding Target Options. Except as set forth in Section (c) of the Target Disclosure Statement, Target has not agreed to register any securities under any securities Laws or granted registration rights to any person or entity; copies of all such agreements have previously been made available to Acquireco. Except as set forth above and in Section (c) of the Target Disclosure Statement, as of the date of this agreement, there are not any outstanding contractual obligations or other requirements of Target or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Target or any of its Subsidiaries, or provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Target or any other person. Without limiting the generality of the foregoing, there are no stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Target or any of its Subsidiaries.

(d)	Authority; Non-Contravention.

(i)	Target has all requisite corporate power and corporate authority to enter into this agreement and, subject to the Target Securityholder Approval, to consummate the Transactions and to perform its obligations under this agreement. On December 16, 2009, the board of directors of Target unanimously approved this agreement and the Transactions and resolved to recommend to Target Shareholders that Target Shareholders give the Target Securityholder Approval. The execution and delivery of this agreement by Target and the consummation by Target of the Transactions have been duly authorized by all necessary corporate action on the part of Target, subject to the Target Securityholder Approval. No other corporate proceedings on the part of Target or any of its Subsidiaries are necessary to authorize this agreement, the performance by Target of its obligations under this agreement and, subject to the Target Securityholder Approval, the Transactions. This agreement has been duly executed and delivered by Target and constitutes a valid and binding obligation of Target, enforceable by Acquireco against Target and each of its Subsidiaries in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally. The execution and delivery of this agreement does not, and the consummation of the Transactions and compliance with the provisions of this agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of first refusal, consent, termination, buyback, purchase, cancellation or acceleration of any obligation or to loss of any property, rights or benefits under, or result in the imposition of any additional obligation under, or result in the creation of any Lien upon any of the properties or assets of Target or any of its Subsidiaries under, (i) the Articles of Continuance or By-Laws of Target or the comparable organization documents of any of its Subsidiaries; (ii) any contract, royalty, instrument, permit, concession, franchise, license, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, arrangement or understanding whether oral or written (a “Contract”), to which Target or any of its Subsidiaries is a party or by which any of them or their respective properties or assets is bound or affected, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Law applicable to Target or any of its Subsidiaries or their respective properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Agency, is required by or with respect to Target or any of its Subsidiaries in connection with the execution and delivery of this agreement by Target or the consummation by Target of the Transactions, except for (i) the filing with the applicable securities regulatory Agencies of the Target Circular, (ii) any approvals required by the Interim Order and the Final Order, (iii) filings with the Director under the CBCA and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings as are set forth in Section (d) of the Target Disclosure Statement.

(ii)	Each of Target and its Subsidiaries possesses all certificates, franchises, licenses, permits, grants, easements, covenants, certificates, orders, authorizations and approvals issued to or granted by Agencies or other third parties (collectively, “Permits”) necessary to conduct its business as such business is currently conducted or is expected to be conducted following completion of the Transaction, except where the failure to possess such Permits would not be Materially Adverse to the Target and its Subsidiaries. Except as set forth in Section (d) of the Target Disclosure Statement, (i) all such Permits are validly held by Target or its Subsidiaries, and Target and its Subsidiaries have complied in all respects with all terms and conditions thereof, (ii) none of such Permits will be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this agreement or the consummation of the Transactions, and (iii) since December 31, 2008, neither Target nor any of its Subsidiaries has received any written notice, notice of violation or probable violation, notice of revocation, or other written communication from or on behalf of any Agency, alleging (A) any violation of such Permit, or (B) that Target or any of its Subsidiaries requires any Permit required for its business as such business is currently conducted, that is not currently held by it.

(e)	Publicly Filed Documents; Undisclosed Liabilities. Target has filed all required reports, schedules, forms, statements and other documents (including documents incorporated by reference) with the applicable security regulatory Agencies since January 1, 2006 (the “Target Public Disclosure Documents”). As of its date, each Target Public Disclosure Document complied in all material respects with the requirements of all applicable securities Law. None of the Target Public Disclosure Documents, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified or superseded by a later-filed Target Public Disclosure Document. The consolidated financial statements of Target included in the Target Public Disclosure Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the applicable securities regulatory Agencies with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Target as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except (i) as and to the extent disclosed, reflected or reserved against on the balance sheet or the notes thereto of Target as of December 31, 2008 included in the Filed Target Public Disclosure Documents, as incurred after the date thereof in the ordinary course of business consistent with past practice and prohibited by this agreement or (ii) as set forth in Section (e) of the Target Disclosure Statement, Target does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that, individually or in the aggregate, have had or would reasonably be expected to have a Materially Adverse effect on Target and its Subsidiaries, taken as a whole. Except as set forth in Section (e) of the Target Disclosure Statement, none of Target or its Subsidiaries is subject to the informational reporting requirements of, or required to file any form or other document with, any securities regulatory Agency (including any stock exchange).

(f)	Information Supplied. None of the information supplied or to be supplied by Target or its Subsidiaries for inclusion or incorporation by reference in the Target Circular or any other filings relating to the Transactions will, at the date the Target Circular is first mailed to Target Securityholders, or at the time of the Target Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading. The Target Circular will comply as to form in all material respects with the requirements of applicable securities Law, except that no representation or warranty is made by Target with respect to statements made or incorporated by reference therein based on information supplied by Acquireco for inclusion or incorporation by reference in the Target Circular.

(g)	Absence of Certain Changes or Events. Except as disclosed in the Target Public Disclosure Documents filed and publicly available prior to the date of this agreement (the “Filed Target Public Disclosure Documents”), since January 1, 2009, Target has conducted, and caused each of its Subsidiaries to conduct, its business only in the ordinary course and:

(i)	there has not been any event, change, effect or development (including any decision to implement such a change made by the board of directors of Target or any of its Subsidiaries in respect of which senior management believes that confirmation of the board of directors is probable), which, individually or in the aggregate, has had, or would reasonably be expected to have, a Materially Adverse effect on Target and its Subsidiaries, taken as a whole;

(ii)	there has not been, except for regular annual dividends not in excess of $0.04 per Target Share, with customary record and payment dates, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Target Shares;

(iii)	there has not been any split, combination or reclassification of any Authorized Capital of Target or any issuance or the authorization of any issuance of any other securities in exchange or in substitution for shares of Authorized Capital of Target;

(iv)	there has not been, except as disclosed in Section (g) of the Target Disclosure Statement, (A) any granting by Target or any of its Subsidiaries to any officer of Target or any of its Subsidiaries of any increase in or acceleration of compensation, (B) any granting by Target or any of its Subsidiaries to any such officer of any increase in severance or termination pay, or (C) any entry by Target or any of its Subsidiaries into any employment, severance or termination agreement with any such officer;

(v)	there has not been any change in accounting methods, principles or practices by Target or any of its Subsidiaries materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP or as set forth in Section (g) of the Target Disclosure Statement;

(vi)	neither Target nor any of its Subsidiaries has engaged in any action which, if done after the date of this agreement, would violate Section 5(a) of this agreement, except as set forth in Section (g) of the Target Disclosure Statement; and

(vii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) that is Materially Adverse to Target and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice, except as set forth in Section (g) of the Target Disclosure Statement.

(h)	Disclosure. Target has not failed to disclose to Acquireco in writing any information known to Target regarding any event, circumstance or action taken or failed to be taken that is Materially Adverse to Target and its Subsidiaries, taken as a whole. Without limiting the generality of the foregoing, except as has been disclosed in Section (h) of the Target Disclosure Statement:

(i)	there are no severance and employment agreements with respect to current or former employees of Target or any of its Subsidiaries or any bonus or incentive arrangements with respect to such employees that may require payments as a result of the Transactions;

(ii)	Target and its Subsidiaries do not have liabilities or obligations in excess of the liabilities or obligations reflected or reserved against in the financial statements contained in the Filed Target Public Disclosure Documents that, either individually or in the aggregate, are Materially Adverse to Target and its Subsidiaries, taken as a whole;

(iii)	none of Target or any of its Subsidiaries or any of their properties is subject to a judgement, order or decree that is Materially Adverse to Target and its Subsidiaries, taken as a whole; and

(iv)	the data or information made available to Acquireco in respect of Target and its Subsidiaries (including any information disclosed in writing), was materially complete and, to the knowledge of Target, correct in all material respects and, did not, at the time it was made available and for the period of and matter to which it relates, and to the knowledge of Target, contain any untrue statement of material fact.

(i)	Compliance. Except for any conflicts, defaults or violations that would not, individually or in the aggregate (taking into account the impact of any cross-defaults), reasonably be expected to result in a Materially Adverse effect on Target and its Subsidiaries, taken as a whole, each of Target and its Subsidiaries has complied with, and is not in conflict with, or in default (including cross defaults) under or in violation of:

(i)	its articles or other organizational documents or by-laws;

(ii)	any Law or Permit applicable to it, its business or operations or by which any of its properties or assets is bound or affected; or

(iii)	any agreement, arrangement or understanding to which it, its business or operations or by which any of its properties or assets is bound or affected.

As of the Effective Date, each of Target and its Subsidiaries has or will have complied with each of its covenants and obligations under this agreement.

(j)	Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Target or any of its Subsidiaries that has, or would reasonably be expected to have, the effect of prohibiting, restricting or impairing any business practice of Target or any of its Subsidiaries, any acquisition of property or royalties by Target or any of its Subsidiaries or the conduct of business by any of them as currently conducted (including following the Arrangement) other than such agreements, judgements, injunctions, orders or decrees which are not, individually or in the aggregate, Materially Adverse to Target and its Subsidiaries, taken as a whole.

(k)	Contracts. Section (k) of the Target Disclosure Statement lists all material Contracts to which Target or any of its Subsidiaries is a party including those Contracts which fall within any of the following categories:

(a) Contracts not entered into in the ordinary course of Target’s business; (b) royalty, joint venture, partnership and similar agreements; (c) Contracts containing covenants purporting to limit the freedom of Target or any of its Subsidiaries to compete in any line of business in any geographic area, to hire any individual or group of individuals or to acquire any business, entity or the assets thereof; (d) Contracts which after the Effective Time of the Transactions would have the effect of limiting the freedom of Acquireco or its Subsidiaries (other than Target and its Subsidiaries) to compete in any line of business in any geographic area, to hire any individual or group of individuals or to acquire any business, entity or the assets thereof; (e) Contracts which contain minimum purchase conditions or requirements or other terms that restrict or limit the purchasing relationships of Target or any of its Subsidiaries other than in the ordinary course of business; (f) Contracts involving annual revenues or expenditures to the business of Target or any of its Subsidiaries in excess of $100,000; (g) Contracts containing any rights on the part of any party, including joint venture partners or other entities, to acquire royalty, mining or other property rights from Target or any of the Subsidiaries; and (i) Contracts that require Target or any of its Subsidiaries to provide indemnification to any other person. All Contracts are valid and binding obligations of Target or any of its Subsidiaries and, to the knowledge of Target, the valid and binding obligation of each other party thereto and are enforceable by Target or its applicable Subsidiary in accordance with their respective terms, and the Target or its applicable Subsidiary is entitled to all rights and benefits thereunder, except for such Contracts which if not so valid and binding would not, individually or in the aggregate, have a Materially Adverse effect on Target and its Subsidiaries, taken as a whole. Neither Target nor, to the knowledge of Target, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or entitle any party to terminate, accelerate, modify or call a default under, or trigger any pre-emptive rights or rights of first refusal under, any such Contract except such violations or defaults under such Contracts, which, individually or in the aggregate, would not have a Materially Adverse effect on Target and its Subsidiaries, taken as a whole.

(l)	Tax Matters.

(i)	Target and each of its Subsidiaries have timely filed, or caused to be timely filed with the appropriate Agency, all Tax Returns required to be filed by them, and have timely paid, or caused to be timely paid, all material amounts of Taxes due and payable by them, including all instalments on account of any Taxes, except for any such failure to file or failure to pay which would not individually or in the aggregate, have a Materially Adverse effect on Target. All such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with applicable Laws. To the best of Target’s knowledge, no such Tax Return contains any misstatement or omits any statement that should have been included therein. No Tax Return has been amended.

(ii)	Reserves and provisions for Taxes accrued but not yet due on or before the Effective Date as reflected in Target’s financial statements contained in the Filed Target Public Disclosure Documents are adequate as of the date of such financial statements, in accordance with GAAP. No deficiencies for Taxes have been proposed, asserted or assessed against Target that are not adequately reserved against.

(iii)	Neither Target nor any of its Subsidiaries has received any written notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by the CRA, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns filed or required to be filed, which would, individually or in the aggregate, have a Materially Adverse effect on Target.

(iv)	No unresolved assessments, reassessments, audits, claims, actions, suits, proceedings, or investigations exist or have been initiated with regard to any Taxes or Tax Returns of Target or its Subsidiaries. To the knowledge of Target, no assessment, reassessment, audit or investigation by any Agency is underway, threatened or imminent with respect to Taxes for which Target or any of its Subsidiaries may be liable, in whole or in part.

(v)	No election, consent for extension, nor any waiver that extends any applicable statute of limitations relating to the determination of a Tax liability of Target or any of its Subsidiaries has been filed or entered into and is still effective.

(vi)	Target and each of its Subsidiaries have duly and timely collected all amounts on account of any goods, services, sales, value added, transfer or other Taxes required to have been collected by it and have duly set aside in trust or timely remitted to the appropriate Agency any and all such amounts required to be remitted by it.

(vii)	Target has made available to Acquireco or its legal counsel or accountants true and complete copies of all Tax Returns for (and non privileged studies and opinions related thereto) Target and each of its Subsidiaries for each such entity’s last three taxable years.

(viii)	Target and each of its Subsidiaries is, and at all times has filed its Tax Returns on the basis that it is, resident for Tax purposes in its country of incorporation or formation and has not at any time been treated by any Agency as resident in any other country for any Tax purpose (including any treaty, convention or arrangement for the avoidance of double taxation). None of Target or any of its Subsidiaries has filed any Tax Return on the basis that it is subject to Tax in any jurisdiction other than its country of incorporation or formation (and political subdivisions thereof) or received written notification from any Agency that it may be required to file on such basis.

(ix)	Target and each of its Subsidiaries have properly withheld and remitted all amounts required to be withheld and/or remitted (including income tax, non-resident withholding tax, Canada Pension Plan contributions, Employment Insurance and Worker’s Compensation premiums) and have paid such amounts due to the appropriate authority on a timely basis and in the form required under the appropriate legislation.

(x)	There are no Tax liens on any assets of Target or any of its Subsidiaries except for Taxes not yet currently due and those which would not reasonably be expected to have a Materially Adverse effect on Target and its Subsidiaries considered as a whole.

(xi)	None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the ITA, or any equivalent provision of the tax legislation of any province or any other jurisdiction, have applied or will apply to Target or any of its Subsidiaries at any time up to and including the Effective Time.

(xii)	“Tax” and “Taxes” means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever, and any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such person or for which such person is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing, and includes any items described above attributable to another person in respect of which the first person or any Subsidiary of such first person is liable to pay by Law, Contract or otherwise, whether or not disputed. “Tax Returns” means returns, reports and forms (including schedules thereto) required to be filed with any Agency of Canada or the United States or any provincial, state or local Agency therein or any other jurisdiction responsible for the imposition or collection of Taxes.

(xiii)	For purposes of this Section (l), the term “material amount of Taxes” shall mean an amount of Taxes that is material to Target and its Subsidiaries taken as a whole.

(m)	Real Property. Neither Target nor any of its Subsidiaries holds any interests in any real property.

(n)	Intellectual Property. Except as otherwise provided in Section (n) of the Target Disclosure Statement, Target and its Subsidiaries own all right, title and interest in, or possesses the lawful right to use or has a currently pending application for all patents, patent applications, registered and common law trademarks (including applications therefor), service marks, trade names, copyright applications, copyrights, trade secrets, know-how, computer software, production technology, proprietary technology and other intellectual property and proprietary rights used in or necessary to conduct the business. Additionally:

(i)	Target is not aware of any infringement of any such intellectual property by any third party; and

(ii)	the conduct of the business of Target and its Subsidiaries has not, and will not, cause Target or any of its Subsidiaries to infringe or violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, proprietary rights, computer software rights or licences or other intellectual property of any other person and neither Target nor any of its Subsidiaries has received any written or oral claim or notice of infringement or potential infringement of the intellectual property of any other person arising out of the conduct of Target and its Subsidiaries and, in particular Target or the applicable Subsidiary has complied with any licence respecting intellectual property held by Target and its Subsidiaries.

(o)	Employment Matters.

(i)	Except as to matters otherwise specifically disclosed in Section (o) of the Target Disclosure Statement, none of Target or its Subsidiaries is a party to any agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, consultant, employee or officer, other than any common law obligations of reasonable notice of termination or pay in lieu thereof and any statutory obligations.

(ii)	None of Target or any of its Subsidiaries had or has any labour contracts, collective bargaining agreements or employment or consulting agreements with any persons employed by Target or any persons otherwise performing services primarily for Target or any of its Subsidiaries (the “Business Personnel”). Neither Target nor any of its Subsidiaries has engaged in any unfair labour practice with respect to the Business Personnel since January 1, 2006 and there is no unfair labour practice complaint pending or, to the knowledge of Target, threatened, against Target or any of its Subsidiaries with respect to the Business Personnel. There is no labour strike, dispute, slowdown or stoppage pending or, to the knowledge of Target, threatened against Target or any of its Subsidiaries, and neither Target nor any of its Subsidiaries has experienced any labour strike, dispute, slowdown or stoppage or other labour difficulty involving the Business Personnel since January 1, 2006.

(iii)	None of Target or its Subsidiaries is subject to any litigation, actual or, to the knowledge of Target, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or litigation as would, individually or in the aggregate, not be Materially Adverse to Target and its Subsidiaries, taken as a whole.

(iv)	Target and each of its Subsidiaries has operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or, to the knowledge of Target, threatened proceedings before any Agency with respect to any of the above.

(p)	Pension and Employee Benefits.

(i)	Section (p) of the Target Disclosure Statement includes a complete list of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, stock option, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices, whether written or oral, which are maintained by Target or any of its Subsidiaries, including all Employee Benefit Plans and Material Employment Agreements (collectively, the “Target Plans”).

(ii)	To Target’s knowledge, no step has been taken, no event has occurred and no condition or circumstance exists that has resulted, or would reasonably be expected to result, in any Target Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable Laws refused or revoked, or being placed under the administration of any trustee or receiver or Agency or being required to pay any material Taxes, penalties or levies under applicable Laws. To Target’s knowledge, there are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Target Plans or their assets which, individually or in the aggregate, are Materially Adverse to Target and its Subsidiaries, taken as a whole.

(iii)	All of the Target Plans are in compliance in all material respects with all applicable Laws and their terms, and all of the Target Plans are fully insured or fully funded on a projected benefit obligation basis.

(iv)	None of the Target Plans is a Multiemployer Plan nor has Target or any of its Subsidiaries been obligated to contribute to any Multiemployer Plan at any time within the past five years.

(v)	Without limiting the generality of the foregoing with respect to each Target Plan:

(A)	Target has delivered or made available to Acquireco a true, correct and complete copy of: (i) each writing constituting a part of such Plan, including all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any, (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if applicable; and (vi) the most recent determination letter from the Internal Revenue Service, if any. Target has delivered or made available to Acquireco a true, complete and correct copy of each Material Employment Agreement. Except as specifically provided in the foregoing documents delivered or made available to Acquireco, there are no amendments to any Plan or Material Employment Agreement that have been adopted or approved nor has Target or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Plan or Material Employment Agreement.

(B)	Section (p) of the Target Disclosure Statement identifies each Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and there are no circumstances and no events have occurred that would adversely affect the qualified status of any Qualified Plan or the related trust. Section (p) of the Disclosure Statement identifies each Plan which is intended to meet the requirements of Section 501(c)(9) of the Code, and each such plan meets such requirements and provides no disqualified benefits (as such term is defined in Code Section 4976(b)).

(C)	Section (p) of the Target Disclosure Statement sets forth a list of all Employee Benefit Plans or Employment Agreements under which the execution and delivery of this agreement, shareholders approval of the Transactions or the consummation of the Transactions would (either alone or in conjunction with any other event) (i) result in, cause the accelerated vesting, funding or delivery of, or increase the amount of value of, any payment or benefit to any employee, consultant, officer or director of Target or any of its Subsidiaries, or would limit the right of Target or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or related trust or any Material Employment Agreement or related trust, or (ii) result in an “excess parachute payment” within the meaning of Section 280G of the Code.

(D)	There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and to Target’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Plans, any fiduciaries thereof with respect to their duties to the Plans or the assets of any of the trusts under any of the Plans which would reasonably be expected to result in any material liability of Target or any of its Subsidiaries to the PBGC, the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Plan or any participant in a Plan.

(E)	Target, its Subsidiaries and each member of their respective business enterprises has complied with the Worker Adjustment and Retraining Notification Act and all similar state, local and foreign Laws, so as not to incur any liabilities thereunder.

(F)	All Employee Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book-reserved on a projected obligation basis, as appropriate, based upon reasonable actuarial assumptions.

(G)	Each individual who renders services to Target or any of its Subsidiaries who is classified by Target or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under Employee Benefit Plans) is properly so characterized.

(H)	On or before the date hereof, Target has caused each grantor trust providing for funding of amounts payable pursuant to any Plans and/or Employment Agreements to be amended to ensure that no amounts are required to be contributed thereto as a result of the execution and delivery of this agreement, the announcement hereof, and/or the announcement or consummation of the Transactions, and to ensure that such trusts are at all times revocable, in whole or in part, without the consent of the trustees or beneficiaries thereof or any third party.

(q)	Books and Records. The financial books, records and accounts of Target and its Subsidiaries in all material respects, (i) have been maintained in accordance with GAAP on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Target and its Subsidiaries and (iii) accurately and fairly reflect the basis for Target consolidated financial statements. The corporate minute books of Target and its Subsidiaries contain minutes of all meetings and resolutions of the directors and shareholders held, and full access thereto has been provided to Acquireco.

(r)	Insurance. Target has made available to Acquireco true, correct and complete copies of all material policies of insurance to which each of Target and its Subsidiaries are a party or are a beneficiary or named insured. Target and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Target and its Subsidiaries.

(s)	Litigation. Except as specifically disclosed in Section (s) of the Target Disclosure Statement, there is no suit, action or proceeding pending or, to the knowledge of Target, threatened against Target or any of its Subsidiaries that, individually or in the aggregate, if adversely determined, would reasonably be expected to have a Materially Adverse effect on Target and its Subsidiaries, taken as a whole, and there is not any judgement, decree, injunction, rule or order of any Agency or arbitrator outstanding against Target or any of its Subsidiaries having, or which would reasonably be expected to have, any Materially Adverse effect on Target and its Subsidiaries, taken as a whole. As of the date of this agreement, except as specifically disclosed in Section (s) of the Target Disclosure Statement, there is no suit, action, proceeding pending or, to the knowledge of Target, threatened, against Target or any of its Subsidiaries that, individually or in the aggregate, if adversely determined, would reasonably be expected to prevent or delay in any material respect the consummation of the Transactions.

(t)	Determination by the Board and Voting Requirements. The board of directors of Target (after receiving financial advice including the Fairness Opinion, legal advice and after considering other factors), by the unanimous vote of its directors, has determined and resolved at its meeting held on December 16, 2009:

(i)	that the entering into of this agreement, the performance by Target of its obligations hereunder and the Transactions are in the best interests of Target and its shareholders;

(ii)	the Arrangement is fair to Target Shareholders;

(iii)	to approve the Transactions and this agreement;

(iv)	to extend the Separation Time (as defined therein), including providing the Rights Agent (as defined in the Target Rights Agreement) with notice in writing of such extension, under the Target Rights Agreement until after the vote by the Target Shareholders on the Arrangement at the Target Special Meeting;

(v)	to recommend that Target Shareholders approve the Arrangement; and

(vi)	to recommend that Target Shareholders waive the Target Rights Agreement so that neither the entering into nor delivery of this agreement, the Arrangement or the other agreements contemplated hereby nor the consummation of all or any part of the Transactions shall constitute a Flip-in Event (as defined in the Target Rights Agreement).

To the knowledge of Target, after consultation with outside legal counsel, no provincial or state take-over statute or similar statute or regulation (including Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions) applies or purports to apply to this agreement or any of the Transactions.

Subject to the terms of the Interim Order, the approval and adoption of this agreement by the affirmative vote of 66 2/3% of the votes cast at the Target Special Meeting by the Target Securityholders (the “Shareholder Approval”) is the only vote of the holders of any class or series of Authorized Capital of Target necessary to approve this agreement and the Transactions. For purposes of the Shareholder Approval, each outstanding Target Share and Target Option is entitled to one vote.

(u)	Brokers; Schedule of Fees and Expenses. Except as set forth in Section (u) of the Target Disclosure Statement, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Target. Target has made available to Acquireco true and complete copies of all agreements that are referred to in Section (u) of the Target Disclosure Statement and all indemnification and other agreements related to the engagement of the persons so listed.

(v)	Opinion of Financial Advisor. Target has received the opinion of the Financial Advisor dated the date of this agreement, to the effect that, as of such date, the consideration to be received pursuant to the Transactions by Target Shareholders is fair to the Target Shareholders from a financial point of view, a copy of which opinion will be promptly delivered to Acquireco.

(w)	Rights Agreement. Target has taken all necessary action and executed and delivered all such documents and instruments that are required to extend the Separation Time (as defined therein), including providing the Rights Agent (as defined in the Target Rights Agreement) with notice in writing of such extension, under the Target Rights Agreement until after the vote by the Target Shareholders on the Arrangement at the Target Special Meeting.

(x)	Dispositions of Company Property. Except as described in Section (y) of the Target Disclosure Statement, since January 1, 2009 neither Target nor any of its Subsidiaries has sold or disposed of or ceased to hold or own any personal property, real property, any interest or rights with respect to real property (including exploration or production rights), any royalty interest or interest in a joint venture or other assets or properties of Target or any of its Subsidiaries (“Target Property”), other than any interest or rights with respect to real property having an individual fair market value of less than $1 million in the aggregate, in each case in the ordinary course of business, consistent with past practice. Except as set forth in Section (x) of the Target Disclosure Statement, no Target Property, the fair market value of which on the date of this agreement is greater than $1 million in the aggregate, is subject to any pending sale or disposition transaction.

(y)	Absence of Cease Trade Orders. No order ceasing or suspending trading in Target Shares (or any of them) or any other securities of Target is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Target, are pending, contemplated or threatened.

(z)	Absence of Environmental Liabilities. No environmental, reclamation or closure obligations or other liabilities for which Target or any of its Subsidiaries would be liable or responsible presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests or rights or relating to the operations and business of the Target or its Subsidiaries and there is no basis for any such obligations or liabilities to arise in the future as a result of any activity on or in respect of such property, interests, rights, operations and business. Neither Target nor any of its Subsidiaries has received inquiry from or notice of any pending investigation from any Agency or of any administrative or judicial proceeding concerning the violation of any applicable Law or any such environmental, reclamation or closure obligations or other liabilities.

(aa)	Reporting Issuer Status. Target is a reporting issuer (or its equivalent) in each of the provinces of Canada.

(bb)	Related Party Transactions. None of Target or any of its Subsidiaries is indebted to any director, officer, employee or agent of, or consultant to, Target or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). There are no loans, contracts or other transactions between Target or any of its Subsidiaries and any (i) director or officer of Target or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of Target, beneficial owner of 5% or more of any class of the equity securities of Target, or (iii) any affiliate or associate of any such director, officer or beneficial owner.

(cc)	Disclosure Controls. Target has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that material information relating to Target is made known to the Chief Executive Officer and Chief Financial Officer by others within Target and its Subsidiaries, particularly during the period in which the annual or interim filings are being prepared.

(dd)	Internal Controls. Target has designed such internal controls over financial reporting, or caused them to be designed under the supervision of the Chief Executive Officer and Chief Financial Officer of Target, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. To the knowledge of Target, prior to the date of this agreement: (i) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of Target that are reasonably likely to adversely affect Target’s ability to record, process, summarize and report financial information, and (ii) there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of Target. Since January 1, 2008, Target has received no (x) complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of Target regarding questionable accounting or auditing matters.

(ee)	Competition Act. Assuming that the Effective Date is the date of this agreement, Target together with its affiliates (as defined in the Competition Act (Canada)) do not have: (a) total assets in Canada that exceed Can$275 million, which for these purposes in respect of mineral royalties means royalties in mines in Canada; or (b) annual gross revenues from sales in, from or into Canada exceeding Can$275 million, in either case, as determined pursuant to section 109 of the Competition Act (Canada), provided that, for the purposes of clause (b) of Schedule E, the assumption that the Closing Date is the date of this Agreement will not apply.

(ff)	Investment Canada Act. Target and its subsidiaries do not have any individual in Canada who is employed or self-employed in connection with any of their businesses.

(gg)	Listing. The Target Shares are listed and posted for trading on NYSE Amex and the TSX.

SCHEDULE G

REPRESENTATIONS AND WARRANTIES OF ACQUIRECO AND CANCO

Acquireco and Canco jointly and severally represent and warrant to Target as follows (and acknowledge that Target is relying on such representations and warranties in entering this agreement and completing the Transactions):

(a)	Organization, Standing and Corporate Power. Each of Acquireco and each of its Subsidiaries is a corporation, partnership or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite power and authority to own its assets and conduct its business as currently owned and conducted. Each of Acquireco and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary. Acquireco has made available for review to Target complete and correct copies of its Certificate of Incorporation and the certificates of incorporation or comparable organization documents of the Subsidiaries of Acquireco, in each case as amended to the date of this agreement. Acquireco is not in violation of any provision of its Certificate of Incorporation or By-Laws, and no Subsidiary of Acquireco is in violation of any provisions of its certificate of incorporation, by-laws or comparable organizational documents.

(b)	Acquireco Subsidiaries. All the outstanding shares of capital stock of each Subsidiary of Acquireco have been validly issued and are fully paid and non-assessable. Canco is an indirect wholly-owned Subsidiary of Acquireco.

(c)	Capitalization. The authorized capital of Acquireco consists of (i) 100,000,000 Acquireco Shares, of which 40,996,905 were issued and outstanding as of the close of business on December 16, 2009, and (ii) 10,000,000 shares of $0.01 par value Preferred Stock, of which none were outstanding as of the close of business on December 16, 2009. As of December 16, 2009, (i) 383,740 Acquireco Shares were reserved for issuance upon the exercise of outstanding stock options that were granted pursuant to Acquireco’s stock option plan, (ii) 102,140 Acquireco Shares were reserved for issuance upon the vesting of outstanding stock appreciation rights granted by Acquireco, and (iii) 154,250 Acquireco Shares were reserved for issuance upon the vesting of performance shares and continued service shares granted by Acquireco to management and employees. Except as set forth above, there are no shares of capital stock or other voting securities of Acquireco issued, reserved for issuance or outstanding. There are not any bonds, debentures, notes or other indebtedness of Acquireco having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Acquireco must vote. Except as set forth above and except as set forth in Section (c) of the Acquireco Disclosure Statement, as of the date of this agreement, there are not any options to which Acquireco or any of its Subsidiaries is a party or by which any of them is bound relating to the issued or unissued capital stock of Acquireco or any of its Subsidiaries, or obligating Acquireco or any of its Subsidiaries to issue, transfer, grant, sell or pay for or repurchase any shares of capital stock or other equity interests in, or securities convertible or exchangeable for any capital stock or other equity interests in, Acquireco or any of its Subsidiaries or obligating Acquireco or any of its Subsidiaries to issue, grant, extend or enter into any such options. All shares of Acquireco’s capital stock that are subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The issuance and sale of all of the shares of capital stock described in this Section (c) of Schedule G have been in compliance with all Laws. Acquireco has previously provided Target with a schedule setting forth the number of Acquireco stock options (including the number of shares issuable upon exercise of Acquireco stock options and the exercise price and vesting schedule with respect thereto) held by all holders of Acquireco stock options. Section (c) of the Acquireco Disclosure Statement sets forth the average exercise price for outstanding Acquireco stock options. Except as set forth in Section (c) of the Acquireco Disclosure Statement, Acquireco has not agreed to register any securities under any securities Laws or granted registration rights to any person or entity; copies of all such agreements have previously been made available to Target. As of the date of this agreement, there are not any outstanding contractual obligations or other requirements of Acquireco or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Acquireco or any of its Subsidiaries, or provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Acquireco or any other person. Without limiting the generality of the foregoing, and except as set forth in Section (c) of the Acquireco Disclosure Statement, there are no phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Acquireco or any of its Subsidiaries.

(d)	Authority; Non-Contravention.

(i)	Each of Acquireco and Canco has all requisite corporate power and corporate authority to enter into this agreement and to consummate the Transactions and to perform its obligations under this agreement. The board of directors of each of Acquireco and Canco has unanimously approved this agreement and the Transactions. The execution and delivery of this agreement by each of Acquireco and Canco and the consummation by Acquireco and Canco, as applicable, of the Transactions have been duly authorized by all necessary corporate action on the part of Acquireco and Canco, as applicable. No approval of the shareholders or other securityholders of Acquireco or Canco or other corporate proceedings on the part of Acquireco or any of its Subsidiaries are necessary to authorize this agreement, the performance by Acquireco and Canco of their obligations under this agreement and the Transactions. This agreement has been duly executed and delivered by each of Acquireco and Canco and constitutes a valid and binding obligation of each of Acquireco and Canco, enforceable by Target against each of Acquireco and Canco in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally. Except as set forth in Section (d) of the Acquireco Disclosure Statement, the execution and delivery of this agreement does not, and the consummation of the Transactions and compliance with the provisions of this agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, purchase, cancellation or acceleration of any obligation or to loss of any property, rights or benefits under, or result in the imposition of any additional obligation under, or result in the creation of any Lien upon any of the properties or assets of Acquireco or any of its Subsidiaries under, (i) the Certificate of Incorporation or By-laws of Acquireco or the comparable organization documents of any of its Subsidiaries; (ii) any Contract to which Acquireco or any of its Subsidiaries is a party or by which any of them or their respective properties or assets is bound or affected, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Law applicable to Acquireco or any of its Subsidiaries or their respective properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Agency, is required by or with respect to Acquireco or any of its Subsidiaries in connection with the execution and delivery of this agreement by Acquireco or the consummation by Acquireco of the Transactions, except for (i) any approvals required by the Interim Order or the Final Order, and (ii) the approvals listed on Schedule H.

(ii)	Each of Acquireco and its Subsidiaries possesses all Permits necessary to conduct its business as such business is currently conducted or is expected to be conducted following completion of the Transaction, except where the failure to possess such Permits would not be Materially Adverse to the Acquireco and its Subsidiaries: (i) all such Permits are validly held by Acquireco or its Subsidiaries, and Acquireco and its Subsidiaries have complied in all respects with all terms and conditions thereof, (ii) none of such Permits will be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this agreement or the consummation of the Transactions, and (iii) since July 1, 2009, neither Acquireco nor any of its Subsidiaries has received any written notice, notice of violation or probable violation, notice of revocation, or other written communication from or on behalf of any Agency, alleging (A) any violation of such Permit, or (B) that Acquireco or any of its Subsidiaries requires any Permit required for its business as such business is currently conducted, that is not currently held by it.

(e)	Publicly Filed Documents; Undisclosed Liabilities. Except as set forth in Section (e) of the Acquireco Disclosure Statement, Acquireco has filed all required reports, schedules, forms, statements and other documents (including documents incorporated by reference) with the applicable security regulatory Agencies since July 1, 2006 (the “Acquireco Public Disclosure Documents”). Except as set forth in Section (e) of the Acquireco Disclosure Statement, as of its date, each Acquireco Public Disclosure Document complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act, as applicable, and the rules and regulations thereunder applicable to such Acquireco Public Disclosure Document. None of the Acquireco Public Disclosure Documents, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified or superseded by a later-filed Acquireco Public Disclosure Document. The consolidated financial statements of Acquireco included in the Acquireco Public Disclosure Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Acquireco as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as and to the extent disclosed, reflected or reserved against on the balance sheet or the notes thereto of Acquireco as of June 30, 2009 included in the Filed Acquireco Public Disclosure Documents, as incurred after the date thereof in the ordinary course of business consistent with past practice and prohibited by this agreement, Acquireco does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that, individually or in the aggregate, have had or would reasonably be expected to have a Materially Adverse effect on Acquireco and its Subsidiaries, taken as a whole.

(f)	Information Supplied. None of the information supplied or to be supplied by Acquireco or its Subsidiaries for inclusion or incorporation by reference in the Target Circular will, at the date the Target Circular is first mailed to Target Securityholders, or at the time of the Target Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading.

(g)	Absence of Certain Changes or Events. Except as disclosed in the Acquireco Public Disclosure Documents filed and publicly available prior to the date of this agreement (the “Filed Acquireco Public Disclosure Documents”), since July 1, 2009, Acquireco has conducted, and caused each of its Subsidiaries to conduct, its business only in the ordinary course, and:

(i)	there has not been any event, change, effect or development (including any decision to implement such a change made by the board of directors of Acquireco or any of its Subsidiaries in respect of which senior management believes that confirmation of the board of directors is probable), which, individually or in the aggregate, has had or would reasonably be expected to have a Materially Adverse effect on Acquireco and its Subsidiaries, taken as a whole;

(ii)	there has not been, except for regular annual dividends not in excess of $0.36 per Acquireco Share, with customary record and payment dates, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Acquireco Shares;

(iii)	there has not been, except as provided for in this agreement, any split, combination or reclassification of any Acquireco Shares or any issuance or the authorization of any issuance of any other securities in exchange or in substitution for Acquireco Shares;

(iv)	there has not been any change in accounting methods, principles or practices by Acquireco or any of its Subsidiaries materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP;

(v)	neither Acquireco nor any of its Subsidiaries has engaged in any action which, if done after the date of this agreement, would violate Section 5.B(a) of this agreement.

(h)	Disclosure. Acquireco has not failed to disclose to Target in writing any information known to Acquireco regarding any event, circumstance or action taken or failed to be taken that is Materially Adverse to Acquireco and its Subsidiaries, taken as a whole. Without limiting the generality of the foregoing:

(i)	Acquireco and its Subsidiaries do not have liabilities or obligations in excess of the liabilities or obligations reflected or reserved against in the financial statements contained in the Filed Acquireco Public Disclosure Documents that, either individually or in the aggregate, are Materially Adverse to Acquireco and its Subsidiaries, taken as a whole;

(ii)	none of Acquireco or any of its Subsidiaries or any of their properties is subject to a judgement, order or decree that is Materially Adverse to Acquireco and its Subsidiaries, taken as a whole; and

(iii)	the data or information made available to Target in respect of Acquireco and its Subsidiaries, was complete and correct in all material respects and, did not, at the time it was made available and for the period of and matter to which it relates contain any untrue statement of material fact.

(i)	Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Acquireco or any of its Subsidiaries that has, or would reasonably be expected to have, the effect of prohibiting, restricting or impairing any business practice of Acquireco or any of its Subsidiaries, any acquisition of property by Acquireco or any of its Subsidiaries or the conduct of business by any of them as currently conducted (including following the Arrangement) other than such agreements, judgements, injunctions, orders or decrees which are not, individually or in the aggregate, Materially Adverse to Acquireco and its Subsidiaries, taken as a whole.

(j)	Real Property. Neither Acquireco nor any of its Subsidiaries holds any interest in real property, other than in respect of (i) certain unpatented mining claims in the State of Nevada which Acquireco, together with its Subsidiaries, owns subject to the paramount title of the United States of America, and (ii) the lease in respect of its head office in Denver, Colorado.

(k)	Tax Matters.

(i)	Acquireco and each of its Subsidiaries have timely filed, or caused to be timely filed with the appropriate Agency, all Tax Returns required to be filed by them, and have timely paid, or caused to be timely paid, all material amounts of Taxes due and payable by them, including all instalments on account of any Taxes, except for any such failure to file or failure to pay which would not individually or in the aggregate, have a Materially Adverse effect on Acquireco. All such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with applicable Laws. To the best of Acquireco’s knowledge, no such Tax Return contains any misstatement or omits any statement that should have been included therein.

(ii)	Reserves and provisions for Taxes accrued but not yet due on or before the Effective Date as reflected in Acquireco’s financial statements contained in the Filed Acquireco Public Disclosure Documents are adequate as of the date of such financial statements, in accordance with GAAP. No deficiencies for Taxes have been proposed, asserted or assessed against Acquireco that are not adequately reserved against.

(iii)	Neither Acquireco nor any of its Subsidiaries has received any written notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by the CRA, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns filed or required to be filed, which would, individually or in the aggregate, have a Materially Adverse effect on Acquireco.

(iv)	No unresolved assessments, reassessments, audits, claims, actions, suits, proceedings, or investigations exist or have been initiated with regard to any Taxes or Tax Returns of Acquireco or its Subsidiaries. To the knowledge of Acquireco, no assessment, reassessment, audit or investigation by any Agency is underway, threatened or imminent with respect to Taxes for which Acquireco or any of its Subsidiaries may be liable, in whole or in part.

(v)	No election, consent for extension, nor any waiver that extends any applicable statute of limitations relating to the determination of a Tax liability of Acquireco or any of its Subsidiaries has been filed or entered into and is still effective.

(vi)	Acquireco and each of its Subsidiaries have properly withheld and remitted all amounts required to be withheld and/or remitted (including income tax, non-resident withholding tax, Canada Pension Plan contributions, Employment Insurance and Worker’s Compensation premiums) and have paid such amounts due to the appropriate authority on a timely basis and in the form required under the appropriate legislation.

(vii)	Acquireco and each of its Subsidiaries have duly and timely collected all amounts on account of any goods, services, sales, value added, transfer or other Taxes required to have been collected by it and have duly set aside in trust or timely remitted to the appropriate Agency any and all such amounts required to be remitted by it.

(viii)	Acquireco and each of its Subsidiaries is, and at all times has filed its Tax Returns on the basis that it is, resident for Tax purposes in its country of incorporation or formation and has not at any time been treated by any Agency as resident in any other country for any Tax purpose (including any treaty, convention or arrangement for the avoidance of double taxation). None of Acquireco or any of its Subsidiaries has filed any Tax Return on the basis that it is subject to Tax (other than withholding Tax) in any jurisdiction other than its country of incorporation or formation (and political subdivisions thereof) or received written notification from any Agency that it may be required to file on such basis.

(ix)	There are no Tax liens on any assets of Acquireco or any of its Subsidiaries except for Taxes not yet currently due and those which would not reasonably be expected to have a Materially Adverse effect on Acquireco.

(x)	None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the ITA, or any equivalent provision of the tax legislation of any province or any other jurisdiction, have applied or will apply to Acquireco or any of its Subsidiaries at any time up to and including the Effective Time, except where any such application would not be Materially Adverse to Acquireco and its Subsidiaries.

(xi)	For purposes of this Section (k), the term “material amount of Taxes” shall mean an amount of Taxes that is material to Acquireco and its Subsidiaries taken as a whole.

(l)	Books and Records. The financial books, records and accounts of Acquireco and its Subsidiaries in all material respects, (i) have been maintained in accordance with GAAP on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Acquireco and its Subsidiaries and (iii) accurately and fairly reflect the basis for Acquireco consolidated financial statements. The corporate minute books of Acquireco and its Subsidiaries contain minutes of all meetings and resolutions of the directors and shareholders held, and full access thereto has been provided to Target.

(m)	Insurance. Acquireco and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Acquireco and its Subsidiaries.

(n)	Litigation. Except as disclosed in the Filed Acquireco Public Disclosure Documents, there is no suit, action or proceeding pending or, to the knowledge of Acquireco, threatened against Acquireco or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Materially Adverse effect on Acquireco and its Subsidiaries, taken as a whole, and there is not any judgement, decree, injunction, rule or order of any Agency or arbitrator outstanding against Acquireco or any of its Subsidiaries having, or which would reasonably be expected to have, a Materially Adverse effect on Acquireco and its Subsidiaries, taken as a whole. As of the date of this agreement, except as disclosed in the Filed Acquireco Public Disclosure Documents, there is no suit, action or proceeding pending, or, to the knowledge of Acquireco, threatened, against Acquireco or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to prevent or delay in any material respect the consummation of the Transactions.

(o)	Determination by the Board. The board of directors of each of Acquireco and Canco has unanimously determined and resolved at its respective meeting held on December 16, 2009:

(i)	that the entering into of this agreement and the performance by Acquireco or Canco, as the case may be, of its obligations hereunder and the Transactions are in the best interests of Acquireco or Canco, as the case may be, and its shareholders; and

(ii)	to approve the Transactions and this agreement.

(p)	Brokers. Except as set forth in Section (p) of the Acquireco Disclosure Statement, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Acquireco.

(q)	Compliance. Except for any conflicts, defaults or violations that would not, individually or in the aggregate (taking into account the impact of any cross-defaults), reasonably be expected to result in a Materially Adverse effect on Acquireco and its Subsidiaries, taken as a whole, each of Acquireco and its Subsidiaries has complied with, and is not in conflict with, or in default (including cross defaults) under or in violation of:

(i)	its articles or other organizational documents or by-laws;

(ii)	any Law or Permit applicable to it, its business or operations or by which any of its properties or assets is bound or affected; or

(iii)	any agreement, arrangement or understanding to which it, its business or operations or by which any of its properties or assets is bound or affected.

As of the Effective Date, each of Acquireco and its Subsidiaries has or will have complied with each of its covenants and obligations under this agreement.

(r)	Dispositions of Company Property. Except as described in the Filed Acquireco Public Disclosure Documents, since July 1, 2009 neither Acquireco nor any of its Subsidiaries has sold or disposed of or ceased to hold or own any personal property, real property, any interest or rights with respect to real property (including exploration or production rights), any royalty interest or interest in a joint venture or other assets of properties of Acquireco or any of its Subsidiaries (“Acquireco Property”), other than any Acquireco Property having an individual fair market value of less than $5 million in the aggregate, in each case in the ordinary course of business, consistent with past practice. No Acquireco Property, the fair market value of which on the date of this agreement is greater than $5 million in the aggregate, is subject to any pending sale or disposition transaction.

(s)	Absence of Cease Trade Orders. No order ceasing or suspending trading in Acquireco Shares (or any of them) or any other securities of Acquireco is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Acquireco, are pending, contemplated or threatened.

(t)	Issuance of Acquireco Shares and Exchangeable Shares. All Acquireco Shares and Exchangeable Shares issuable in connection with the Arrangement will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights and will not be subject to any hold or restricted periods.

(u)	Financing. Acquireco has sufficient financial means and on the Effective Date will have made arrangements to have sufficient financing available to cause Canco to effect payment of the aggregate cash consideration payable in connection with the Arrangement.

(v)	Multilateral Instrument 61-101. To the knowledge of Acquireco, after consultation with outside legal counsel, no provincial or state take-over statute or similar statute or regulation (including Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions) applies or purports to apply to this agreement or any of the Transactions.

(w)	Reporting Issuer Status. Acquireco is a reporting issuer (or its equivalent) in each of the provinces of Canada other than Québec.

(x)	Competition Act. Assuming that the Effective Date is the date of this agreement, Acquireco together with its affiliates (as defined in the Competition Act (Canada)) do not have: (a) total assets in Canada that exceed Can$125 million, which for these purposes in respect of mineral royalties means royalties in mines in Canada; or (b) annual gross revenues from sales in, from or into Canada exceeding Can$125 million, in either case, as determined pursuant to section 109 of the Competition Act (Canada), provided that, for the purposes of clause (c) of Schedule D, the assumption that the Effective Date is the date of this agreement will not apply.

(y)	Listing. The Acquireco Shares are listed and posted for trading on NASDAQ and the TSX.

(z)	Reservation of Shares. Acquireco has reserved sufficient Acquireco Shares to issue the Acquireco Shares contemplated under this agreement and pursuant to the Arrangement.

(aa)	Absence of Environmental Liabilities. No environmental, reclamation or closure obligations or other liabilities for which Acquireco or any of its Subsidiaries would be liable or responsible presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests or rights or relating to the operations and business of Acquireco or its Subsidiaries and there is no basis for any such obligations or liabilities to arise in the future as a result of any activity on or in respect of such property, interests, rights, operations and business. Neither Acquireco nor any of its Subsidiaries has received inquiry from or notice of any pending investigation from any Agency or of any administrative or judicial proceeding concerning the violation of any applicable Law or any such environmental, reclamation or closure obligations or other liabilities.

SCHEDULE H
REGULATORY APPROVALS

Canada

•	exemption orders from the Securities Commissions from the prospectus requirements with respect to the first trade in Exchangeable Shares

•	approval of the TSX regarding the conditional listing of the Exchangeable Shares

United States

•	filings required under the Securities Act and Securities Exchange Act, and other actions required by the SEC pursuant thereto

SCHEDULE I
SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the    ●     day of    ●    , 2010, between Royal Gold, Inc., a corporation existing under the laws of Delaware (hereinafter referred to as “RG”), [Callco], a company existing under the laws of Canada (hereinafter referred to as “Callco”) and RG Exchangeco Inc., a corporation existing under the laws of Canada (hereinafter referred to as “Canco”).

RECITALS:

(a)	in connection with an arrangement agreement (the “Arrangement Agreement”) made as of December 17, 2009 between RG, Canco and International Royalty Corporation (“IRC”), the Exchangeable Shares are to be issued to certain holders of securities of IRC pursuant to the Plan of Arrangement contemplated by the Arrangement Agreement; and

(b)	pursuant to the Arrangement Agreement, RG, Canco and Callco are required to enter into this agreement.

In consideration of the foregoing and the mutual agreements contained herein (the receipt and sufficiency of which are acknowledged), the parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

Each initially capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Share Provisions”) attaching to the Exchangeable Shares as set out in the articles of Canco. In this agreement, “including” means “including without limitation” and “includes” means “includes without limitation”.

1.2	Interpretation Not Affected by Headings

The division of this agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this agreement. Unless otherwise specified, references to an “Article” or “Section” refer to the specified Article or Section of this agreement.

1.3	Number, Gender

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4	Date for any Action

If any date on which any action is required to be taken under this agreement is not a business day, such action shall be required to be taken on the next succeeding business day. For the purposes of this agreement, a “business day” means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in Toronto, Ontario or Denver, Colorado under applicable law.

ARTICLE 2

COVENANTS OF RG AND CANCO

2.1	Covenants Regarding Exchangeable Shares

So long as any Exchangeable Shares not owned by RG or its affiliates are outstanding, RG shall:

(a)	not declare or pay any dividend or make any other distribution on the RG Shares unless (i) Canco shall (A) on the same day declare or pay, as the case may be, an equivalent dividend or other distribution (as provided for in the Share Provisions) on the Exchangeable Shares (an “Equivalent Dividend”), and (B) have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such Equivalent Dividend, or (ii) Canco shall, in the case of a dividend that is a stock dividend on the RG Shares (A) subdivide the Exchangeable Shares in lieu of a stock dividend thereon (as provided for in the Share Provisions) in a similar proportion to that in respect of the RG Shares (an “Equivalent Stock Subdivision”), and (B) have sufficient authorized but unissued securities available to enable the Equivalent Stock Subdivision;

(b)	advise Canco sufficiently in advance of the declaration by RG of any dividend or other distribution on the RG Shares and take all such other actions as are necessary or desirable, in co-operation with Canco, to ensure that (i) the respective declaration date, record date and payment date for an Equivalent Dividend on the Exchangeable Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend or other distribution on the RG Shares, or (ii) the record date and effective date for an Equivalent Stock Subdivision shall be the same as the record date and payment date for the corresponding stock dividend on the RG Shares;

(c)	ensure that the record date for any dividend or other distribution declared on the RG Shares is not less than 7 days after the declaration date of such dividend or other distribution;

(d)	take all such actions and do all such things as are necessary to enable and permit Canco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share (other than Exchangeable Shares owned by RG or its affiliates) upon the liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Canco, as the case may be, including all such actions and all such things as are necessary or desirable to enable and permit Canco to cause to be delivered RG Shares to the holders of Exchangeable Shares in accordance with the provisions of Sections 5, 6 or 7, as the case may be, of the Share Provisions;

(e)	take all such actions and do all such things as are necessary or desirable to enable and permit Callco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right (as defined in the Plan of Arrangement) or the Redemption Call Right, including all such actions and all such things as are necessary or desirable to enable and permit Callco to cause to be delivered RG Shares to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right, as the case may be; and

(f)	except in connection with any event, circumstance or action which causes or could cause the occurrence of a Redemption Date, not exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs.

2.2	Segregation of Funds

RG shall cause Canco to deposit a sufficient amount of funds in a separate account of Canco and segregate a sufficient amount of such other assets and property as is necessary to enable Canco to pay dividends when due and to pay or otherwise satisfy its respective obligations under Sections 5, 6 and 7 of the Share Provisions, as applicable.

2.3	Reservation of RG Shares

RG hereby represents, warrants and covenants in favour of Canco and Callco that RG has reserved for issuance and shall, at all times while any Exchangeable Shares (other than Exchangeable Shares held by RG or its affiliates) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of RG Shares (or other shares or securities into which RG Shares may be reclassified or changed as contemplated by Section 2.7): (a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and (b) as are now and may hereafter be required to enable and permit RG to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment pursuant to which RG may now or hereafter be required to issue RG Shares, to enable and permit Callco or RG, as the case may be, to meet its obligations under each of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right and the Redemption Call Right and to enable and permit Canco to meet its obligations hereunder and under the Share Provisions.

2.4	Notification of Certain Events

In order to assist RG to comply with its obligations hereunder and to permit Callco or RG to exercise, as the case may be, the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right and the Redemption Call Right, Canco shall notify RG and Callco of each of the following events at the time set forth below:

(a)	in the event of any determination by the Board of Directors of Canco to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Canco or to effect any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b)	promptly, upon the earlier of receipt by Canco of notice of and Canco otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Canco or to effect any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs;

(c)	immediately, upon receipt by Canco of a Retraction Request;

(d)	on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Share Provisions;

(e)	as soon as practicable upon the issuance by Canco of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares pursuant to the Arrangement); and

(f)	promptly, upon receiving notice of a Change of Law (as defined in the Plan of Arrangement).

2.5	Delivery of RG Shares to Canco and Callco

In furtherance of its obligations under Section 2.1(d) and Section 2.1(e), upon notice from Canco or Callco of any event that requires Canco or Callco to cause to be delivered RG Shares to any holder of Exchangeable Shares, RG shall forthwith allot, issue and deliver or cause to be delivered to the relevant holder of Exchangeable Shares as directed by Canco or Callco the requisite number of RG Shares to be allotted to, received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Shares (but, for the avoidance of doubt, not to Canco or Callco). All such RG Shares shall be duly authorized and validly issued as fully paid and shall be free and clear of any lien, claim or encumbrance. In consideration of the issuance and delivery of each such RG Share, Canco or Callco, as the case may be, shall ascribe a cash amount or pay a purchase price equal to the fair market value of such RG Shares.

2.6	Qualification of RG Shares

If any RG Shares (or other shares or securities into which RG Shares may be reclassified or changed as contemplated by Section 2.7) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any United States or Canadian federal, state, provincial or territorial securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority in the United States or Canada or the fulfillment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued by RG and delivered by RG at the direction of Callco or Canco, if applicable, to the holder of surrendered Exchangeable Shares or in order that such shares (or such other shares or securities) may be freely traded (other than any restrictions of general application on transfer by reason of a holder being a “control person” for purposes of Canadian federal, provincial or territorial securities Law or the equivalent thereof under any United States Laws), RG shall use its commercially reasonable efforts (which, for greater certainty, shall not require RG to consent to a term or condition of an approval or consent which RG reasonably determines could have a materially adverse effect on RG or its subsidiaries) to cause such RG Shares (or such other shares or securities) to be and remain duly registered, qualified or approved under United States and/or Canadian law. RG shall use its commercially reasonable efforts (which, for greater certainty, shall not require RG to consent to a term or condition of an approval or consent which RG reasonably determines could have a materially adverse effect on RG or its subsidiaries) to cause all RG Shares (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding RG Shares (or such other shares or securities) have been listed by RG and remain listed and are quoted or posted for trading at such time.

2.7	Economic Equivalence

So long as any Exchangeable Shares not owned by RG or its affiliates are outstanding:

(a)	RG shall not without prior approval of Canco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 11(2) of the Share Provisions:

(i)	issue or distribute RG Shares (or securities exchangeable for or convertible into or carrying rights to acquire RG Shares) to the holders of all or substantially all of the then outstanding RG Shares by way of stock dividend or other distribution, other than an issue of RG Shares (or securities exchangeable for or convertible into or carrying rights to acquire RG Shares) to holders of RG Shares (i) who exercise an option to receive dividends in RG Shares (or securities exchangeable for or convertible into or carrying rights to acquire RG Shares) in lieu of receiving cash dividends, or (ii) pursuant to any dividend reinvestment plan or similar arrangement; or

(ii)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding RG Shares entitling them to subscribe for or to purchase RG Shares (or securities exchangeable for or convertible into or carrying rights to acquire RG Shares); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding RG Shares (A) shares or securities (including evidence of indebtedness) of RG of any class (other than RG Shares or securities convertible into or exchangeable for or carrying rights to acquire RG Shares), or (B) rights, options, warrants or other assets other than those referred to in Section 2.7(a)(ii);

unless in each case the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares and at least 7 days prior written notice thereof is given to the holders of Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by RG in order to give effect to and to consummate, is in furtherance of or is otherwise in connection with the transactions contemplated by, and in accordance with, the Plan of Arrangement.

(b)	RG shall not without the prior approval of Canco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10(2) of the Share Provisions:

(i)	subdivide, redivide or change the then outstanding RG Shares into a greater number of RG Shares; or

(ii)	reduce, combine, consolidate or change the then outstanding RG Shares into a lesser number of RG Shares; or

(iii)	reclassify or otherwise change RG Shares or effect an amalgamation, merger, arrangement, reorganization or other transaction affecting RG Shares;

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares and at least seven days prior written notice is given to the holders of Exchangeable Shares.

(c)	RG shall ensure that the record date for any event referred to in Section 2.7(a) or Section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five business days after the date on which such event is declared or announced by RG (with contemporaneous notification thereof by RG to Canco).

(d)	The Board of Directors of Canco shall determine, acting in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in Section 2.7(a) or Section 2.7(b) and each such determination shall be conclusive and binding on RG. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors of Canco to be relevant, be considered by the Board of Directors of Canco:

(i)	in the case of any stock dividend or other distribution payable in RG Shares, the number of such shares issued in proportion to the number of RG Shares previously outstanding;

(ii)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase RG Shares (or securities exchangeable for or convertible into or carrying rights to acquire RG Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of a RG Share;

(iii)	in the case of the issuance or distribution of any other form of property (including any shares or securities of RG of any class other than RG Shares, any rights, options or warrants other than those referred to in Section 2.7(d)(ii), any evidences of indebtedness of RG or any assets of RG), the relationship between the fair market value (as determined by the Board of Directors of Canco in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding RG Share and the Current Market Price of a RG Share;

(iv)	in the case of any subdivision, redivision or change of the then outstanding RG Shares into a greater number of RG Shares or the reduction, combination, consolidation or change of the then outstanding RG Shares into a lesser number of RG Shares or any amalgamation, merger, arrangement, reorganization or other transaction affecting RG Shares, the effect thereof upon the then outstanding RG Shares; and

(v)	in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of RG Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing withholding taxes and marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

(e)	Canco agrees that, to the extent required, upon due notice from RG, Canco shall use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Canco, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the RG Shares and Exchangeable Shares as provided for in this Section 2.7.

2.8	Tender Offers

In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to RG Shares (an “Offer”) is proposed by RG or is proposed to RG or its shareholders and is recommended by the Board of Directors of RG, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of RG, and the Exchangeable Shares are not redeemed by Canco or purchased by Callco pursuant to the Redemption Call Right, RG shall expeditiously and in good faith take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than RG and its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of RG Shares, without discrimination. Without limiting the generality of the foregoing, RG shall expeditiously and in good faith take all such actions and do all such things as are necessary or desirable to ensure that holders of Exchangeable Shares may participate in each such Offer without being required to retract Exchangeable Shares as against Canco (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of Canco to redeem (or Callco to purchase pursuant to the Redemption Call Right) Exchangeable Shares, as applicable, in the event of an RG Control Transaction.

2.9	Ownership of Outstanding Shares

Without the prior approval of Canco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10(2) of the Share Provisions, RG covenants and agrees in favour of Canco that, as long as any outstanding Exchangeable Shares are owned by any person other than RG or any of its affiliates, RG shall be and remain the direct or indirect beneficial owner of all issued and outstanding voting shares in the capital of Canco and Callco. Notwithstanding the foregoing, but subject to Article 3, RG shall not be in violation of this Section 2.9 if any person or group of persons acting jointly or in concert acquire all or substantially all of the assets of RG or the RG Shares pursuant to any merger of RG pursuant to which RG was not the surviving corporation.

2.10	RG and Affiliates Not to Vote Exchangeable Shares

RG covenants and agrees that it shall appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. RG further covenants and agrees that it shall not, and shall cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the CBCA (or any successor or other corporate statute by which Canco may in the future be governed) with respect to any Exchangeable Shares held by it or by its affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.11	Ordinary Market Purchases

For certainty, nothing contained in this agreement, including the obligations of RG contained in Section 2.8, shall limit the ability of RG (or any of its subsidiaries including, without limitation, Callco or Canco) to make ordinary market purchases of RG Shares in accordance with applicable laws and regulatory or stock exchange requirements.

2.12	Stock Exchange Listing

RG covenants and agrees in favour of Canco that, as long as any outstanding Exchangeable Shares are owned by any person other than RG or any of its affiliates, RG shall use reasonable efforts to maintain a listing for such Exchangeable Shares on The Toronto Stock Exchange.

ARTICLE 3

RG SUCCESSORS

3.1	Certain Requirements in Respect of Combination, etc.

So long as any Exchangeable Shares not owned by RG or its affiliates are outstanding, RG shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom, provided that it may do so if:

(a)	such other person or continuing corporation (the “RG Successor”) by operation of law, becomes, without more, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the RG Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such RG Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of RG under this agreement; and

(b)	such transaction shall be upon such terms and conditions as to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Exchangeable Shares.

3.2	Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon the RG Successor and such other person that may then be the issuer of the RG Shares shall possess and from time to time may exercise each and every right and power of RG under this agreement in the name of RG or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of RG or any officers of RG may be done and performed with like force and effect by the directors or officers of such RG Successor.

3.3	Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing (i) the amalgamation or merger of any wholly-owned direct or indirect subsidiary of RG with or into RG, (ii) the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of RG, provided that all of the assets of such subsidiary are transferred to RG or another wholly-owned direct or indirect subsidiary of RG, or (iii) any other distribution of the assets of any wholly-owned direct or indirect subsidiary of RG among the shareholders of such subsidiary for the purpose of winding up its affairs, and any such transactions are expressly permitted by this Article 3.

3.4	Successorship Transaction

Notwithstanding the foregoing provisions of Article 3, in the event of an RG Control Transaction:

(a)	in which RG merges or amalgamates with, or in which all or substantially all of the then outstanding RG Shares are acquired by, one or more other corporations to which RG is, immediately before such merger, amalgamation or acquisition, “related” within the meaning of the Tax Act (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof);

(b)	which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of that definition; and

(c)	in which all or substantially all of the then outstanding RG Shares are converted into or exchanged for shares or rights to receive such shares (the “Other Shares”) or another corporation (the “Other Corporation”) that, immediately after such RG Control Transaction, owns or controls, directly or indirectly, RG;

then all references herein to “RG” shall thereafter be and be deemed to be references to “Other Corporation” and all references herein to “RG Shares” shall thereafter be and be deemed to be references to “Other Shares” (with appropriate adjustments if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or Article 5 of the Plan of Arrangement or exchange of such shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the RG Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or Article 5 of the Plan of Arrangement, or exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the RG Control Transaction and the RG Control Transaction was completed) without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

ARTICLE 4

GENERAL

4.1	Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any person other than RG and any of its affiliates.

4.2	Changes in Capital of RG and Canco

At all times after the occurrence of any event contemplated pursuant to Section 2.7 and Section 2.8 or otherwise, as a result of which either RG Shares or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which RG Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3	Severability

If any term or other provision of this agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.4	Amendments, Modifications

(a)	Subject to Section 4.2, Section 4.3 and Section 4.5 this agreement may not be amended or modified except by an agreement in writing executed by Canco, Callco and RG and approved by the holders of the Exchangeable Shares in accordance with Section 11(2) of the Share Provisions.

(b)	No amendment or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.5	Ministerial Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a)	adding to the covenants of any or all parties provided that the Board of Directors of each of Canco, Callco and RG shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b)	making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Canco, Callco and RG, it may be expedient to make, provided that each such Board of Directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(c)	making such changes or corrections which, on the advice of counsel to Canco, Callco and RG, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Boards of Directors of each of Canco, Callco and RG shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

4.6	Meeting to Consider Amendments

Canco, at the request of RG, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.4. Any such meeting or meetings shall be called and held in accordance with the bylaws of Canco, the Share Provisions and all applicable laws.

4.7	Enurement

This agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

4.8	Notices to Parties

Any notice and other communications required or permitted to be given pursuant to this agreement shall be sufficiently given if delivered in person or if sent by facsimile transmission (provided such transmission is recorded as being transmitted successfully) to the parties at the following addresses:

(i)	In the case of RG, Canco or Callco to the following address:

Royal Gold, Inc.
Attn: Mr. Bruce Kirchhoff, Vice President and General Counsel
1660 Wynkoop Street
Suite 1000
Denver, Colorado 80102-1132

Tel: (303) 573-1660
Fax: (303) 573-9385

With a copy to (which shall not constitute notice):

McCarthy Tétrault LLP
Attn: Mr. Graham Gow
66 Wellington Street West
Suite 5300
Toronto-Dominion Bank Tower
Toronto, Ontario M5K 1E6

Tel: (416) 362-1812
Fax: (416) 868-0673

and:

Hogan & Hartson LLP
Attn: Mr. Paul Hilton
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, Colorado 80202

Tel: (303) 899-7300
Fax: (303) 899-7333

or at such other address as the party to which such notice or other communication is to be given has last notified the party given the same in the manner provided in this section, and if not given the same shall be deemed to have been received on the date of such delivery or sending.

4.9	Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.10	Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising hereunder or related hereto.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first above written.

ROYAL GOLD, INC.

By:
Name:
Title:

[CALLCO]

By:
Name:
Title:

RG EXCHANGECO INC.

By:
Name:
Title:

SCHEDULE J

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the    ●     day of    ●    , 2010, between Royal Gold, Inc., a corporation existing under the laws of Delaware (hereinafter referred to as “RG”), RG Exchangeco Inc., a corporation existing under the laws of Canada (hereinafter referred to as “Canco”), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (hereinafter referred to as the “Trustee”).

RECITALS:

A	In connection with an amended and restated arrangement agreement (as further amended, supplemented and/or restated, the “Arrangement Agreement”) made as of January 15, 2010 between RG, Canco and IRC, the Exchangeable Shares are to be issued to certain holders of securities of IRC pursuant to the Plan of Arrangement contemplated in the Arrangement Agreement;

B	Pursuant to the Arrangement Agreement, RG and Canco are required to enter into this agreement.

In consideration of the foregoing and the mutual agreements contained herein (the receipt and sufficiency of which are acknowledged), the parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this agreement, each initially capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Share Provisions”) attaching to the Exchangeable Shares as set out in the articles of Canco and the following terms shall have the following meanings:

“Authorized Investments” means short term interest-bearing or discount debt obligations issued or guaranteed by the Government of Canada or any province thereof or a Canadian chartered bank (which may include an affiliate or related party of the Trustee), maturing not more than one year from the date of investment, provided that each such obligation is rated at least RI (middle) by DBRS Inc. or any equivalent rating by Canadian Bond Rating Service.

“Automatic Exchange Right” means the benefit of the obligation of RG to effect the automatic exchange of Exchangeable Shares for RG Shares pursuant to Section 5.12.

“Beneficiaries” means the registered holders from time to time of Exchangeable Shares, other than RG’s affiliates.

“Beneficiary Votes” has the meaning ascribed thereto in Section 4.2.

“Board of Directors” means the Board of Directors of Canco.

“Exchange Right” has the meaning ascribed thereto in Section 5.1.

“Exchangeable Shares” means the exchangeable shares in the capital of Canco as more particularly described in Appendix 1 to Schedule B.

“including” means “including without limitation” and “includes” means “includes without limitation”.

“Indemnified Parties” has the meaning ascribed thereto in Section 8.1.

“Insolvency Event” means (i) the institution by Canco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Canco to the institution of bankruptcy, insolvency or winding-up proceedings against it, or (ii) the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Canco to contest in good faith any such proceedings commenced in respect of Canco within 30 days of becoming aware thereof, or the consent by Canco to the filing of any such petition or to the appointment of a receiver, or (iii) the making by Canco of a general assignment for the benefit of creditors, or the admission in writing by Canco of its inability to pay its debts generally as they become due, or (iv) Canco not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 10(2) of the Share Provisions.

“Liquidation Event” has the meaning ascribed thereto in Section 5.12(2).

“Liquidation Event Effective Date” has the meaning ascribed thereto in Section 5.12(3).

“List” has the meaning ascribed thereto in Section 4.6.

“Officer’s Certificate” means, with respect to RG or Canco, as the case may be, a certificate signed by any officer or director of RG or Canco, as the case may be.

“RG Meeting” has the meaning ascribed thereto in Section 4.2.

“RG Special Voting Share” means the special voting share in the capital of RG which entitles the holder of record to a number of votes at meetings of holders of RG Shares equal to the number of Exchangeable Shares outstanding from time to time (excluding Exchangeable Shares held by RG and affiliates of RG), which share is to be issued to and voted by, the Trustee as described herein.

“RG Successor” has the meaning ascribed thereto in Section 10.1(a).

“Support Agreement” means that certain support agreement of even date between Canco, Callco and RG in the form of Schedule I to the Arrangement Agreement, as amended in accordance with the terms of the Support Agreement.

“Trust” means the trust created by this agreement.

“Trust Estate” means the RG Special Voting Share, any other securities, the Automatic Exchange Right, the Exchange Right and any money or other property which may be held by the Trustee from time to time pursuant to this agreement.

“Trustee” means Computershare Trust Company of Canada and, subject to the provisions of Article 9, includes any successor trustee.

“Voting Rights” means the voting rights attached to the RG Special Voting Share.

1.2	Interpretation Not Affected by Headings, etc.

The division of this agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this agreement. Unless otherwise specified, references to an “Article” or “section” refer to the specified Article or section of this agreement.

1.3	Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4	Date for any Action

If any date on which any action is required to be taken under this agreement is not a business day, such action shall be required to be taken on the next succeeding business day.

ARTICLE 2

PURPOSE OF AGREEMENT

2.1	Establishment of Trust

The purpose of this agreement is to create the Trust for the benefit of the Beneficiaries as herein provided. RG, as the settlor of the Trust, hereby appoints the Trustee as trustee of the Trust. The delivery by RG of $1.00 for the purpose of settling the Trust is hereby acknowledged by the Trustee. The Trustee shall hold the RG Special Voting Share in order to enable the Trustee to exercise the Voting Rights and shall hold the Automatic Exchange Right and the Exchange Right in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this agreement.

ARTICLE 3

RG SPECIAL VOTING SHARE

3.1	Issue and Ownership of the RG Special Voting Share

Immediately following execution of this agreement, RG shall issue to the Trustee the RG Special Voting Share (and shall deliver the certificate representing such share to the Trustee) to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this agreement. RG hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of $1.00 and other good and valuable consideration (and the adequacy thereof) for the issuance of the RG Special Voting Share by RG to the Trustee. During the term of the Trust and subject to the terms and conditions of this agreement, the Trustee shall possess and be vested with full legal ownership of the RG Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the RG Special Voting Share provided that the Trustee shall:

(a)	hold the RG Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this agreement; and

(b)	except as specifically authorized by this agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the RG Special Voting Share and the RG Special Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this agreement.

3.2	Legended Share Certificates

Canco shall cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the portion of the Voting Rights in respect of the Exchangeable Shares of the Beneficiaries.

3.3	Safe Keeping of Certificate

The certificate representing the RG Special Voting Share shall at all times be held in safe keeping by the Trustee or its duly authorized agent.

ARTICLE 4

EXERCISE OF VOTING RIGHTS

4.1	Voting Rights

The Trustee, as the holder of record of the RG Special Voting Share, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy attaching to the RG Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of RG at an RG Meeting. The Voting Rights shall be and remain vested in and exercised by the Trustee subject to the terms of this agreement. Subject to Section 6.15:

(a)	the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries on the record date established by RG or by applicable law for such RG Meeting or RG Consent who are entitled to instruct the Trustee as to the voting thereof; and

(b)	to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2	Number of Votes

(1)	With respect to all meetings of shareholders of RG at which holders of RG Shares are entitled to vote (each, an “RG Meeting”) and with respect to all written consents sought from shareholders of RG, including holders of the RG Shares (each, an “RG Consent”), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise for each Exchangeable Share owned of record by a Beneficiary on the record date established by RG or by applicable law for such RG Meeting or RG Consent, as the case may be (collectively, the “Beneficiary Votes”), in respect of each matter, question, proposal or proposition to be voted on at such RG Meeting or consented to in connection with such RG Consent, a pro rata number of Voting Rights determined by reference to the total number of outstanding

Exchangeable Shares not owned by RG and its affiliates on the record date established by RG or by applicable law for such RG Meeting or RG Consent.

(2)	The aggregate Voting Rights on a poll at an RG Meeting shall consist of a number of votes equal to one vote per outstanding Exchangeable Share from time to time not owned by RG and its affiliates on the record date established by RG or by applicable law for such RG Meeting or RG Consent, and for which the Trustee has received voting instructions from the Beneficiary. Pursuant to the terms of the Special Voting Share, the Trustee or its proxy is entitled on a vote on a show of hands to one vote in addition to any votes which may be cast by a Beneficiary (or its nominee) on a show of hands as proxy for the Trustee. Any Beneficiary who chooses to attend an RG Meeting in person, and who is entitled to vote in accordance with Section 4.8(2), shall be entitled to one vote on a show of hands.

4.3	Mailings to Shareholders

(1)	With respect to each RG Meeting, the Trustee shall use its reasonable efforts promptly to mail or cause to be mailed (or otherwise communicate in the same manner as RG utilizes in communications to holders of RG Shares subject to applicable regulatory requirements and provided that such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence wherever practicable on the same day as the mailing or notice (or other communication) with respect thereto is commenced by RG to its shareholders:

(a)	a copy of such notice, together with any related materials, including any circular or information statement or listing particulars, to be provided to shareholders of RG;

(b)	a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such RG Meeting or, pursuant to Section 4.7, to attend such RG Meeting and to exercise personally the Beneficiary Votes thereat;

(c)	a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i)	a proxy to such Beneficiary or his, her or its designee to exercise personally the Beneficiary Votes; or

(ii)	a proxy to a designated agent or other representative of RG to exercise such Beneficiary Votes;

(d)	a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e)	a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f)	a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of an RG Meeting shall not be earlier than the close of business on the fourth business day prior to such meeting, and of the method for revoking or amending such instructions.

(2)	The materials referred to in this Section 4.3 shall be provided to the Trustee by RG, and the materials referred to in Section 4.3(1)(c), Section 4.3(1)(e) and Section 4.3(1)(f) shall (if reasonably practicable to do so) be subject to reasonable comment by the Trustee in a timely manner. Subject to the foregoing, RG shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of RG Shares. RG agrees not to communicate with holders of RG Shares with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Notwithstanding the foregoing, RG may at its option exercise the duties of the Trustee to deliver copies of all materials to all Beneficiaries as required by this Section 4.3 so long as in each case RG delivers a certificate to the Trustee stating that RG has undertaken to perform the obligations set forth in this Section 4.3.

(3)	For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any RG Meeting, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by RG or by applicable law for purposes of determining shareholders entitled to vote at such RG Meeting. RG shall notify the Trustee of any decision of the board of directors of RG with respect to the calling of any RG Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4	Copies of Shareholder Information

RG shall deliver to the Trustee copies of all proxy materials (including notices of RG Meetings but excluding proxies to vote RG Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed by RG from time to time to holders of RG Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send or cause to send those materials to each Beneficiary at the same time as such materials are first sent to holders of RG Shares. The Trustee shall mail or otherwise send to each Beneficiary, at the expense of RG, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by RG) received by the Trustee from RG contemporaneously with the sending of such materials to holders of RG Shares. The Trustee shall also make available for inspection by any Beneficiary at the Trustee’s principal office in Calgary all proxy materials, information statements, reports and other written communications that are:

(a)	received by the Trustee as the registered holder of the RG Special Voting Share and made available by RG generally to the holders of RG Shares; or

(b)	specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by RG.

Notwithstanding the foregoing, RG at its option may exercise the duties of the Trustee to deliver copies of all such materials to each Beneficiary as required by this Section 4.4 so long as in each case RG delivers a certificate to the Trustee stating that RG has undertaken to perform the obligations set forth in this Section 4.4.

4.5	Other Materials

As soon as reasonably practicable after receipt by RG or shareholders of RG (if such receipt is known by RG) of any material sent or given by or on behalf of a third party to holders of RG Shares generally, including dissident proxy and information circulars (and related information and material) and take-over bid and securities exchange take-over bid circulars (and related information and material), provided such material has not been sent to the Beneficiaries by or on behalf of such third party, RG shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee shall mail or otherwise send to each Beneficiary, at the expense of RG, copies of all such materials received by the Trustee from RG. The Trustee shall also make available for inspection by any Beneficiary at the Trustee’s principal office in Toronto copies of all such materials. Notwithstanding the foregoing, RG at its option may exercise the duties of the Trustee to deliver copies of all such materials to each Beneficiary as required by this Section 4.5 so long as in each case RG delivers a certificate to the Trustee stating that RG has undertaken to perform the obligations set forth in this Section 4.5.

4.6	List of Persons Entitled to Vote

Canco shall, (a) prior to each annual, general and extraordinary RG Meeting and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with an RG Meeting, at the close of business on the record date established by RG or pursuant to applicable law for determining the holders of RG Shares entitled to receive notice of and/or to vote at such RG Meeting. Each such List shall be delivered to the Trustee promptly after receipt by Canco of such request or the record date for such meeting and in any event within sufficient time as to permit the Trustee to perform its obligations under this agreement. RG agrees to give Canco notice (with a copy to the Trustee) of the calling of any RG Meeting, together with the record date therefor, sufficiently prior to the date of the calling of such meeting so as to enable Canco to perform its obligations under this Section 4.6.

4.7	Entitlement to Direct Votes

Subject to Section 4.8 and Section 4.11, any Beneficiary named in a List prepared in connection with any RG Meeting shall be entitled (a) to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8	Voting by Trustee and Attendance of Trustee Representative at Meeting

(1)	In connection with each RG Meeting, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions) other than any Beneficiary Votes that are the subject of Section 4.8(2); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(2)	The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each RG Meeting. Upon submission by a Beneficiary (or its designee) named in the List prepared in connection with the relevant meeting of identification satisfactory to the Trustee’s representative, and at the Beneficiary’s request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary (or its designee) exercising such Beneficiary Votes in accordance with such proxy shall have the same rights in respect of such Beneficiary Votes as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9	Distribution of Written Materials

Any written materials distributed by the Trustee pursuant to this agreement shall be sent by mail (or otherwise communicated in the same manner as RG utilizes in communications to holders of RG Shares subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of Canco. RG agrees not to communicate with holders of RG Shares with respect to such written materials otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Canco shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a)	a current List; and

(b)	upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this agreement.

Canco’s obligations under this Section 4.9 shall be deemed satisfied to the extent RG exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and Canco provides the required information and materials to RG.

4.10	Termination of Voting Rights

All of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to RG, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon (i) the delivery by such holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the occurrence of the automatic exchange of Exchangeable Shares for RG Shares, as specified in Article 5 (unless RG shall not have delivered the requisite RG Shares issuable in exchange therefor to the Trustee pending delivery to the Beneficiaries), or (ii) the retraction or redemption of Exchangeable Shares pursuant to Section 6 or 7 of the Share Provisions, or (iii) the effective date of the liquidation, dissolution or winding-up of Canco pursuant to Section 5 of the Share Provisions, or (iv) the purchase of Exchangeable Shares from the holder thereof by Callco pursuant to the exercise by Callco of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right, or upon the purchase of Exchangeable Shares form the holders thereof by RG or Callco pursuant to the exercise by RG or Callco of the Change of Law Call Right (as defined in the Plan of Arrangement).

4.11	Disclosure of Interest in Exchangeable Shares

The Trustee and/or Canco shall be entitled to require any Beneficiary or any person who the Trustee and/or Canco know or have reasonable cause to believe to hold any interest whatsoever in an Exchangeable Share to confirm that fact or to give such details as to whom has an interest in such Exchangeable Share as would be required (if the Exchangeable Shares were a class of “voting or equity securities” of Canco) under section 102.1 of the Securities Act (Ontario), as amended from time to time, or as would be required under the articles of RG or any laws or regulations, or pursuant to the rules or regulations of any Agency, if the Exchangeable Shares were RG Shares. If a Beneficiary does not provide the information required to be provided by such Beneficiary pursuant to this Section 4.11, the board of directors of RG may take any action permitted under the articles of RG or any laws or regulations, or pursuant to the rules or regulations of any Agency, with respect to the Voting Rights relating to the Exchangeable Shares held by such Beneficiary.

ARTICLE 5

EXCHANGE AND AUTOMATIC EXCHANGE

5.1	Grant of Exchange Right and Automatic Exchange Right

(1)	RG hereby grants to Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the “Exchange Right”), upon the occurrence and during the continuance of an Insolvency Event, to require RG to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by such Beneficiary and the Automatic Exchange Right, all in accordance with the provisions of this agreement. RG hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Right by RG to the Trustee.

(2)	During the term of the Trust and subject to the terms and conditions of this agreement, the Trustee shall possess and be vested with full legal ownership of the Automatic Exchange Right and the Exchange Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Automatic Exchange Right and the Exchange Right, provided that the Trustee shall:

(a)	hold the Automatic Exchange Right and the Exchange Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this agreement; and

(b)	except as specifically authorized by this agreement, have no power or authority to exercise or otherwise deal in or with the Automatic Exchange Right or the Exchange Right, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this agreement.

(3)	The obligations of RG to issue RG Shares pursuant to the Automatic Exchange Right or the Exchange Right are subject to all applicable laws and regulatory or stock exchange requirements.

5.2	Legended Share Certificates

Canco shall cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a)	their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Beneficiary; and

(b)	the Automatic Exchange Right.

5.3	General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4	Purchase Price

The purchase price payable by RG for each Exchangeable Share to be purchased by RG under the Exchange Right shall be an amount per share equal to (i) the Current Market Price of an RG Share on the day before the exchange, which shall be satisfied in full by RG issuing to the Beneficiary one RG Share, plus (ii) an additional amount equal to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of the exchange. In connection with each exercise of the Exchange Right, RG shall provide to the Trustee an Officer’s Certificate setting forth the calculation of the purchase price for each Exchangeable Share.

5.5	Exercise Instructions

Subject to the terms and conditions set forth herein, a Beneficiary shall be entitled upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Canco. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or at such other place as the Trustee may from time to designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires RG to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as the Trustee, RG and Canco may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require RG to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by RG free and clear of all liens, claims, security interests and encumbrances, (iii) the names in which the certificates representing RG Shares issuable in connection with the exercise of the Exchange Right are to be issued, and (iv) the names and addresses of the persons to whom such new certificates should be delivered, and (b) payment (or evidence satisfactory to the Trustee, RG and Canco of payment) of the taxes (if any) payable as contemplated by Section 5.7 of this agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by RG under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Canco.

5.6	Delivery of RG Shares; Effect of Exercise

Promptly after the receipt by the Trustee of the certificates representing the Exchangeable Shares which the Beneficiary desires RG to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any payable as contemplated by Section 5.7 or evidence thereof), duly endorsed for transfer to RG, the Trustee shall notify RG and Canco of its receipt of the same, which notice to RG and Canco shall constitute exercise of the Exchange Right by the Trustee on behalf of the Beneficiary in respect of such Exchangeable Shares, and RG shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary in respect of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the Exchangeable Share Consideration deliverable in connection with the exercise of the Exchange Right; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Canco and RG of the payment of) the taxes (if any) payable as contemplated by Section 5.7 of this agreement. Immediately upon the giving of notice by the Trustee to RG and Canco of the exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary of such Exchangeable Shares shall be deemed to have transferred to RG all of such Beneficiary’s right, title and interest in and to such Exchangeable Shares and in the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total Exchangeable Share Consideration therefor, unless such Exchangeable Share Consideration is not delivered by RG to the Trustee for delivery to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary) within three business days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Exchangeable Share Consideration is delivered by RG and any cheque included therein is paid. Upon delivery of such Exchangeable Share Consideration to the Trustee, the Trustee shall promptly deliver such Exchangeable Share Consideration to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the RG Shares delivered to it pursuant to the Exchange Right.

5.7	Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to RG pursuant to the Exchange Right or the Automatic Exchange Right, the share certificate or certificates representing RG Shares to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Beneficiary in respect of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of RG, Canco or the Trustee shall be required to pay) any documentary, stamp, transfer of other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or (b) shall have evidenced to the satisfaction of RG that such taxes, if any, have been paid.

5.8	Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Canco and RG shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Canco and RG of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee shall mail to each Beneficiary, at the expense of RG (such funds to be received in advance), a notice of such Insolvency Event in the form provided by RG, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.9	Failure to Retract

Upon the occurrence of an event referred to in paragraph (iv) of the definition of Insolvency Event, Canco hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Canco or to the transfer agent of the Exchangeable Shares (including a copy of the retraction request delivered pursuant to Section 6(1) of the Share Provisions) in connection with such proposed redemption of the Retracted Shares.

5.10	Listing of RG Shares

RG covenants that if any RG Shares to be issued and delivered pursuant to the Automatic Exchange Right or the Exchange Right require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any Agency under any United States or Canadian federal, provincial or territorial law or regulation or pursuant to the rules and regulations of any Agency or the fulfillment of any other United States or Canadian legal requirement before such shares may be issued and delivered by RG to the initial holder thereof or in order that such shares may be freely traded (other than any restrictions of general application on transfer by reason of a holder being a “control person” or the equivalent of RG for purposes of Canadian securities Law or any United States equivalent), RG shall use its commercially reasonable efforts (which, for greater certainty, shall not require RG to consent to a term or condition of an approval or consent which RG reasonably determines could have a materially adverse effect on RG or its subsidiaries) to cause such RG Shares (or such other shares or securities) to be and remain duly registered, qualified or approved. RG shall use its commercially reasonable efforts (which, for greater certainty, shall not require RG to consent to a term or condition of an approval or consent which RG reasonably determines could have a materially adverse effect on RG or its subsidiaries) to cause all RG Shares (or such other shares or securities) to be delivered pursuant to the Automatic Exchange Right or the Exchange Right to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding RG Shares have been listed by RG and remain listed and are quoted or posted for trading at such time.

5.11	RG Shares

RG hereby represents, warrants and covenants that the RG Shares issuable as described herein will be duly authorized and validly issued as fully paid and shall be free and clear of any lien, claim or encumbrance.

5.12	Automatic Exchange on Liquidation of RG

(1)	RG shall give the Trustee written notice of each of the following events at the time set forth below:

(a)	in the event of any determination by the board of directors of RG to institute voluntary liquidation, dissolution or winding-up proceedings with respect to RG or to effect any other distribution of assets of RG among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(b)	as soon as practicable following the earlier of (A) receipt by RG of notice of, and (B) RG otherwise becoming aware of any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of RG or to effect any other distribution of assets of RG among its shareholders for the purpose of winding up its affairs, in each case where RG has failed to contest in good faith any such proceeding commenced in respect of RG within 30 days of becoming aware thereof.

(2)	As soon as practicable following receipt by the Trustee from RG of notice of any event (a “Liquidation Event”) contemplated by Section 5.12(1)(a) or Section 5.12(1)(b), the Trustee shall give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by RG and shall include a brief description of the automatic exchange of Exchangeable Shares for RG Shares provided for in Section 5.12(3).

(3)	In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of RG Shares in the distribution of assets of RG in connection with a Liquidation Event, immediately prior to the effective date (the “Liquidation Event Effective Date”) of a Liquidation Event, all of the then outstanding Exchangeable Shares shall be automatically exchanged for RG Shares. To effect such automatic exchange, RG shall purchase each Exchangeable Share outstanding immediately prior to the Liquidation Event Effective Date and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, free and clear of any lien, claim or encumbrance, for a purchase price per share equal to (i) the Current Market Price of an RG Share on the day prior to the Liquidation Event Effective Date, which shall be satisfied in full by RG issuing to the Beneficiary one RG Share, plus (ii) an additional amount equal to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of the exchange. RG shall provide the Trustee with an Officer’s Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. Upon payment by RG of such purchase price, the relevant Beneficiary shall cease to have any right to be paid by Canco any amount in respect of declared and unpaid dividends on each Exchangeable Share.

(4)	The closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for RG Shares shall be deemed to have occurred immediately prior to the Liquidation Event Effective Date, and each Beneficiary shall be deemed to have transferred to RG all of the Beneficiary’s right, title and interest in and to such Beneficiary’s Exchangeable Shares free and clear of any lien, claim or encumbrance and the related interest in the Trust Estate and each such Beneficiary shall cease to be a holder of such Exchangeable Shares and RG shall issue to the Beneficiary the RG Shares issuable upon the automatic exchange of Exchangeable Shares for RG Shares and on the applicable payment date shall deliver to the Trustee for delivery to the Beneficiary a cheque for the balance, if any, of the purchase price for such Exchangeable Shares, without interest, in each case less any amounts withheld pursuant to Section 5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall become the holder of the RG Shares issued pursuant to the automatic exchange of such Beneficiary’s Exchangeable Shares for RG Shares and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with RG pursuant to such automatic exchange shall thereafter be deemed to represent RG Shares issued to the Beneficiary by RG pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent RG Shares, duly endorsed in blank and accompanied by such instruments of transfer as RG may reasonably require, RG shall deliver or cause to be delivered to the Beneficiary certificates representing the RG Shares of which the Beneficiary is the holder.

5.13	Withholding Rights

RG, Canco and the Trustee shall be entitled to deduct and withhold from any dividend, distribution, price or other consideration otherwise payable under this agreement to any holder of Exchangeable Shares or RG Shares such amounts as RG, Canco or the Trustee is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or United States tax Laws or any provision of provincial, state, local or foreign tax Law, in each case as amended or succeeded. The Trustee may act and rely on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing Agency. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, RG, Canco and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to RG, Canco or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and RG, Canco or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 6

CONCERNING THE TRUSTEE

6.1	Powers and Duties of the Trustee

(1)	The rights, powers, duties and authorities of the Trustee under this agreement, in its capacity as Trustee of the Trust, shall include:

(a)	receipt and deposit of the RG Special Voting Share from RG as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this agreement;

(b)	granting proxies and distributing materials to Beneficiaries as provided in this agreement;

(c)	voting the Beneficiary Votes in accordance with the provisions of this agreement;

(d)	receiving the grant of the Automatic Exchange Right and the Exchange Right from RG as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this agreement;

(e)	enforcing the benefit of the Automatic Exchange Right and the Exchange Right, in each case in accordance with the provisions of this agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries RG Shares and cheques, if any, to which such Beneficiaries are entitled pursuant to the Automatic Exchange Right or the Exchange Right, as the case may be;

(f)	holding title to the Trust Estate;

(g)	investing any moneys forming, from time to time, a part of the Trust Estate as provided in this agreement;

(h)	taking action at the direction of a Beneficiary or Beneficiaries to enforce the obligations of RG and Canco under this agreement; and

(i)	taking such other actions and doing such other things as are specifically provided in this agreement to be carried out by the Trustee whether alone, jointly or in the alternative.

(2)	In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

(3)	The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(4)	The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2	No Conflict of Interest

The Trustee represents to RG and Canco that at the date of execution and delivery of this agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Superior Court of Justice (Ontario) for an order that the Trustee be replaced as Trustee hereunder.

6.3	Dealings with Transfer Agents, Registrars, etc.

(1)	Each of RG and Canco irrevocably authorizes the Trustee, from time to time, to:

(a)	consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and RG Shares; and

(b)	requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this agreement and (ii) from the transfer agent of RG Shares, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Automatic Exchange Right and pursuant to the Exchange Right.

(2)	RG and Canco shall irrevocably authorize their respective registrars and transfer agents to comply with all such requests. RG covenants that it shall supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Automatic Exchange Right and the Exchange Right, in each case pursuant to Article 5.

6.4	Books and Records

The Trustee shall keep available for inspection by RG and Canco at the Trustee’s principal office in Toronto correct and complete books and records of account relating to the Trust created by this agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Automatic Exchange Right and the Exchange Right. On or before January 15, 2011, and on or before January 15th in every year thereafter, so long as the RG Special Voting Share is registered in the name of the Trustee, the Trustee shall transmit to RG and Canco a brief report, dated as of the preceding December 31st, with respect to:

(a)	the property and funds comprising the Trust Estate as of that date;

(b)	the number of exercises of the Automatic Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by RG of RG Shares in connection with the Automatic Exchange Right, during the calendar year ended on such December 31st; and

(c)	any action taken by the Trustee in the performance of its duties under this agreement which it had not previously reported.

6.5	Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file, or cause to be prepared and filed, on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any other Agency, including any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to RG or Canco). If requested by the Trustee, RG or Canco shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6	Indemnification Prior to Certain Actions by Trustee

(1)	The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the RG Special Voting Share pursuant to Article 4, subject to Section 6.15, and with respect to the Automatic Exchange Right and the Exchange Right pursuant to Article 5.

(2)	None of the provisions contained in this agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7	Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Automatic Exchange Right or the Exchange Right except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8	Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this agreement.

6.9	Evidence and Authority to Trustee

(1)	RG and/or Canco shall furnish to the Trustee evidence of compliance with the conditions provided for in this agreement relating to any action or step required or permitted to be taken by RG and/or Canco or the Trustee under this agreement or as a result of any obligation imposed under this agreement, including in respect of the Voting Rights or the Automatic Exchange Right or the Exchange Right and the taking of any other action to be taken by the Trustee at the request of or on the application of RG and/or Canco promptly if and when:

(a)	such evidence is required by any other section of this agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b)	the Trustee, in the exercise of its rights, powers, duties and authorities under this agreement, gives RG and/or Canco written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(2)	Such evidence shall consist of an Officer’s Certificate of RG and/or Canco or a statutory declaration or a certificate made by persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this agreement.

(3)	Whenever such evidence relates to a matter other than the Voting Rights or the Automatic Exchange Right or the Exchange Right or the taking of any other action to be taken by the Trustee at the request or on the application of RG and/or Canco, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of RG and/or Canco it shall be in the form of an Officer’s Certificate or a statutory declaration.

(4)	Each statutory declaration, Officer’s Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this agreement shall include a statement by the person giving the evidence:

(a)	declaring that he has read and understands the provisions of this agreement relating to the condition in question;

(b)	describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

(c)	declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

6.10	Experts, Advisers and Agents

The Trustee may:

(a)	in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert, whether retained by the Trustee or by RG and/or Canco or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid;

(b)	employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder; and

(c)	pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11	Investment of Moneys Held by Trustee

Unless otherwise provided in this agreement, any moneys held by or on behalf of the Trustee which under the terms of this agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee shall, upon the receipt by the Trustee of the written direction of Canco, be invested or reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, or in Authorized Investments. Any direction of Canco to the Trustee as to investment or reinvestment of funds shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. (local time) or if received on a non-business day, shall be deemed to have been given prior to 9:00 a.m. (local time) on the immediately following business day. If no such direction is received, the Trustee shall not have any obligation to invest the monies and pending receipt of such a direction all interest or other income and such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of Canco, in the deposit department of the Trustee or any other specified loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits. The Trustee shall not be held liable for any losses incurred in the investment of any funds as herein provided.

6.12	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this agreement or otherwise in respect of the premises.

6.13	Trustee Not Bound to Act on Request

Except as in this agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of RG and/or Canco or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14	Authority to Carry on Business

The Trustee represents to RG and Canco that at the date of execution and delivery by it of this agreement it is authorized to carry on the business of a trust company in each of the provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this agreement and the Voting Rights, the Automatic Exchange Right and the Exchange Right shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15	Conflicting Claims

(1)	If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, in its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Automatic Exchange Right or Exchange Right subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a)	the rights of all adverse claimants with respect to the Voting Rights, Automatic Exchange Right or Exchange Right subject to such conflicting claims or demands have been adjudicated by a final judgement of a court of competent jurisdiction; or

(b)	all differences with respect to the Voting Rights, Automatic Exchange Right or Exchange Right subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

(2)	If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16	Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for, by and in this agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.17	Third Party Interests

Each party to this agreement hereby represents to the Trustee that any account to be opened by, or interest to be held by the Trustee in connection with this agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

6.18	Privacy

The parties acknowledge that Canadian federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this agreement. Despite any other provision of this agreement, no party shall take or direct any action that would contravene, or cause the others to contravene, applicable Privacy Laws. The parties shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this agreement and not to use it for any purpose except with the consent of or direction from the other parties or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third part; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE 7

COMPENSATION

7.1	Fees and Expenses of the Trustee

Canco agrees to pay the Trustee reasonable compensation for all of the services rendered by it under this agreement and shall reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income or capital of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental Agency, reasonably incurred by the Trustee in connection with its duties under this agreement; provided that Canco shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation or any such proceedings in which the Trustee is determined to have acted in bad faith or with fraud, gross negligence or wilful misconduct.

ARTICLE 8

INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1	Indemnification of the Trustee

(1)	RG and Canco jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without fraud, gross negligence, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this agreement, or any written or oral instruction delivered to the Trustee by RG or Canco pursuant hereto.

(2)	In no case shall RG or Canco be liable under this indemnity for any claim against any of the Indemnified Parties unless RG and Canco shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, RG and Canco shall be entitled to participate at their own expense in the defence and, if RG and Canco so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by RG or Canco; or (ii) the named parties to any such suit include both the Trustee and RG or Canco and the Trustee shall have been advised by counsel acceptable to RG or Canco that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to RG or Canco and that, in the judgement of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case RG and Canco shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of the Trust and the resignation or removal of the Trustee.

8.2	Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this agreement, except to the extent that such loss is attributable to the fraud, gross negligence, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 9

CHANGE OF TRUSTEE

9.1	Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to RG and Canco specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless RG and Canco otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, RG and Canco shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, RG and Canco shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2	Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days’ prior notice by written instrument executed by RG and Canco, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3	Successor Trustee

Any successor trustee appointed as provided under this agreement shall execute, acknowledge and deliver to RG and Canco and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this agreement, with the like effect as if originally named as trustee in this agreement. However, on the written request of RG and Canco or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of this agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, RG, Canco and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4	Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, RG and Canco shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If RG or Canco shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of RG and Canco.

ARTICLE 10

RG SUCCESSORS

10.1	Certain Requirements in Respect of Combination, etc.

So long as any Exchangeable Shares not owned by RG or its affiliates are outstanding, RG shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom, provided that it may do so if:

(a)	such other person or continuing corporation (the “RG Successor”), by operation of law, becomes, without more, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the RG Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such RG Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of RG under this agreement: and

(b)	such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, RG Successor and Canco shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon RG Successor and such other person that may then be the issuer of the RG Shares shall possess and from time to time may exercise each and every right and power of RG under this agreement in the name of RG or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the board of directors of RG or any officers of RG may be done and performed with like force and effect by the directors or officers of such RG Successor.

10.3	Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing (i) the amalgamation or merger of any wholly-owned direct or indirect subsidiary of RG with or into RG, (ii) the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of RG (other than Canco or Callco), provided that all of the assets of such subsidiary are transferred to RG or another wholly-owned direct or indirect subsidiary of RG, or (iii) any other distribution of the assets of any wholly-owned direct or indirect subsidiary of RG (other than Canco or Callco) among the shareholders of such subsidiary for the purpose of winding up its affairs, and any such transactions are expressly permitted by this Article 10.

10.4	Successor Transactions

Notwithstanding the foregoing provisions of this Article 10, in the event of an RG Control Transaction:

(a)	in which RG merges or amalgamates with, or in which all or substantially all of the then outstanding RG Shares are acquired by, one or more other corporations to which RG is, immediately before such merger, amalgamation or acquisition, “related” within the meaning of the ITA (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof);

(b)	which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of that definition; and

(c)	in which all or substantially all of the then outstanding RG Shares are converted into or exchanged for shares or rights to receive such shares (the “Other Shares”) of another corporation (the “Other Corporation”) that, immediately after such RG Control Transaction, owns or controls, directly or indirectly, RG, then, (i) all references herein to “RG” shall thereafter be and be deemed to be references to “Other Corporation” and all references herein to “RG Shares” shall thereafter be and be deemed to be references to “Other Shares” (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Share Provisions or Article 5 of the Plan of Arrangement or exchange of such shares pursuant to this agreement immediately subsequent to the RG Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to he Share Provisions or Article 5 of the Plan of Arrangement, or exchange of such shares pursuant to this agreement had occurred immediately prior to the RG Control Transaction and the RG Control Transaction was completed) without any need to amend the terms and conditions of this agreement and without any further action required; and (ii) RG shall cause the Other Corporation to deposit one or more voting securities of such Other Corporation to allow Beneficiaries to exercise voting rights in respect of the Other Corporation substantially similar to those provided for in this agreement.

ARTICLE 11

AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1	Amendments, Modifications, etc.

Subject to Section 11.2, Section 11.4 and Section 13.1, this agreement may not be amended or modified except by an agreement in writing executed by RG, Canco and the Trustee and approved by the Beneficiaries in accordance with Section 11(2) of the Share Provisions.

11.2	Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this agreement for the purposes of:

(a)	adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the board of directors of each of Canco and RG shall be of the good faith opinion and the Trustee, acting on the advice of counsel, shall be of the opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b)	making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of RG and Canco and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries, it may be expedient to make, provided that such boards of directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c)	making such changes or corrections which, on the advice of counsel to RG, Canco and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

11.3	Meeting to Consider Amendments

Canco, at the request of RG, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Canco, the Share Provisions and all applicable laws.

11.4	Changes in Capital of RG and Canco

At all times after the occurrence of any event contemplated pursuant to Section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either RG Shares or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which RG Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5	Execution of Supplemental Trust Agreements

From time to time Canco (when authorized by a resolution of its Board of Directors), RG (when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	evidencing the succession of RG Successors and the covenants of and obligations assumed by each such RG Successor in accordance with the provisions of Article 9 and the successors of the Trustee or any successor trustee in accordance with the provisions of Article 9;

(b)	making any additions to, deletions from or alterations of the provisions of this agreement or the Voting Rights, the Automatic Exchange Right or the Exchange Right which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to RG, Canco, the Trustee or this agreement; and

(c)	for any other purposes not inconsistent with the provisions of this agreement, including to make or evidence any amendment or modification to this agreement as contemplated hereby; provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12

TERMINATION

12.1	Term

The Trust created by this agreement shall continue until the earliest to occur of the following events:

(a)	no outstanding Exchangeable Shares are held by a Beneficiary; and

(b)	each of RG and Canco elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 11(2) of the Share Provisions.

12.2	Survival of Agreement

This agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this agreement.

ARTICLE 13

GENERAL

13.1	Severability

If any term or other provision of this agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

13.2	Enurement

This agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns and, subject to the terms hereof, to the benefit of the Beneficiaries.

13.3	Notices to Parties

Any notice and other communications required or permitted to be given pursuant to this agreement shall be sufficiently given if delivered in person or if sent by facsimile transmission (provided such transmission is recorded as being transmitted successfully) to the parties at the following addresses:

(i)      In the case of RG or Canco to the following address:

Royal Gold, Inc.
Attn: Mr. Bruce Kirchhoff, Vice President and General Counsel
1660 Wynkoop Street
Suite 1000
Denver, Colorado 80102-1132

Tel: (303) 573-1660
Fax: (303) 573-9385

With a copy to (which shall not constitute notice):

McCarthy Tétrault LLP
Attn: Mr. Graham Gow
66 Wellington Street West
Suite 5300
Toronto-Dominion Bank Tower
Toronto, Ontario M5K 1E6

Tel: (416) 362-1812
Fax: (416) 868-0673

and:

Hogan & Hartson LLP
Attn: Mr. Paul Hilton
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, Colorado 80202

Tel: (303) 899-7300
Fax: (303) 899-7333

(ii)     In the case of Trustee to:

Computershare Trust Company of Canada
Suite 600, 530 8th Ave. SW
Calgary, Alberta T2P 3S8
Attention: Manager, Corporate Trust

or at such other address as the party to which such notice or other communication is to be given has last notified the party given the same in the manner provided in this section, and if not given the same shall be deemed to have been received on the date of such delivery or sending.

13.4	Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Canco from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5	Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6	Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

13.7	Attornment

Each of the Trustee, RG and Canco agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgement of the said courts and not to seek, and hereby waives, any review of the merits of any such judgement by the courts of any other jurisdiction, and RG hereby appoints Canco at its registered office in the Province of Ontario as attorney for service of process.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be duly executed as of the date first above written.

RG EXCHANGECO INC.

By:
Name:    ●
Title:    ●

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:    ●
Title:    ●

ROYAL GOLD, INC.

By:
Name:    ●
Title:    ●

APPENDIX F

NOTICE OF APPLICATION FOR FINAL ORDER

Court File No. CV-10-8532-00CL

ONTARIO SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3)(f) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING INTERNATIONAL ROYALTY CORPORATION

INTERNATIONAL ROYALTY CORPORATION

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a judge of the Ontario, Superior Court of Justice (Commercial List) on Friday, February 19, 2010 at 10:00 a.m. at 330 University Avenue, Toronto.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyers, or where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the application, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.

If you wish to oppose this Application but are unable to pay legal fees, legal aid may be available to you by contacting a local Legal Aid office.

Date: January 7, 2010
Issued by Joanne Nicoara
Registrar, Superior Court of Justice
          Local Registrar
330 University Avenue
7th floor
Toronto, Ontario M5G 1R7

TO:	All Registered Holders of Common Shares and Optionholders of International Royalty Corporation

AND TO:     All Directors of International Royalty Corporation

AND TO:     The Auditor of International Royalty Corporation

AND TO:	Director Compliance and Policy Directorate Corporations Canada Industry Canada 9th Floor, Jean Edmonds Tower South 365 Laurier Avenue West Ottawa, ON K1A 0C8

AND TO:	McCarthy Tetrault LLP 5300-66 Wellington St. W. Toronto-Dominion Centre Toronto, Ontario, M5K 1E6

Paul Steep
Tel: 416 601 7998
Fax: 416 868 0673

Lawyers for Royal Gold, Inc. and
7296355 Canada Limited

APPLICATION

1.	THE APPLICANT, INTERNATIONAL ROYALTY CORPORATION, MAKES APPLICATION TO A JUDGE PRESIDING OVER THE COMMERCIAL LIST AT 330 UNIVERSITY AVENUE, TORONTO, ONTARIO FOR:

(a)	an order pursuant to Section 192(3) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), approving a plan of arrangement (the “Arrangement”) proposed by International Royalty Corporation (“IRC”) and described in the Notice and Management Proxy Circular (the “Circular”) attached as Exhibit “A” to the affidavit filed in support of this Application;

(b)	an interim order for the advice and direction of this Court pursuant to section 192(4) of the CBCA (the “Interim Order”); and

(c)	such further and other relief as counsel may request and this Honourable Court may deem just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

(a)	IRC is a corporation organized under the laws of Canada and governed by the CBCA;

(b)	all statutory requirements under the CBCA either have been fulfilled or will be fulfilled by the date of the return of this Application, subject to the terms of the Interim Order;

(c)	IRC is not insolvent within the meaning of s. 192(2) of the CBCA;

(d)	the matters sought to be effected by the proposed Arrangement cannot practicably be effected under any other provision of the CBCA;

(e)	the arrangement is fair and reasonable;

(f)	the shares to be issued to International Royalty Corporation Securityholders pursuant to the Arrangement will be issued in reliance upon the exemption provided by section 3(a)(10) of the United States Securities Act of 1933, as amended;

(g)	all directions set out in the Interim Order and the shareholder approvals required pursuant to the Interim Order either have been followed and obtained, or will be followed and obtained, by the date of the return of this Application;

(h)	Section 192 of the CBCA;

(i)	Rules 1.04, 14.05(2), 17.02, 37, 38 and 39 of the Rules of Civil Procedure; and

(j)	such further and other grounds as counsel may advise and this Court may deem just.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the Application.

(a)	such Interim Order as may be granted by this Honourable Court;

(b)	the Affidavit of Douglas Silver and the exhibits attached thereto;

(c)	such further affidavits of deponents on behalf of the Applicant, reporting as to the compliance with any Interim Order of this Court and as to the result of any meetings ordered by any Interim Order of this Court as may be necessary; and

(d)	such further or other material as counsel may advise and this Court may deem just.

4.	Notice of this Application will be sent to all registered holders of IRC shares and optionholders of IRC at the address of each holder as shown on the books and records of IRC on January 14, 2010, or as this Court may direct in the Interim order pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure in the case of those holders whose addresses, as they appear on the books and records of IRC, are outside Ontario. The Notice of Application will also be sent to the Director under the CBCA.

January 7, 2010
FASKEN MARTINEAU DUMOULIN LLP
Barristers and Solicitors
P.O. Box 20, Toronto-Dominion Centre
Toronto, Ontario M5K 1N6

Samuel R. Rickett LSUC #14947B
Tel: 416 868 3436
Christine P. Tabbert LSUC #43594K
Tel: 416 865 4465
Fax: 416 364 7813

Lawyers for the Applicant

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3)(f) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING INTERNATIONAL ROYALTY CORPORATION

Court File Number: CV-10-8532-00CL

ONTARIO SUPERIOR COURT OF JUSTICE (Commercial List) Proceedings commenced at Toronto

NOTICE OF APPLICATION

FASKEN MARTINEAU DuMOULIN LLP Barristers and Solicitors Toronto Dominion Bank Tower P.O. Box 20 Toronto-Dominion Centre Toronto, ON M5K 1N6

Samuel R. Rickett LSUC #14947B Tel: 416 868 3436 Christine P. Tabbert LSUC #43594K Tel: 416 865 4465 Fax: 416 364 7813 Lawyers for the Applicant

APPENDIX G
INTERIM ORDER

Court File No. CV-10-8532-00CL
ONTARIO SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	THURSDAY, THE 14TH DAY OF
JUSTICE CAMPBELL	)	JANUARY, 2010
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3)(f) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING INTERNATIONAL ROYALTY CORPORATION
INTERNATIONAL ROYALTY CORPORATION
Applicant
INTERIM ORDER
     THIS MOTION made by the Applicant, International Royalty Corporation (“IRC”), for an Interim Order for advice and directions pursuant to subsection 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.
     UPON READING the Notice of Application dated January 7, 2010, the Notice of Motion, the Affidavit of Douglas Silver sworn January 13, 2010 and the exhibits thereto,

     AND ON HEARING the submissions of counsel for IRC, Royal Gold, Inc. and 7296355 Canada Limited, and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear,
     THIS COURT ORDERS
Definitions
1. All capitalized terms not otherwise defined in this Interim Order shall have the meanings ascribed thereto in the draft Management Proxy Circular attached as Exhibit “A” to the affidavit of Douglas Silver sworn January 13, 2010.
The Meeting and Materials
2. IRC is authorized to call, hold and conduct a special meeting (the “Meeting”) of the IRC Securityholders to be held in Englewood, Colorado on February 16, 2010 at 9:00 a.m. (local time) in order for the IRC Securityholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement (the “Arrangement Resolution”). A copy of the Arrangement Resolution is attached as Appendix B to the Circular.
3. The Meeting shall be called, held and conducted in accordance with the CBCA, any applicable securities law, rules and regulations, the notice of meeting which accompanies the Circular (the “Notice of Meeting”), and the articles and by-laws of IRC and the rulings and directions of the Chair of the Meeting, subject to the terms of this Interim Order and any further Order of this Court.

4. A quorum of IRC Securityholders shall be present at the Meeting, irrespective of the number of persons actually present at the Meeting, if the holders of not less than 25% of the total IRC Common Shares entitled to vote at the Meeting are present in person or represented by proxy. If no quorum is present at the appointed time of the Meeting, or within such reasonable time thereafter as the IRC Shareholders present may determine, the IRC Shareholders present and entitled to vote may adjourn the Meeting to a fixed time and place but may not transact any other business.
5. The only persons entitled to attend or speak at the Meeting shall be:
(a)	the IRC Securityholders as of the Record Date (as defined below), or their respective proxy holders;

(b)	the officers, directors, auditors and advisors of IRC and Royal Gold;

(c)	the Director; and

(d)	other persons who may receive the permission of the Chair of the Meeting.
6. IRC is authorized to distribute the Notice of Meeting, the Circular (which includes the Notice of Application and this Interim Order), the form of proxy and Letter of Transmittal and Election Form, along with such amendments and any other communications or documents determined by IRC to be necessary or desirable (collectively, the “Meeting Materials”), as follows:
(a)	to registered IRC Securityholders as of the Record Date (defined below), by:

(i)	mailing by pre-paid ordinary or first class mail, not less than twenty-one (21) days before the date of the Meeting. Distribution to such persons shall be to their last known addresses as they appear on the books and records of IRC as of the Record Date, and if no address is shown therein, then the last known address of the person known to the Corporate Secretary of IRC; or

(ii)	by delivery, in person or by recognized courier service or inter-office mail, not less than twenty-one (21) days before the date of the Meeting, to the address specified in (i) above.
(b)	to non-registered Shareholders of IRC by complying with its obligations under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators subject to abridgement of any time periods as permitted by such National Instrument; and

(c)	to the respective directors and auditors of IRC, and to the Director, by delivery in person, courier, pre-paid ordinary or first-class mail, or by facsimile or electronic transmission, not less than twenty-one (21) days before the date of the Meeting, and that compliance with this paragraph shall constitute sufficient notice of the Meeting.
7. IRC is authorized to make such amendments, updates, revisions or supplements to the Meeting Materials, as IRC may determine in accordance with the terms of the Arrangement Agreement including any amendments made in accordance therewith (“Additional Information”), and that notice of such Additional Information may be communicated to IRC

Securityholders by press release, newspaper advertisement, or one of the methods by which Meeting Materials will be distributed as IRC determines appropriate. Any amendments, updates, revisions or supplements to any of the Meeting Materials, and any notice of any adjournment or postponement of the Meeting, will be deemed to have been received by the IRC Securityholders within the times provided in paragraph 10 below.
8. The record date (the “Record Date”) for determining the IRC Securityholders who are entitled to receive the Meeting Materials and to vote at the Meeting shall be January 14, 2010.
Deemed Receipt
9. The service of the Meeting Materials shall be deemed effective under Rules 16 and 17 of the Rules of Civil Procedure:
(a)	in the case of mailing, three (3) days after deposit with the Canada Post Corporation;

(b)	in the case of delivery in person, upon receipt thereof by the intended addressee;

(c)	in the case of delivery by courier or through inter-office mail, one (1) business day after receipt by the courier or inter-office system;

(d)	in the case of facsimile transmission, upon obtaining a delivery receipt confirming the transmission thereof;

(e)	in the case of email transmission, upon the sending thereof; and

(f)	in all such cases leave is granted for service outside Ontario to the extent such leave is required.

10. The accidental failure or omission of IRC to give notice of the Meeting or to distribute the Meeting Materials due to mistake or events beyond the control of IRC, or the non-receipt of such notice or materials, shall not invalidate any resolution passed or proceedings taken at the Meeting and shall not constitute a breach of this order. If any such failure or omission is brought to the attention of IRC, then IRC shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
Amendments and Adjournments
11. IRC is authorized, in the manner contemplated by the Arrangement Agreement, to make such amendments, revisions, modifications or supplements to the Arrangement or Plan of Arrangement as it may determine are appropriate, subject to the terms of the Arrangement Agreement, without any additional notice to the IRC Securityholders or any other persons, and the Arrangement or the Plan of Arrangement as so amended, revised or supplemented shall be the Arrangement and the Plan of Arrangement submitted to the IRC Securityholders at the Meeting and shall be the subject of the Arrangement Resolution. Notice to the IRC Securityholders of any material change to the Arrangement Agreement or Plan of Arrangement shall be given to IRC Securityholders in the manner provided for in paragraph 7 hereof or in such other manner as the Court may direct. If such amendment, modification or supplement is made following the Meeting it shall be subject to approval by this Court at the hearing for the Final Order.
12. IRC, if it deems advisable and subject to the terms of the Arrangement Agreement, is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the IRC Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by such method as IRC deems appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments or postponement.
Proxies
13. IRC is authorized to use the proxy and Letter of Transmittal and Election Form, draft forms of which are attached as Exhibit “B” and Exhibit “C” to the affidavit of Douglas Silver, respectively, with such amendments and additional information as counsel for IRC may determine are necessary or desirable, provided that such amendments and additional information are not inconsistent with the terms of this Interim Order. IRC is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. IRC may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by IRC Securityholders, if IRC deems it advisable to do so.
Voting
14. The only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be the IRC Securityholders as of the Record Date, provided that IRC Options shall only be entitled to be voted with respect to the Arrangement Resolution.

15. Votes shall be taken at the Meeting on the basis of one vote per IRC Common Share and, with respect to the Arrangement Resolution, one vote per IRC Option and in order for the Arrangement Resolution to be approved by IRC Securityholders, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, by an effective vote, at the Meeting of the following:
(a)	at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) IRC Shareholders voting as a single class, and (ii) IRC Shareholders and IRC Optionholders voting together as a single class, and

(b)	a simple majority (“Minority Approval”) of the votes cast at the Meeting in person or by proxy by all IRC Shareholders other than (i) any “interested party” to the Arrangement within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Ontario Securities Commission and 1’Autorité des marches financiers (Québec) (“MI 61-101”), (ii) any “related party” of an interested party within the meaning of MI 61-101 (subject to exceptions set out therein), and (iii) any person that is joint actor with any of the foregoing for the purposes of MI 61-101.
Such votes shall be sufficient to authorize and direct IRC to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with that provided for in the Circular without the necessity of any further approval by the IRC Securityholders subject only to final approval of the Arrangement by this Court.

16. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.
Dissent Rights
17. Each holder of record of IRC Common Shares immediately prior to the Effective Time shall be entitled to exercise rights of dissent in connection with the Arrangement Resolution, and seek fair value for their IRC Common Shares, in accordance with section 3.1 of the Plan of Arrangement and this Interim Order, including as set out below:
(a)	in particular, a dissenting shareholder shall send to IRC a written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA and that written objection must be received by IRC at 10 Inverness Drive East, Suite 104, Englewood, Colorado, United States, 80112, Attention: Corporate Secretary by no later than 4:30 p.m. (Toronto time) on the business day (as defined in the Arrangement Agreement) preceding the date of the Meeting; and

(b)	any application to a court in respect of an application to fix fair value of the shares of a dissenting shareholder shall be to this Court.
Approval of Arrangement
18. Upon approval by the IRC Securityholders of the Arrangement Resolution in the manner set out in this Interim Order, IRC may apply to this Court for a Final Order approving the Arrangement on February 19, 2010.

19. The only persons entitled to notice of any further proceedings herein, including any hearing to consider and if deemed advisable to approve the Arrangement (including any adjournments thereof), and to appear and to be heard thereon, shall be:
(a)	solicitors for IRC:

(b)	solicitors for Canco and Royal Gold;

(c)	the Director; and

(d)	any person who has filed a Notice of Appearance herein in accordance with this Interim Order.
20. IRC shall be entitled, at any time, to seek leave to vary this Interim Order or seek further direction from this Court.
21. Any Notice of Appearance, together with any materials that a person intends to rely upon, must be served on the IRC solicitors as soon as reasonably practicable, and, in any event, no less than 5 days before the hearing of this Application at the following address:
FASKEN MARTINEAU DUMOULIN LLP
Barristers and Solicitors
P.O. Box 20, Toronto-Dominion Centre
Toronto, Ontario M5K 1N6
Attention : Sam Rickett and Christine Tabbert
with copies to the following:
McCarthy Tetrault LLP
5300-66 Wellington St. W.
Toronto-Dominion Centre
Toronto, Ontario, M5K 1E6
Attention: Paul Steep

22. To the extent of any inconsistency or discrepancy between the matters provided for in this Interim Order and the terms of any instrument creating, governing or collateral to the IRC Common Shares, IRC Options or the articles or by-laws of IRC, this Interim Order shall govern.
Service and Filing
23. The time for service of the Notice of Motion and Motion Record be and is hereby abridged and the Notice of Motion is properly returnable today and service of the Notice of Motion and Motion Record on any of the IRC Securityholders or any other interested person is hereby dispensed with.
24. Any materials filed by IRC in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.
Extra-Territorial Assistance
25. This Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3)(f) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING INTERNATIONAL ROYALTY CORPORATION
Court File No.: CV-10-8532-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(Commercial List)
Proceedings commenced at Toronto

INTERIM ORDER

FASKEN MARTINEAU DuMOULIN LLP
Barristers and Solicitors
Toronto Dominion Bank Tower
P.O. Box 20
Toronto-Dominion Centre
Toronto, ON M5K 1N6

Samuel R. Rickett LSUC #14947B
Tel: 416 868 3436
Christine P. Tabbert LSUC #43594K
Tel: 416 865 4465
Fax: 416 364 7813

Lawyers for the Applicant

APPENDIX H

SCOTIA CAPITAL INC. FAIRNESS OPINION

Scotia Capital Inc.
Scotia Plaza
40 King Street West
Box 4085, Station “A”
Toronto. Ontario
Canada M5W 2×6

December 17, 2009

Special Committee of the Board of Directors
The Board of Directors
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

To the Members of the Special Committee of the Board and Members of the Board:

We understand that International Royalty Corporation (the “Company” or “IRC”) is considering a transaction whereby Royal Gold, Inc. (the “Acquirer”), will acquire all of the outstanding common shares (the “Shares”) of the Company by way of a court-approved plan of arrangement (the “Transaction”). Pursuant to the terms of the agreement to be entered into by the Company and the Acquirer (the “Arrangement Agreement”), holders of the Shares will receive, at their election, C$7.45 in cash or 0.1385 common shares of the Acquirer (or exchangeable shares) or a combination thereof per Share, subject to a maximum of US$350 million in cash and a maximum of 7.75 million Acquirer common shares and exchangeable shares in the aggregate and subject to pro-ration of the number of Acquirer common shares and exchangeable shares if the holders of the Shares elect to receive more than approximately US$314 million in cash (the “Consideration”).The terms of the Arrangement Agreement relating to the proposed transaction are to be more fully described in a disclosure document, which will be mailed to the shareholders of the Company (the “Disclosure Document”).

Background and Engagement of Scotia Capital Inc. (“Scotia Capital”)

Scotia Capital was retained by the Special Committee of the Board of Directors (the “Special Committee”) and the Board of Directors of the Company on December 1, 2009 pursuant to an engagement letter (the “Engagement Agreement”) to perform such financial advisory and investment banking services for the Company as are customary in transactions of this type including assisting the Company in analyzing strategic alternatives and, if requested, structuring, negotiating and effecting a Transaction (as defined in the Engagement Agreement). The Special Committee and the Board of Directors has requested that Scotia Capital provide its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Shares (other than the Acquirer and its affiliates) (the “Company Shareholders”). The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee for its services as financial advisor, including fees that are contingent on the completion of such transaction(s) and fees payable upon delivery of an Opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances.

The Special Committee and the Board of Directors has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Disclosure Document and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada and in the United States.

Overview of International Royalty Corporation

International Royalty Corporation is a global mineral-royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey’s Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates, is an “insider”, “associate” or “affiliate” (as those terms are defined in the Securities Act (Ontario)) of the Company, Acquirer or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and the Company, Acquirer or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital is currently the sole lender to the Company and has in the past provided and may in the future provide traditional banking, financial advisory or investment banking services to the Company or any of its affiliates. Scotia Capital is also currently a lender to the Acquirer and has in the past provided and may in the future provide traditional banking, financial advisory or investment banking services to the Acquirer or its affiliates.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere. As such, Scotia Capital and Scotiabank may have had and may have positions in the securities of the Company, the Acquirer or any of their respective affiliates from time to time, and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Acquirer or any of their respective affiliates, or with respect to the Transaction.

Scope of Review

In arriving at the Opinion, Scotia Capital has reviewed, considered and relied upon (without attempting to verify independently the completeness or accuracy thereof) among other things, the following:

(a)	the latest drafts of Arrangement Agreement dated December 17 and related schedules;

(b)	the debt financing commitment letter dated December 14, 2009 provided by HSBC Securities (USA) Inc. related to the Transaction;

(c)	annual reports of the Company for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008;

(d)	the Notice of Annual Meeting of Shareholders and the Management Information Circular of the Company for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008;

(e)	audited financial statements of the Company for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008;

(f)	annual information forms of the Company for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008;

(g)	unaudited quarterly reports of the Company for the three-month periods ended March 31, 2009, June 30, 2009 and September 30, 2009;

(h)	various internal Company management reports;

(i)	discussions with senior management of the Company;

(j)	discussions with the Company’s legal counsel;

(k)	discussions with other potentially interested parties;

(l)	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

(m)	public information with respect to other transactions of a comparable nature considered by us to be relevant;

(n)	representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(o)	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Prior Valuations

The Company has represented to Scotia Capital that, to the best of its knowledge, there have been no prior valuations (as defined for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Ontario Securities Commission and the Autorité des marchés financiers of Quebec) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and of its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Scotia Capital by management of the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

Senior management of the Company has represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that the Company will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of the Special Committee and the Board of Directors of the Company in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement or the form of the Transaction.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Company Shareholders pursuant to the Transaction is fair, from a financial point of view, to such Company Shareholders.

Yours very truly,

(signed) SCOTIA CAPITAL INC.

APPENDIX I

SECTION 190 OF THE CBCA

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14, ss. 94, 134(F), 135(E).

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